Filed Pursuant to Rule 424(b)(3)
Registration Number 333-178524

Prospectus

$150,000,000

Acadia Healthcare Company, Inc.

Exchange Offer for

12.875% Senior Notes due 2018

Offer (which we refer to as the “Exchange Offer”) for outstanding 12.875% Senior Notes due 2018, in the aggregate principal amount of $150,000,000 (which we refer to as the “Outstanding Notes”), in exchange for up to $150,000,000 in aggregate principal amount of 12.875% Senior Notes due 2018 which have been registered under the Securities Act of 1933, as amended (which we refer to as the “Exchange Notes” and, together with the Outstanding Notes, the “notes”).

Material Terms of the Exchange Offer:

•	Expires 5:00 p.m., New York City time, on January 26, 2012, unless extended.

•	You may withdraw tendered Outstanding Notes any time before the expiration of the Exchange Offer.

•	Not subject to any condition other than that the Exchange Offer does not violate applicable law or any interpretation of the staff of the United States Securities and Exchange Commission (the “SEC”).

•	We can amend or terminate the Exchange Offer.

•	We will not receive any proceeds from the Exchange Offer.

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The exchange of Outstanding Notes for the Exchange Notes should not be a taxable exchange for United States federal income tax purposes. See “Certain Material United States Federal Income Tax Considerations.”

Terms of the Exchange Notes:

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The terms of the Exchange Notes are substantially identical to those of the Outstanding Notes, except the transfer restrictions, registration rights and additional interest provisions relating to the Outstanding Notes do not apply to the Exchange Notes.

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The Exchange Notes and the related guarantees will be our and the guarantors’ general unsecured senior obligations, will rank senior in right of payment to all existing and future senior subordinated indebtedness and equal in right of payment with all other existing and future senior indebtedness, including borrowings under our senior secured credit facility (the “Senior Secured Credit Facility”). The Exchange Notes and the related guarantees will be effectively subordinated to our and the guarantors’ existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness.

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The Exchange Notes will mature on November 1, 2018. The Exchange Notes will bear interest semi-annually in cash in arrears on November 1 and May 1 of each year. No interest will be paid on either the Exchange Notes or the Outstanding Notes at the time of the exchange. The Exchange Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Outstanding Notes.

•	We may redeem the Exchange Notes in whole or in part from time to time. See “Description of the Exchange Notes.”

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Upon the occurrence of specific kinds of changes of control, we must offer to repurchase all of the Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

For a discussion of the specific risks that you should consider before tendering your Outstanding Notes in the Exchange Offer, see “Risk Factors” beginning on page 19 of this prospectus.

There is no established trading market for the Outstanding Notes or the Exchange Notes.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. A broker dealer who acquired Outstanding Notes as a result of market making or other trading activities may use this Exchange Offer prospectus, as supplemented or amended from time to time, in connection with any resales of the Exchange Notes.

Neither the SEC nor any state securities commission has approved or disapproved of the Exchange Notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 23, 2011

Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). A broker dealer who acquired Outstanding Notes as a result of market making or other trading activities may use this prospectus, as supplemented or amended from time to time, in connection with any resales of the Exchange Notes. We have agreed that, for a period of up to 180 days after the closing of the Exchange Offer, we will make this prospectus available for use in connection with any such resale. See “Plan of Distribution”.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or an offer to sell any securities offered hereby in any jurisdiction where, or to any person whom, it is unlawful to make such an offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our 12.875% Senior Notes due 2018.

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COMPANY BACKGROUND

Acadia Healthcare Company, Inc. is a Delaware corporation doing business as Pioneer Behavioral Health. Our predecessor, Acadia Healthcare Company, LLC, was organized in 2005 and converted to a corporation in May 2011.

At the beginning of 2011, we operated through six psychiatric and behavioral health facilities. In April 2011, we acquired Youth and Family Centered Services, Inc. (“YFCS”). YFCS operates 13 inpatient and outpatient facilities, psychiatric and behavioral health facilities.

In November 2011, we completed the acquisition of PHC, Inc., which we refer to as “PHC.” PHC operates 15 substance abuse treatment centers and psychiatric facilities and provides related services. In July 2011, PHC had acquired all of the assets of HHC Delaware, Inc. (collectively with its subsidiary, “HHC”), consisting principally of the MeadowWood Behavioral Health System, an acute care psychiatric hospital (“MeadowWood”). We acquired MeadowWood when we acquired PHC. Upon completion of the acquisition of PHC, our common stock began trading on The NASDAQ Global Market under the symbol “ACHC.”

In this prospectus, unless the context requires otherwise, references to “Acadia,” the “Company,” “we,” “us” or “our” refer to Acadia Healthcare Company, Inc. and its predecessor, Acadia Healthcare Company, LLC. Current references include the acquired operations mentioned above; historical references include those operations form and after their date of acquisition. When we refer to our operations or results “on a pro forma basis” or “on a pro forma basis giving effect to the Merger,” we mean the statement is made as if each of the acquisitions mentioned above had been completed as of the date stated or as of the beginning of the period referenced.

NON-GAAP FINANCIAL MEASURES

We have included certain financial measures in this prospectus, including Pro Forma EBITDA and Pro Forma Adjusted EBITDA, which are “non-GAAP financial measures” as defined under the rules and regulations promulgated by the SEC. We define Pro Forma EBITDA as pro forma net income (loss) adjusted for (loss) income from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. We define Pro Forma Adjusted EBITDA as Pro Forma EBITDA adjusted for equity-based compensation expense, transaction-related expenses, management fees, impairment charges, legal settlement, and integration and closing costs. For the nine-month periods ended September 30, 2010 and 2011 and the twelve-month period ended December 31, 2010, Pro Forma Adjusted EBITDA also includes adjustments relating to a rate increase on one of PHC’s contracts, anticipated future operating income at the Seven Hills Behavioral Center, the elimination of rent expense associated with PHC’s subsidiary, Detroit Behavioral Institute, Inc., and cost savings/synergies in connection with the Merger (as defined herein). For a reconciliation of pro forma net income (loss) to Pro Forma Adjusted EBITDA, see “Prospectus Summary—Summary Historical Condensed Consolidated Financial Data and Unaudited Pro Forma Condensed Combined Financial Data.” We may not achieve all of the expected benefits from synergies, cost savings and recent improvements to our revenue base.

Pro Forma EBITDA and Pro Forma Adjusted EBITDA, as presented in this prospectus, are supplemental measures of our performance and are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). Pro Forma EBITDA and Pro Forma Adjusted EBITDA are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity. Our measurements of Pro Forma EBITDA and Pro Forma Adjusted EBITDA may not be comparable to similarly titled measures of other companies and are not measures of performance calculated in accordance with GAAP. We have included information concerning Pro Forma EBITDA and Pro Forma Adjusted EBITDA in this prospectus because we believe that such information is used by certain investors as measures of a company’s historical performance. We

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believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of issuers of equity securities, many of which present EBITDA and Adjusted EBITDA when reporting their results. Our presentation of Pro Forma EBITDA and Pro Forma Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources including, but not limited to, IBISWorld industry reports (“IBISWorld”) and reports prepared by the National Institute of Mental Health published in 2010, and the U.S. Department of Health and Human Services published in 2008. Some data are also based on our good faith estimates, which are derived from management’s review of internal data and information, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information, and we have not ascertained the underlying economic assumptions relied upon therein, and cannot guarantee its accuracy and completeness. Statements as to our market position are based on market data currently available to us and, primarily, on management estimates as information regarding most of our major competitors is not publicly available. Our estimates involve risks and uncertainties, and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as “Pioneer Behavioral Health,” which are protected under applicable intellectual property laws and are the property of Acadia Healthcare Company, Inc. or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to participate in the Exchange Offer. You should carefully read the entire prospectus, including the section entitled “Risk Factors” beginning on page 19 and the financial statements and notes thereto included elsewhere in this prospectus.

On November 1, 2011, PHC, Inc., a Massachusetts corporation (“PHC”), merged with and into Acadia Merger Sub, LLC (the “Merger”), a Delaware limited liability company and our wholly-owned subsidiary (“Merger Sub”), with Merger Sub continuing as the surviving company following the Merger (the “Merger”). In this prospectus, unless the context requires otherwise, references to “Acadia,” “the Company,” “we,” “us” or “our” refer to Acadia Healthcare Company, Inc. together with its consolidated subsidiaries and including the assets and operations acquired in the Merger. We recently completed several significant acquisitions and greatly expanded our business. See “Company Background.”

Our Company

Overview. We are the leading publicly traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. As of November 1, 2011 we operated 34 behavioral healthcare inpatient and outpatient facilities with approximately 1,950 licensed beds in 18 states. We believe that our primary focus on the provision of behavioral health services allows us to operate more efficiently and provide higher quality care than our competitors. On a pro forma basis for the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, giving effect to the Merger, we would have generated revenue of $252.2 million and $320.3 million, respectively.

Our inpatient facilities offer a wide range of inpatient behavioral health care services for children, adolescents and adults. We offer these services through a combination of acute inpatient behavioral facilities and residential treatment centers (“RTCs”). Our acute inpatient behavioral facilities provide the most intensive level of care, including 24-hour skilled nursing observation and care, daily interventions and oversight by a psychiatrist and intensive, highly coordinated treatment by a physician-led team of mental health professionals. Our RTCs offer longer-term treatment programs primarily for children and adolescents with long-standing chronic behavioral health problems. Our RTCs provide physician-led, multi-disciplinary treatments that address the overall medical, psychiatric, social and academic needs of the patient.

Our outpatient community-based services provide therapeutic treatment to children and adolescents who have a clinically defined emotional, psychiatric or chemical dependency disorder while enabling patients to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors:

Premier operational management team with track record of success. Our management team has approximately 145 combined years of experience in acquiring, integrating and operating a variety of behavioral health facilities. Following the sale of Psychiatric Solutions, Inc. (“PSI”) to Universal Health Services, Inc. in November 2010, certain of PSI’s key former executive officers joined Acadia in February 2011. The combination of the Acadia management team with the operational expertise of the former PSI management team gives us what we believe to be the premier leadership team in the behavioral health care industry. The new management team intends to bring its years of experience operating behavioral health facilities to generate strong cash flow and grow a strong business.

Favorable industry and legislative trends. According to the National Institute of Mental Health, approximately 6% of people in the United States suffer from a seriously debilitating mental illness and over 20% of children, either currently or at some point during their life, have had a seriously debilitating mental disorder. We believe the market for behavioral services will continue to grow due to increased awareness of mental health and substance abuse conditions and treatment options. National expenditures on mental health and substance abuse treatment are expected to reach $239 billion in 2014, up from $121 billion in 2003, representing a compound annual growth rate of approximately 6.4%.

While the growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services, recent healthcare reform is expected to increase access to industry services as more people obtain insurance coverage. A key aspect of reform legislation is the extension of mental health parity protections established into law by the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of 2008 (the “MHPAEA”). The MHPAEA provides for equal coverage between psychiatric or mental health services and conventional medical health services and forbids employers and insurers from placing stricter limits on mental health care compared to other health conditions. According to IBISWorld, the MHPAEA is projected to affect more than 113 million individuals.

Leading platform in attractive healthcare niche. We are a leading behavioral healthcare platform in an industry that is undergoing consolidation in an effort to reduce costs and better negotiate with larger payor organizations. In addition, the behavioral health care industry has significant barriers to entry, including (i) significant initial capital outlays required to open new facilities (ii) expertise required to deliver highly specialized services safely and effectively and (iii) high regulatory hurdles that require market entrants to be knowledgeable of state and federal laws and be licensed with local agencies at the facility level.

Diversified revenue and payor bases. We currently operate 34 facilities in 18 states. The Merger increased our payor, patient/client and geographic diversity, which mitigates the potential risk associated with any single facility. On a pro forma basis for the twelve months ended September 30, 2011, we received 66% of our revenue from Medicaid, 21% from commercial payors, 8% from Medicare, and 5% from other payors. As we receive Medicaid payments from 23 states, we do not believe that we are significantly affected by changes in reimbursement policies in any one state. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. On a pro forma basis, our largest facility would have accounted for less than 12% of total revenue for the twelve months ended September 30, 2011, and no other facility would have accounted for more than 9% of total revenue for the same period. Additionally, on a pro forma basis, no state would have accounted for more than 15% of total revenue for the twelve months ended September 30, 2011. We believe that our increased geographic diversity will mitigate the impact of any financial or budgetary pressure that may arise in a particular state where we operate.

Strong cash flow generation and low capital requirements. We generate strong free cash flow by profitably operating our business and by actively managing our working capital. Moreover, as the behavioral health care business does not typically require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are generally less than that of other facility-based health care providers. For the year ended December 31, 2010, Acadia’s capital expenditures amounted to approximately 2.3% of our revenue. In addition, our accounts receivable management is less complex than medical/surgical hospital providers because there are fewer billing codes for inpatient behavioral health care facilities.

Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective behavioral health services, while growing our business, increasing profitability and creating long-term value for our stockholders. To achieve these objectives, we have aligned our activities around the following growth strategies:

Increase margins by enhancing programs and improving performance at existing facilities. We believe we can improve efficiencies and increase operating margins by utilizing our management’s expertise and experience within existing programs and their expertise in improving performance at underperforming facilities. We believe the efficiencies can be realized by investing in growth in strong markets, addressing capital- constrained facilities that have underperformed and improving management systems. Furthermore, the combination of Acadia, YFCS and PHC provides the combined company an opportunity to develop a national marketing strategy in many markets which should help to increase the geographic footprint from which our existing facilities attract patients and referrals.

Opportunistically pursue acquisitions. We have established a national platform for becoming the leading, dedicated provider of high quality behavioral health care services in the U.S. Our industry is highly fragmented, and we selectively seek opportunities to expand and diversify our base of operations by acquiring additional facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions in various stages of development and consideration. We believe our focus on inpatient behavioral health care and history of completing acquisitions provides us with a strategic advantage in sourcing, evaluating and closing acquisitions. We intend to focus our efforts on acquiring additional acute psychiatric facilities, which should increase the percentage of such facilities in our portfolio. The combination of PHC and recently acquired MeadowWood added seven inpatient facilities (four for general psychiatric services and three for substance abuse services) and eight outpatient psychiatric facilities as well as two call centers. We leverage our management team’s expertise to identify and integrate acquisitions based on a disciplined acquisition strategy that focuses on quality of service, return on investment and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and expanding the breadth of services offered by the facilities.

Drive organic growth of existing facilities. We seek to increase revenue at our facilities by providing a broader range of services to new and existing patients and clients. The YFCS acquisition presented us with an opportunity to provide a wider array of behavioral health services (including adult services and acute-care services) to patients and clients in the markets YFCS serviced, without increasing the number of our licensed beds. We believe there are similar opportunities to market a broader array of services to the markets served by PHC’s facilities. We also intend to increase licensed bed counts in our existing facilities, with a focus on increasing the number of acute psychiatric beds. For example, since September 1, 2011, we have added 76 beds and expect to add approximately 95 additional beds by March 31, 2012. Additionally, 42 beds have already been converted from residential treatment care beds to acute psychiatric care beds, which have higher reimbursement rates on average. Furthermore, we believe that opportunities exist to leverage out-of-state referrals to increase volume and minimize payor concentration, especially with respect to our youth and adolescent focused services and our substance abuse services.

Recent Developments

On November 1, 2011, PHC merged with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”).

Concurrently with the closing of the Merger, the following events were effected, which together with the Merger, we collectively refer to as the “Transactions”:

•	our issuance of $150,000,000 in aggregate principal amount of the Outstanding Notes;

•	the effectiveness of an amendment to the Senior Secured Credit Facility (the “Second Amendment”);
•	the payment of a cash dividend to the holders of shares of Acadia’s common stock immediately prior to the Merger of approximately $74.4 million;
•	the permanent repayment of all outstanding indebtedness under PHC’s senior credit facility; and
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the payment of approximately $40.9 million of fees and expenses related to the foregoing transactions, including approximately $20.6 million paid to Waud Capital Partners, L.L.C. (“Waud Capital Partners”) to terminate its professional services agreement and approximately $2.4 million of change in control payments paid to certain PHC executives, commitment, placement and other financing fees, financial advisory costs and other transaction costs and professional fees.

For a description of the Senior Secured Credit Facility and the Second Amendment, see “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Other Indebtedness.

On December 20, 2011, we announced the closing of a registered public offering of 8,333,333 shares of our common stock at a public offering price of $7.50 per share. Prior to the closing, the underwriters exercised in full their option to purchase an additional 1,249,999 shares of our common stock. As a result, the total offering size was 9,583,332 shares of common stock.

Equity Sponsor

Founded in 1993, Waud Capital Partners is a leading middle-market private equity firm that partners with management teams to create, acquire and grow companies that address significant, inefficient, highly fragmented and underserved industry segments. Waud Capital Partners invests primarily through control-oriented growth equity investments, industry consolidations, buyouts or recapitalizations and seeks companies that generate strong cash flow and can be grown both organically and through add-on acquisitions. Waud Capital Partners’ current and exited portfolio is comprised of companies in the healthcare, business/consumer, logistics/specialty distribution and value-added industrial business segments.

Waud Capital Partners owns a substantial majority of our common stock, currently is entitled to designate a majority of our directors and, so long as it owns at least 17.5% of our outstanding common stock, has consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. This means that we cannot engage in any of those activities without the consent of Waud Capital Partners.

Company Information

Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067. Our telephone number is (615) 861-6000. Our website is http://www.acadiahealthcare.com. The information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.

Summary of the Exchange Offer

The summary below describes the principal terms of the Exchange Offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Exchange Offer” section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Offer.

Initial Offering of Outstanding Notes	On November 1, 2011, we sold, through a private placement exempt from the registration requirements of the Securities Act, $150,000,000 of our 12.875% Senior Notes due 2018 (the “Outstanding Notes”), all of which are eligible to be exchanged for Exchange Notes.

Registration Rights Agreement	Simultaneously with the private placement, we entered into a registration rights agreement with the initial purchaser of the Outstanding Notes (the “Registration Rights Agreement”). Under the Registration Rights Agreement, we are required to file a registration statement for substantially identical debt securities (and related guarantees), which will be issued in exchange for the Outstanding Notes, with the SEC. You may exchange your Outstanding Notes for Exchange Notes in this Exchange Offer. For further information regarding the Exchange Notes, see the sections entitled “Exchange Offer” and “Description of the Exchange Notes” in this prospectus.

Exchange Notes Offered	$150,000,000 aggregate principal amount of 12.875% Senior Notes due 2018.

Exchange Offer	We are offering to exchange the Outstanding Notes for a like principal amount at maturity of the Exchange Notes. Outstanding Notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Offer is being made pursuant to the Registration Rights Agreement which grants the initial purchaser and any subsequent holders of the Outstanding Notes certain exchange and registration rights. This Exchange Offer is intended to satisfy those exchange and registration rights with respect to the Outstanding Notes. After the Exchange Offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Outstanding Notes.

Expiration Date; Withdrawal of Tender	The Exchange Offer will expire 5:00 p.m., New York City time, on January 26, 2012, or a later time if we choose to extend the Exchange Offer in our sole and absolute discretion. You may withdraw your tender of Outstanding Notes at any time prior to the expiration date. All Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged. Any Outstanding Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the Exchange Offer.

Broker-Dealer

Each broker-dealer acquiring Exchange Notes issued for its own account in exchange for Outstanding Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any

Exchange Notes issued in the Exchange Offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the Exchange Notes issued in the Exchange Offer.

Prospectus Recipients	We mailed this prospectus and the related Exchange Offer documents to registered holders of the Outstanding Notes as of December 22, 2011.

Conditions to the Exchange Offer	Our obligation to accept for exchange, or to issue the Exchange Notes in exchange for, any Outstanding Notes is subject to certain customary conditions, including our determination that the Exchange Offer does not violate any law, statute, rule, regulation or interpretation by the staff of the SEC or any regulatory authority or other foreign, federal, state or local government agency or court of competent jurisdiction, some of which may be waived by us. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes Held in the Form of Book-Entry Interests	The Outstanding Notes were issued as global securities and were deposited upon issuance with U.S. Bank National Association, as custodian for The Depository Trust Company (“DTC”).

Beneficial interests in the Outstanding Notes, which are held by direct or indirect participants in DTC, are shown on, and transfers of the Outstanding Notes can only be made through, records maintained in book-entry form by DTC.

You may tender your Outstanding Notes by instructing your broker or bank where you keep the Outstanding Notes to tender them for you. By tendering your Outstanding Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “Exchange Offer” and in the letter of transmittal accompanying this prospectus. Your Outstanding Notes must be tendered in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

In order for your tender of Outstanding Notes for Exchange Notes in the Exchange Offer to be considered valid, you must transmit to the exchange agent on or before 5:00 p.m., New York City time on the expiration date either:

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an original or facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your Outstanding Notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•	if the Outstanding Notes you own are held of record by DTC, in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC (“ATOP”), in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your Outstanding Notes and update your account to reflect the issuance of the Exchange Notes to you. ATOP allows you to electronically transmit your acceptance of the Exchange Offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.

In addition, if you are making delivery via book-entry transfer, you must deliver, to the exchange agent on or before 5:00 p.m., New York City time on the expiration date, a timely confirmation of book-entry transfer of your Outstanding Notes into the account of the exchange agent at DTC.

Special Procedures for Beneficial Owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or Outstanding Notes in the Exchange Offer, you should contact the person in whose name your book-entry interests or Outstanding Notes are registered promptly and instruct that person to tender on your behalf.

United States Federal Income Tax Considerations	The Exchange Offer should not result in any income, gain or loss to the holders of Outstanding Notes for United States federal income tax purposes. See “Certain Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offer.

Exchange Agent	U.S. Bank National Association is serving as the exchange agent for the Exchange Offer.

Shelf Registration Statement	In limited circumstances, holders of Outstanding Notes may require us to register their Outstanding Notes under a shelf registration statement. See “Exchange Offer—Purpose of Exchange Offer.”

Consequences of Not Exchanging Outstanding Notes

If you do not exchange your Outstanding Notes in the Exchange Offer, your Outstanding Notes will continue to be subject to the restrictions on transfer currently applicable to the Outstanding Notes. In general, you may offer or sell your Outstanding Notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the Outstanding Notes under the Securities Act. Under some circumstances, however, holders of the Outstanding Notes, including holders who are not permitted to participate in the Exchange Offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Outstanding Notes by these holders. For more information regarding the consequences of not tendering your Outstanding Notes and our obligation to file a shelf registration statement, see “Exchange Offer—Purpose of the Exchange Offer”.

Summary of Terms of the Exchange Notes

The summary below describes the principal terms of the Exchange Notes. Certain of the terms described below are subject to important limitations and exceptions. See the section entitled “Description of the Exchange Notes” of this prospectus for a more detailed description of the terms of the Exchange Notes.

Issuer	Acadia Healthcare Company, Inc.

Securities	$150,000,000 aggregate principal amount of 12.875% Senior Notes due 2018, which will be registered under the Securities Act. The Exchange Notes will evidence the same debt as the Outstanding Notes.

Maturity Date	November 1, 2018.

Interest Rate	We will pay interest on the Exchange Notes at an annual interest rate of 12.875%.

Interest Payment Dates	Interest payments on the Exchange Notes are payable semi-annually in arrears on each November 1 and May 1. No interest will be paid on either the Exchange Notes or the Outstanding Notes at the time of exchange. The Exchange Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Outstanding Notes and, if no interest has been paid, the Exchange Notes will accrue interest since the issue date of the Outstanding Notes.

Accordingly, the holders of Outstanding Notes that are accepted for exchange will not receive accrued but unpaid interest on such Outstanding Notes at the time of tender. Rather, that interest will be payable on the Exchange Notes delivered in exchange for the Outstanding Notes on the first interest payment date following the expiration date of the Exchange Notes.

Guarantees	The Exchange Notes will be guaranteed on a senior unsecured basis by each of our domestic subsidiaries that is a guarantor under the Senior Secured Credit Facility and, subject to certain exceptions, each of our future domestic subsidiaries that guarantees indebtedness under the Senior Secured Credit Facility. See “Description of the Exchange Notes—Additional Note Guarantees.”

Ranking	The Exchange Notes and the guarantees will be our and the guarantors’ senior unsecured obligations and will be:

•	senior in right of payment to any of our and the guarantors’ existing and future subordinated indebtedness;

•	equal in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including the Senior Secured Credit Facility;

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effectively subordinated to our and the guarantors’ existing and future secured indebtedness, including the Senior Secured Credit Facility, to the extent of the value of the assets securing such indebtedness; and

•	structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the Exchange Notes.

As of the date of this prospectus, all of our existing subsidiaries guarantee the Outstanding Notes and the Senior Secured Credit Facility.

Optional Redemption	On or after November 1, 2015, we may redeem some or all of the Exchange Notes at the redemption prices set forth under “Description of the Exchange Notes—Optional Redemption.”

Prior to November 1, 2014, we may redeem up to 35% of the aggregate principal amount of the Exchange Notes at the premium set forth under “Description of the Exchange Notes—Optional Redemption,” with certain of the proceeds realized by us from the sale of a qualified equity issuance; provided however, that at least 65% of the original principal amount of the notes are outstanding immediately following the redemption.

We may redeem some or all of the Exchange Notes at any time prior to November 1, 2015 by paying a “make whole” premium as described in this prospectus.

Change of Control Offer	If we experience a change of control, the holders of the Exchange Notes will have the right to require us to purchase their Exchange Notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

Asset Sales	Upon certain asset sales, we may be required to offer to use the net proceeds of the asset sale to purchase some or all of the Exchange Notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

Certain Covenants	The indenture under which the Outstanding Notes were issued will govern the Exchange Notes. The indenture contains covenants that, among other things, limit our ability and the ability of the restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on our equity interests or redeem, repurchase or retire our equity interests or subordinated indebtedness;

•	transfer or sell assets;

•	make certain investments;

•	incur certain liens;

•	create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in certain transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions as described under “Description of the Exchange Notes—Certain Covenants.”

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offer.

No Public Market	The Exchange Notes will be a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. Accordingly, we cannot assure you that a liquid market for the Exchange Notes will develop or be maintained.

Risk Factors	You should consider carefully all of the information included in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 19 prior to deciding to tender your Outstanding Notes in the Exchange Offer.

Summary Historical Condensed Consolidated Financial Data and

Unaudited Pro Forma Condensed Combined Financial Data

Acadia Historical Financial Data

The following table sets forth summary historical condensed consolidated financial data for Acadia and its subsidiaries on a consolidated basis for the periods ended and at the dates indicated and does not give effect to YFCS operating results prior to April 1, 2011 or the consummation of the Transactions. Acadia has derived the historical consolidated financial data as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 from Acadia Healthcare Company, LLC’s audited consolidated financial statements included elsewhere in this prospectus. Acadia has derived the summary consolidated financial data as of and for the nine months ended September 30, 2010 and 2011 from Acadia Healthcare Company, Inc.’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Acadia has derived the summary consolidated financial data as of December 31, 2008 from Acadia Healthcare Company, LLC’s audited consolidated financial statements not included in this prospectus. The results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the entire fiscal year. The summary consolidated financial data below should be read in conjunction with “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and Acadia Healthcare Company, LLC’s consolidated financial statements and the notes thereto included elsewhere in this prospectus. On May 13, 2011, Acadia Healthcare Company, LLC elected to convert to a corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law.

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED
	2008	2009	2010	SEPTEMBER 30, 2010	SEPTEMBER 30, 2011
				(unaudited)	(unaudited)
	(In thousands)
Income Statement Data:
Net patient service revenue	$33,353	$51,821	$64,342	$48,344	146,019
Salaries, wages and benefits	22,342	30,752	36,333	28,980	110,750
Professional fees	952	1,977	3,612	1,151	5,111
Provision for doubtful accounts	1,804	2,424	2,239	1,803	1,664
Other operating expenses	8,328	12,116	13,286	8,792	24,344
Depreciation and amortization	740	967	976	728	3,114
Interest expense, net	729	774	738	549	4,143
Sponsor management fees	—	—	—	105	1,135
Transaction related expenses	—	—	—	104	10,594

Income (loss) from continuing operations, before income taxes	(1,542)	2,811	7,158	6,132	(14,836)
Income tax provision (benefit)	20	53	477	459	3,382

Income (loss) from continuing operations	(1,562)	2,758	6,681	5,673	(18,218)
(Loss) income from discontinued operations, net of income taxes	(156)	119	(471)	13	(765)

Net income (loss)	$(1,718)	$2,877	$6,210	$5,686	$(18,983)

Other Financial Data:
Ratio of earnings to fixed charges (1)	—	3.95x	8.03x	9.18x	—
Balance Sheet Data (as of end of period):
Cash and equivalents	$45	$4,489	$8,614	$6,479	$1,254
Total assets	32,274	41,254	45,412	42,937	269,609
Total debt	11,062	10,259	9,984	10,051	138,125
Total members’ equity	15,817	21,193	25,107	24,648	76,986

(1)

For purposes of calculating earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes and fixed charges. Fixed charges include interest expense and the estimated interest portion of rent expense. Earnings were insufficient to cover fixed charges by approximately $1.5 million and $14.8 million for the year ended December 31, 2008 and the nine months ended September 30, 2011, respectively.

YFCS Historical Financial Data

The following table sets forth summary historical condensed consolidated financial data for YFCS and its subsidiaries on a consolidated basis for the periods ended and at the dates indicated and does not give effect to Acadia’s acquisition of YFCS or the Transactions. Acadia has derived the historical consolidated financial data as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 from YFCS’ audited consolidated financial statements included elsewhere in this prospectus. Acadia has derived the summary consolidated financial data as of and for the three months ended March 31, 2010 and 2011 from YFCS’ unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Acadia has derived the summary consolidated financial data as of December 31, 2008 from YFCS’ audited consolidated financial statements not included in this prospectus. The results for the three months ended March 31, 2011 are not necessarily indicative of the results that may have been expected for the entire fiscal year. The summary financial data below should be read in conjunction with “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—YFCS Acquisition,” “Unaudited Pro Forma Condensed Combined Financial Information” and YFCS’ consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED
	2008	2009	2010	MARCH 31, 2010	MARCH 31, 2011
				(unaudited)	(unaudited)
	(In thousands)
Income Statement Data:
Revenue	$180,646	$186,586	$184,386	$45,489	$45,686
Salaries and benefits	110,966	113,870	113,931	27,813	29,502
Other operating expenses	37,704	37,607	38,146	8,944	9,907
Provision for bad debts	1,902	(309)	525	56	208
Interest expense	12,488	9,572	7,514	1,954	1,726
Depreciation and amortization	9,419	7,052	3,456	914	819
Impairment of goodwill	—	—	23,528	—	—

Income (loss) from continuing operations, before income taxes	8,167	18,794	(2,714)	5,808	3,524
Provision for income taxes	3,132	7,133	5,032	2,267	1,404

Income (loss) from continuing operations	5,035	11,661	(7,746)	3,541	2,120
Income (loss) from discontinued operations, net of income taxes	964	(1,443)	(4,060)	(151)	(64)

Net income (loss)	$5,999	$10,218	$(11,806)	$3,390	$2,056

Balance Sheet Data (as of end of period):
Cash and equivalents	$20,874	$15,294	$5,307	$8,570	$4,009
Total assets	271,446	254,620	217,530	249,748	216,609
Total debt	138,234	112,127	86,073	98,831	84,304
Total stockholders’ equity	102,696	113,921	102,126	117,311	104,182

PHC Historical Financial Data

The following table sets forth summary historical condensed consolidated financial data for PHC and its subsidiaries on a consolidated basis for the periods ended and at the dates indicated and does not give effect to the consummation of the Transactions. The consolidated financial statements of PHC and the notes related thereto are included elsewhere in this prospectus. PHC derived the historical consolidated financial data as of June 30, 2010 and 2011 and for each of the two years in the period ended June 30, 2011 from PHC’s audited financial statements included elsewhere in this prospectus. PHC derived the historical consolidated financial data as of and for the three months ended September 30, 2010 and 2011 from PHC’s unaudited interim financial statements included elsewhere in this prospectus. Certain amounts for all periods presented have been reclassified to be consistent with Acadia’s financial information. PHC derived the historical consolidated financial data as of June 30, 2009 and for the year ended June 30, 2009 from PHC’s audited financial statements not included in this prospectus. The summary financial data below should be read in conjunction with the “PHC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and PHC’s consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	YEAR ENDED JUNE 30,			THREE MONTHS ENDED
	2009	2010	2011	SEPTEMBER 30, 2010	SEPTEMBER 30, 2011
				(unaudited)	(unaudited)
	(In thousands)
Income Statement Data:
Revenues	$46,411	$53,077	$62,008	$15,071	$20,684
Patient care expenses	23,835	26,307	30,236	7,024	10,466
Contract expenses	3,016	2,965	3,618	708	1,070
Provision for doubtful accounts	1,638	2,131	3,406	1,003	1,263
Administrative expenses	18,721	19,111	22,206	5,100	7,360
Legal settlement	—	—	446	—	—

Operating income (loss)	(799)	2,563	2,096	1,236	525
Other income including interest expense, net	(177)	(37)	(108)	—	(949)

Income (loss) before income taxes	(976)	2,526	1,988	1,236	(424)
Provision for (benefit from) income taxes	65	1,106	1,408	(557)	140

Net income (loss) from continuing operations	(1,041)	1,420	580	679	(284)
Net income (loss) from discontinued operations	(1,413)	—	—	—	—

Net income (loss)	$(2,454)	$1,420	$580	$679	$(284)

Balance Sheet Data (as of end of period):
Cash and equivalents	$3,199	$4,540	$3,668	$3,066	$3,261
Total assets	22,692	25,650	28,282	25,101	51,825
Total debt	2,241	2,557	2,239	2,340	26,535
Total stockholders’ equity	16,044	17,256	17,915	17,879	17,678

Summary Unaudited Pro Forma Condensed Combined Financial Data

The following summary unaudited pro forma condensed combined financial data gives effect to (1) Acadia’s acquisition of YFCS and the related debt and equity financing transactions on April 1, 2011, (2) PHC’s acquisition of MeadowWood and related debt financing transaction on July 1, 2011 and (3) the Merger and the related issuance of Outstanding Notes on November 1, 2011, as if each had occurred on September 30, 2011 for the unaudited pro forma condensed combined balance sheet and January 1, 2010 for the unaudited pro forma condensed combined statements of operations. Acadia’s condensed consolidated balance sheet as of September 30, 2011 reflects the acquisition of YFCS and related debt and equity transactions and Acadia’s condensed consolidated statement of operations reflects the results of YFCS operations for the period from April 1, 2011 to September 30, 2011. PHC’s condensed consolidated balance sheet as of September 30, 2011 reflects the acquisition of MeadowWood and related debt financing transaction on July 1, 2011.

The fiscal years of Acadia, YFCS and HHC Delaware end December 31 while the fiscal year of PHC ended on June 30. The combined company’s fiscal year ends December 31.

The unaudited pro forma condensed combined balance sheet combines the unaudited consolidated balance sheets of each of Acadia and PHC as of September 30, 2011.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2010 combines the unaudited condensed consolidated statements of operations of Acadia, YFCS, HHC Delaware and PHC (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2010 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2009 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2010). The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2011 combines Acadia’s unaudited condensed consolidated statement of operations for that period with the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of HHC Delaware for the six months ended June 30, 2011 and the unaudited condensed consolidated statement of operations of PHC for the nine months ended September 30, 2011 (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2011 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2011). The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 combines the audited consolidated statement of operations of Acadia, YFCS and HHC Delaware for that period with the unaudited condensed consolidated statement of operations of PHC for that period (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2010 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2009 plus the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010).

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments are preliminary and revisions to the fair value of assets acquired and liabilities assumed and the financing of the Transactions may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed in the YFCS, MeadowWood and PHC acquisitions has not been completed and the completion of fair value determinations will most likely result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed.

The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period.

	PRO FORMA NINE MONTHS ENDED	PRO FORMA NINE MONTHS ENDED	PRO FORMA YEAR ENDED
	SEPTEMBER 30, 2010	SEPTEMBER 30, 2011	DECEMBER 31, 2010
	(unaudited) (In thousands)
Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Revenue	$239,718	$252,235	$320,298
Salaries, wages and benefits	141,550	172,838	189,000
Professional fees	13,769	13,095	18,245
Supplies	11,484	12,400	15,305
Rent	7,508	7,800	10,046
Other operating expenses	23,051	24,988	32,723
Provision for doubtful accounts	4,642	5,217	6,141
Depreciation and amortization	4,781	3,717	5,977
Interest expense, net	21,269	21,289	28,264
Impairment of goodwill	—	—	23,528
Sponsor management fees	105	135	—
Legal settlement	—	446	—

Total expenses	228,159	261,925	329,229
Income (loss) from continuing operations before income taxes	11,559	(9,690)	(8,931)
Provision for income taxes	4,901	5,934	2,700

Income (loss) from continuing operations	6,658	(15,624)	(11,631)
(Income) Loss from discontinued operations	(567)	(829)	4,531

Net income (loss)	$6,091	$(16,453)	$(16,162)

Other Financial Data:
Pro Forma EBITDA (1)	$37,609	$15,316	$25,310
Pro Forma Adjusted EBITDA (1)	$43,415	$40,649	$56,441

	ACTUAL	PRO FORMA
Unaudited Pro Forma Condensed Combined Balance Sheet Data (as of September 30, 2011):

Cash and equivalents	$1,254	$5,234
Total assets	269,609	359,026
Total debt	138,125	285,610
Total stockholders’ equity	76,986	11,029

(1)

Pro Forma EBITDA and Pro Forma Adjusted EBITDA are reconciled to pro forma net income (loss) in the table below. Pro Forma EBITDA and Pro Forma Adjusted EBITDA are financial measures not recognized under GAAP. When presenting non-GAAP financial measures, we are required to reconcile the non-GAAP financial measures with the most directly comparable GAAP financial measure or measures. We define Pro Forma EBITDA as pro forma net income (loss) adjusted for (loss) income from discontinued operations, net interest expense, income tax provision (benefit) and depreciation and amortization. Pro Forma

Adjusted EBITDA differs from “EBITDA” as that term may be commonly used. We define Pro Forma Adjusted EBITDA, as Pro Forma EBITDA adjusted for equity-based compensation expense, transaction-related expenses, management fees, impairment charges, legal settlement, and integration and closing costs. For the nine-month periods ended September 30, 2011 and 2010 and the twelve-month period ended December 31, 2010, Pro Forma Adjusted EBITDA also includes adjustments relating to a rate increase on one of PHC’s contracts, anticipated future operating income at the Seven Hills Behavioral Center, the elimination of rent expense associated with PHC’s subsidiary, Detroit Behavioral Institute, Inc., and cost savings/synergies in connection with the Merger. See the table and related footnotes below for additional information.

We present Pro Forma Adjusted EBITDA because it is a measure management uses to assess financial performance. We believe that companies in our industry use measures of Pro Forma EBITDA as common performance measurements. We also believe that securities analysts, investors and other interested parties frequently use measures of Pro Forma EBITDA as financial performance measures and as indicators of ability to service debt obligations. While providing useful information, measures of Pro Forma EBITDA, including Pro Forma Adjusted EBITDA, should not be considered in isolation or as a substitute for consolidated statement of operations and cash flows data prepared in accordance with GAAP and should not be construed as an indication of a company’s operating performance or as a measure of liquidity. Pro Forma Adjusted EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, “EBITDA,” “Adjusted EBITDA” or similar measures presented by other companies may not be comparable to our presentation, since each company may define these terms differently. See “Non-GAAP Financial Measures.”

	NINE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 30,
	2010	2011	2010
	(In thousands)
Reconciliation of Pro Forma Net Income (Loss) to Pro Forma Adjusted EBITDA:
Net income (loss) (a)	$6,091	$(16,453)	$(16,162)
Loss from discontinued operations	567	829	4,531
Interest expense, net	21,269	21,289	28,264
Income tax provision	4,901	5,934	2,700
Depreciation and amortization	4,781	3,717	5,977

Pro Forma EBITDA	37,609	15,316	25,310
Adjustments:
Equity-based compensation expense (b)	128	19,925	203
Transaction-related expenses (c)	—	—	69
Management fees (d)	433	361	550
Impairment charges (e)	—	—	23,528
Legal settlement (f)	—	446	—
Integration and closing costs (g)	—	947	—
Rate increase on a PHC contract (h)	1,400	333	1,900
Anticipated operating income at the Seven Hills Behavioral Center (i)	763	225	767
Rent elimination (j)	532	546	714
Cost savings/synergies (k)	2,550	2,550	3,400

Pro Forma Adjusted EBITDA	$43,415	$40,649	$56,441

(a)	Transaction-related expenses related to the acquisition of YFCS and the Merger of approximately $13.0 million for the nine months ended September 30, 2011 have been excluded from the computation of pro forma net income. In addition, advisory fees paid to Waud Capital Partners of approximately $1.0 million for the nine months ended September 30, 2011 have been excluded from the computation of pro forma net income due to the termination of the professional services agreement between Acadia and Waud Capital Partners on November 1, 2011.
(b)	Represents the equity-based compensation expense of Acadia, YFCS and PHC for the respective periods. Acadia recognized $19.8 million of equity-based compensation expense in the nine months ended September 30, 2011 related to equity units issued in conjunction with the YFCS acquisition.
(c)	Represents a portion of the acquisition-related fees and expenses incurred by Acadia in the respective periods, but excludes certain one-time transaction related expenses associated with the acquisition of YFCS and the Merger that were excluded from the computation of pro forma net income. See note (a).
(d)	Represents the management fees paid by MeadowWood to its former parent companies and a portion of the management fees paid by Acadia to its equity sponsor, Waud Capital Partners, that was not excluded in the computation of pro forma net income.
(e)	In connection with the execution of the sale agreement and plan of merger for the purchase of YFCS, YFCS recorded an impairment charge of approximately $23.5 million for the year ended December 31, 2010 as a result of management’s conclusion that the carrying value of goodwill exceeded the fair value implied by the sale of the company.
(f)	Represents legal settlement expenses recognized by PHC resulting from an employee wrongful termination suit against PHC that was settled in April 2011.
(g)	Represents costs incurred by Acadia related to the closing of the YFCS corporate office, including the costs of temporarily retaining certain employees for a transitional period following the acquisition date.
(h)	Represents the increased revenue that would have resulted from an increased rate on one of PHC’s contracts that became effective in March 2011, assuming such increased rate had been effective throughout all periods presented. The increased rate was estimated by multiplying the historical plan enrollment by the newly-contracted rate, which resulted in an approximate $0.17 million increase in revenue and EBITDA for each month prior to March 2011 in which the rate was not effective.
(i)	The Seven Hills Behavioral Center was opened in the fourth quarter of 2008 and became certified by the Center for Medicare and Medicaid Services in July 2010. The adjustment represents the estimated additional operating income that would have been generated by this facility if it had operated at expected levels for the nine months ended September 30, 2011 and the twelve months ended December 31, 2010. This adjustment is based upon the difference between the actual operating income for the Seven Hills Behavioral Center in the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, respectively, and the operating income that we anticipate the facility will achieve when it operates at expected levels.
(j)	Represents rent payments relating to PHC’s subsidiary, Detroit Behavioral Institute, Inc. (d/b/a Capstone Academy), as if the leased property had been owned by PHC throughout the periods presented. PHC currently leases the Capstone Academy property. The lessor financed the acquisition of the property through the issuance of notes to certain lenders. On November 13, 2010, PHC, through its subsidiary Detroit Behavioral Institute, Inc. (d/b/a Capstone Academy), purchased the notes from the lenders. The lessor was in default at the time PHC purchased the notes, and PHC initiated foreclosure proceedings in court. Upon completion of the foreclosure proceedings, the property will be owned by Acadia and rent expense will no longer be incurred.
(k)	Acadia expects to realize annual cost savings of approximately $3.4 million beginning in fiscal 2012 as a result of the Merger and the elimination of certain redundant positions, professional services and other expenses, as well as the efficiencies of integrating corporate functions within a larger company framework.

We may not be able to achieve all of the expected benefits from the synergies and cost savings described in the table. This information is inherently uncertain and is not intended to represent what our financial position or results of operations might be for any future period. See “Risk Factors—Risks Relating to our Business—Our acquisition strategy exposes us to a variety of operational and financial risks—Benefits may not materialize.”

RISK FACTORS

Participating in the Exchange Offer is subject to a number of important risks and uncertainties, some of which are described below. Any of the following risks could materially and adversely affect our business, financial condition, operating results and cash flows. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition, operating results and cash flows. In such cases, you may lose all or part of your investment in the notes. See “Forward-Looking Statements.”

Risks Relating to the Exchange Offer

Because there is no public market for the Exchange Notes, you may not be able to resell your notes.

The Exchange Notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their Exchange Notes; or

•	the price at which holders would be able to sell their Exchange Notes.

If a trading market were to develop, the Exchange Notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

We understand that the initial purchaser presently intends to make a market in the Exchange Notes. However, it is not obligated to do so and any market marking with respect to the Exchange Notes may be discontinued at any time without notice. In addition, market-making will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and may be limited during the pendency of the Exchange Offer or the effectiveness of the registration statement.

We offered the Outstanding Notes in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. Therefore, the Outstanding Notes may be transferred or resold only in a transaction registered under or exempt from the Securities Act and applicable state securities laws. We are conducting the Exchange Offer pursuant to an effective registration statement, whereby we are offering to exchange the Outstanding Notes for nearly identical notes that you will be able to trade without registration under the Securities Act provided you are not one of our affiliates. We cannot assure you that the Exchange Offer will be conducted in a timely fashion. Moreover, we cannot assure you that an active or liquid trading market for the Exchange Notes will develop. See “Exchange Offer.”

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Notes.

Delivery of Exchange Notes in exchange for Outstanding Notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of book-entry transfer of Outstanding Notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Outstanding Notes for exchange. Exchange Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the Exchange Offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the Exchange Offer, certain registration and other rights under the Registration Rights Agreements will terminate. See “Exchange Offer—Procedures for Tendering Outstanding Notes” and “Exchange Offer—Consequences of Failure to Exchange.”

Holders of Outstanding Notes who fail to exchange their Outstanding Notes in the Exchange Offer will continue to be subject to restrictions on transfer.

If you do not exchange your Outstanding Notes for Exchange Notes in the Exchange Offer, you will continue to be subject to the restrictions on transfer applicable to the Outstanding Notes. The restrictions on transfer of your Outstanding Notes arise because we issued the Outstanding Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Outstanding Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the Outstanding Notes under the Securities Act. For further information regarding the consequences of not tendering your Outstanding Notes in the Exchange Offer, see the section entitled “Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their Outstanding Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Outstanding Notes in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Relating to the Exchange Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes and our other debt.

As of September 30, 2011, on an a pro forma basis to give effect to the Merger, as if it had occurred on September 30, 2011, we would have had approximately $285.6 million of total indebtedness, which includes $138.1 million of indebtedness under the Senior Secured Credit Facility and $147.5 million (net of a discount of $2.5 million) of indebtedness under the Outstanding Notes. Our substantial indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	make it more difficult for us to satisfy our other financial obligations, including our obligations relating to the notes;

•	restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness (including scheduled repayments on our outstanding term loan borrowings under the Senior Secured Credit Facility), thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	expose us to interest rate fluctuations because the interest on the debt relating to revolving borrowings under the Senior Secured Credit Facility is imposed at variable rates;

•	make it more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to borrow additional funds; and

•	limit our ability to pay dividends, redeem stock or make other distributions.

In addition, the terms of the indenture governing the notes and the terms of the Senior Secured Credit Facility contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts, including the notes.

Despite our current indebtedness level, we may still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness, including additional notes and other secured indebtedness, in the future. Although the indenture governing the notes and the Senior Secured Credit Facility contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face would intensify and we may not be able to meet all our debt obligations, including the repayment of the notes. In addition, the indenture governing the notes and the agreement governing the Senior Secured Credit Facility do not prevent us from incurring obligations that do not constitute indebtedness under the agreements governing such debt.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, to fund planned capital expenditures and to maintain sufficient working capital will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under the Senior Secured Credit Facility or from other sources in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the Senior Secured Credit Facility and the notes, on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. We cannot assure you that we will be able to refinance any of our indebtedness, including the Senior Secured Credit Facility and the notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of our outstanding debt, including the notes, and our ability to make any required cash payments under our indebtedness, including the notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the Senior Secured Credit Facility is secured by a lien on all of our assets, and any successor credit facility is likely to be secured on a similar basis. As such, our ability to refinance the notes or seek additional financing could be impaired as a result of such security interest.

We are subject to a number of restrictive covenants, which may restrict our business and financing activities.

The Senior Secured Credit Facility and the indenture governing the notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions affect, and in many respects limit or prohibit, among other things, our and our subsidiaries’ ability to:

•	incur or guarantee additional indebtedness and issue certain preferred stock;

•	pay dividends on our equity interests or redeem, repurchase or retire our equity interests or subordinated indebtedness;

•	transfer or sell our assets:

•	make certain payments or investments;

•	make capital expenditures;

•	create certain liens on assets;

•	create restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•	engage in certain transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

The Senior Secured Credit Facility also requires us to meet certain financial ratios, including a fixed charge coverage ratio and a consolidated leverage ratio. See “Description of Other Indebtedness.”

The restrictions in the indenture governing the notes and the Senior Secured Credit Facility may prevent us from taking actions that we believe would be in the best interests of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our ability to comply with these covenants in future periods will largely depend on the pricing of our products and services, our success at implementing cost reduction initiatives and our ability to successfully implement our overall business strategy. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements. The breach of any of these covenants and restrictions could result in a default under the indenture governing the notes or under the Senior Secured Credit Facility, which could result in an acceleration of our indebtedness.

Under certain circumstances a court could cancel the notes or the related guarantees under fraudulent conveyance laws.

Our issuance of the notes and the related guarantees may be subject to review under federal or state fraudulent transfer law. If we become a debtor in a case under the United States Bankruptcy Code or encounter other financial difficulty, a court might avoid (that is, cancel) our obligations under the notes. Although laws differ among various jurisdictions, in general, under fraudulent conveyance statutes, a court could invalidate the notes as a fraudulent conveyance, or could subordinate the notes to the debt owed to our existing or future creditors if it found that when we issued the notes or the debt being refinanced with the proceeds of the notes, (i) we received less than reasonably equivalent value or fair consideration and (ii) we either (1) were insolvent or were rendered insolvent, (2) were left with inadequate capital to conduct our business or (3) believed or reasonably should have believed that we would incur debts beyond our ability to pay as such debts matured. The court could also avoid the notes, without regard to factors (i) and (ii), if it found that we issued the notes with actual intent to hinder, delay or defraud our current or future creditors.

Similarly, if one of our guarantors becomes a debtor in a case under the United States Bankruptcy Code or encounters other financial difficulty, a court might cancel its guarantee if it finds that when such guarantor issued its guarantee (or in some jurisdictions, when payments became due under the guarantee) or when we issued the guarantee being refinanced with the proceeds of the notes, factors (i) and (ii) above applied to such guarantor, such guarantor was a defendant in an action for money damages or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), or if it found that such guarantor issued its guarantee with actual intent to hinder, delay or defraud its creditors.

In addition, a court could avoid any payment by us or any guarantor pursuant to the notes or a guarantee, and require the return of any payment or the return of any realized value to us or the guarantor, as the case may be, or to a fund for the benefit of the creditors of us or the guarantor. In addition, under the circumstances described above, a court could subordinate rather than avoid obligations under the notes or the guarantees. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the notes from another guarantor or from any other source.

The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent if, at the time it incurs the indebtedness, either the sum of its existing debts exceeds the fair value of all of its property, its assets’ present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due, or it could not pay its debts as they become due. For this analysis, “debts” includes contingent and unliquidated debts.

The indenture governing the notes limits the liability of each guarantor on its guarantee to the maximum amount that such guarantor can incur without risk that its guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect such guarantees from fraudulent transfer challenges or, if it does, that the remaining amount due and collectible under the guarantees would suffice, if necessary, to pay the notes in full when due.

If a court avoided our obligations under the notes and the obligations of all of the guarantors under their guarantees, you would cease to be our creditor or creditor of the guarantors and likely have no source from which to recover amounts due under the notes. Even if the guarantee of a guarantor is not avoided as a fraudulent transfer, a court may subordinate the guarantee to that guarantor’s other debt. In that event, the guarantees would be structurally subordinated to all of that guarantor’s other debt.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the Senior Secured Credit Facility, and the remedies sought by the holders of such indebtedness, could adversely affect our ability to pay the principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the Senior Secured Credit Facility), we would be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, the lenders under the Senior Secured Credit Facility could elect to terminate their commitments or cease making further loans and institute foreclosure proceedings against our assets, or we could be forced to apply all available cash flows to repay such indebtedness, and, in any such case, we could ultimately be forced into bankruptcy or liquidation. Because the indenture governing the notes and the agreement governing the Senior Secured Credit Facility have customary cross-default provisions, if the indebtedness under the notes or under the Senior Secured Credit Facility is accelerated, we may be unable to repay or refinance the amounts due.

The notes and the guarantees are not secured by any of our assets and are effectively subordinated to our and the guarantors’ existing and future secured indebtedness.

The notes and the guarantees are general unsecured obligations ranking effectively junior in right of payment to all of our existing and future secured indebtedness and that of each guarantor, including indebtedness under the Senior Secured Credit Facility. Additionally, the indenture governing the notes permits us to incur additional secured indebtedness in the future. In the event that we or a guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any indebtedness that is effectively senior to the notes and the guarantees will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing such indebtedness before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. You may therefore not be fully repaid in the event we become insolvent or otherwise fail to make payments on the notes.

As of September 30, 2011, after giving effect to the Transactions, the notes and the guarantees would have been effectively subordinated to approximately $140.0 million of senior secured indebtedness under the Senior Secured Credit Facility.

The notes are structurally subordinated to the liabilities of our future subsidiaries that are not guarantors of the notes.

The notes are guaranteed on a senior unsecured basis by each of our subsidiaries that is a guarantor under the Senior Secured Credit Facility, and, subject to certain exceptions, each of our future domestic subsidiaries that incurs indebtedness. As of November 1, 2011, all of our existing subsidiaries were guarantors of the notes and the Senior Secured Credit Facility. The notes, however, will be structurally subordinated to indebtedness and other liabilities, including trade payables, of any of our future subsidiaries that are not guarantors of the notes.

The indenture governing the notes allows future non-guarantor subsidiaries to incur certain additional indebtedness in the future. In the event of a bankruptcy, liquidation or reorganization of any of our future non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of their preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us.

We may not be able to satisfy our obligations to holders of the notes upon a change of control or sale of assets.

Upon the occurrence of a change of control, as defined in the indenture governing the notes, we will be required to offer to purchase the notes at a price equal to 101% of the principal amount of such notes, together with any accrued and unpaid interest, to the date of purchase. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

In addition, upon the occurrence of an asset sale, as defined in the indenture, we may be required to offer to purchase the notes at a price equal to 100% of the principal amount of such notes, together with any accrued and unpaid interest, to the date of purchase. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

We cannot assure you that, if a change of control or asset sale occurs, we will have available funds sufficient to make an offer to purchase, and pay the change of control purchase price or asset sale purchase price to any or all of the holders of the notes seeking to receive and accept the change of control offer or asset sale offer. If we are required to purchase notes pursuant to a change of control offer or asset sale offer, we would be required to seek third-party financing to the extent we do not have available funds to meet our purchase obligations. There can be no assurance that we will be able to obtain such financing on acceptable terms to us or at all. Accordingly, none of the holders of the notes may receive the change of control purchase price or asset sale purchase price for their notes. Our failure to make or consummate the change of control offer or asset sale offer, or to pay the change of control purchase price or asset sale purchase price when due would be a default under the indenture governing the notes, which would also be a default under the Senior Secured Credit Facility.

In addition, the events that constitute a change of control or asset sale under the indenture may also be events of default under the Senior Secured Credit Facility. These events may permit the lenders under the Senior Secured Credit Facility to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in our specified assets, thereby limiting our ability to raise cash to purchase the notes and reducing the practical benefit of the offer-to-purchase provisions to the holders of the notes.

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our assets. However, the phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our capital stock or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all or a portion of the notes held by such holder may be impaired. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

The trading prices of the notes will be directly affected by our ratings with major credit rating agencies, the prevailing interest rates being paid by companies similar to us, and the overall condition of the financial and credit markets.

The trading prices of the notes in the secondary market will be directly affected by our ratings with major credit rating agencies, the prevailing interest rates being paid by companies similar to us, and the overall condition of the financial and credit markets. It is impossible to predict the prevailing interest rates or the condition of the financial and credit markets. Credit rating agencies continually revise their ratings for companies that they follow, including us. Any ratings downgrade could adversely affect the trading price of the notes or the trading market for the notes, to the extent a trading market for the notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future.

Risks Relating to Our Business

Our revenues and results of operations are significantly affected by payments received from the government and third-party payors.

A significant portion of our revenues is from the government, principally Medicare and Medicaid. significant portion of our revenues is from the government, principally Medicare and Medicaid. For the year ended December 31, 2010, Acadia derived approximately 68% of its revenues (on a pro forma basis giving effect to the YFCS acquisition) from the Medicare and Medicaid programs. PHC derived approximately 27% of its revenues from such programs for the fiscal year ended June 30, 2011 (on a pro forma basis giving effect to the MeadowWood acquisition). Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations.

Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, since most states operate with balanced budgets and since the Medicaid program is often a state’s largest program, some states can be expected to enact or consider enacting legislation formulated to reduce their Medicaid expenditures. Furthermore, the current economic downturn has increased the budgetary pressures on the federal government and many states, which may negatively affect the availability of taxpayer funds for Medicare and Medicaid programs. If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial position and results of operations.

On August 2, 2011, the Budget Control Act of 2011 (the “Budget Control Act”) was enacted into law. The Budget Control Act imposes annual spending limits on many federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. The Budget Control Act also establishes a bipartisan joint select committee of Congress that is responsible for developing recommendations to reduce future federal budget deficits by an additional $1.2 trillion over 10 years. On November 21, 2011, the co-chairs of the joint select committee announced that they would be unable to reach bipartisan agreement before the committee’s deadline of November 23, 2011. As a result of the committee’s failure to reach agreement, across-the-board cuts to mandatory and discretionary federal spending will be automatically implemented as of January 2013 unless Congress acts to amend, delay or otherwise terminate the automatic reductions set forth in the Budget Control Act, which could result in reductions of payments to Medicare providers of up to 2%. We cannot predict if reductions to future Medicare or other government payments to providers will be implemented as a result of the Budget Control Act or what impact, if any, the Budget Control Act will have on our business or results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the revenues and operating results of our facilities.

We expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our financial position and our results of operations.

A worsening of the economic and employment conditions in the United States could materially affect our business and future results of operations.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at the federal, state and local levels have decreased, and may continue to decrease, spending for health and human service programs, including Medicare and Medicaid, which are significant payor sources for our facilities. In periods of high unemployment, we also face the risk of potential declines in the population covered under managed care agreements, patient decisions to postpone or decide against receiving behavioral health services, potential increases in the uninsured and underinsured populations we serve and further difficulties in collecting patient co-payment and deductible receivables.

Furthermore, the availability of liquidity and credit to fund the continuation and expansion of many business operations worldwide has been limited in recent years. Our ability to access the capital markets on acceptable terms may be severely restricted at a time when we would like, or need, access to those markets, which could have a negative impact on our growth plans, our flexibility to react to changing economic and business conditions and our ability to refinance existing debt (including indebtedness under the Senior Secured Credit Facility). The current economic downturn or other economic conditions could also adversely affect the counterparties to our agreements, including the lenders under the Senior Secured Credit Facility, causing them to fail to meet their obligations to us.

If we fail to comply with extensive laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

Our industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: billing practices and prices for services; relationships with psychiatrists, physicians and other referral sources; necessity and quality of medical care; condition and adequacy of facilities; qualifications of medical and support personnel; confidentiality, maintenance and security issues associated with health-related information and patient personal information and medical records; the screening, stabilization and/or transfer of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, activities regarding competitors; and addition or expansion of facilities and services.

Among these laws are the Anti-Kickback Statute, the Stark Law, the federal False Claims Act and similar state laws. These laws, and particularly the Anti-Kickback Statute and the Stark Law, impact the relationships that we may have with psychiatrists and other referral sources. We have a variety of financial relationships with physicians who refer patients to our facilities, including employment contracts, leases and professional service agreements. These laws govern those relationships. The Office of the Inspector General of the Department of Health and Human Services has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the Anti-Kickback Statute. While we endeavor to comply with applicable safe harbors, certain of our current arrangements with physicians and other referral sources may not qualify for safe harbor protection. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the Anti-Kickback Statute, but may subject it to greater scrutiny. We cannot offer assurances that practices that are outside of a safe harbor will not be found to violate the Anti-Kickback Statute. Allegations of violations of the Anti-Kickback Statute may be brought under the federal Civil Monetary Penalty Law, which requires a lower burden of proof than other fraud and abuse laws, including the Anti-Kickback Statute.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws could subject us to liabilities, including civil penalties (including the loss of our licenses to operate one or more facilities), exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs and, for violations of certain laws and regulations, criminal penalties. Even the public announcement that we are being investigated for possible violations of these laws could have a material adverse effect on our business, financial condition or results of operations, and our business reputation could suffer. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

We may be required to spend substantial amounts to comply with legislative and regulatory initiatives relating to privacy and security of patient health information and standards for electronic transactions.

There are currently numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy and security concerns. In particular, federal regulations issued under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, require our facilities to comply with standards to protect the privacy, security and integrity of health care information. These regulations have imposed extensive administrative requirements, technical and physical information security requirements, restrictions on the use and disclosure of individually identifiable patient health and related financial information and have provided patients with additional rights with respect to their health information. Compliance with these regulations requires substantial expenditures, which could negatively impact our financial results. In addition, our management has spent, and may spend in the future, substantial time and effort on compliance measures.

Violations of the privacy and security regulations could subject our inpatient facilities to civil penalties of up to $25,000 per calendar year for each provision contained in the privacy and security regulations that are violated and criminal penalties of up to $250,000 per violation for certain other violations, in each case with the size of such penalty based on certain factors. Because there is no significant history of enforcement efforts by the federal government at this time, it is not possible to ascertain the likelihood of enforcement efforts in connection with these regulations or the potential for fines and penalties that may result from the violation of the regulations.

We may be subject to liabilities from claims brought against our facilities.

We are subject to medical malpractice lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience and actuarial estimates, our insurance coverage is adequate considering the claims arising from the operations of our facilities. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our operations.

We have been and could become the subject of governmental investigations, regulatory actions and whistleblower lawsuits.

Healthcare companies are subject to numerous investigations by various governmental agencies. Further, under the federal False Claims Act, private parties are permitted to bring qui tam or “whistleblower” lawsuits against companies that submit false claims for payments to, or improperly retain overpayments from, the government. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware.

Certain of our facilities have received, and other facilities may receive, government inquiries from, and may be subject to investigation by, federal and state agencies. Depending on whether the underlying conduct in these or future inquiries or investigations could be considered systemic, their resolution could have a material adverse effect on our financial position, results of operations and liquidity.

If any of our existing health care facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards. If we fail to adhere to these standards, we could be subject to monetary and operational penalties.

We are subject to uncertainties regarding recent health care reform, which represents a significant change to the health care industry.

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act (the “PPACA”). The Healthcare and Education Reconciliation Act of 2010 (the “Reconciliation Act”), which contains a number of amendments to the PPACA, was signed into law on March 30, 2010. Two primary goals of the PPACA, combined with the Reconciliation Act (collectively referred to as the “Health Reform Legislation”), are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

The expansion of health insurance coverage under the Health Reform Legislation may increase the number of patients using our facilities who have either private or public program coverage. In addition, a disproportionately large percentage of new Medicaid coverage is likely to be in states that currently have relatively low income eligibility requirements and may include states where we have facilities. Furthermore, as a result of the Health Reform Legislation, there may be a reduction in uninsured patients, which should reduce our expense from uncollectible accounts receivable.

Notwithstanding the foregoing, the Health Reform Legislation makes a number of other changes to Medicare and Medicaid which we believe may have an adverse impact on us. The Health Reform Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Health Reform Legislation provides for decreases in the annual market basket update for federal fiscal years 2010 through 2019, a productivity offset to the market basket update beginning October 1, 2011 for Medicare Part B reimbursable items and services and beginning October 1, 2012 for Medicare inpatient hospital services. The Health Reform Legislation will reduce Medicare and Medicaid disproportionate share payments beginning in 2014, which would adversely impact the reimbursement we receive under these programs.

The various provisions in the Health Reform Legislation that directly or indirectly affect reimbursement are scheduled to take effect over a number of years. Health Reform Legislation provisions are likely to be affected by the incomplete nature of implementing regulations or expected forthcoming interpretive guidance, gradual implementation, future legislation, and possible judicial nullification of all or certain provisions of the Health Reform Legislation. Further Health Reform Legislation provisions, such as those creating the Medicare Shared Savings Program and the Independent Payment Advisory Board, create certain flexibilities in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Health Reform Legislation on our future reimbursement at this time.

The Health Reform Legislation also contains provisions aimed at reducing fraud and abuse in healthcare. The Health Reform Legislation amends several existing laws, including the federal Anti-Kickback Statute (the “Anti-Kickback Statute”) and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. Congress revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to “have actual knowledge or specific intent to commit a violation of” the Anti-Kickback Statute in order to be found guilty of violating such law. The Health Reform Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Health Reform Legislation provides that a healthcare provider that knowingly retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act. The Health Reform Legislation also expands the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

The impact of the Health Reform Legislation on each of our facilities may vary. Because the Health Reform Legislation provisions are effective at various times over the next several years and in light of federal lawsuits challenging the constitutionality of the Health Reform Legislation, we anticipate that many of the provisions in the Health Reform Legislation may be subject to further revision or judicial nullification. We cannot predict the impact the Health Reform Legislation may have on our business, results of operations, cash flow, capital resources and liquidity, or whether we will be able to successfully adapt to the changes required by the Health Reform Legislation.

We operate in a highly competitive industry, and competition may lead to declines in patient volumes.

The healthcare industry is highly competitive, and competition among healthcare providers (including hospitals) for patients, psychiatrists and other healthcare professionals has intensified in recent years. There are other healthcare facilities that provide behavioral and other mental health services comparable to at least some of those offered by our facilities in each of the geographical areas in which we operate. Some of our competitors are owned by tax-supported governmental agencies or by nonprofit corporations and may have certain financial advantages not available to us, including endowments, charitable contributions, tax-exempt financing and exemptions from sales, property and income taxes.

If our competitors are better able to attract patients, recruit and retain psychiatrists, physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our business may be harmed.

The trend by insurance companies and managed care organizations to enter into sole source contracts may limit our ability to obtain patients.

Insurance companies and managed care organizations are entering into sole source contracts with healthcare providers, which could limit our ability to obtain patients since we do not offer the range of services required for these contracts. Moreover, private insurers, managed care organizations and, to a lesser extent, Medicaid and Medicare, are beginning to carve-out specific services, including mental health and substance abuse services, and establish small, specialized networks of providers for such services at fixed reimbursement rates. Continued growth in the use of carve-out arrangements could materially adversely affect our business to the extent we are not selected to participate in such smaller specialized networks or if the reimbursement rate is not adequate to cover the cost of providing the service.

Our performance depends on our ability to recruit and retain quality psychiatrists and other physicians.

The success and competitive advantage of our facilities depends, in part, on the number and quality of the psychiatrists and other physicians on the medical staffs of our facilities and our maintenance of good relations with those medical professionals. Although we employ psychiatrists and other physicians at many of our facilities, psychiatrists and other physicians generally are not employees of our facilities, and, in a number of our markets, they have admitting privileges at hospitals providing acute or inpatient behavioral health services. Such physicians (including psychiatrists) may terminate their affiliation with us at any time or admit their patients to competing healthcare facilities or hospitals. If we are unable to attract and retain sufficient numbers of quality psychiatrists and other physicians by providing adequate support personnel and facilities that meet the needs of those psychiatrists and other physicians, they may be discouraged from referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of psychiatrists and other physicians to practice in certain of the communities in which our facilities are located. Our failure to recruit psychiatrists and other physicians to these communities or the loss of such medical professionals in these communities could make it more difficult to attract patients to our facilities and thereby may have a material adverse effect on our business, financial condition and results of operations.

Additionally, our ability to recruit psychiatrists and other physicians is closely regulated. The form, amount and duration of assistance we can provide to recruited psychiatrists and other physicians is limited by the federal physician self-referral law (the “Stark Law”), the Anti-Kickback Statute, state anti-kickback statutes, and related regulations. For example, the Stark Law requires, among other things, that recruitment assistance can only be provided to psychiatrists and other physicians who meet certain geographic and practice requirements, that the amount of assistance cannot be changed during the term of the recruitment agreement, and that the recruitment payments cannot generally benefit psychiatrists and other physicians currently in practice in the community beyond recruitment costs actually incurred by them.

Our facilities face competition for staffing that may increase our labor costs and reduce our profitability.

Our operations depend on the efforts, abilities, and experience of our management and medical support personnel, including our therapists, nurses, pharmacists and mental health technicians, as well as our psychiatrists and other physicians. We compete with other healthcare providers in recruiting and retaining qualified management, physicians (including psychiatrists) and support personnel responsible for the daily operations of our facilities.

The nationwide shortage of nurses and other medical support personnel has been a significant operating issue facing us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel or require us to hire more expensive temporary or contract personnel. In addition, certain of our facilities are required to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may be required to limit the services provided by these facilities, which would have a corresponding adverse effect on our net operating revenues.

Increased labor union activity is another factor that could adversely affect our labor costs. To date, labor unions represent employees at only five of our 34 facilities. Although we are not aware of any union organizing activity at any of our other facilities, we are unable to predict whether any such activity will take place in the future. To the extent that a greater portion of our employee base unionizes, it is possible that our labor costs could increase materially.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure to either recruit and retain qualified management, nurses and other medical support personnel or control our labor costs could harm our results of operations.

We depend heavily on key management personnel, and the departure of one or more of our key executives or a significant portion of our local facility management personnel could harm our business.

The expertise and efforts of our senior executives and the chief executive officer, chief financial officer, medical director, physicians and other key members of our facility management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our facility management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business.

In addition, while our management was successful in operating and expanding PSI, there can be no assurance that they will be able to duplicate that success at Acadia.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various federal, state and local laws and regulations that:

•	regulate certain activities and operations that may have environmental or health and safety effects, such as the generation, handling and disposal of medical wastes,

•	impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and

•	regulate workplace safety.

Compliance with these laws and regulations could increase our costs of operation. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations, financial position or cash flows. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse affect on our business.

Our acquisition strategy exposes us to a variety of operational and financial risks.

A principal element of our business strategy is to grow by acquiring other companies and assets in the behavioral health industry. Growth, especially rapid growth, through acquisitions exposes us to a variety of operational and financial risks. We summarize the most significant of these risks below.

Integration risks.

We must integrate our acquisitions with our existing operations. This process includes the integration of the various components of our business (including the following) and of the businesses we have acquired or may do so in the future:

•	additional psychiatrists, other physicians and employees who are not familiar with our operations;

•	patients who may elect to switch to another behavioral health care provider;

•	regulatory compliance programs; and

•	disparate operating, information and record keeping systems and technology platforms.

Integrating a new facility could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel from day-to-day operations.

We may not be able to combine successfully the operations of recently acquired PHC with our operations, and, even if such integration is accomplished, we may never realize the potential benefits of the acquisition. The integration of acquisitions, including PHC, with our operations requires significant attention from management, may impose substantial demands on our operations or other projects and may impose challenges on the combined business including, but not limited to, consistencies in business standards, procedures, policies and business cultures. The PHC integration, which began in earnest upon the closing of the Merger, also involves a capital outlay, and the return that we achieved on any capital invested may be less than the return that we would achieve on our other projects or investments. Although the YFCS and PHC integrations are underway, they are not complete. If we fail to complete these integrations, we may never fully realize the potential benefits of the related acquisitions.

Benefits may not materialize.

When evaluating potential acquisition targets, we identify potential synergies and cost savings that we expect to realize upon the successful completion of the acquisition and the integration of the related operations. We may, however, be unable to achieve or may otherwise never realize the expected benefits. In connection with the Merger, the expected improvements to our revenue base result from a rate increase on one of our contracts effective in March 2011 and the expansion of one of our existing contracts in December 2010. In an effort to illustrate the impact of these items on our operating income, we have made an estimate of the impact of these improvements for the twelve months ended June 30, 2011, even though they were not effective for that entire period. In addition, we have made an estimate of the future operating income we expect to earn once the Seven Hills Behavioral Center is operating at expected levels. The Seven Hills Behavioral Center was opened in the fourth quarter of 2008 and became CMS certified in July 2010. See “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Synergies, Cost Savings and Revenue Improvements.” Although these estimates are presented in “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Anticipated Synergies, Cost Savings and Revenue Improvements” with numerical specificity, they are inherently uncertain and are not intended to represent what our financial position or results of operations might be for any future period. Our ability to realize the expected benefits from these improvements are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, such as changes to government regulation governing or otherwise impacting the behavioral health care industry, reductions in reimbursement rates from third party payors, reductions in service levels under our contracts, operating difficulties, client preferences, changes in competition and general economic or industry conditions. If we are unsuccessful in implementing these improvements or if we do not achieve our expected results, it may adversely impact our results of operations.

Assumptions of unknown liabilities

Facilities that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for failure to comply with healthcare laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such facilities for at least a portion of these matters, we may experience difficulty enforcing those obligations or we may incur material liabilities for the past activities of acquired facilities. Such liabilities and related legal or other costs and/or resulting damage to a facility’s reputation could negatively impact our business.

Competing for acquisitions

We face competition for acquisition candidates primarily from other for-profit healthcare companies, as well as from not-for-profit entities. Some of our competitors have greater resources than we do. As a result, we may pay more to acquire a target business or may agree to less favorable deal terms than we would have otherwise. Our principal competitors for acquisitions have included Universal Health Services, Inc. (“UHS”), Aurora Behavioral Health Care (“Aurora”) and Ascend Health Corporation (“Ascend”). Also, suitable acquisitions may not be accomplished due to unfavorable terms.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for an acquired facility, the acquired facility’s results of operations, the fair value of assets acquired and liabilities assumed, effects of subsequent legislation and limits on rate increases.

Managing growth

Some of the facilities we have acquired or may acquire in the future may have had significantly lower operating margins than the facilities we operated prior to the time of our acquisition thereof or had operating losses prior to such acquisition. If we fail to improve the operating margins of the facilities we acquire, operate such facilities profitably or effectively integrate the operations of the acquired facilities, our results of operations could be negatively impacted.

State efforts to regulate the construction or expansion of health care facilities could impair our ability to operate and expand our operations.

A majority of the states in which we operate facilities have enacted Certificates of Need (“CON”) laws that regulate the construction or expansion of healthcare facilities, certain capital expenditures or changes in services or bed capacity. In giving approval for these actions, these states consider the need for additional or expanded healthcare facilities or services. Our failure to obtain necessary state approval could (i) result in our inability to acquire a targeted facility, complete a desired expansion or make a desired replacement, (ii) make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs or (iii) result in the revocation of a facility’s license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from such requirements, but we cannot predict the impact of these changes upon our operations.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by Medicare, Medicaid and commercial third-party payors designed to reduce admissions and lengths of stay, commonly referred to as “utilization review,” have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by health plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. For example, the Health Reform Legislation potentially expands the use of prepayment review by Medicare contractors by eliminating statutory restrictions on its use. Utilization review is also a requirement of most non-governmental managed-care organizations and other third-party payors. Although we are unable to predict the effect these controls and changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our business and results of operations.

Different interpretations of accounting principles could have a material adverse effect on our results of operations or financial condition.

Generally accepted accounting principles are complex, continually evolving and may be subject to varied interpretation by us, our independent registered public accounting firm and the SEC. Such varied interpretations could result from differing views related to specific facts and circumstances. Differences in interpretation of generally accepted accounting principles could have a material adverse effect on our financial position or results of operations.

Although we have facilities in 18 states, we have substantial operations in each of Arkansas, Indiana, Michigan, Mississippi and Nevada, which makes us especially sensitive to regulatory, economic, environmental and competitive conditions and changes in those states.

We currently operate 34 treatment facilities, 18 of which are located in Arkansas, Indiana, Michigan, Mississippi or Nevada. Our revenues in those states represented approximately 53% of our consolidated revenue for the year ended December 31, 2010 (on a pro forma basis giving effect to the YFCS acquisition and the Merger, including PHC’s acquisition of MeadowWood). This concentration makes us particularly sensitive to legislative, regulatory, economic, environmental and competition changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results.

In addition, our facilities in Florida, Louisiana and Mississippi and other areas across the Gulf Coast (including Texas) are located in hurricane-prone areas. In the past, hurricanes have had a disruptive effect on the operations of our facilities in the Gulf Coast and the patient populations in those states. Our business activities could be significantly disrupted by a particularly active hurricane season or even a single storm, and our property insurance may not be adequate to cover losses from such storms or other natural disasters.

An increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payors and patients is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient’s responsibility, which primarily includes co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payor source, the agings of the receivables and historical collection experience. At December 31, 2010, our allowance for doubtful accounts represented approximately 19% of our accounts receivable balance as of such date (calculated on a pro forma basis to give effect to the YFCS acquisition, the MeadowWood acquisition and the Merger). We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage (including implementation of the Health Reform Legislation) could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) could have a material and adverse effect on our business.

Historically, as a privately-held company, we were not required to maintain internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of Sarbanes-Oxley, standards that, as a newly public company, we will be required to meet in the course of preparing our consolidated financial statements in the future. If we are not able to implement the requirements of Section 404 of Sarbanes-Oxley in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under the Senior Secured Credit Facility and the Outstanding Notes. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in our financial statements is also likely to suffer if we or our independent registered public accounting firm report a material weakness in our internal control over financial reporting. In addition, we will incur incremental costs in order to improve our internal control over financial reporting and comply with Section 404 of Sarbanes-Oxley, including increased auditing and legal fees.

We are a “controlled company,” controlled by Waud Capital Partners, whose interest in our business may be different from ours or yours.

Waud Capital Partners controls approximately 78.3% of the voting power of our common stock and is able to elect a majority of our board of directors in accordance with the terms of the stockholders agreement that we entered into with Waud Capital Partners and certain members of our management upon the closing of the Merger. For so long as Waud Capital Partners owns at least 17.5% of our outstanding common stock, it has the right to designate a majority of our board of directors and consent rights to many corporate actions, such as issuing equity or debt securities, paying dividends, acquiring any interest in another company and materially changing our business activities. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” As a result of Waud Capital Partners’ voting power, we are considered a “controlled company” for the purposes of the Nasdaq listing requirements. As a “controlled company,” we are permitted to, and we do, opt out of the Nasdaq listing requirements that would otherwise require a majority of the members of our board of directors to be independent and require that we either establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors. The Nasdaq listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. It is possible that the interests of Waud Capital Partners may in some circumstances conflict with our interests and the interests of our other stockholders.

Future sales of common stock by Acadia’s existing stockholders may cause our stock price to fall.

The market price of our common stock could decline as a result of sales by our existing stockholders in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Waud Capital Partners and certain of its affiliates, along with certain members of our management, have certain demand and piggyback registration rights with respect to shares of our common stock beneficially owned by them. The presence of additional shares of our common stock trading in the public market, as a result of the exercise of such registration rights, may have an adverse effect on the market price of Acadia’s securities.

We incur substantial costs as a result of being a public company.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements. We incur costs associated with complying with the requirements of Sarbanes-Oxley and related rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these laws and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Since we only became a publicly traded in November 2011, none of these costs are reflected in our historical financial statements. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include any statements that address future results or occurrences. In some cases you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “would,” “should,” “could” or the negative thereof. Generally, the words “anticipate,” “believe,” “continue,” “expect,” “intend,” “estimate,” “project,” “plan” and similar expressions identify forward-looking statements. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “PHC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which could cause our actual results, performance or achievements to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to:

•	our significant indebtednesses and ability to incur substantially more debt;

•	our future cash flow and earnings;

•	our ability to meet our debt obligations;

•	the impact of payments received from the government and third-party payors on our revenues and results of operations;

•	the impact of the economic and employment conditions in the United States on our business and future results of operations;

•	the impact of recent health care reform;

•	the impact of our highly competitive industry on patient volumes;

•	the impact of recruitment and retention of quality psychiatrists and other physicians on our performance;

•	the impact of competition for staffing on our labor costs and profitability;

•	our dependence on key management personnel, key executives and our local facility management personnel;

•	compliance with laws and government regulations;

•	the impact of claims brought against our facilities;

•	the impact of governmental investigations, regulatory actions and whistleblower lawsuits;

•	difficulties in successfully integrating the YFCS and PHC facilities and operations or realizing the potential benefits and synergies of these acquisitions;

•	the impact on our growth strategy from difficulties in acquiring facilities in general and from not-for-profit entities due to regulatory scrutiny;

•	difficulties in improving the operations of the facilities we acquire;

•	the impact of unknown or contingent liabilities on facilities we acquire;

•	the impact of state efforts to regulate the construction or expansion of health care facilities on our ability to operate and expand our operations;

•	the impact of controls designed to reduce inpatient services on our revenues;

•	the impact of fluctuations in our operating results, quarter to quarter earnings and other factors on the price of our common stock;

•	the impact of different interpretations of accounting principles on our results of operations or financial condition;

•	the impact of an increase in uninsured and underinsured patients or the deterioration in the collectability of the accounts of such patients on our results of operations;

•	the impact of legislative and regulatory initiatives relating to privacy and security of patient health information and standards for electronic transactions;

•	the impact of the trend for insurance companies and managed care organizations to enter into sole source contracts on our ability to obtain patients;

•	the fact that we have not previously been required to comply with regulatory requirements applicable to reporting companies;

•	our status as a “controlled company”; and

•	the other risks described under the heading “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. These forward-looking statements are made only as of the date of this prospectus. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

EXCHANGE OFFER

Purpose of the Exchange Offer

The Exchange Offer is designed to provide holders of Outstanding Notes with an opportunity to acquire Exchange Notes which, unlike the Outstanding Notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the Exchange Notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

The Outstanding Notes were originally issued and sold on November 1, 2011, to the initial purchaser pursuant to the purchase agreement dated October 27, 2011. The Outstanding Notes were issued and sold in a transaction not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. The concurrent resale of the Outstanding Notes by the initial purchaser to investors was done in reliance upon the exemptions provided by Rule 144A and Regulation S promulgated under the Securities Act. The Outstanding Notes may not be reoffered, resold or transferred other than (i) to us or our subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) outside the United States to a non-U.S. person within the meaning of Regulation S under the Securities Act, (iv) to an institutional “accredited investor” within the meaning of Rule 501 under the Securities Act that is acquiring the Outstanding Notes for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act, (v) pursuant to another available exemption from the registration requirements of the Securities Act or (vi) pursuant to an effective registration statement under the Securities Act.

In connection with the original issuance and sale of the Outstanding Notes, we entered into the Registration Rights Agreement, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the Exchange Notes for the Outstanding Notes, pursuant to the Exchange Offer. The Registration Rights Agreement provides that we will file with the SEC an Exchange Offer registration statement on an appropriate form under the Securities Act and offer to holders of Outstanding Notes who are able to make certain representations, the opportunity to exchange their Outstanding Notes for Exchange Notes. Under some circumstances, holders of the Outstanding Notes, including holders who are not permitted to participate in the Exchange Offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Outstanding Notes by these holders.

Under existing interpretations by the staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, however, that in the case of broker-dealers participating in the Exchange Offer, a prospectus meeting the requirements of the Securities Act must be delivered by such broker-dealers in connection with resales of the Exchange Notes. We have agreed to furnish a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the Exchange Offer. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations).

We do not intend to seek our own interpretation regarding the Exchange Offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in other interpretations to third parties.

Each holder of Outstanding Notes that exchanges such Outstanding Notes for Exchange Notes in the Exchange Offer will be deemed to have made certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of Exchange Notes and (iii) it is not our affiliate as defined in Rule 405 under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of Outstanding Notes or Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

Terms of the Exchange Offer; Period for Tendering Outstanding Notes

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal accompanying this prospectus, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the Exchange Offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes accepted in the Exchange Offer. Holders may tender some or all of their Outstanding Notes pursuant to the Exchange Offer. However, Outstanding Notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that:

(1)	the Exchange Notes will bear a different CUSIP Number from the Outstanding Notes;

(2)	the Exchange Notes will be registered under the Securities Act and will not bear legends restricting their transfer; and

(3)	the holders of the Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Outstanding Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer to which this prospectus relates is terminated.

The Exchange Notes will evidence the same debt as the Outstanding Notes, will be entitled to the benefits of the indenture governing the notes and will constitute, with the Outstanding Notes, a single series of notes under the indenture.

As of December 23, 2011, $150.0 million aggregate principal amount of Outstanding Notes are outstanding. This prospectus and the letter of transmittal, accompanying this prospectus, are being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the Exchange Offer.

Holders of Outstanding Notes do not have any appraisal or dissenters’ rights under the General Corporate Law of the State of Delaware or the indenture governing the notes in connection with the Exchange Offer. We intend to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act.

We will be deemed to have accepted validly tendered Outstanding Notes when, as and if we have given oral notice (promptly confirmed in writing) or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of certain specified events set forth in this prospectus or otherwise, the certificates for any unaccepted Outstanding Notes will be promptly returned, without expense, to the tendering holder thereof promptly following the expiration date of the Exchange Offer.

Holders who tender Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See “Fees and Expenses” and “Transfer Taxes” below.

The Exchange Offer will remain open for at least 20 full business days. The term “expiration date” will mean 5:00 p.m., New York City time, on January 26, 2012, unless we, in our sole discretion, extend the Exchange Offer, in which case the term “expiration date” will mean the latest date and time to which the Exchange Offer is extended.

To extend the Exchange Offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

(1)	notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice, and

(2)	issue a notice by press release or other public announcement.

Any announcement of delay in acceptance, extension, termination or amendment of the Exchange Offer will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

We reserve the right, in our sole discretion:

(1)	if any of the conditions below under the heading “Conditions to the Exchange Offer” shall have not been satisfied,

(a)	to delay accepting any Outstanding Notes,

(b)	to extend the Exchange Offer, or

(c)	to terminate the Exchange Offer, or

(2)	to amend the terms of the Exchange Offer in any manner.

Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day following such decision. Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders. In the event of a material change to the terms of an Exchange Offer, including the waiver of a material condition, we will extend the terms of the applicable Exchange Offer, if necessary, so that at least five business days remain in such Exchange Offer following notice of any such material change.

Interest on the Exchange Notes

No interest will be paid on either the Exchange Notes or the Outstanding Notes at the time of the exchange. The Exchange Notes will accrue interest from and including the last interest payment date on which interest has been paid on the Outstanding Notes and, if no interest has been paid, the Exchange Notes will accrue interest since the issue date of the Outstanding Notes. Accordingly, the holders of Outstanding Notes that are accepted for exchange will not receive accrued but unpaid interest on such Outstanding Notes at the time of tender. Rather, that interest will be payable on the Exchange Notes delivered in exchange for the Outstanding Notes on the first interest payment date after the expiration date of the Exchange Offer.

Procedures for Tendering Outstanding Notes

Only a holder of Outstanding Notes may tender Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer, and, unless transmitting an agent’s message in connection with a book-entry transfer, mail or otherwise deliver the letter of transmittal or the facsimile, together with the Outstanding Notes and any other required documents, to the exchange agent prior to the expiration date. To be tendered effectively, the Outstanding Notes, letter of transmittal or an agent’s message and other required documents must be completed and received by the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date. Delivery of the Outstanding Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Outstanding Notes that the participant has received and agrees: (1) to participate in ATOP, (2) to be bound by the terms of the letter of transmittal and (3) that we may enforce the agreement against the participant.

The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent’s message.

The method of delivery of Outstanding Notes and the letter of transmittal or agent’s message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or Outstanding Notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for them.

Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. See “Instructions to Letter of Transmittal” included with the letter of transmittal accompanying this prospectus.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (banks; brokers and dealers; credit unions; national securities exchanges; registered securities associations; learning agencies; and savings associations) (each an “Eligible Guarantor Institution”) unless the Outstanding Notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an Eligible Guarantor Institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an Eligible Guarantor Institution.

If the letter of transmittal is signed by a person other than the registered holder of any Outstanding Notes listed in this prospectus, the Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the Outstanding Notes with the signature thereon guaranteed by an Eligible Guarantor Institution.

If the letter of transmittal or any bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Outstanding Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent’s account with respect to the Outstanding Notes in accordance with DTC’s procedures for the transfer. Although delivery of the Outstanding Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP, or an appropriate letter of transmittal properly completed and duly executed, or a facsimile thereof, with any required signature guarantee and all other required documents, must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth in this prospectus on or prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes, provided however that, to the extent such waiver includes any condition to tender, we will waive such condition as to all tendering holders. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within the time we determine and in any case, before the expiration date. Although we intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of Outstanding Notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

No Guaranteed Delivery

There are no guaranteed delivery procedures provided by us in connection with the Exchange Offer. As only registered holders are authorized to tender Outstanding Notes through DTC, beneficial owners of Outstanding Notes that are held in the name of a custodial entity must contact such entity sufficiently in advance of the expiration date if they wish to tender Outstanding Notes and be eligible to receive the Exchange Notes.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of Outstanding Notes may be withdrawn at any time prior to the expiration date.

To withdraw a tender of Outstanding Notes in the Exchange Offer, either a notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus or you must comply with the appropriate withdrawal procedures of DTC’s ATOP. Any notice of withdrawal must be in writing and:

(1)	specify the name of the person having deposited the Outstanding Notes to be withdrawn;

(2)	identify the Outstanding Notes to be withdrawn, including the certificate number(s) and principal amount of the Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

(3)	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the Outstanding Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Outstanding Notes register the transfer of the Outstanding Notes into the name of the person withdrawing the tender; and

(4)	specify the name in which any Outstanding Notes are to be registered, if different from that of the person depositing the Outstanding Notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us in our sole discretion, which determination will be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to the holder promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering Outstanding Notes” at any time prior to the expiration date.

Representations

To participate in the Exchange Offer, each holder will be required to make the following representations to us:

(1)	you or any other person acquiring Exchange Notes in exchange for your Outstanding Notes in the Exchange Offer is acquiring them in the ordinary course of business;

(2)	neither you nor any other person acquiring Exchange Notes in exchange for your Outstanding Notes in the Exchange Offer is engaging in or intends to engage in a distribution of the Exchange Notes within the meaning of the federal securities laws;

(3)	neither you nor any other person acquiring Exchange Notes in exchange for your Outstanding Notes has an arrangement or understanding with any person to participate in the distribution of Exchange Notes issued in the Exchange Offer;

(4)	neither you nor any other person acquiring Exchange Notes in exchange for your Outstanding Notes is our “affiliate” as defined under Rule 405 of the Securities Act; and

(5)	if you or another person acquiring Exchange Notes in exchange for your Outstanding Notes is a broker-dealer and you acquired the Outstanding Notes as a result of market-making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this Exchange Offer prospectus in connection with resales of the Exchange Notes issued in the Exchange Offer.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your Outstanding Notes in the initial offering and not as a result of market-making activities or other trading activities, or if you are engaged in, or intend to engage in, or have an arrangement or understanding with any person to participate in a distribution of Exchange Notes acquired in the Exchange Offer, you or that person:

(1)	may not rely on the applicable interpretations of the staff of the SEC and therefore may not participate in the Exchange Offer; and

(2)	must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the Outstanding Notes.

The tender by a holder and our acceptance thereof will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent’s message.

Conditions to the Exchange Offer

Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Outstanding Notes and may terminate the Exchange Offer (whether or not any Outstanding Notes have been accepted for exchange) or amend the Exchange Offer, if any of the following conditions has occurred or exists or has not been satisfied, or has not been waived by us in our reasonable discretion, prior to the expiration date:

•

there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(1)	seeking to restrain or prohibit the making or completion of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result of this transaction; or

(2)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the Outstanding Notes in the Exchange Offer; or

(3)	any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any governmental authority, domestic or foreign; or

•

any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that, in our sole reasonable judgment, would directly or indirectly result in any of the consequences referred to in clauses (1), (2) or (3) above or, in our reasonable judgment, would result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the Exchange Offer; or the following has occurred:

(1)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(2)	any limitation by a governmental authority which adversely affects our ability to complete the transactions contemplated by the Exchange Offer; or

(3)	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

(4)	a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening of these calamities; or

•

any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the Outstanding Notes or the Exchange Notes, which in our sole reasonable judgment in any case makes it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange; or

•

there shall occur a change in the current interpretation by the staff of the SEC which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Outstanding Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our reasonable judgment, would impair our ability to proceed with the Exchange Offer; or

•

a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval has not been obtained, which approval we shall, in our sole reasonable discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

•

we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the Exchange Offer.

If we determine in our reasonable discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the Exchange Offer (whether or not any Outstanding Notes have been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Outstanding Notes and will extend the Exchange Offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, in our reasonable discretion, provided that we will not waive any condition with respect to an individual holder of Outstanding Notes unless we waive that condition for all such holders. Any reasonable determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties. Our failure at any time to exercise any of the foregoing rights will not be a waiver of our rights and each such right will be deemed an ongoing right which may be asserted at any time before the expiration of the Exchange Offer.

Exchange Agent

We have appointed U.S. Bank National Association as the exchange agent for the Exchange Offer. You should direct questions or requests for assistance with respect to the Exchange Offer procedures and requests for additional copies of this prospectus and the letter of transmittal to the exchange agent addressed as follows:

U.S. BANK NATIONAL ASSOCIATION, EXCHANGE AGENT

By mail, hand delivery or overnight courier:

U.S. Bank National Association

60 Livingston Avenue

St. Paul, MN 55107

Attention: Specialized Finance Department

For Information Call:

(800) 934-6802

For facsimile transmission (for eligible institutions only):

(651) 495-8158

Confirm by Telephone:

(800) 934-6802

Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provisions of these services and pay other registration expenses, including registration and filing fees, fees and expenses of compliance with federal securities and state blue sky securities laws, printing expenses, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursements to our independent certified public accountants. We will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer except for reimbursement of mailing expenses.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the existing Outstanding Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the Exchange Offer will be capitalized and expensed over the term of the Exchange Notes.

Transfer Taxes

If you tender Outstanding Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register Exchange Notes in the name of, or request that your Outstanding Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder, you will be responsible for paying any transfer tax owed.

You May Suffer Adverse Consequences if you Fail to Exchange Outstanding Notes

If you do not tender your Outstanding Notes, you will not have any further registration rights, except for the rights described in the Registration Rights Agreement and described above. Your Outstanding Notes will continue to be subject to the provisions of the indenture governing the notes regarding transfer and exchange of the Outstanding Notes and the restrictions on transfer of the Outstanding Notes imposed by the Securities Act and states securities law when we complete the Exchange Offer. These transfer restrictions are required because the Outstanding Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, if you do not tender your Outstanding Notes in the Exchange Offer, your ability to sell your Outstanding Notes could be adversely affected. Once we have completed the Exchange Offer, holders who have not tendered Outstanding Notes will not continue to be entitled to any increase in interest rate that the Registration Rights Agreement provides for if we do not complete the Exchange Offer.

Consequences of Failure to Exchange

The Outstanding Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, the Outstanding Notes may be resold only:

(1)	to us upon redemption thereof or otherwise;

(2)	so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act;

(3)	outside the United States to a non-U.S. person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4)	to an institutional “accredited investor” within the meaning of Rule 501 under the Securities Act that is acquiring the Outstanding Notes for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act;

(5)	pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us; or

(6)	pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

USE OF PROCEEDS

This Exchange Offer is intended to satisfy our obligations under the Registration Rights Agreement. We will not receive any cash proceeds, or otherwise, from the issuance of the Exchange Notes. The Outstanding Notes properly tendered and exchanged for Exchange Notes will be retired and cancelled. Accordingly, no additional debt will result from the exchange. We have agreed to bear the expense of the Exchange Offer.

CAPITALIZATION

The following table describes our cash and cash equivalents and our consolidated capitalization as of September 30, 2011 on a historical basis and on a pro forma basis giving effect to (1) PHC’s acquisition of MeadowWood and related debt financing transaction on July 1, 2011 and (2) the Merger and the Transactions. You should read this table in conjunction with “Selected Historical Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “PHC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements of Acadia, YFCS, PHC and HHC Delaware and notes thereto appearing elsewhere in this prospectus.

	AS OF SEPTEMBER 30, 2011
	ACTUAL	PRO FORMA
	(In thousands)
	(unaudited)
Cash and cash equivalents	$1,254	$5,234

Debt:
Senior Secured Credit Facility:
Senior secured term loan	$131,625	$131,625
Revolving credit facility	6,500	6,500
Outstanding Notes (1)	—	147,485

Total debt (including current portion)	$138,125	285,610
Total members’/stockholders’ equity	76,986	11,029

Total capitalization	$215,111	$296,639

(1)	Represents principal amount giving effect to discount of 98.323%, or $2.5 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables set forth the unaudited pro forma condensed combined financial data for Acadia, YFCS, PHC and MeadowWood as a combined company, giving effect to (1) Acadia’s acquisition of YFCS and the related debt and equity financing transactions on April 1, 2011, (2) PHC’s acquisition of MeadowWood and related debt financing transaction on July 1, 2011 and (3) the Merger and the related issuance of Old Notes on November 1, 2011, as if each had occurred on September 30, 2011 for the unaudited pro forma condensed combined balance sheet and January 1, 2010 for the unaudited pro forma condensed combined statements of operations. Acadia’s condensed consolidated balance sheet as of September 30, 2011 reflects the acquisition of YFCS and related debt and equity transactions, and Acadia’s condensed consolidated statement of operations reflects the results of YFCS operations for the period from April 1, 2011 to September 30, 2011. PHC’s condensed consolidated balance sheet as of September 30, 2011 reflects the acquisition of MeadowWood and related debt financing transaction on July 1, 2011.

The fiscal years of Acadia, YFCS and HHC Delaware end December 31 while the fiscal year of PHC ended on June 30. The combined company will use Acadia’s fiscal year ending December 31.

The unaudited pro forma condensed combined balance sheet as of September 30, 2011 combines the unaudited consolidated balance sheets as of that date of Acadia and PHC. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2010 combines the unaudited condensed consolidated statements of operations of Acadia, YFCS, HHC Delaware and PHC (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2010 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2009 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2010). The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2011 combines Acadia’s unaudited condensed consolidated statement of operations for that period with the unaudited condensed consolidated statement of operations of YFCS for the three months ended March 31, 2011, the unaudited condensed consolidated statement of operations of HHC Delaware for the six months ended June 30, 2011 and the unaudited condensed consolidated statement of operations of PHC for the nine months ended September 30, 2011 (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2011 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010 plus the unaudited condensed consolidated statement of operations of PHC for the three months ended September 30, 2011). The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 combines the audited consolidated statements of operations of Acadia, YFCS and HHC Delaware for that period with the unaudited condensed consolidated statement of operations of PHC for that period (which was derived from the audited consolidated statement of operations of PHC for the fiscal year ended June 30, 2010 less the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2009 plus the unaudited condensed consolidated statement of operations of PHC for the six months ended December 31, 2010).

The unaudited pro forma condensed combined financial data has been prepared using the acquisition method of accounting for business combinations under GAAP. The adjustments necessary to fairly present the unaudited pro forma condensed combined financial data have been made based on available information and in the opinion of management are reasonable. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed combined financial data. The pro forma adjustments are preliminary and revisions to the fair value of assets acquired and liabilities assumed may have a significant impact on the pro forma adjustments. A final valuation of assets acquired and liabilities assumed in the YFCS, MeadowWood and PHC acquisitions has not been completed and the completion of fair value determinations will most likely result in changes in the values assigned to property and equipment and other assets (including intangibles) acquired and liabilities assumed.

The unaudited pro forma condensed combined financial data is for illustrative purposes only and does not purport to represent what our financial position or results of operations actually would have been had the events noted above in fact occurred on the assumed dates or to project our financial position or results of operations for any future date or future period.

The unaudited pro forma condensed combined financial data should be read in conjunction with “Selected Historical Financial Information,” “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “PHC Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto of Acadia, YFCS, PHC and HHC Delaware included elsewhere in this prospectus

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2011

(In thousands)

	ACADIA (1)	PHC (3)	PRO FORMA MERGER ADJUSTMENTS	NOTES	PRO FORMA COMBINED
ASSETS
Current assets:
Cash and cash equivalents	$1,254	$3,261	$719	(8)	$5,234
Accounts receivable, net	25,469	12,466	—		37,935
Other current assets	9,634	6,780	—		16,414

Total current assets	36,357	22,507	719		59,583
Property and equipment, net	57,783	14,013	481	(7)	72,277
Goodwill	147,081	10,447	33,447	(7)	190,975
Intangible assets, net	18,887	683	1,117	(7)	20,687
Other assets	9,501	4,175	3,800	(8a )	15,504
			(648)	(7)
			(1,324)	(6)

Total assets	$269,609	$51,825	$37,592		$359,026

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$6,750	$235	$(235)	(9)	$6,750
Accounts payable	10,984	2,522	—		13,506
Accrued salaries and benefits	12,276	2,572	—		14,848
Other accrued liabilities	6,394	1,712	—		8,106
Total current liabilities	36,404	7,041	(235)		43,210
Long-term debt	131,375	26,206	121,279	(9)	278,860
Other liabilities	24,844	900	183	(7)	25,927

Total liabilities	192,623	34,147	121,227		347,997

Equity:
Common stock	176	208	(208)	(5)	225
Additional paid-in capital	105,481	28,267	(28,267)	(5)	76,669
			45,629	(7a )
			(74,441)	(8)
Treasury stock	—	(1,809)	1,809	(5)	—
Accumulated deficit	(28,671)	(8,988)	8,988	(5)	(65,865)
			(37,084)	(8a )
			(110)	(7)

Total equity	76,986	17,678	(83,635)		11,029
Total liabilities and equity	$269,609	$51,825	$37,592		$359,026

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2010

ACADIA						PHC
	ACADIA HEALTHCARE (1)	YFCS (2)	PRO FORMA YFCS ADJUSTMENTS	NOTES	PRO FORMA ACADIA	PHC (3)	HHC DELAWARE (4)	PRO FORMA MEADOWWOOD ADJUSTMENTS	NOTES	PRO FORMA PHC	PRO FORMA MERGER ADJUSTMENTS	NOTES	PRO FORMA COMBINED
	(In thousands, except per share data)
Revenue	$48,344	$137,781	—		$186,125	$42,637	$10,956	—		$53,593	—		$239,718
Salaries, wages and benefits	28,980	84,940	—		113,920	20,990	6,640	—		27,630	—		141,550
Professional fees	1,151	—	5,575	(10)	6,726	6,354	689	—		7,043	—		13,769
Supplies	2,851	—	6,211	(10)	9,062	1,732	690	—		2,422	—		11,484
Rent	961	—	3,904	(10)	4,865	2,627	16	—		2,643	—		7,508
Other operating expenses	4,980	27,972	(15,690)	(10)	17,262	4,884	905	—		5,789	—		23,051
Provision for doubtful accounts	1,803	295	—		2,098	2,207	337	—		2,544	—		4,642
Depreciation and amortization	728	2,612	163	(13a)	3,503	851	229	86	(13b)	1,166	112	(13c)	4,781
Interest expense, net	549	5,713	(734)	(14a)	5,528	125	390	1,187	(14b)	1,702	14,039	(14c)	21,269
Sponsor management fees	105	—	—		105	—	—	—		—	—		105
Transaction-related expenses	104	—	(104)	(11)	—	—	—	—		—	—		—

Total expenses	42,212	121,532	(675)		163,069	39,770	9,896	1,273		50,939	14,151		228,159
Income (loss) from continuing operations before income taxes	6,132	16,249	675		23,056	2,867	1,060	(1,273)		2,654	(14,151)		11,559
Provision for income taxes	459	6,174	2,453	(15)	9,356	1,281	433	(509)	(16)	1,205	(5,660)	(16)	4,901
			270	(16)

Income (loss) from continuing operations	$5,673	$10,075	$(2,048)		$13,700	$1,586	$627	$(764)		$1,449	$(8,491)		$6,658

Earnings per unit/share—income (loss) from continuing operations:
Basic	$0.32												$0.30

Diluted	$0.32												$0.29

Weighted average shares:
Basic	17,633,116										4,931,829	(18)	22,564,945

Diluted	17,633,116										4,953,538	(18)	22,586,654

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2011

ACADIA						PHC
	ACADIA HEALTHCARE (1)	YFCS (2)	PRO FORMA YFCS ADJUSTMENTS	NOTES	PRO FORMA ACADIA	PHC (3)	HHC DELAWARE (4)	PRO FORMA MEADOWWOOD ADJUSTMENTS	NOTES	PRO FORMA PHC	PRO FORMA MERGER ADJUSTMENTS	NOTES	PRO FORMA COMBINED
	(In thousands, except per share data)
Revenue	$146,019	$45,686	—		$191,705	$52,989	$7,541	$—		$60,530	—		$252,235
Salaries, wages and benefits	110,750	29,502	—		140,252	27,839	4,747	—		32,586	—		172,838
Professional fees	5,111	—	1,901	(10)	7,012	5,629	454	—		6,083	—		13,095
Supplies	7,665	—	2,204	(10)	9,869	2,062	469	—		2,531	—		12,400
Rents and leases	3,725	—	1,320	(10)	5,045	2,736	19	—		2,755	—		7,800
Other operating expenses	12,954	9,907	(5,425)	(10)	17,436	6,916	636	—		7,552	—		24,988
Provision for doubtful accounts	1,664	208	—		1,872	3,006	339	—		3,345	—		5,217
Depreciation and amortization	3,114	819	(1,494)	(13a)	2,439	918	179	31	(13b)	1,128	150	(13c)	3,717
Interest expense, net	4,143	1,726	(169)	(14a)	5,700	967	224	369	(14b)	1,560	14,029	(14c)	21,289
Sponsor management fees	1,135	—	—		1,135	—	—	—		—	(1,000)	(17)	135
Transaction-related expenses	10,594	—	(10,594)	(11)	—	2,896	—	(2,896)	(11)	—	—		—
Legal settlement	—	—	—		—	446	—	—		446	—		446

Total expenses	160,855	42,162	(12,257)		190,760	53,4m15	7,067	(2,496)		57,986	13,179		261,925
Income (loss) from continuing operations before income taxes	(14,836)	3,524	12,257		945	(426)	474	2,496		2,544	(13,179)		(9,690)
Provision (benefit) for income taxes	3,382	1,404	(133)	(15)	9,556	459	193	998	(16)	1,650	(5,272)	(16)	5,934
			4,903	(16)

Income (loss) from continuing operations	$(18,218)	$2,120	$7,487		$(8,611)	$(885)	$281	$1,498		$894	$(7,907)		$(15,624)

Earnings per unit/share—income (loss) from continuing operations:
Basic	$(1.03)												$(0.69)

Diluted	$(1.03)												$(0.69)

Weighted average shares:
Basic	17,633,116										4,891,667	(18)	22,524,783

Diluted	17,633,116										4,891,667	(18)	22,524,783

See accompanying notes to unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Twelve Months Ended December 31, 2010

ACADIA							PHC
	ACADIA HEALTHCARE (1)	YFCS (2)	PRO FORMA YFCS ADJUSTMENTS	NOTES	PRO FORMA ACADIA	PHC (3)	HHC DELAWARE (4)	PRO FORMA MEADOWWOOD ADJUSTMENTS	NOTES	PRO FORMA PHC	PRO FORMA MERGER ADJUSTMENTS	NOTES	PRO FORMA COMBINED
	(In thousands, except per share data)
Revenue	$64,342	$184,386	—		$248,728	$57,269	$14,301	$—		$71,570	—		$320,298
Salaries, wages and benefits	36,333	113,931	1,239	(12)	151,503	28,647	8,850	—		37,497	—		189,000
Professional fees	3,612	—	6,724	(10)	8,953	8,401	891	—		9,292	—		18,245
			(1,383)	(11)
Supplies	3,709	—	8,380	(10)	12,089	2,319	897	—		3,216	—		15,305
Rent	1,288	—	5,244	(10)	6,532	3,494	20	—		3,514	—		10,046
Other operating expenses	8,289	38,146	(20,348)	(10)	24,848	6,644	1,231	—		7,875	—		32,723
			(1,239)	(12)
Provision for doubtful accounts	2,239	525	—		2,764	2,866	511	—		3,377	—		6,141
Depreciation and amortization	976	3,456	(159)	(13a)	4,273	1,129	308	112	(13b)	1,549	155	(13c)	5,977
Interest expense, net	738	7,514	(953)	(14a)	7,299	148	524	1,576	(14b)	2,248	18,717	(14c)	28,264
Impairment of goodwill	—	23,528	—		23,528	—	—	—		—			23,528

Total expenses	57,184	187,100	(2,495)		241,789	53,648	13,232	1,688		68,568	18,872		329,229
Income (loss) from continuing operations before income taxes	7,158	(2,714)	2,495		6,939	3,621	1,069	(1,688)		3,002	(18,872)		(8,931)
Provision (benefit) for income taxes	477	5,032	2,448	(15)	8,955	1,532	437	(675)	(16)	1,294	(7,549)	(16)	2,700
			998	(16)

Income (loss) from continuing operations	$6,681	$(7,746)	$(951)		$(2,016)	$2,089	$632	$(1,013)		$1,708	$(11,323)		$(11,631)

Earnings per unit/share—income (loss) from continuing operations:
Basic	$0.38												$(0.52)

Diluted	$0.38												$(0.52)

Weighted average shares:
Basic	17,633,116										4,903,097	(18)	22,536,213

Diluted	17,633,116										4,903,097	(18)	22,536,213

See accompanying notes to unaudited pro forma financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Dollars in thousands)

(1)	The amounts in this column represent, for Acadia, actual balances as of September 30, 2011 or actual results for the periods presented.
(2)	The amounts in this column represent, for YFCS, actual results for the period from January 1, 2010 to September 30, 2010, the period from January 1, 2011 to the April 1, 2011 acquisition date and for the year ended December 31, 2010.
(3)	The amounts in this column represent, for PHC, actual balances as of September 30, 2011 or actual results for the periods presented. The condensed consolidated statements of operations of PHC have been reclassified to conform to Acadia’s expense classification policies.
(4)	The amounts in this column represent, for MeadowWood, actual results for the periods presented.
(5)	Reflects the elimination of equity accounts of PHC.
(6)	Reflects the elimination of PHC deferred financing costs in connection with the repayment of debt.
(7)	Represents the adjustments to acquired property and equipment and intangible assets based on preliminary estimates of fair value and the adjustment to goodwill derived from the difference in the estimated total consideration transferred by Acadia and the estimated fair value of assets acquired and liabilities assumed by Acadia in the Merger, calculated as follows:

Estimated equity consideration (a)	$44,025
Estimated fair value of vested replacement share-based awards	1,543
Estimated repayment of indebtedness under PHC’s senior credit facility	26,441
Estimated cash consideration to Class B common stockholders	5,000

Estimated total consideration	$77,009

Cash and cash equivalents	$3,261
Accounts receivable	12,466
Other current assets	6,780
Property and equipment	14,494
Contract-based and other intangible assets	1,800
Other long-term assets	2,203
Accounts payable	(2,522)
Accrued salaries and benefits	(2,572)
Other accrued liabilities	(1,712)
Deferred tax liability-long term (b)	(183)
Other long-term liabilities	(900)

Fair value of assets acquired less liabilities assumed	$33,115

Estimated goodwill	$43,894
Less: Historical goodwill	(10,447)

Goodwill adjustment	$33,447

(a)

The estimated fair value of Acadia common shares issuable to PHC stockholders is based on 4,891,667 of Acadia common shares issued to PHC stockholders multiplied by a stock price of $9.00. The equity consideration is reflected as a $49 increase in common stock based on the conversion of each PHC share into one-quarter of a share of Acadia common stock ($0.01 par value) and a $43,976 increase in additional paid-in capital. The total increase in additional paid-in capital of $45,629 also includes the estimated fair value of the vested portion of replacement equity-based awards of $1,543 and the $110 charge resulting from the accelerated vesting of the stock options held by PHC directors.

(b)

The deferred tax liability of $183 represents the reclassification of PHC’s deferred tax asset of $648 from other assets to other liabilities less acquisition adjustments of $831 related to book and tax basis differences in intangible assets acquired.

The acquired assets and liabilities assumed will be recorded at their relative fair values as of the closing date of the Merger. Estimated goodwill is based upon a determination of the fair value of assets acquired and liabilities assumed that is preliminary and subject to revision as the value of total consideration is finalized and additional information related to the fair value of property and equipment and other assets (including intangible assets) acquired and liabilities assumed becomes available. The actual determination of the fair value of assets acquired and liabilities assumed will differ from that assumed in these unaudited pro forma condensed consolidated financial statements and such differences may be material. Qualitative factors comprising goodwill include efficiencies derived through synergies expected by the elimination of certain redundant corporate functions and expenses, the ability to leverage call center referrals to a broader provider base, coordination of services provided across the combined network of facilities, achievement of operating efficiencies by benchmarking performance and applying best practices throughout the combined company.

(8)	Represents a $719 increase in cash as a result of the Merger. The sources and uses of cash in connection with the Merger were as follows:

Sources:
Issuance of $150,000 of 12.875% Senior Notes due 2018 (“Outstanding Notes”)	$147,485
Uses:
Cash payment to Acadia stockholders	(74,441)
Repayment of indebtedness under PHC’s senior credit facility	(26,441)
Cash portion of Merger consideration	(5,000)
Transaction costs (a)	(40,884)

Cash adjustment	$719

(a)

Costs incurred in connection with the Merger and related transactions included $16,525 of acquisition-related expenses (including approximately $2,403 of change in control payments due to certain PHC executives), $20,559 to terminate Acadia’s professional services agreement with Waud Capital Partners and $3,800 of debt financing costs associated with the Outstanding Notes, the Second Amendment to the Senior Secured Credit Facility and a debt commitment letter issued by Jefferies Finance to provide a senior unsecured bridge loan facility of up to $150.0 million in the event that $150.0 million of the Outstanding Notes were not issued.

(9)	Represents the effect of the Merger on the current portion and long-term portion of total debt, as follows:

	CURRENT PORTION	LONG- TERM PORTION	TOTAL DEBT
Repayment of indebtedness under PHC’s senior credit facility	$(235)	$(26,206)	$(26,441)
Issuance of Outstanding Notes	—	147,485	147,485

Adjustments	$(235)	$121,279	$121,044

(10)	Reflects the reclassification from YFCS other operating expenses of: (a) professional fees of $5,575, $1,901 and $6,724 for the nine months ended September 30, 2010, the three months ended March 31, 2011 and the twelve months ended December 31, 2010, respectively, (b) supplies expense of $6,211, $2,204 and $8,380 for the nine months ended September 30, 2010, the three months ended March 31, 2011 and the twelve months ended December 31, 2010, respectively, and (c) rent expense of $3,904, $1,320 and $5,244 for the nine months ended September 30, 2010, the three months ended March 31, 2011 and the twelve months ended December 31, 2010, respectively.

(11)	Reflects the removal of acquisition-related expenses included in the historical statements of operations relating to Acadia’s acquisition of YFCS, PHC’s acquisition of MeadowWood and the Merger. Acadia recorded $104, $10,594 and $849 of acquisition-related expenses in the nine months ended September 30, 2010 and 2011 and the twelve months ended December 31, 2010, respectively. YFCS recorded $534 of sale-related expenses in the twelve months ended December 31, 2010. PHC recorded $2,896 of acquisition-related and sale-related expenses in the nine months ended September 30, 2011.

(12)	Reflects the reclassification of workers’ compensation insurance expense of $1,239 for the twelve months ended December 31, 2010 to salaries, wages and benefits.

(13)	Represents the adjustments to depreciation and amortization expense as a result of recording the property and equipment and intangible assets at preliminary estimates of fair value as of the respective dates of the acquisitions, as follows:

(a)	YFCS acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	NINE MONTHS ENDED SEPTEMBER 30, 2010	NINE MONTHS ENDED SEPTEMBER 30, 2011	TWELVE MONTHS ENDED DECEMBER 31, 2010
Land	$5,122	N/A	$—	$—	$—	$—
Land improvements	2,694	10	22	198	66	264
Building and improvements	21,832	25, or lease term	73	657	219	876
Equipment	2,024	3-7	53	477	159	636
Construction in progress	239	N/A	—	—	—	—

	31,911		148	1,332	444	1,776
Non-compete intangible asset	321	1	27	243	81	321
Patient-related intangible asset	1,200	0.25	400	1,200	—	1,200

Total depreciation and amortization expense				2,775	525	3,297
Less: historical depreciation and amortization expense				(2,612)	(2,019)	(3,456)

Depreciation and amortization expense adjustment				$163	$(1,494)	$(159)

The adjustment to decrease depreciation and amortization expense relates to the excess of the historical amortization of the pre-acquisition intangible assets of YFCS over the amortization expense resulting from the intangible assets identified by Acadia in its acquisition of YFCS.

(b)	MeadowWood acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	NINE MONTHS ENDED SEPTEMBER 30, 2010	NINE MONTHS ENDED SEPTEMBER 30, 2011	TWELVE MONTHS ENDED DECEMBER 31, 2010
Land	$1,420	N/A	$—	$—	$—	$—
Building and improvements	7,700	25	26	234	156	312
Equipment	554	3-7	9	81	54	108

	9,674		35	315	210	420
Indefinite-lived license intangibles	700	N/A	—	—	—	—

Total depreciation and amortization expense				315	210	420
Less: historical depreciation and amortization expense				(229)	(179)	(308)

Depreciation and amortization expense adjustment				$86	$31	$112

(c)	PHC acquisition:

	AMOUNT	USEFUL LIVES (IN YEARS)	MONTHLY DEPRECIATION	NINE MONTHS ENDED SEPTEMBER 30, 2010	NINE MONTHS ENDED SEPTEMBER 30, 2011	TWELVE MONTHS ENDED DECEMBER 31, 2010
Land	$1,540	N/A	$—	$—	$—	$—
Building and improvements	11,150	25, or lease term	93	837	837	1,116
Equipment	1,804	3-7	30	270	270	360

	14,494		123	1,107	1,107	1,476
Indefinite-lived license intangibles	700	N/A	—	—	—	—
Customer contract intangibles	1,100	5	19	171	171	228

Total depreciation and amortization expense				1,278	1,278	1,704
Less: PHC pro forma depreciation and amortization expense				(1,166)	(1,128)	(1,549)

Depreciation and amortization expense adjustment				$112	$150	$155

(14)	Represents adjustments to interest expense to give effect to the Senior Secured Credit Facility entered into by Acadia on April 1, 2011, the debt incurred by PHC to fund the MeadowWood acquisition, the Second Amendment to the Senior Secured Credit Facility and the Outstanding Notes issued on November 1, 2011.

(a)	The YFCS pro forma interest expense adjustment assumes that the interest rate of 4.2% at April 1, 2011, the closing date of the YFCS acquisition and the Senior Secured Credit Facility, was in effect for the entire period, as follows:

	NINE MONTHS ENDED SEPTEMBER 30, 2010	NINE MONTHS ENDED SEPTEMBER 30, 2011	TWELVE MONTHS ENDED DECEMBER 31, 2010
Interest related to Senior Secured Credit Facility	$4,653	$1,489	$6,134
Plus: Amortization of debt discount and deferred loan costs	875	291	1,165

	5,528	1,780	7,299
Less: historical interest expense of Acadia and YFCS	(6,262)	(1,949)	(8,252)

Interest expense adjustment	$(734)	$(169)	$(953)

An increase or decrease of 0.125% in the assumed interest rate would result in a change in interest expense of $135, $65 and $178 for the nine months ended September 30, 2010, the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, respectively.

(b)	The PHC pro forma interest expense adjustment assumes that the interest rate of 7.75% at July 1, 2011, the closing date of the loans under PHC’s senior credit facility funding the MeadowWood acquisition, was in effect for the entire period, as follows:

	NINE MONTHS ENDED SEPTEMBER 30, 2010	NINE MONTHS ENDED SEPTEMBER 30, 2011	TWELVE MONTHS ENDED DECEMBER 31, 2010
Interest related to PHC’s senior credit facility	$1,536	$1,521	$2,046
Plus: Amortization of debt discount and deferred loan costs	286	286	381

	1,822	1,807	2,427
Less: historical interest expense of PHC and MeadowWood	(635)	(1,438)	(851)

Interest expense adjustment	$1,187	$369	$1,576

An increase or decrease of 0.125% in the assumed interest rate would result in a change in interest expense of $24, $24 and $33 for the nine months ended September 30, 2010, the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, respectively.

(c)	The pro forma interest expense adjustment for the Merger assumes that the interest rate of 12.875% for the Outstanding Notes and the 0.50% increase in the interest rate applicable to the Senior Secured Credit Facility related to the Second Amendment were in effect for the entire period, as follows:

	NINE MONTHS ENDED SEPTEMBER 30, 2010	NINE MONTHS ENDED SEPTEMBER 30, 2011	TWELVE MONTHS ENDED DECEMBER 31, 2010
Interest related to Outstanding Notes	$14,484	$14,484	$19,312
Interest related to the Second Amendment to the Senior Secured Credit Facility	537	512	712
Plus: Amortization of debt discount and deferred loan costs	840	840	1,120

	15,861	15,836	21,144
Less: Interest related to PHC’s senior credit facility repaid on November 1, 2011	(1,822)	(1,807)	(2,427)

Interest expense adjustment	$14,039	$14,029	$18,717

An increase or decrease of 0.125% in the assumed interest rate on the Outstanding Notes and the Senior Secured Credit Facility would result in a change in interest expense of $135, $129 and $178 for the nine months ended September 30, 2010, the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, respectively.

(15)	Reflects an increase in income taxes of $2,453 for the nine months ended September 30, 2010, a decrease in income taxes of $133 for the nine months ended September 30, 2011 and an increase in income taxes of $2,448 for the twelve months ended December 31, 2010 to give effect to the election by Acadia Healthcare Company, LLC to be treated as a taxable corporation on April 1, 2011.
(16)	Reflects adjustments to income taxes to reflect the impact of the above pro forma adjustments applying combined federal and state statutory tax rates for the respective periods.
(17)	Represents the elimination of advisory fees paid to Waud Capital Partners pursuant to our professional services agreement dated April 1, 2011. The adjustment to eliminate advisory fees is factually supportable and directly attributable to the termination of the professional services agreement dated April 1, 2011. The adjustment to eliminate advisory fees is factually supportable and directly attributable to the termination of the professional services agreement on November 1, 2011.
(18)	Adjustments to weighted average shares used to compute basic and diluted earnings per unit/share are as follows:

Basic earnings per unit/share

•

The conversion and exchange of each Class A and Class B common shares of PHC for one-quarter ( 1/4) of a share of common stock of Acadia. The issuance of Acadia common stock based on the one-to-four conversion rate and the weighted average shares outstanding for the respective periods is 4,931,829, 4,891,667 and 4,903,097 for the nine months ended September 30, 2010, the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, respectively. Weighted average shares outstanding are derived from PHC, Inc. consolidated financial statements for the respective periods.

Diluted earnings per unit/share

•	The adjustments described above related to basic earnings per unit/share.

•

The conversion of outstanding PHC employee stock options and warrants into substantially equivalent Acadia stock options and warrants. The estimated incremental dilutive effect of the stock options and warrants, derived from the consolidated financial statements of PHC based on the one-to-four conversion rate applicable to such award, is 21,709. The options and warrants do not have a dilutive effect for the nine months ended September 30, 2011 and twelve months ended December 31, 2010 given the pro forma combined loss from continuing operations.

SELECTED HISTORICAL FINANCIAL INFORMATION

Acadia Historical Financial Data

The selected financial data presented below as of and for the fiscal years ended December 31, 2006, 2007, 2008, 2009 and 2010 and as of and for the nine months ended September 30, 2010 and 2011 do not give effect to the YFCS acquisition prior to April 1, 2011 or the consummation of the Merger. We have derived the selected consolidated financial data presented below as of December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 from Acadia Healthcare Company, LLC’s audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated financial data presented below as of December 31, 2006, 2007 and 2008 and for each of the two years in the period ended December 31, 2007 from Acadia Healthcare Company, LLC’s audited consolidated financial statements not included in this prospectus. We have derived the selected consolidated financial data presented below as of and for the nine months ended September 30, 2010 and 2011 from Acadia Healthcare Company, Inc.’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the entire fiscal year. The selected consolidated financial data below should be read in conjunction with the “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and Acadia Healthcare Company, LLC’s consolidated financial statements and the notes thereto included elsewhere in this prospectus. In addition to the acquisitions described in the notes to the consolidated financial statements included elsewhere in this prospectus, Acadia completed the acquisitions of the Vermillion and Montana facilities in 2006 and the Abilene facility in 2007. On May 13, 2011, Acadia Healthcare Company, LLC elected to convert to a corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law.

	YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)	(unaudited)
	(In thousands, except per share data)
Income Statement Data:
Net patient service revenue	$8,542	$25,512	$33,353	$51,821	$64,342	$48,344	$146,019
Salaries, wages and benefits (1)	7,269	19,212	22,342	30,752	36,333	28,980	110,750
Professional fees	1,103	1,349	952	1,977	3,612	1,151	5,111
Provision for doubtful accounts	304	991	1,804	2,424	2,239	1,803	1,664
Other operating expenses (2)	4,865	8,112	8,328	12,116	13,286	8,792	24,344
Depreciation and amortization	202	522	740	967	976	728	3,114
Interest expense, net	171	992	729	774	738	549	4,143
Sponsor management fees	—	—	—	—	—	105	1,135
Transaction related expenses	—	—	—	—	—	104	10,594

Income (loss) from continuing operations, before income taxes	(5,372)	(5,666)	(1,542)	2,811	7,158	6,132	(14,836)
Income tax provision (benefit)	—	—	20	53	477	459	3,382

Income (loss) from continuing operations	(5,372)	(5,666)	(1,562)	2,758	6,681	5,673	(18,218)
(Loss) gain from discontinued operations, net of income taxes	(838)	(3,208)	(156)	119	(471)	13	(765)
(Loss) income on disposal of discontinued operations, net of income taxes	—	(2,019)	—	—	—	—	—

Net income (loss)	$(6,210)	$(10,893)	$(1,718)	$2,877	$6,210	$5,686	$(18,983)

Income (loss) from continuing operations per share basic and diluted	$(0.30)	$(0.32)	$(0.09)	$0.16	$0.38	$0.32	$(1.03)
Cash dividends per share	—	—	—	—	$0.13	$0.13	$0.02

	YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)	(unaudited)
	(In thousands)
Other Financial Data:
Ratio of earnings to fixed charges (3)	—	—	—	3.95x	8.03x	9.18x	—

Balance Sheet Data (as of end of period):
Cash and equivalents	$28	$1,681	$45	$4,489	$8,614	$6,479	$1,254
Total assets	17,878	23,414	32,274	41,254	45,395	42,937	269,609
Total debt	3,889	11,608	11,062	10,259	9,984	10,051	138,125
Total members’ equity	7,568	7,135	15,817	21,193	25,107	24,648	76,986

(1)

Salaries, wages and benefits for the nine months ended September 30, 2011 includes $19.8 million of equity-based compensation expense recorded related to equity units issued in conjunction with the YFCS acquisition.

(2)

Expenses of $0.9 million and $10.6 million, related to the acquisition of YFCS and the Merger are reflected in other operating expenses for the twelve months ended December 31, 2010 and the nine months ended September 30, 2011, respectively.

(3)

For purposes of calculating earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes and fixed charges. Fixed charges include interest expense and the estimated interest portion of rent expense. Earnings were insufficient to cover fixed charges by approximately $4.8 million, $5.7 million, $1.5 million and $14.8 million for the year ended December 31, 2006, the year ended December 31, 2007, the year ended December 31, 2008 and the nine months ended September 30, 2011, respectively.

YFCS Historical Financial Data

The selected financial data presented below as of and for the fiscal years ended December 31, 2006, 2007, 2008, 2009 and 2010 and as of and for the three months ended March 31, 2010 and 2011 do not give effect to Acadia’s acquisition of YFCS or the consummation of the Merger. Acadia acquired YFCS on April 1, 2011, and the financial results of Acadia give effect to the acquisition of YFCS from the date of acquisition. We have derived the selected financial data presented below for the fiscal years ended December 31, 2009 and 2010 and for each of the three years in the period ended December 31, 2010 from YFCS’ audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected consolidated financial data presented below for the fiscal years ended December 31, 2006, 2007 and 2008 and for each of the two years in the period ended December 31, 2007 from YFCS’ audited financial statements not included in this prospectus. We have derived the selected consolidated financial data presented below as of and for the three months ended March 31, 2010 and 2011 from YFCS’ unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The results for the three months ended March 31, 2011 are not necessarily indicative of the results that may have been expected for the entire fiscal year. The selected consolidated financial data below should be read in conjunction with the “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—YFCS Acquisition,” “Unaudited Pro Forma Condensed Combined Financial Information” and YFCS’ consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	YEAR ENDED DECEMBER 31,					THREE MONTHS ENDED MARCH 31,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)	(unaudited)
	(In thousands)
Income Statement Data:
Revenue	$149,837	$171,425	$180,646	$186,586	$184,386	$45,489	$45,686
Salaries and benefits	88,870	105,754	110,966	113,870	113,931	27,813	29,502
Other operating expenses	32,216	36,799	37,704	37,607	38,146	8,944	9,907
Provision for bad debts	365	1,411	1,902	(309)	525	56	208
Interest expense	14,280	14,768	12,488	9,572	7,514	1,954	1,726
Depreciation and amortization	8,846	9,890	9,419	7,052	3,456	914	819
Impairment of goodwill	—	—	—	—	23,528	—	—

Income (loss) from continuing operations, before income taxes	5,260	2,803	8,167	18,794	(2,714)	5,808	3,524
Provision for income taxes	1,491	1,252	3,132	7,133	5,032	2,267	1,404

Income (loss) from continuing operations	3,769	1,551	5,035	11,661	(7,746)	3,541	2,120
Income (loss) from discontinued operations, net of income taxes	(2,160)	844	964	(1,443)	(4,060)	(151)	(64)

Net income (loss)	$1,609	$2,395	$5,999	$10,218	$(11,806)	$3,390	$2,056

Balance Sheet Data (as of end of period):
Cash and equivalents	$8,492	$6,875	$20,874	$15,294	$5,307	$8,570	$4,009
Total assets	279,091	268,622	271,446	254,620	217,530	249,748	216,609
Total debt	151,102	139,687	138,234	112,127	86,073	98,831	84,304
Total stockholders’ equity	94,244	96,647	102,696	113,921	102,126	117,311	104,182

PHC Historical Financial Data

The selected financial data presented below for the fiscal years ended June 30, 2007, 2008, 2009, 2010 and 2011 do not give effect to the acquisition of MeadowWood (substantially all of the assets of HHC Delaware) or the consummation of the Transactions. The consolidated financial statements of PHC and the notes related thereto are included elsewhere in this prospectus. PHC has derived the selected financial data presented below as of June 30, 2010 and 2011 and for each of the two years in the period ended June 30, 2011 from PHC’s audited consolidated financial statements included elsewhere in this prospectus. PHC has derived the selected financial data presented below as of June 30, 2007, 2008 and 2009 and for each of the three years in the period ended June 30, 2009 from PHC’s audited consolidated financial statements not included in this prospectus. PHC has derived the selected financial data presented below as of and for the three months ended September 30, 2010 and 2011 from PHC’s unaudited consolidated interim financial statements included elsewhere in this prospectus. The selected financial data below should be read in conjunction with “PHC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and PHC’s consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	YEAR ENDED JUNE 30,					THREE MONTHS ENDED SEPTEMBER 30,
	2007	2008	2009	2010	2011	2010	2011
	(In thousands, except per share data)
Income Statement Data:
Revenues	$40,563	$45,397	$46,411	$53,077	$62,008	$15,071	$20,684
Patient care expenses	19,738	22,133	23,835	26,307	30,236	7,024	10,466
Contract expenses	3,103	3,390	3,016	2,965	3,618	708	1,070
Provision for doubtful accounts	1,933	1,311	1,638	2,131	3,406	1,003	1,263
Administrative expenses	12,722	15,465	18,721	19,111	22,206	5,100	7,360
Legal settlement	—	—	—	—	446	—	—

Operating income (loss)	3,067	3,098	(799)	2,563	2,096	1,236	525
Other income including interest expense, net	(8)	(148)	(177)	(37)	(108)	—	(949)

Income (loss) before income taxes	3,059	2,950	(976)	2,526	1,988	1,236	(424)
Provision for (benefit from) income taxes	1,144	1,366	65	1,106	1,408	(557)	140

Net income (loss) from continuing operations	1,915	1,584	(1,041)	1,420	580	679	(284)
Net income (loss) from discontinued operations	(233)	(1,259)	(1,413)	—	—	—	—

Net income (loss)	$1,682	$325	$(2,454)	$1,420	$580	$679	$(284)

Net income (loss) from continuing operations per share of common stock
Basic	$0.10	$0.08	$(0.05)	$0.07	$0.03	$0.03	$(0.01)

Diluted	$0.10	$0.08	$(0.05)	$0.07	$0.03	$0.03	$(0.01)

Cash dividends per share of common stock	$—	$—	$—	$—	$—	$—	$—

Balance Sheet Data (as of end of period):
Cash and equivalents	3,308	$3,142	$3,199	$4,540	$3,668	$3,066	$3,261
Total assets	26,856	26,507	22,692	25,650	28,282	25,101	51,825
Total debt	2,566	2,422	2,241	2,557	2,239	2,340	26,535
Total stockholders’ equity	18,250	18,659	16,044	17,256	17,915	17,879	17,678

ACADIA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations with “Selected Historical Financial Information—Acadia Historical Financial Data” and the audited consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Forward-Looking Statements” and “Risk Factors.”

Overview

Our business strategy is to acquire and develop inpatient behavioral health care facilities and improve our operating results within our inpatient facilities and our other behavioral health care operations. From 2006 through 2010, the Company acquired 8 inpatient behavioral and substance abuse facilities. During this time, the Company also closed two underperforming assets. Our goal is to improve the operating results of our facilities by providing high quality services, expanding referral networks and marketing initiatives while meeting the increased demand for behavioral health care services through expansion of our current locations as well as developing new services within existing locations.

On April 1, 2011, Acadia completed the acquisition of YFCS, the largest private, for-profit provider of behavioral health, education and long-term support services exclusively for abused and neglected children and adolescents, for $178.0 million. YFCS operates 13 facilities in eight states and offers a broad array of behavioral programs to adults, adolescents and children. These programs include behavioral acute and residential care in inpatient facilities, therapeutic group homes, therapeutic foster care services, education, and other community based services. This transaction was financed with a new $135.0 million term loan facility and $10 million of borrowings on a new $30 million revolving credit facility, as well as $52.5 million of new equity contributions. On November 1, 2011, Acadia completed the Merger with PHC, a leading national provider of inpatient and outpatient mental health and drug and alcohol addiction treatment programs in Delaware, Michigan, Nevada, Pennsylvania, Utah and Virginia. In connection with the Merger, we issued $150.0 million of the Outstanding Notes and used the proceeds of such debt issuance primarily to pay a cash dividend of $74.4 million to existing Acadia stockholders, repay PHC indebtedness of $26.4 million, fund the $5.0 million cash portion of the merger consideration issued to the holders of PHC’s Class B Common Stock, pay a $20.6 million fee to terminate the professional services agreement between Acadia and Waud Capital Partners and pay transaction-related expenses. The Outstanding Notes were issued at a discount of $2.5 million. Additionally, pursuant to the merger agreement, we issued 4,891,667 shares of common stock of Acadia Healthcare Company, Inc. to the holders of PHC’s Class A Common Stock and Class B Common Stock based on a one-to-four conversion rate and 19,566,668 PHC shares outstanding immediately prior to the Merger.

The addition of PHC’s portfolio of facilities and services makes us the leading publicly traded pure-play provider of inpatient behavioral healthcare services based upon number of licensed beds in the United States. We believe that the Merger, together with Acadia’s recent acquisition of YFCS, positions the combined company as a leading platform in a highly fragmented industry under the direction of an experienced management team that has significant industry expertise. We expect to take advantage of several strategies that are more accessible as a result of our increased size and geographic scale, including implementing a national marketing strategy to attract new patients and referral sources, increasing our volume of out-of-state referrals, providing a broader range of services to new and existing patients and clients and selectively pursuing opportunities to expand our facility and bed count.

The combined company’s facilities will further diversify our payor base, services offered and geographic footprint. We believe that greater geographic diversification will, among other things, limit our exposure to specific Medicaid payors funded by any specific state. On a pro forma basis giving effect to the Merger, we would have received Medicaid funding from 23 states over the year ended December 31, 2010. PHC’s focus on providing services to individuals in the gaming and transportation industries will further limit our reimbursement risk by diversifying our revenues across new services and third party payors. The addition of PHC also provides diversification away from inpatient and outpatient services by adding internet and telephonic-based support services, which we believe is an attractive growth opportunity. PHC’s internet and telephonic-based services include crisis intervention, critical incidents coordination, employee counselor support, client monitoring, case management and health promotion.

Anticipated Synergies, Cost Savings and Revenue Improvements

We believe that the Merger presents significant synergies through the elimination of certain corporate overhead costs. The current PHC corporate functions will be integrated with and moved to the existing Acadia corporate offices in Franklin, TN. As a result, we will eliminate certain redundant positions, professional services and other expenses, as well as achieve efficiencies by integrating corporate functions within a larger company framework. We are targeting annual cost savings of approximately $3.4 million per annum beginning in fiscal 2012 as a result of this integration. In addition to these cost savings, we believe that there are substantial opportunities to generate organic revenue growth by increasing bed capacity in existing facilities, increasing utilization rates at our existing facilities, leveraging out-of-state referrals to increase volume, developing a national marketing plan and expanding services at existing facilities. For example, since September 1, 2011, we have added 76 beds and expect to add approximately 95 additional beds by March 31, 2012. Additionally, 42 beds have been converted from residential treatment care beds to acute psychiatric care beds, which have higher reimbursement rates on average.

In addition to synergies relating to the Merger, we currently expect that the capitalization of a certain facility lease will reduce lease expense by approximately $0.7 million per annum. We incurred costs related to the closing of the YFCS corporate office, including the costs of temporarily retaining certain employees for a transitional period following the acquisition date, of approximately $0.9 million for the six months ended September 30, 2011. We have also identified a recent improvement to our revenue base from a rate increase on one of our contracts effective in March 2011. We believe that this improvement would have had a positive effect on operating income (before taxes) of $0.3 million and $1.9 million for the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, respectively. We estimated the improvement from the rate increase by multiplying historical plan enrollment by the newly-contracted rate. In addition, we incurred start up losses at the Seven Hills Behavioral Center, which was opened in the fourth quarter of 2008 and became CMS certified in July 2010. We estimate that the Seven Hills Behavioral Center would have generated additional operating income (before taxes) of approximately $0.2 million and $0.8 million for the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, respectively, if such facility were operating at expected levels at the beginning of the period. See “Risk Factors—Risks Relating to Our Business—We may not achieve all of the expected benefits from synergies, cost savings and recent improvements to our revenue base.”

Sources of Revenue

We receive payments from the following sources, or services rendered in our facilities: (i) state governments under their respective Medicaid programs and otherwise; (ii) private insurers, including managed care plans; (iii) the federal government under the Medicare Program (Medicare) administered by the Center for Medicare and Medicaid Services (CMS); and (iv) directly from other payors including individual patients and clients. For the twelve months ended September 30, 2011, on a pro forma basis giving effect to the Merger and the acquisition of YFCS, approximately 66% of our revenue came from Medicaid, approximately 21% came from private insurers, approximately 8% came from Medicare and approximately 5% came from other payors.

Results of Operations

The following table illustrates our consolidated results of operations from continuing operations for the respective periods shown (dollars in thousands):

	YEAR ENDED DECEMBER 31,						NINE MONTHS ENDED SEPTEMBER 30,
	2008		2009		2010		2010		2011
	AMOUNT	%	AMOUNT	%	AMOUNT	%	AMOUNT	%	AMOUNT	%
Revenue	$33,353	100.0%	$51,821	100.0%	$64,342	100.0%	$48,344	100.0%	$146,019	100.0%
Salaries, wages and benefits	22,342	67.0%	30,752	59.3%	36,333	56.5%	28,980	59.9%	110,750	75.8%
Professional fees	952	2.9%	1,977	3.8%	3,612	5.6%	1,151	2.4%	5,111	3.5%
Supplies	2,076	6.2%	2,841	5.5%	3,709	5.8%	2,851	5.9%	7,665	5.3%
Rents and leases	852	2.6%	885	1.7%	1,288	2.0%	961	2.0%	3,725	2.6%
Other operating expenses	5,400	16.2%	8,390	16.2%	8,289	12.9%	4,980	10.3%	12,954	8.9%
Provision for doubtful accounts	1,804	5.4%	2,424	4.7%	2,239	3.5%	1,803	3.7%	1,664	1.1%
Depreciation and amortization	740	2.2%	967	1.9%	976	1.5%	728	1.5%	3,114	2.1%
Interest expense	729	2.2%	774	1.5%	738	1.1%	549	1.1%	4,143	2.8%
Sponsor management fees	—	—	—	—	—	—	105	0.2%	1,135	0.8%
Transaction related expenses	—	—	—	—	—	—	104	0.2%	10,594	7.3%

	34,895	104.6%	49,010	94.6%	57,184	88.9%	42,212	87.2%	160,855	110.2%

Income (loss) from continuing operations, before income taxes	(1,542)	(4.6)%	2,811	5.4%	7,158	11.1%	6,132	12.8%	(14,836)	(10.2)%
Provision for income taxes	20	0.1%	53	0.1%	477	0.7%	459	0.9%	3,382	2.3%

Income (loss) from continuing operations	$(1,562)	(4.7)%	$2,758	5.3%	$6,681	10.4%	$5,673	11.9%	$(18,218)	(12.5)%

Nine Months Ended September 30, 2011 as Compared to the Nine Months Ended September 30, 2010

Revenue. Revenue increased $97.7 million, or 202.0%, to $146.0 million for the nine months ended September 30, 2011 compared to $48.3 million for the nine months ended September 30, 2010. The increase relates primarily to the $92.4 million of revenue generated from the acquisition of YFCS on April 1, 2011 for the nine months ended September 30, 2011. The remainder of the increase in revenue is attributable to same-facility growth in patient days for the nine months ended September 30, 2011 of 7.0% and outpatient visits of 16.4% compared to the nine months ended September 30, 2010.

Salaries, wages and benefits. SWB expense was $110.8 million for the nine months ended September 30, 2011 compared to $29.0 million for the nine months ended September 30, 2010, an increase of $81.8 million. SWB expense includes $19.8 million of equity-based compensation expense for the nine months ended September 30, 2011. This equity-based compensation was realized because the YFCS acquisition and the Merger have provided a means to measure the fair market value of these awards. We do not expect equity-based compensation to be this significant in future periods because the merger of PHC exchanged this equity for common stock of the combined company. There was no equity-based compensation expense during the nine months ended September 30, 2010. Excluding equity-based compensation expense, SWB expense was $90.9 million, or 62.3% of revenue, for the nine months ended September 30, 2011, compared to 59.9% of revenue for the nine months ended September 30, 2010. The increase in SWB expense, excluding equity-based compensation expense, as a percent of revenue is attributable to the higher SWB expense associated with the facilities acquired from YFCS on April 1, 2011. Same-facility SWB expense, excluding equity-based compensation expense, was $31.0 million for the nine months ended September 30, 2011, or 57.9% of revenue, compared to $29.0 million for the nine months ended September 30, 2010, or 59.9% of revenue.

Professional fees. Professional fees were $5.1 million for the nine months ended September 30, 2011, or 3.5% of revenue, compared to $1.2 million for the nine months ended September 30, 2010, or 2.4% of revenue. Same-facility professional fees were $1.2 million for the nine months ended September 30, 2011, or 2.2% of revenue, compared to $1.2 million for the nine months ended September 30, 2010, or 2.4% of revenue.

Supplies. Supplies expense was $7.7 million for the nine months ended September 30, 2011, or 5.3% of revenue, compared to $2.9 million for the nine months ended September 30, 2010, or 5.9% of revenue. Same-facility supplies expense was $3.1 million for the nine months ended September 30, 2011, or 5.8% of revenue, compared to $2.9 million for the nine months ended September 30, 2010, or 5.9% of revenue.

Rents and leases. Rents and leases were $3.7 million for the nine months ended September 30, 2011, or 2.6% of revenue, compared to $1.0 million for the nine months ended September 30, 2010, or 2.0% of revenue. The increase in rents and leases is attributable to the acquisition of YFCS on April 1, 2011. Same-facility rents and leases were $1.0 million for the nine months ended September 30, 2011, or 1.9% of revenue, compared to $1.0 million for the nine months ended September 30, 2010, or 2.0% of revenue.

Other operating expenses. Other operating expenses consist primarily of purchased services, utilities, insurance, travel and repairs and maintenance expenses. Other operating expenses were $13.0 million for the nine months ended September 30, 2011, or 8.9% of revenue, compared to $5.0 million for the nine months ended September 30, 2010, or 10.3% of revenue. The decrease in other operating expenses as a percentage of revenue is attributable to the lower other operating expenses associated with the facilities acquired from YFCS on April 1, 2011. Same-facility other operating expenses were $6.0 million for the nine months ended September 30, 2011, or 11.1% of revenue, compared to $5.1 million for the nine months ended September 30, 2010, or 10.6% of revenue.

Provision for doubtful accounts. The provision for doubtful accounts was $1.7 million for the nine months ended September 30, 2011, or 1.1% of revenue, compared to $1.8 million for the nine months ended September 30, 2010, or 3.7% of revenue. The decrease in the provision for doubtful accounts is attributable to the lower volumes of private pay admissions and bad debts associated with the facilities acquired from YFCS on April 1, 2011. The same-facility provision for doubtful accounts was $1.7 million for the nine months ended September 30, 2011, or 3.1% of revenue, compared to $1.8 million for the nine months ended September 30, 2010, or 3.7% of revenue.

Depreciation and amortization. Depreciation and amortization expense was $3.1 million for the nine months ended September 30, 2011, or 2.1% of revenue, compared to $0.7 million for the nine months ended September 30, 2010, or 1.5% of revenue. The increase in depreciation and amortization is attributable to the acquisition of YFCS on April 1, 2011.

Interest expense. Interest expense was $4.1 million for the nine months ended September 30, 2011 compared to $0.5 million for the nine months ended September 30, 2010. The increase in interest expense is a result of the $145.0 million we borrowed under our Senior Secured Credit Facility on April 1, 2011.

Sponsor management fees. Sponsor management fees were $1.1 million for the nine months ended September 30, 2011 compared to $0.1 million for the nine months ended September 30, 2010. Sponsor management fees relate to our professional services agreement with Waud Capital Partners, which was terminated on November 1, 2011.

Transaction-related expenses. Transaction-related expenses were $10.6 million for the nine months ended September 30, 2011 compared to $0.1 million for the nine months ended September 30, 2010. Transaction-related expenses represent costs incurred in the respective periods related to the acquisition of YFCS on April 1, 2011 and the merger with PHC completed on November 1, 2011.

Year Ended December 31, 2010 as Compared to Year Ended December 31, 2009

Revenue. Revenue increased $12.5 million, or 24.2%, to $64.3 million for the year ended December 31, 2010 compared to $51.8 million for the year ended December 31, 2009. On a same-facility basis, revenue increased $7.0 million or 13.5% for the year ended December 31, 2010 compared to the year ended December 31, 2009. Same-facility revenue growth is attributable to an increase in same-facility inpatient days of 10.3% and an increase in same-facility outpatient visits of 17.6%. Revenue increased by $5.5 million in 2010 compared to 2009 as a result of the acquisitions of the Acadiana facility on March 5, 2009 and The Village facility on November 2, 2009.

Salaries, wages and benefits. SWB expense was $36.3 million for the year ended December 31, 2010 compared to $30.8 million for the year ended December 31, 2009, an increase of $5.5 million, or 18.1%. SWB expense represented 56.5% of revenue for the year ended December 31, 2010 compared to 59.3% of revenue for the year ended December 31, 2009. Same-facility SWB expense was $32.8 million in 2010, or 55.8% of revenue, compared to $30.8 million in 2009, or 59.3% of revenue. This decrease in same-facility SWB expense as a percent of revenue is primarily the result of improved operating efficiencies on higher volumes.

Professional fees. Professional fees were $3.6 million for the year ended December 31, 2010, or 5.6% of revenue, compared to $2.0 million for the year ended December 31, 2009, or 3.8% of revenue. Professional fees increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily as a result of approximately $0.8 million of acquisition-related expenses incurred in the year ended December 31, 2010 in connection with the YFCS acquisition. Same-facility professional fees, excluding acquisition-related expenses, were $2.7 million in 2010, or 4.5% of revenue, compared to $2.0 million in 2009, or 3.8% of revenue.

Supplies. Supplies expense was $3.7 million for the year ended December 31, 2010, or 5.8% of total revenue, compared to $2.8 million for the year ended December 31, 2009, or 5.5% of total revenue. Same-facility supplies expense was $3.2 million in 2010, or 5.4% of revenue, compared to $2.8 million in 2009, or 5.5% of revenue.

Rentals and leases. Rentals and leases were $1.3 million for the year ended December 31, 2010, or 2.0% of total revenue, compared to $0.9 million for the year ended December 31, 2009, or 1.7% of total revenue. Same-facility rentals and leases were $1.0 million in 2010, or 1.7% of revenue, compared to $0.9 million in 2009, or 1.7% of revenue.

Other operating expenses. Other operating expenses consist primarily of purchased services, utilities, insurance, travel and repairs and maintenance expenses. Other operating expenses were $8.3 million for the year ended December 31, 2010, or 12.9% of revenue, compared to $8.4 million for the year ended December 31, 2009, or 16.2% of revenue. Same-facility other operating expenses were $7.6 million in 2010, or 12.8% of revenue, compared to $8.4 million in 2009, or 16.2% of revenue. This decrease in same-facility other operating expenses as a percent of revenue is primarily attributable to reductions in insurance premiums as well as improved operating efficiencies.

Provision for doubtful accounts. The provision for doubtful accounts was $2.2 million for the year ended December 31, 2010, or 3.5% of revenue, compared to $2.4 million for the year ended December 31, 2009, or 4.7% of revenue. This decrease as a percent of revenue was a result of improved collection efforts at our facilities.

Depreciation and amortization. Depreciation and amortization expense was $1.0 million for the year ended December 31, 2010, or 1.5% of revenue, compared to $1.0 million for the year ended December 31, 2009, or 1.9% of revenue.

Interest expense. Interest expense was $0.7 million for the year ended December 31, 2010 compared to $0.8 million for the year ended December 31, 2009.

Year Ended December 31, 2009 as Compared to Year Ended December 31, 2008

Revenue. Revenue increased $18.5 million, or 55.4%, to $51.8 million for the year ended December 31, 2009 compared to $33.4 million for the year ended December 31, 2008. On a same-facility basis, revenue increased $5.3 million or 15.8% for the year ended December 31, 2009 compared to the year ended December 31, 2008. Same-facility revenue growth is attributable to an increase in same-facility inpatient days of 6.4% and an increase in same-facility outpatient visits of 21.9%. Revenue increased in 2009 compared to 2008 by $13.2 million related to the acquisitions of RiverWoods in September 2008, Acadiana in March 2009, and The Village in November 2009.

Salaries, wages and benefits. SWB expense was $30.8 million for the year ended December 31, 2009 compared to $22.3 million for the year ended December 31, 2008, an increase of $8.4 million, or 37.6%. SWB expense represented 59.3% of revenue for the year ended December 31, 2009 compared to 67.0% of revenue for the year ended December 31, 2008. Same-facility SWB expense was $24.5 million in 2009, or 63.5% of revenue, compared to $22.3 million in 2008, or 67.0% of revenue. This decrease in same-facility SWB expense as a percent of revenue is primarily the result of improved operating efficiencies on higher volumes.

Professional fees. Professional fees were $2.0 million for the year ended December 31, 2009, or 3.8% of revenue, compared to $1.0 million for the year ended December 31, 2008, or 2.9% of revenue. This $1.0 million increase in professional fees is primarily related to acquisition costs associated with the Acadiana facility and The Village facility.

Supplies. Supplies expense was $2.8 million for the year ended December 31, 2009, or 5.5% of total revenue, compared to $2.1 million for the year ended December 31, 2008, or 6.2% of total revenue. Same-facility supplies expense was $2.1 million in 2009, or 5.6% of revenue, compared to $2.1 million in 2008, or 6.2% of revenue. This decrease in same-facility supplies expense as a percent of revenue is primarily the result of improved operating efficiencies on higher volumes.

Rentals and leases. Rentals and leases were $0.9 million for the year ended December 31, 2009, or 1.7% of total revenue, compared to $0.9 million for the year ended December 31, 2008, or 2.6% of total revenue. Same-facility rentals and leases were $0.7 million in 2009, or 1.9% of revenue, compared to $0.9 million in 2008, or 2.6% of revenue.

Other operating expenses. Other operating expenses consist primarily of purchased services, utilities, insurance, travel and repairs and maintenance expenses. Other operating expenses were $8.4 million for the year ended December 31, 2009, or 16.2% of revenue, compared to $5.4 million for the year ended December 31, 2008, or 16.2% of revenue.

Provision for doubtful accounts. The provision for doubtful accounts was $2.4 million for the year ended December 31, 2009, or 4.7% of revenue, compared to $1.8 million for the year ended December 31, 2008, or 5.4% of revenue. This decrease as a percent of revenue was a result of improved collection efforts at our facilities.

Depreciation and amortization. Depreciation and amortization expense was $1.0 million for the year ended December 31, 2009, or 1.9% of revenue, compared to $0.7 million for the year ended December 31, 2008, or 2.2% of revenue.

Interest expense. Interest expense was $0.8 million for the year ended December 31, 2009 compared to $0.7 million for the year ended December 31, 2008.

Liquidity and Capital Resources

Historical

Cash provided by continuing operating activities for the nine months ended September 30, 2011 was $8.6 million compared to $5.3 million for the nine months ended September 30, 2010. The increase in cash provided by continuing operating activities is primarily attributable to cash provided by continuing operating activities of the YFCS facilities acquired on April 1, 2011. Cash provided by continuing operating activities includes transaction-related expenses. As of September 30, 2011, our current liabilities included approximately $2.8 million of transaction-related expenses incurred related to the YFCS acquisition and Merger. Days sales outstanding for the nine months ended September 30, 2011 was 37 compared to 36 for the nine months ended September 30, 2010.

Cash used in continuing investing activities for the nine months ended September 30, 2011 was $187.6 million compared to $1.0 million for the nine months ended September 30, 2010. Cash used in continuing investing activities for the nine months ended September 30, 2011 primarily consisted of cash paid for the YFCS acquisition of $178.0 million, cash paid for capital expenditures of $6.8 million and cash paid for a real estate acquisition of $2.2 million. Cash used for routine and expansion capital expenditures was approximately $1.9 million and $7.0 million, respectively, for the nine months ended September 30, 2011. We define expansion capital expenditures as those that increase the capacity of our facilities or otherwise enhance revenue. Routine or maintenance capital expenditures were approximately 1.3% of our net revenue for the nine months ended September 30, 2011. Cash used in continuing investing activities for the nine months ended September 30, 2010 consisted primarily of $0.6 million in cash paid for capital expenditures.

Cash provided by financing activities for the nine months ended September 30, 2011 was $172.9 million compared to cash used in financing activities of $2.4 million for the nine months ended September 30, 2010. Cash provided by financing activities for the nine months ended September 30, 2011 primarily consisted of term loan borrowings under our Senior Secured Credit Facility of $135.0 million, net borrowings under the revolver portion of our Senior Secured Credit Facility of $6.5 million, contributions from Holdings of $51.0 million and repayments of long-term debt of $10.0 million. Cash used in financing activities for the nine months ended September 30, 2010 primarily consisted of capital distributions of $2.2 million.

Senior Secured Credit Facility

To finance our acquisition of YFCS and refinance our $10.0 million secured promissory note, we entered into the Senior Secured Credit Facility on April 1, 2011. The Senior Secured Credit Facility, administered by Bank of America, N.A., includes $135.0 million of term loans and a revolving credit facility of $30.0 million. As of September 30, 2011, we had $23.1 million of availability under our revolving line of credit, which reflects the total revolving credit facility of $30.0 million less borrowings of $6.5 million and an undrawn letter of credit of $0.4 million. The term loans require quarterly principal payments of $1.7 million for June 30, 2011 to March 31, 2013, $3.4 million for June 30, 2013 to March 31, 2014, $4.2 million for June 30, 2014 to March 31, 2015, and $5.1 million for June 30, 2015 to December 31, 2015, with the remaining principal balance due on the maturity date of April 1, 2016.

Borrowings under the Senior Secured Credit Facility are guaranteed by each of Acadia’s domestic subsidiaries and are secured by a lien on substantially all of the assets of Acadia and its domestic subsidiaries. Borrowings under the Senior Secured Credit Facility bear interest at a rate tied to Acadia’s consolidated leverage ratio (defined as consolidated funded indebtedness to consolidated EBITDA, in each case as defined in the credit agreement governing the Senior Secured Credit Facility). The Applicable Rate for borrowings under the Senior Secured Credit Facility was 4.0% and 3.0% for Eurodollar Rate Loans and Base Rate Loans, respectively, as of September 30, 2011. Eurodollar Rate Loans bear interest at the Applicable Rate plus the Eurodollar Rate (based upon the British Bankers Association LIBOR Rate prior to commencement of the interest rate period). Base Rate

Loans bear interest at the Applicable Rate plus the highest of (i) the federal funds rate plus 1/2 of 1.0%, (ii) the prime rate and (iii) the Eurodollar rate plus 1.0%. As of September 30, 2011, borrowings under the Senior Secured Credit Facility bore interest at 4.2%. In addition, Acadia is required to pay a commitment fee on undrawn amounts under the revolving line of credit. As of September 30, 2011, undrawn amounts bore interest at a rate of 0.50%.

In connection with the Merger, we entered into the Second Amendment, which became effective in connection with the consummation of the Merger. The Second Amendment permitted Acadia to consummate the Merger, make a cash payment to existing stockholders and enter into related transactions, including the incurrence of additional indebtedness. The Second Amendment provides for a change in the interest rate applicable to borrowings under the Senior Secured Credit Facility based upon Acadia’s consolidated leverage ratio (defined as consolidated funded indebtedness to consolidated EBITDA, in each case as defined in the Senior Secured Credit Facility). Interest rates and the commitment fee on unused commitments related to the Senior Secured Credit Facility will be based upon the following pricing tiers:

Pricing Tier	Consolidated Leverage Ratio	Eurodollar Rate Loans	Base Rate Loans	Commitment Fee
1	<2.75:1.0	3.50%	2.50%	0.45%
2	2.75:1.0 but <3.25:1.0	3.75%	2.75%	0.50%
3	3.25:1.0 but <3.75:1.0	4.00%	3.00%	0.50%
4	3.75:1.0 but <5.00:1.0	4.25%	3.25%	0.55%
5	5.00:1.0	4.50%	3.50%	0.55%

The Second Amendment provides that the applicable rate for Eurodollar Rate Loans and Base Rate Loans will be 4.50% and 3.50%, respectively, from the date of consummation of the Merger through the date of delivery of a compliance certificate for the first fiscal quarter ending after consummation of the Merger.

The Senior Secured Credit Facility, as amended by the Second Amendment, requires Acadia and its subsidiaries to comply with customary affirmative, negative and financial covenants. Set forth below is a brief description of such covenants, all of which are subject to customary exceptions, materiality thresholds and qualifications:

•

the affirmative covenants include the following: (i) delivery of financial statements and other customary financial information; (ii) notices of events of default and other material events; (iii) maintenance of existence, ability to conduct business, properties, insurance and books and records; (iv) payment of taxes; (v) lender inspection rights; (vi) compliance with laws; (vii) use of proceeds; (viii) interest rate hedging; (ix) further assurances; and (x) additional collateral and guarantor requirements.

•

the negative covenants include limitations on the following: (i) liens; (ii) debt (including guaranties); (iii) investments; (iv) fundamental changes (including mergers, consolidations and liquidations); (v) dispositions; (vi) sale leasebacks; (vii) affiliate transactions and the payment of management fees; (viii) burdensome agreements; (ix) restricted payments; (x) use of proceeds; (xi) ownership of subsidiaries; (xii) changes to line of business; (xiii) changes to organizational documents, legal name, form of entity and fiscal year; (xiv) capital expenditures (not to exceed 4.0% of total revenues of Acadia and its subsidiaries and including a 100% carry-forward of unused amounts to the immediately succeeding fiscal year); (xv) prepayment of redemption of certain senior secured indebtedness; and (xvi) amendments to certain material agreements. Acadia is generally not permitted to issue dividends or distributions other than with respect to the following: (w) certain tax distributions; (x) the repurchase of equity held by employees, officers or directors upon the occurrence of death, disability or termination subject to cap of $500,000 in any fiscal year and compliance with certain other conditions; (y) in the form of capital stock; and (z) scheduled payments of deferred purchase price, working capital adjustments and similar payments pursuant to the merger agreement or any permitted acquisition.

The financial covenants include maintenance of the following:

•	the fixed charge coverage ratio may not be less than 1.20:1.00 as of the end of any fiscal quarter;

•	the consolidated leverage ratio may not be greater than the amount set forth below as of the date opposite such ratio:

Fiscal Quarter Ending	Maximum Consolidated Leverage Ratio
September 30, 2011	6.25:1.0
December 31, 2011	6.00:1.0
March 31, 2012	6.00:1.0
June 30, 2012	6.00:1.0
September 30, 2012	6.00:1.0
December 31, 2012	5.50:1.0
March 31, 2013	5.50:1.0
June 30, 2013	5.50:1.0
September 30, 2013	5.50:1.0
December 31, 2013	4.75:1.0
March 31, 2014	4.75:1.0
June 30, 2014	4.75:1.0
September 30, 2014	4.75:1.0
December 31, 2014 and each fiscal quarter ending thereafter	4.00:1.0

•	The senior secured leverage ratio may not be greater than the amount set forth below as of the date opposite such ratio:

Fiscal Quarter Ending	Maximum Consolidated Senior Secured Leverage Ratio
September 30, 2011	3.50:1.0
December 31, 2011	3.00:1.0
March 31, 2012	3.00:1.0
June 30, 2012	3.00:1.0
September 30, 2012	3.00:1.0
December 31, 2012 and each fiscal quarter ending thereafter	2.50:1.0

As of September 30, 2011, Acadia was in compliance with such covenants.

On December 15, 2011, we entered into a third amendment to the Senior Secured Credit Facility. See “Description of Other Indebtedness.”

12.875% Senior Notes due 2018

On November 1, 2011, we issued $150.0 million of 12.875% Senior Notes due 2018 (the “notes”). The notes were issued at 98.323% of the aggregate principal amount of $150.0 million, a discount of $2.5 million. The notes bear interest at a rate of 12.875% per annum. We will pay interest on the notes semi-annually, in arrears, on November 1 and May 1 of each year, beginning on May 1, 2012 through the maturity date of November 1, 2018.

The indenture governing the notes contains covenants that, among other things, limit the Company’s ability to: (i) incur or guarantee additional indebtedness or issue certain preferred stock; (ii) pay dividends on the Company’s equity interests or redeem, repurchase or retire the Company’s equity interests or subordinated indebtedness; (iii) transfer or sell assets; (iv) make certain investments; (v) incur certain liens; (vi) create restrictions on the ability of the Company’s subsidiaries to pay dividends or make other payments to the Company; (vii) engage in certain transactions with the Company’s affiliates; and (viii) merge or consolidate with other companies or transfer all or substantially all of the Company’s assets.

Contractual Obligations

The following table presents a summary of contractual obligations as of September 30, 2011 and does not give effect to the Merger (dollars in thousands):

	Payments Due by Period
	Within 1 Year	During Years 2-3	During Years 4-5	After 5 Years	Total
Long-term debt (a)	$12,237	$35,121	$112,924	$—	$160,282
Operating leases	5,251	6,063	2,768	1,297	15,379
Purchase and other obligations (b)	2,316	—	—	—	2,316

Total obligations and commitments	$19,804	$41,184	$115,692	$1,297	$177,977

(a)	Amounts include required principal payments and related interest payments based on the interest rates applicable to such long-term debt as of September 30, 2011.
(b)	Amounts relate to future purchase obligations, including commitments to purchase property and equipment or complete existing capital projects in future periods.

Off Balance Sheet Arrangements

Acadia has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operations or liquidity.

Quantitative and Qualitative Disclosures About Market Risk

Our interest expense is sensitive to changes in market interest rates. With respect to our interest-bearing liabilities, our long-term debt outstanding at September 30, 2011 was comprised of variable rate debt with interest based on LIBOR plus an applicable margin. A hypothetical 10% increase in interest rates would decrease our net income and cash flows by approximately $0.8 million on an annual basis based upon our borrowing level at September 30, 2011. With the issuance of $150.0 million of notes on November 1, 2011, our debt portfolio now consists of both variable rate and fixed rate debt.

YFCS Acquisition

Acadia completed the acquisition of YFCS on April 1, 2011. The following summary table and discussion describes the historical consolidated condensed results from continuing operations of YFCS for the respective periods shown (dollars in thousands):

	YEAR ENDED DECEMBER 31,				THREE MONTHS ENDED MARCH 31,
	2010		2009		2011		2010
	$	%	$	%	$	%	$	%
Revenue	$184,386	100.0%	$186,586	100.0%	$45,686	100.0%	$45,489	100.0%
Salaries and benefits	113,931	61.8%	113,870	61.0%	29,502	64.6%	27,813	61.1%
Other operating expenses	38,146	20.7%	37,607	20.2%	9,907	21.7%	8,944	19.7%
Provision for bad debts	525	0.3%	(309)	(0.2)%	208	0.5%	56	0.1%
Interest	7,514	4.1%	9,572	5.1%	1,726	3.8%	1,954	4.3%
Depreciation and amortization	3,456	1.9%	7,052	3.8%	819	1.8%	914	2.0%
Impairment of goodwill	23,528	12.8%	—	0.0%	—	0.0%	—	0.0%
Total expenses	187,100	101.5%	167,792	89.9%	42,162	92.3%	39,681	87.2%
Income from continuing operations, before income taxes	(2,714)	(1.5)%	18,794	10.1%	3,524	7.7%	5,808	12.8%
Income taxes	5,032	2.7%	7,133	3.8%	1,404	3.1%	2,267	5.0%
Income from continuing operations	$(7,746)	(4.2)%	$11,661	6.2%	$2,120	4.6%	$3,541	7.8%

Revenue. Revenue increased $0.2 million, or 0.4%, to $45.7 million for the three months ended March 31, 2011 from $45.5 million for the three months ended March 31, 2010. Revenue decreased $2.2 million, or 1.2%, to $184.4 million for the year ended December 31, 2010 from $186.6 million for the year ended December 31, 2009. The decrease in revenue is attributable to a decline in inpatient volumes related to utilization pressures by referral sources.

Salaries and benefits. Salaries and benefits expense was $29.5 million for the three months ended March 31, 2011 compared to $27.8 million for the three months ended March 31, 2010, an increase of $1.7 million or 6.1%. Salaries and benefits expense represented 64.6% of revenue for the three months ended March 31, 2011 compared to 61.1% of revenue for the three months ended March 31, 2010. The increase in salaries and benefits expense for the three months ended March 31, 2011 relates primarily to the January 1, 2011 release of a pay freeze and mandatory vacation requirements in place since 2009. Salaries and benefits expense was $113.9 million for the years ended December 31, 2010 and 2009. Salaries and benefits expense represented 61.8% of revenue for the year ended December 31, 2010 compared to 61.0% of revenue for the year ended December 31, 2009.

Other operating expenses. Other operating expenses were $9.9 million for the three months ended March 31, 2011, or 21.7% of revenue, compared to $8.9 million for the three months ended March 31, 2010, or 19.7% of revenue. The increase in other operating expenses is due to increases in purchased services, supplies, and insurance expense related to the conversion of professional liability insurance policies to guaranteed cost programs. Other operating expenses were $38.1 million for the year ended December 31, 2010, or 20.7% of revenue, compared to $37.6 million for the year ended December 31, 2009, or 20.2% of revenue.

Provision for bad debts. The provision for bad debts was $0.2 million for the three months ended March 31, 2011, or 0.5% of revenue, compared to $0.1 million for the three months ended March 31, 2010, or 0.1% of revenue. The provision for bad debts was $0.5 million for the year ended December 31, 2010, or 0.3% of revenue, compared to net recoveries of bad debts of $0.3 million for the year ended December 31, 2009. YFCS’ facilities experience minimal bad debts given their low volumes of private pay admissions.

Interest expense. Interest expense was $1.7 million for the three months ended March 31, 2011 compared to $2.0 million for the three months ended March 31, 2010. Interest expense was $7.5 million for the year ended December 31, 2010 compared to $9.6 million for the year ended December 31, 2009. The decrease in interest expense is a result of principal payments during 2010 and 2009.

Depreciation and amortization. Depreciation and amortization expense was $0.8 million for the three months ended March 31, 2011, or 1.8% of revenue, compared to $0.9 million for the three months ended March 31, 2010, or 2.0% of revenue. Depreciation and amortization expense was $3.5 million for the year ended December 31, 2010, or 1.9% of revenue, compared to $7.1 million for the year ended December 31, 2009, or 3.8% of revenue. The decrease in depreciation and amortization expense is primarily attributable to certain intangible assets becoming fully amortized in 2009.

Impairment of goodwill. The loss on impairment of goodwill of $23.5 million for the year ended December 31, 2010 was a result of management’s conclusion that the carrying value of goodwill exceeded the fair value implied by the sale of the company.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing our financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses included in the financial statements. Estimates are based on historical experience and other available information, the results of which form the basis of such estimates. While we believe our estimation processes are reasonable, actual results could differ from our estimates. The following accounting policies are considered critical to our operating performance and involve highly subjective and complex assumptions and assessments.

Revenue and Contractual Discounts

Net patient service revenue is derived from services rendered to patients for inpatient psychiatric and substance abuse care, outpatient psychiatric care and adolescent residential treatment and includes reimbursement for the treatment of patients covered by Medicare, Medicaid, commercial insurance (in network and out of network), and other programs, as well as uninsured patients. Revenue is recorded in the period in which services are provided.

The Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided in our inpatient facilities and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. We estimate the allowance for contractual discounts on a payor-specific basis by comparing our established billing rates with the amount we determine to be reimbursable given our interpretation of the applicable regulations or contract terms. Most payments are determined based on negotiated per-diem rates. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by our management. We periodically compare the contractual rates on our patient accounting systems with the Medicare and Medicaid reimbursement rates or the third-party payor contract for accuracy. We also monitor the adequacy of our contractual adjustments using financial measures such as comparing cash receipts to net patient revenue adjusted for bad debt expense.

All revenues are shown net of estimated contractual adjustments and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated, appropriate adjustments are made in the period the payment is received in accordance with the American Institute of Certified Public Accountants (“AICPA”) “Audit and Accounting Guide for Health Care Organizations.” Net contractual adjustments recorded in the nine months ended September 30, 2011 for revenue booked in prior years resulted in an increase in revenue of approximately $0.2 million. Net contractual adjustments recorded in the twelve months ended December 31, 2010 for revenue booked in prior years resulted in an increase in revenue of approximately $20,000.

Our cost report receivables and other unsettled amounts due from third parties at September 30, 2011 were $0.3 million. We believe that these receivables are properly stated and are not likely to be settled for a significantly different amount. If the actual settlements differed by 1% from our estimated settlement value at September 30, 2011, net income for the nine months ended September 30, 2011 and net accounts receivable as of September 30, 2011 would have changed by less than $0.1 million.

The following table presents revenue by payor type and as a percentage of total revenue for the year ended December 31, 2010 and the interim nine month period ending September 30, 2011 (in thousands):

	NINE MONTHS ENDED SEPTEMBER 30, 2011		YEAR ENDED DECEMBER 31, 2010
	Amount	%	Amount	%
Private Pay	$1,332	0.9	$1,969	3.1
Commercial	18,640	12.8	22,024	34.2
Medicare	11,454	7.8	13,061	20.3
Medicaid	112,944	77.3	27,288	42.4
Other	1,649	1.1

Total	146,019	100.0	64,342	100.0

The following tables present a summary of our aging of accounts receivable as of December 31, 2010 and September 30, 2011:

December 31, 2010

	Current	30-90	90-150	>150	Total
Private Pay	1.6%	2.7%	1.4%	1.0%	6.7%
Commercial	16.8%	11.7%	3.1%	0.3%	31.9%
Medicare	15.9%	2.2%	0.4%	0.4%	18.9%
Medicaid	29.4%	11.2%	1.0%	0.9%	42.5%

Total	63.7%	27.8%	5.9%	2.6%	100.0%

September 30, 2011

	Current	30-90	90-150	>150	Total
Private Pay	0.8%	1.9%	0.3%	0.2%	3.2%
Commercial	11.0%	3.3%	0.9%	0.9%	16.1%
Medicare	6.2%	0.2%	0.1%	0.2%	6.7%
Medicaid	57.7%	12.1%	2.4%	1.8%	74.0%

Total	75.7%	17.5%	3.7%	3.1%	100.0%

Medicaid accounts receivable as of September 30, 2011 include less than $0.2 million of accounts pending Medicaid approval. These accounts are aged less than 60 days and are classified as Medicaid because we have experienced between 80% and 90% approval by Medicaid for this class of receivables.

Allowance for Doubtful Accounts

Our ability to collect outstanding patient receivables from third-party payors is critical to our operating performance and cash flows. The primary collection risk with regard to patient receivables lies with uninsured patient accounts or patient accounts for which primary insurance has paid, but the portion owed by the patient remains outstanding. We estimate the allowance for doubtful accounts based on a number of factors, including the age of the accounts, historical collection experience, current economic conditions and other relevant factors. We continually monitor our accounts receivable balances and utilize retrorespective reviews and cash collection data to support our estimates of the provision for doubtful accounts. Our retrospective reviews have not resulted in significant changes to our allowance for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

Long-Lived Assets and Goodwill

Long-lived assets, including property and equipment and finite-lived intangible assets, comprise a significant portion of our total assets. We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When management believes impairment indicators may exist, projections of the undiscounted future cash flows associated with the use and eventual disposition of long-lived assets are prepared. If the projections indicate that the carrying values of the long-lived assets are not recoverable, we reduce the carrying values to fair value. We test for impairment of long-lived assets at the lowest level for which cash flows are measurable.

Goodwill also represents a significant portion of our total assets. We review goodwill for impairment annually or more frequently if events indicate that goodwill may be impaired. We review goodwill at the reporting level unit, which is one level below an operating segment. We compare the carrying value of the net assets of a reporting unit to the fair value of the reporting unit. If the carrying value exceeds the fair value, an impairment indicator exists and an estimate of the impairment loss is calculated. The fair value calculation includes multiple assumptions and estimates and changes in these assumptions and estimates could result in goodwill impairment that could materially adversely impact our financial position or results of operations.

Income Taxes

Acadia Healthcare Company, LLC was formed as a limited liability company (LLC). Some of Acadia’s subsidiaries are organized as LLCs and others as C-corporations. Acadia elected, where applicable, that all such entities be taxed as flow-through entities and as such, the results of operations of the Company related to the flow-through entities are included in the income tax returns of its members. Accordingly, taxable income is the direct obligation of the members.

Some of Acadia’s subsidiaries are taxed as C-corporations for U.S. federal and state income tax purposes and are therefore directly liable for taxes on their respective separate income. A tax provision has been provided for income taxes that are the responsibility of Acadia or its subsidiaries in the consolidated financial statements relating to the entities that are taxed as C-corporations and for any taxing jurisdictions that do not recognize an LLC as a flow-through entity.

Effective April 1, 2011, Acadia Healthcare Company, LLC elected to be treated as a corporation for U.S. federal income tax purposes and, on May 13, 2011, converted to a corporation (Acadia Healthcare Company, Inc.) in accordance with Delaware law.

Insurance

We are subject to medical malpractice and other lawsuits due to the nature of the services we provide. We maintain commercial insurance coverage on a claims-made basis for general and professional liability claims with a $50,000 deductible and $1 million per claim limit and an aggregate limit of $3 million with excess umbrella coverage for an additional $7 million. The accrued insurance liabilities included in the consolidated balance sheets include estimates of the ultimate costs for both reported claims and claims incurred but not reported. The recorded liabilities for professional and general liability risks are estimated based on historical claims, demographic factors, industry trends, severity factors, and other actuarial assumptions calculated by an independent third-party actuary. The estimated liability for professional and general liability claims could be significantly affected should current and future occurrences differ from historical claim trends and expectations.

PHC MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of the financial condition and results of operations of PHC for the years ended June 30, 2011 and 2010 and the three months ended September 30, 2011 and 2010. You should read the following discussion of PHC’s financial condition and results of operations in conjunction with PHC’s consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled “Risk Factors—Risks Relating to Our Business” and elsewhere in this prospectus. PHC’s actual results may differ materially from those anticipated in these forward-looking statements.

Overview

PHC presently provides behavioral health care services through three substance abuse treatment centers, three psychiatric hospitals, a residential treatment facility and eight outpatient psychiatric centers (collectively called “treatment facilities”). PHC’s revenue for providing behavioral health services through these facilities is derived from contracts with managed care companies, Medicare, Medicaid, state agencies, railroads, gaming industry corporations and individual clients. The profitability of PHC is largely dependent on the level of patient census and the payor mix at these treatment facilities. Patient census is measured by the number of days a client remains overnight at an inpatient facility or the number of visits or encounters with clients at outpatient clinics. Payor mix is determined by the source of payment to be received for each client being provided billable services. PHC’s administrative expenses do not vary greatly as a percentage of total revenue but the percentage tends to decrease slightly as revenue increases. Also included in administrative expenses is PHC’s internet operation, Behavioral Health Online, Inc., which continues to provide internet technology support for the subsidiaries and their contracts. During the third quarter of fiscal 2009, PHC returned to profitability, which has continued through fiscal 2011, with the exception of the fourth quarter, in which transaction costs detailed below resulted in a loss.

The healthcare industry is subject to extensive federal, state and local regulation governing, among other things, licensure and certification, conduct of operations, audit and retroactive adjustment of prior government billings and reimbursement. In addition, there are on-going debates and initiatives regarding the restructuring of the health care system in its entirety. The extent of any regulatory changes and their impact on PHC’s business is unknown. The previous administration put forth proposals to mandate equality in the benefits available to those individuals suffering from mental illness (which become the MHPAEA). The full implementation of the MHPAEA started January 1, 2011. This legislation has improved access to PHC’s programs but its total effect on behavioral health providers cannot be fully assessed at this stage. Managed care has had a profound impact on PHC’s operations, in the form of shorter lengths of stay, extensive certification of benefits requirements and, in some cases, reduced payment for services. The current economic conditions continue to challenge PHC’s profitability through increased uninsured patients in our fee for service business and increased utilization in our capitated business.

Critical Accounting Policies

The preparation of our financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an ongoing basis, PHC evaluates its estimates and assumptions, including but not limited to those related to revenue recognition, accounts receivable reserves, income tax valuation allowances, and the impairment of goodwill and other intangible assets. PHC bases its estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition and accounts receivable:

Patient care revenues and accounts receivable are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-party payor agreements are subject to examination and contractual adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts provided and subsequent settlements are recorded in operations in the period of settlement. Amounts due as a result of cost report settlements are recorded and listed separately on the consolidated balance sheets as “Other receivables”. The provision for contractual allowances is deducted directly from revenue and the net revenue amount is recorded as accounts receivable. The allowance for doubtful accounts does not include the contractual allowances.

PHC currently has two “at-risk” contracts. The contracts call for PHC to provide for all of the inpatient and outpatient behavioral health needs of the insurance carrier’s enrollees in a specified area for a fixed monthly fee per member per month. Revenues are recorded monthly based on this formula and the expenses related to providing the services under these contracts are recorded as incurred. PHC provides as much of the care directly and, through utilization review, monitors closely, all inpatient and outpatient services not provided directly. The contracts are considered “at-risk” because the cost of providing the services, including payments to third-party providers for services rendered, could equal or exceed the total amount of the revenue recorded.

All revenues reported by PHC are shown net of estimated contractual adjustment and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated, appropriate adjustments are made in the period the payment is received in accordance with the American Institute of Certified Public Accountants (“AICPA”) “Audit and Accounting Guide for Health Care Organizations.” Net contractual adjustments recorded in the three months ended September 30, 2011 for revenue booked in prior periods resulted in a decrease in net revenue of approximately $25,900. Net contractual adjustments recorded in fiscal 2011 for revenue booked in prior years resulted in a decrease in net revenue of approximately $233,800. Net contractual adjustments recorded in fiscal 2010 for revenue booked in prior years resulted in a decrease in net revenue of approximately $72,200. These adjustments primarily relate to commercial payors as Medicare and Medicaid are adjusted through cost reporting and not included here.

For the fiscal year ended June 30, 2010, all cost reports through fiscal 2009 were finalized and a net payment of $92,267 was recorded in final settlement for all years through fiscal 2009. During fiscal 2011, $65,143 was received as tentative settlement for the fiscal 2010 Medicare cost report.

Below is revenue by payor and the accounts receivable aging information as of September 30, 2011, June 30, 2011 and June 30, 2010 and for the fiscal years ended June 30, 2011 and 2010 and the three months ended September 30, 2011 and 2010 for PHC’s treatment services segment.

	NET REVENUE BY PAYOR
	TWELVE MONTHS ENDED JUNE 30,				THREE MONTHS ENDED SEPTEMBER 30,
	2011		2010		2011		2010
	(in thousands)
	$	%	$	%	$	%	$	%
Private Pay	$4,881	8	$3,495	7	$1,341	7	$1,073	8
Commercial	37,288	65	32,915	66	11,436	59	9,237	65
Medicare*	6,188	11	3,237	7	2,962	15	1,594	11
Medicaid	9,139	16	10,000	20	3,598	19	2,330	16

Total	$57,496	100	$49,647	100	$19,337	100	$14,234	100

*	Includes Medicare settlement revenue as noted above.

Accounts Receivable Aging (Net of allowance for bad debts)

As of September 30, 2011 (in thousands)

PAYOR	CURRENT	OVER 30	OVER 60	OVER 90	OVER 120	OVER 150	OVER 270	OVER 360	TOTAL
Private Pay	$147	$285	$234	$187	$171	$295	$49	$22	$1,390
Commercial	3,883	992	466	286	205	317	46	10	6,205
Medicare	1,054	214	125	139	71	166	7	—	1,776
Medicaid	2,280	371	89	102	122	197	9	5	3,175

Total	$7,364	$1,862	$914	$714	$569	$975	$111	$37	$12,546

As of June 30, 2011 (in thousands)

PAYOR	CURRENT	OVER 30	OVER 60	OVER 90	OVER 120	OVER 150	OVER 270	OVER 360	TOTAL
Private Pay	$136	$248	$248	$190	$153	$361	$2	$22	$1,360
Commercial	3,540	1,043	440	312	159	261	—	9	5,764
Medicare	582	116	64	153	115	83	—	—	1,113
Medicaid	1,747	204	112	153	55	58	1	4	2,334

Total	$6,005	$1,611	$864	$808	$482	$763	$3	$35	$10,571

As of June 30, 2010 (in thousands)

PAYOR	CURRENT	OVER 30	OVER 60	OVER 90	OVER 120	OVER 150	OVER 270	OVER 360	PAYOR
Private Pay	$—	$62	$45	$50	$60	$137	$13	$151	$518
Commercial	3,074	795	529	364	285	374	27	52	5,500
Medicare	349	82	19	4	7	23	—	—	484
Medicaid	1,537	145	46	57	35	20	5	4	1,849

Total	$4,960	$1,084	$639	$475	$387	$554	$45	$207	$8,351

Contract support service revenue is a result of fixed fee contracts to provide telephone support. Revenue for these services is recognized ratably over the service period. Revenues and receivables from our contract services division are based on a prorated monthly allocation of the total contract amount and usually paid within 30 days of the end of the month.

Allowance for doubtful accounts:

The provision for bad debts is calculated based on a percentage of each aged accounts receivable category beginning at 0-5% on current accounts and increasing incrementally for each additional 30 days the account remains outstanding until the account is over 300 days outstanding, at which time the provision is 100% of the outstanding balance. These percentages vary by facility based on each facility’s experience in and expectations for collecting older receivables, which is reviewed at least quarterly and adjusted if required. PHC compares this required reserve amount to the current “Allowance for doubtful accounts” to determine the required bad debt expense for the period. This method of determining the required “Allowance for doubtful accounts” has historically resulted in an allowance for doubtful accounts of 20% or greater of the total outstanding receivables balance.

Income Taxes:

PHC follows the liability method of accounting for income taxes, as set forth in ASC 740. ASC 740 prescribes an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. PHC’s policy is to record a valuation allowance against deferred tax assets unless it is more likely than not that such assets will be realized in future periods. In June 2010, PHC recorded a valuation allowance of $150,103 against its deferred tax asset. This amount relates to Arizona State tax credits accumulated by the research operations which were sold in fiscal 2009. Since PHC no longer does business in Arizona, it is not likely that these tax credits will be used. During fiscal year 2010, PHC recorded a tax expense of $1,106,100. PHC recorded estimated tax expense of $1,407,936 for the year ended June 30, 2011.

In accordance with ASC 740, PHC may establish reserves for tax uncertainties that reflect the use of the comprehensive model for the recognition and measurement of uncertain tax positions. PHC has not established any such reserves at June 30, 2011 or 2010. Tax authorities periodically challenge certain transactions and deductions reported on our income tax returns. PHC does not expect the outcome of these examinations, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations, or cash flows.

Valuation of Goodwill and Other Intangible Assets:

Goodwill and other intangible assets are initially created as a result of business combinations or acquisitions. PHC makes significant estimates and assumptions, which are derived from information obtained from the management of the acquired businesses and PHC’s business plans for the acquired businesses in determining the value ascribed to the assets acquired. Critical estimates and assumptions used in the initial valuation of goodwill and other intangible assets include, but are not limited to: (i) future expected cash flows from services to be provided, (ii) customer contracts and relationships, and (iii) the acquired market position. These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment which will require PHC to record an impairment charge in the period in which PHC identifies the impairment.

Investment in Unconsolidated Subsidiaries

Included in other assets as of June 30, 2011 and 2010 is PHC’s investment in Seven Hills Psych Center, LLC of $302,244 and $325,384, respectively. This LLC holds the assets of the Seven Hills Hospital completed in May, 2008, being leased and operated by PHC’s subsidiary Seven Hills Hospital, Inc. Also included, as of June 30, 2011 and 2010, is PHC’s investment in Behavioral Health Partners, LLC of $687,972 and $711,947, respectively. This LLC constructed an out patient clinic which was completed in the fourth fiscal quarter of 2009 and occupied as a fourth site to PHC’s Harmony subsidiary on July 1, 2009 to replace its Longford site which was closed in fiscal 2010. This site has additional land available for construction of another hospital to be operated by PHC. Both investments are accounted for based on the equity method of accounting. Accordingly, the Company records its share of the investor companies’ income/loss as an increase/decrease to the carrying value of these investments.

Results of Operations

During the fiscal year ended June 30, 2010, PHC experienced continued increases in census and patient treatment revenue while contract services revenue decreased with changes in contracts.

The following table illustrates PHC’s consolidated results of operations for the respective periods shown (in thousands):

	YEARS ENDED JUNE 30,				THREE MONTHS ENDED SEPTEMBER 30,
	2011		2010		2011		2010
	AMOUNT	%	AMOUNT	%	AMOUNT	%	AMOUNT	%
	(In thousands)
Statements of Operations Data:
Revenues	$62,008	100.0	$53,077	100.0	$20,684	100.0	$15,071	100.0
Cost and Expenses:
Patient care expenses	30,235	48.8	26,307	49.5	10,466	50.6	7,024	46.6
Contract expenses	3,618	5.8	2,965	5.6	1,069	5.2	708	4.7
Provision for doubtful accounts	3,406	5.5	2,131	4.0	1,263	6.1	1,003	6.7
Administrative expenses	22,206	35.8	19,111	36.0	7,361	35.6	5,100	33.8
Legal settlement	446	0.7	—	—	—	—	—	—
Interest expense, net	311	0.5	326	0.6	982	4.7	80	0.5
Other income, net	(202)	(0.3)	(289)	(0.5)	(33)	(0.2)	(80)	(0.5)

Total expenses	60,020	96.8	50,551	95.2	21,108	102.1	13,835	91.8

Income (loss) before income taxes	1,988	3.2	2,526	4.8	(424)	(2.1)	1,236	8.2
Provision for (benefit from) income taxes	1,408	2.3	1,106	2.1	(140)	(0.7)	557	3.7

Net income (loss)	$580	0.9	$1,420	2.7	$(284)	(1.4)	$679	4.5

Year Ended June 30, 2011 as Compared to Year Ended June 30, 2010

PHC experienced continued profit from operations during fiscal 2011 with increases in census and revenue at Seven Hills and the Harbor Oaks chemical dependency and rehabilitation unit and a significant increase in one of PHC’s call center contracts. These increases were off-set by several one-time charges to income from operations including a litigation settlement of $446,320 and a 401(k) compliance testing failure of approximately $185,000 in the third quarter and approximately $1,600,000 in merger and acquisition costs related to the MeadowWood acquisition completed on July 1, 2011 and the pending Merger. PHC’s income from operations decreased to income of $2,096,323 for the fiscal year ended June 30, 2011 from $2,563,747 for the fiscal year ended June 30, 2010. Net income decreased to $580,005 for the fiscal year ended June 30, 2011 compared to $1,419,662 for the fiscal year ended June 30, 2010. Income from operations before taxes decreased to $1,987,941 for the fiscal year ended June 30, 2011 from $2,525,762 for the fiscal year ended June 30, 2010. This decrease in profit is the result of approximately $708,000 in losses stemming from the start up of Renaissance Recovery and the one-time charges outlined above. Without these charges income from operations would have increased by approximately $2,900,000 or greater than 94%.

Total revenues increased 16.8% to $62,007,879 for the year ended June 30, 2011 from $53,077,226 for the year ended June 30, 2010.

Total net patient care revenue from all facilities increased 15.8% to $57,495,735 for the year ended June 30, 2011 as compared to $49,647,395 for the year ended June 30, 2010. Patient days increased 4,336 days for the fiscal year ending June 30, 2011 over the fiscal year ended June 30, 2010, the majority of the increase in bed days was at Seven Hills Hospital, partially as a result of CMS licensure, and Harbor Oaks Hospital’s chemical dependency unit off-set by a decrease in census at Capstone Academy as a result of a slow-down of admissions in the Michigan Medicaid patients overall.

Net inpatient care revenue from inpatient psychiatric services increased 23.4% to $36,693,784 for the fiscal year ended June 30, 2011 from $29,743,377 for the fiscal year ended June 30, 2010. This increase is due to a change in payor mix to payors with more favorable approved rates and increases in census noted above. Net partial hospitalization and outpatient care revenue increased 4.5% to $20,801,951 for the fiscal year ended June 30, 2011 from $19,904,018 for the year ended June 30, 2010. This increase is primarily due to a more favorable payor mix and the increased utilization of these step down programs by managed care as a treatment alternative to inpatient care. Wellplace revenues increased 31.6% to $4,512,144 for the fiscal year ended June 30, 2011 from $3,429,831 for the year ended June 30, 2010 due to a significant increase in the services provided under the Wayne County call center contract in Michigan. All revenues reported in the accompanying consolidated statements of operations are shown net of estimated contractual adjustments and charity care provided. When payment is made, if the contractual adjustment is found to have been understated or overstated, appropriate adjustments are made in the period the payment is received in accordance with the AICPA Audit and Accounting Guide for Health Care Organizations.

Patient care expenses increased by $3,928,001, or 14.9%, to $30,234,829 for the year ended June 30, 2011 from $26,306,828 for the year ended June 30, 2010 due to the increase in census at Seven Hills and Harbor Oaks and the start up of Renaissance Recovery in the last quarter of this fiscal year and increased utilization under PHC’s capitated contracts. Inpatient census increased by 4,336 patient days, 6.3%, for the year ended June 30, 2011 compared to the year ended June 30, 2010. Contract expense, which includes the cost of outside service providers for PHC’s capitated contracts, increased 2.2% to $5,418,010 for the year ended June 30, 2011 from $5,300,747 for the year ended June 30, 2010 due to higher utilization under the capitated contracts. Payroll and service related consulting expenses, including agency nursing, increased 16.0% to $24,968,560 for the year ended June 30, 2011 from $21,533,585 for the year ended June 30, 2010. These staffing increases relate to increased census and the higher staffing costs related to the start up of Renaissance Recovery. Food and dietary expense increased 4.7% to $1,160,903 for the year ended June 30, 2011 from $1,108,691 for the year ended June 30, 2010, which is in line with the increased census. Lab fees increased 28.6% to $383,318 for the year ended June 30, 2011 from $298,068 for the year ended June 30, 2010. All of these increases were a result of increased patient census and the start-up of the Renaissance Recovery program. PHC continues to closely monitor the ordering of all hospital supplies, food and pharmaceutical supplies, but these expenses all relate directly to the number of days of inpatient services PHC provides and are expected to increase with higher patient census and outpatient visits.

Cost of contract support services related to Wellplace increased 22.0% to $3,617,509 for the year ended June 30, 2011 from $2,964,621 for the year ended June 30, 2010. Payroll expense increased 58.6% to $1,714,510 for the year ended June 30, 2011 from $1,081,109 for the year ended June 30, 2010 and related payroll tax expense increased 54.9% to $222,704 for the year ended June 30, 2011 from $143,767 for the year ended June 30, 2010. Other employee benefits increased 73.7% to $23,052 for the year ended June 30, 2011 from $13,274 for the year ended June 30, 2010. These increases in employee related expenses directly relate to the increased services required under the Wayne County contract expansion. Office expense increased 21.5% to $47,480 for the year ended June 30, 2011 from $39,091 for the year ended June 30, 2010. Postage increased 86.7% to $36,116 for the year ended June 30, 2011 from $19,340 for the year ended June 30, 2010. And printing expense increased to $20,385 for the year ended June 30, 2011 from $1,423 for the year ended June 30, 2010. These increases in expense are all related to the increased contract requirements under the expansion of the Michigan call center Wayne County contract.

Provision for doubtful accounts increased 59.8% to $3,406,443 for the fiscal year ended June 30, 2011 from $2,131,392 for the fiscal year ended June 30, 2010. This increase is a result of increases in accounts receivable stemming from increases in revenue and the increase in aged accounts as the economic situation makes co- payments more difficult to collect timely. The policy of PHC is to provide an allowance for doubtful accounts based on the age of receivables resulting in higher bad debt expense as receivables age. The goal of PHC, given this policy, is to keep any changes in the provision for doubtful accounts at a rate lower than changes in aged accounts receivable.

The environment in which PHC operates today makes collection of receivables, particularly older receivables, more difficult than in previous years. Accordingly, PHC has increased staff, standardized some procedures for collecting receivables and instituted a more aggressive collection policy, which has for the most part resulted in an overall decrease in the age of its accounts receivable. PHC’s gross receivables from direct patient care increased 37.0% to $16,155,900 for the year ended June 30, 2011 from $11,796,154 for the year ended June 30, 2010. PHC strives to keep bad debt expense under 5% and believes its reserve of approximately 30% of accounts receivable is sufficient based on the age of the receivables. PHC continues to reserve for bad debt based on managed care denials and past difficulty in collections. The growth of managed care has negatively impacted reimbursement for behavioral health services with higher contractual adjustments and a higher rate of denials creating slower payment requiring higher reserves and write offs.

Total administrative expenses increased 16.3% to $22,206,445 for the year ended June 30, 2011 from $19,110,638 for the year ended June 30, 2010. This increase includes previously mentioned costs related to acquisition and merger of $1,600,000 and a one-time charge of $185,000 related to the 401(k) compliance testing failure. Payroll expense increased 7.0% to $8,159,091 for the year ended June 30, 2011 from $7,623,957 for the year ended June 30, 2010. Employee benefits increased 23.0% to $1,362,092 for the year ended June 30, 2011 from $1,107,740 for the year ended June 30, 2010. All of these increases in payroll and employee related expenses are a result of an increase in staff to facilitate increased operations. Maintenance expense increased 22.3% to $824,224 for the year ended June 30, 2011 from $674,129 for the year ended June 30 2010 as PHC added maintenance expenses to ready Renaissance Recovery for operation and costs to maintain file servers and other equipment was higher than usual.

Legal Settlement expense of $446,320 resulted when an ongoing employee wrongful termination suit against PHC was settled in favor of the employee in April 2011. This litigation was initially settled through binding arbitration. When calculating the settlement awarded the employee, PHC believes the arbitrator erroneously took into consideration an employment agreement that was not in question and not terminated by PHC. Based on this miscalculation, PHC’s attorney recommended an appeal, which PHC initiated. Since PHC believed this judgment would be reversed on appeal, PHC did not make a provision for this settlement at the time of the appeal. In April 2011, the Michigan Supreme Court found in favor of the terminated employee requiring PHC to pay $446,320, which included accrued interest, to the terminated employee to satisfy this judgment. This amount is shown as a legal settlement expense in operations for the year ended June 30, 2011. Recording this transaction also eliminated the amount shown as restricted cash on the June 30, 2010 balance sheet.

Interest expense decreased 4.9% to $310,673 for the year ended June 30, 2011 from $326,582 for the year ended June 30, 2010. This decrease is due to a decrease in long term debt. PHC recorded income tax expense of $1,407,936 for the year ended June 30, 2011 based on an estimated combined tax rate of approximately 71% for both Federal and State taxes. This higher combined tax rate is the result of merger and acquisition costs included in administrative expenses that are not tax deductible. PHC recorded a tax expense of $1,106,100 for the fiscal year ended June 30, 2010. Without large non-deductible charges, PHC expects the combined effective income tax rate to be approximately 50% as its highest revenue producing facilities are located in states with higher tax rates.

Liquidity and Capital Resources

As of June 30, 2011, PHC had working capital of $9,896,344, including cash and cash equivalents of $3,668,521, compared to working capital of $8,197,236, including cash and cash equivalents of $4,540,278 at June 30, 2010.

PHC’s net cash provided by operating activities was $1,739,120 for the year ended June 30, 2011, compared to $2,193,930 for the year ended June 30, 2010. Cash flow provided by operations in fiscal 2011 consists of net income of $580,005, increased by non-cash activity including depreciation and amortization of $1,105,249, non-cash interest expense of $146,531, change in deferred tax asset of $73,708, non-cash share based charges of $164,916, warrant valuation of $11,626, provision for doubtful accounts of $3,406,443, offset by a non-cash gain on investments in unconsolidated subsidiaries of $25,864. Further offset by an increase in accounts receivable of $6,256,335 and an increase in prepaid expenses of $70,382, offset by an increase in income taxes payable of $105,169, an increase in accounts payable of $670,548, an increase in accrued expenses and other liabilities of $1,408,237 and a decrease in other assets of $524,438.

Cash used in investing activities in fiscal 2011 of $1,900,545 consisted of $1,081,810 used for capital expenditures for the acquisition of property and equipment, $52,466 used in the purchase of software licenses, $1,001,934 used in the acquire notes receivable, offset by payments of $162,685 on the note receivable and $72,980 in distributions from the equity investments in unconsolidated subsidiaries.

Cash used in financing activities in fiscal 2011 of $710,332 consisted of $317,800 in net borrowings under PHC’s debt facilities, $295,052 in deferred financing costs and $215,327 used in the repurchase of 173,495 shares of PHC’s Class A common stock, offset by $117,847 in proceeds from the issuance of stock as a result of the exercise of options and the issue of shares under the employee stock purchase plan. On July 1, 2011, in connection with PHC’s purchase of MeadowWood Behavioral Health (See Note P), PHC entered into a term loan and revolving credit agreement in the amount of $23.5 million and $3 million, respectively. On November 1, 2011, in connection with the consummation of the Merger, Acadia repaid all PHC indebtedness outstanding under its term loan and revolving credit agreement, and each were subsequently terminated.

A significant factor in the liquidity and cash flow of PHC is the timely collection of its accounts receivable. As of June 30, 2011, accounts receivable from patient care, net of allowance for doubtful accounts, increased approximately 26.3% to $11,106,008 from $8,793,831 on June 30, 2010. This increase is a result of increased revenue and slower payments from insurance payers. PHC monitors increases in accounts receivable closely and, based on the aging of the accounts receivables outstanding, is confident that the increase is not indicative of a payor problem. Better accounts receivable management due to increased staff, standardization of some procedures for collecting receivables and a more aggressive collection policy has made this possible in behavioral health, which is typically a difficult collection environment. The increased staff has allowed PHC to concentrate on current accounts receivable and resolve any problem issues before they become uncollectible. PHC’s collection policy calls for earlier contact with insurance carriers with regard to payment, use of fax and registered mail to follow-up or resubmit claims and earlier employment of collection agencies to assist in the collection process. PHC’s collectors will also seek assistance through every legal means, including the State Insurance Commissioner’s office, when appropriate, to collect claims. In light of the current economy, PHC has redoubled its efforts to collect accounts early. PHC will continue to closely monitor reserves for bad debt based on potential insurance denials and past difficulty in collections.

Contractual Obligations

PHC’s future minimum payments under contractual obligations related to capital leases, operating leases and term notes as of the year ended September 30, 2011 are as follows (in thousands):

YEAR ENDING JUNE 30,	TERM NOTES		CAPITAL LEASES		OPERATING LEASES	TOTAL*
	PRINCIPAL	INTEREST	PRINCIPAL	INTEREST
2012	$235	$1,813	$48	$19	$3,373	$5,488
2013	235	1,790	34	8	3,024	5,091
2014	22,971	1,324	12	1	2,783	27,091
2015	—	—	—	—	2,493	2,493
2016	—	—	—	—	2,401	2,401
Thereafter	—	—	—	—	4,663	4,663

Total	$23,441	$4,927	$94	$28	$18,737	$47,227

*	Total does not include the amount due under the revolving credit note of $3,000,000.

On November 1, 2011, in connection with the consummation of the Merger, Acadia repaid all PHC indebtedness outstanding under its term loan and revolving credit agreement (in the amount of $26.4 million), and each were subsequently terminated.

Off Balance Sheet Arrangements

PHC has no off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on PHC’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to PHC.

INDUSTRY

According to the National Institute of Mental Health, 26.2% of Americans ages 18 or older, or slightly more than one in four adults, suffer from a diagnosable mental disorder in a given year and about 6% suffer from a serious mental illness. Approximately one in five children and adolescents has a mental disorder. Further, an estimated 2.8% of persons 12 years or older are dependent on or abuse illicit drugs, and an estimated 7% are dependent on or abuse alcohol, according to IBISWorld.

The mental health facilities and youth behavioral services market is estimated to be approximately $22 billion with an estimated 73 million people in the United States having diagnosable mental illnesses. The child and adolescent behavioral health services market is estimated to be approximately $10.1 billion in 2011 and is expected to grow to approximately $11 billion by 2014, according to IBISWorld. This market is likely to expand in light of the growing under age of 18 population, which is expected to reach 81.7 million by 2020. National expenditures on mental health and substance abuse treatment are expected to reach $239 billion by 2014. The mental health and substance abuse centers industry is growing in response to an increased awareness of mental and substance abuse diseases. In 2010, the industry generated revenue of approximately $9.0 billion. In 2014, the industry is expected to generate revenue of approximately $10.2 billion, according to IBISWorld. The behavioral health industry is highly fragmented, with only a few large national providers of significant scale. The industry is characterized by favorable supply and demand dynamics, with capacity reductions during the 1990s driving a sustained increase in occupancy rates.

The capacity reduction was largely driven by third-party payors reducing reimbursement, implementing more stringent admission criteria and decreasing the authorized length of stay. Since then, the supply of new beds has remained relatively stable as the industry has high barriers to entry, including CON restrictions, Medicare/Medicaid certification requirements and high start-up costs. Reduced capacity, mental health parity legislation (as discussed in “Business—Regulation—Mental Health Parity Legislation”) and increased demand for behavioral healthcare services have resulted in favorable industry fundamentals over the last several years. The industry has been characterized by relatively stable pricing and inpatient average length of stay combined with increased admissions and occupancy trends, with minimal exposure to uncompensated care and relatively low maintenance capital expenditure requirements.

The growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services while healthcare reform is expected to increase access to industry services as more people gain insurance coverage. A key aspect of reform legislation is the extension of mental health parity protections established into law by the MHPAEA. Further, all health plans purchased through the new federally funded health insurance exchange system will cover mental health and substance abuse services on par with coverage for medical and surgical services. Notwithstanding the foregoing, healthcare reform makes a number of changes to Medicare and Medicaid that we believe may have an adverse impact on us. See “Risk Factors—Risks Relating to Our Business—We are subject to uncertainties regarding recent health care reform, which represents a significant change to the health care industry.”

BUSINESS

Overview

We are the leading publicly traded pure-play provider of inpatient behavioral health care services in the United States based upon number of licensed beds. As of November 1, 2011, we operated a total of 34 behavioral health care inpatient and outpatient facilities, with approximately 1,950 licensed beds, in 18 states. We believe that our primary focus on the provision of behavioral health services allows us to operate more efficiently and provide higher quality care than our competitors.

On November 1, 2011, we completed the Merger with PHC. PHC was a publicly-traded behavioral health services company providing psychiatric services to individuals who have behavioral health disorders, including alcohol and drug dependency, and employee assistance services to individuals in the gaming and transportation industries. On April 1, 2011, we acquired Youth and Family Centered Services, Inc. (“YFCS”), the largest private, for-profit provider of behavioral health, education and long term support services exclusively for abused and neglected children and adolescents. YFCS’ services include residential treatment care, community-based services, acute care, specialized education services, therapeutic group homes, therapeutic foster care and medical and behavioral services.

On a pro forma basis for the nine months ended September 30, 2011 and the twelve months ended December 31, 2010, giving effect to the Merger, we would have generated revenue of $252.2 million and $320.3 million, respectively.

Acadia was formed as a limited liability company in the State of Delaware in 2005, and converted to a corporation on May 13, 2011. Our common stock is listed for trading on The Nasdaq Global Market under the symbol “ACHC.” Our principal executive offices are located at 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, and our telephone number is (615) 861-6000.

Competitive Strengths

We believe the following strengths differentiate us from our competitors:

Premier operational management team with track record of success. Our management team has approximately 145 combined years of experience in acquiring, integrating and operating a variety of behavioral health facilities. Following the sale of PSI to Universal Health Services, Inc. in November 2010, certain of PSI’s key former executive officers joined Acadia in February 2011. The combination of the Acadia management team with the operational expertise of the former PSI management team gives us what we believe to be the premier leadership team in the behavioral health care industry. The new management team intends to bring its years of experience operating behavioral health facilities to generate strong cash flow and grow a strong business.

Favorable industry and legislative trends. According to the National Institute of Mental Health, approximately 6% of people in the United States suffer from a seriously debilitating mental illness and over 20% of children, either currently or at some point during their life, have had a seriously debilitating mental disorder. We believe the market for behavioral services will continue to grow due to increased awareness of mental health and substance abuse conditions and treatment options. National expenditures on mental health and substance abuse treatment are expected to reach $239 billion in 2014, up from $121 billion in 2003, representing a compound annual growth rate of approximately 6.4%.

While the growing awareness of mental health and substance abuse conditions is expected to accelerate demand for services, recent healthcare reform is expected to increase access to industry services as more people obtain insurance coverage. A key aspect of reform legislation is the extension of mental health parity protections established into law by the Paul Wellstone and Pete Domenici Mental Health Parity and Addiction Equity Act of

2008 (the “MHPAEA”). The MHPAEA provides for equal coverage between psychiatric or mental health services and conventional medical health services and forbids employers and insurers from placing stricter limits on mental health care compared to other health conditions. According to IBISWorld, the MHPAEA is projected to affect more than 113 million individuals.

Leading platform in attractive healthcare niche. We are a leading behavioral healthcare platform in an industry that is undergoing consolidation in an effort to reduce costs and better negotiate with larger payor organizations. In addition, the behavioral health care industry has significant barriers to entry, including (i) significant initial capital outlays required to open new facilities (ii) expertise required to deliver highly specialized services safely and effectively and (iii) high regulatory hurdles that require market entrants to be knowledgeable of state and federal laws and be licensed with local agencies at the facility level.

Diversified revenue and payor bases. We currently operate 34 facilities in 18 states. The Merger increased our payor, patient/client and geographic diversity, which mitigates the potential risk associated with any single facility. On a pro forma basis for the twelve months ended September 30, 2011, we received 66% of our revenue from Medicaid, 21% from commercial payors, 8% from Medicare, and 5% from other payors. As we receive Medicaid payments from 23 states, we do not believe that we are significantly affected by changes in reimbursement policies in any one state. Substantially all of our Medicaid payments relate to the care of children and adolescents. Management believes that children and adolescents are a patient class that is less susceptible to reductions in reimbursement rates. On a pro forma basis, our largest facility would have accounted for less than 12% of total revenue for the twelve months ended September 30, 2011, and no other facility would have accounted for more than 9% of total revenue for the same year. Additionally, on a pro forma basis, no state would have accounted for more than 15% of total revenue for the twelve months ended September 30, 2011. We believe that our increased geographic diversity mitigates the impact of any financial or budgetary pressure that may arise in a particular state where we operate.

Strong cash flow generation and low capital requirements. We generate strong free cash flow by profitably operating our business and by actively managing our working capital. Moreover, as the behavioral health care business does not typically require the procurement and replacement of expensive medical equipment, our maintenance capital expenditure requirements are generally less than that of other facility-based health care providers. For the year ended December 31, 2010, our historical capital expenditures amounted to approximately 2.3% of our revenue. In addition, our accounts receivable management is less complex than medical/surgical hospital providers because there are fewer billing codes for inpatient behavioral health care facilities.

Business Strategy

We are committed to providing the communities we serve with high quality, cost-effective behavioral health services, while growing our business, increasing profitability and creating long-term value for our stockholders. To achieve these objectives, we have aligned our activities around the following growth strategies:

Increase margins by enhancing programs and improving performance at existing facilities. We believe we can improve efficiencies and increase operating margins by utilizing our management’s expertise and experience within existing programs and their expertise in improving performance at underperforming facilities. We believe the efficiencies can be realized by investing in growth in strong markets, addressing capital- constrained facilities that have underperformed and improving management systems. Furthermore, the combination of Acadia, YFCS and PHC gives us an opportunity to develop a marketing strategy in many markets which should help us increase the geographic footprint from which our existing facilities attract patients and referrals.

Opportunistically pursue acquisitions. We have established a national platform for becoming the leading dedicated provider of high quality behavioral health care services in the U.S. Our industry is highly fragmented, and we selectively seek opportunities to expand and diversify our base of operations by acquiring additional facilities. We believe there are a number of acquisition candidates available at attractive valuations, and we have a number of potential acquisitions that are in various stages of development and consideration. We believe our focus on inpatient behavioral health care and history of completing acquisitions provides us with a strategic advantage in sourcing, evaluating and closing acquisitions. We intend to focus our efforts on acquiring additional acute psychiatric facilities, which should increase the percentage of such facilities in our portfolio. The combination of PHC and its recently acquired MeadowWood facility, which consists substantially of all of the assets of HHC Delaware, added seven inpatient facilities (four for general psychiatric services and three for substance abuse services) and eight outpatient psychiatric facilities as well as two call centers. We leverage our management team’s expertise to identify and integrate acquisitions based on a disciplined acquisition strategy that focuses on quality of service, return on investment and strategic benefits. We also have a comprehensive post-acquisition strategic plan to facilitate the integration of acquired facilities that includes improving facility operations, retaining and recruiting psychiatrists and expanding the breadth of services offered by the facilities.

Drive organic growth of existing facilities. We seek to increase revenue at our facilities by providing a broader range of services to new and existing patients and clients. The YFCS acquisition presented us with an opportunity to provide a wider array of behavioral health services (including adult services and acute-care services) to patients and clients in the markets YFCS serviced, without increasing the number of our licensed beds. We believe there are similar opportunities to market a broader array of services to the markets served by PHC’s facilities. We also intend to increase licensed bed counts in our existing facilities, with a focus on increasing the number of acute psychiatric beds. For example, since September 1, 2011, we have added 76 beds and expect to add approximately 95 additional beds by March 31, 2012. Additionally, 42 beds have already been converted from residential treatment care beds to acute psychiatric care beds, which have higher reimbursement rates on average. Furthermore, we believe that opportunities exist to leverage out-of-state referrals to increase volume and minimize payor concentration, especially with respect to our youth and adolescent focused services and our substance abuse services.

Types of Facilities and Services

Our facilities and services can generally be classified into the following categories: acute inpatient psychiatric facilities; residential treatment centers; group home, therapeutic group home and foster care; substance abuse facilities; outpatient community-based services; and other behavioral services, including specialized educational services and call centers. The table below presents the percentage of our total net revenue (on a pro forma basis giving effect to the Merger and Acadia’s acquisition of YFCS attributed to each facility or service category for the year ended December 31, 2010:

Facility/Service	PERCENTAGE OF NET REVENUE FOR THE YEAR ENDED DECEMBER 31, 2010
(Unaudited)
Inpatient facilities/acute care	28.5%
Residential treatment centers/group home	35.9%
Community-based services	26.1%
Substance abuse centers	4.4%
Other behavioral services	5.1%

Description of Facilities

Acute Inpatient Psychiatric Facilities

Acute inpatient psychiatric facilities provide a high level of care in order to stabilize patients that are either a threat to themselves or to others. The acute setting provides 24-hour observation, daily intervention and monitoring by psychiatrists. Generally, due to high patient turnover and the special security and health precautions required, acute psychiatric hospitals have lower average occupancy.

Our facilities which offer acute care services provide evaluation and crisis stabilization of patients with severe psychiatric diagnoses through a medical model delivery that incorporates structured and intensive medical and behavioral therapies with 24-hour monitoring by a psychiatrist, psychiatric trained nurses and direct care staff. Lengths of stay for crisis stabilization and acute care range in these facilities range from three to five days and from five to twelve days, respectively.

As of November 1, 2011, we operated 10 facilities that provided acute care services in addition to other services.

Residential Treatment Centers

Residential treatment centers treat psychiatric patients in a non-hospital setting. The facilities balance therapy activities with social, academic and other activities. Since the setting is less intensive, demands on staffing, security and oversight are generally lower than inpatient psychiatric facilities. In contrast to acute care psychiatric facilities, occupancy can be managed more easily given a longer length of stay. Over time, however, residential treatment centers have continued to serve increasingly severe patients who would have been treated in acute care facilities in earlier years.

We provide residential treatment care through a medical model residential treatment facility, which offers intensive, medically-driven interventions, intense staff-to-patient ratios and sophisticated treatment regimens designed to deal with the high level of patient acuity and dysfunction. Children and adolescents admitted to these facilities typically have had multiple prior failed treatment attempts, histories of severe physical, sexual and emotional abuse, termination of parental custody, substance abuse, marked deficiencies in social, interpersonal and academic skills and a wide range of multiple psychiatric disorders. Treatment typically is provided by an interdisciplinary team coordinating psychopharmacological, individual, group and family therapy along with specialized accredited educational programs in both secure and unlocked environments. Lengths-of-stay range from three months to several years.

As of November 1, 2011, we operated 14 facilities that provided residential treatment care, in addition to other services.

Group Home, Therapeutic Group Homes and Foster Care

Our group-home programs provide family-style living for approximately four to 12 youths in a single house or apartment within residential communities where supervision and support are provided by 24-hour staff. The goal of a group home program is to teach family living and social skills through individual and group counseling sessions within a real life environment. The residents are encouraged to take on responsibility for the home and their health as well as actively take part in community functions. Most attend an accredited and licensed school (on our premises) or a local public school in their area.

We also operate therapeutic group homes which provide comprehensive treatment services for serious, emotionally disturbed adolescents. The ultimate goal is to reunite or place these children with their families or prepare them, when appropriate, for permanent placement with a relative or an adoptive family. Therapeutic foster care is considered the least restrictive form of therapeutic placement for children and adolescents with emotional disorders who often are part of the child welfare or juvenile justice system. Care is delivered in private homes with experienced foster parents who are trained to work with children and adolescents with special needs.

As of November 1, 2011, we operated two facilities that provided group home services and one facility provided therapeutic group home services.

Outpatient Community-Based Services

Our community-based services can be divided into two age groups: children and adolescents (seven to 18 years of age) and young children (three months to six years of age). Community-based programs are designed to provide therapeutic treatment to children and adolescents who have a clinically-defined emotional, psychiatric or chemical dependency disorder while enabling the youth to remain at home and within their community. Many patients who participate in community-based programs have transitioned out of a residential facility or have a disorder that does not require placement in a facility that provides 24-hour care.

Community-based programs developed for these age groups provide a unique array of therapeutic services to a very high-risk population of children. These children suffer from severe congenital, neurobiological, speech/motor and early onset psychiatric disorders. These services are provided in clinics and employ a treatment model that is consistent with our multi, interdisciplinary medical treatment approach. Depending on their individual needs and treatment plan, children receive speech, physical, occupational and psychiatric interventions that are coordinated with services provided by their referring primary care physician. The children receive treatment from 7:30 a.m. to 4:00 p.m. five days a week.

As of November 1, 2011, we operated eight facilities that provided community-based services.

Substance Abuse Centers

Substance abuse centers (or SACs) provide a comprehensive continuum of care for male and female adults with addictive disorders and co-occurring mental disorders. Our detox, inpatient, partial hospitalization and outpatient treatment options are cost-effective and give patients access to the least restrictive level of care. All programs offer individualized treatment in a supportive and nurturing environment. As of November 1, 2011, we operated three SACs.

Specialized Education Services and Other Behavioral Services

Our accredited grammar, middle and high schools (including charter schools) are unique because of their focus on integrating educational interventions into each child’s individual treatment plan through participation in inter-disciplinary treatment team meetings to assist in monitoring and reporting on each child’s clinical progress.

Our education programs are accredited schools that provide a full educational experience to children and adolescents having special education needs. In some states, we provide educational services on an extended school year basis. As a result of the YFCS acquisition, we now also have charter schools that utilize teaching methods that address therapeutic needs particular to learning and behavioral deficits of the students.

Our education services also include vocational education and training that may allow those residents to become employable in entry level positions in the communities in which they reside. GED preparation courses are also offered for students who require assistance in developing test-taking skills and who would benefit from tutoring services.

As of November 1, 2011, we operated 11 facilities that provided educational services.

We also offer a variety of other behavioral health services for specialized populations who need specific treatment methods. Programs include “at risk” infant and children clinics, sexually maladaptive behavior (“SMB”) programs, programs for adolescent females, programs for the mentally retarded and developmentally disabled youth and programs for severe and persistently mentally ill youths.

Call Center Operations

We provide management, administrative and help line services through contracts with major railroads and a call center contract with Wayne County, Michigan.

In 1994, PHC began to operate a crisis hotline service under contract with a major transportation client. The hotline, Wellplace, is a national, 24-hour telephone service, which supplements the services provided by the client’s Employee Assistance Programs. The services provided include information, crisis intervention, critical incidents coordination, employee counselor support, client monitoring, case management and health promotion. The hotline is staffed by counselors who refer callers to the appropriate professional resources for assistance with personal problems. Three major transportation companies subscribed to these services as of November 1, 2011. Wellplace also contracts with Wayne County Michigan to operate its call center. This call center is located in mid-town Detroit on the campus of the Detroit Medical Center and provides 24-hour crisis, eligibility and enrollment services for the Detroit-Wayne County Community Mental Health Agency which oversees 56,000 lives or consumers for mental health services in Wayne County Michigan. Wellplace’s primary focus is now on growing its operations to take advantage of current opportunities and capitalize on the economies of scale in providing similar services to other companies and government units.

Internet Operations

We maintain a web site, Wellplace.com, which provides behavioral health professionals with the educational tools required to keep them abreast of behavioral health breakthroughs and keep individuals informed of current issues in behavioral health.

Summary of Facilities

We currently own or operate inpatient psychiatric facilities, residential treatment centers, group homes, substance abuse facilities and facilities providing outpatient community based services, specialized education services and various other outpatient behavioral health services. The following table summarizes the services provided at, and information regarding, our facilities as of November 1, 2011.

FACILITY	DATE ACQUIRED/ OPENED	TYPE OF FACILITY OR KEY SERVICES (1)	CITY	STATE	CERTIFICATE OF NEED STATE?	# OF LICENSED BEDS	OWNED/ LEASED
Vermillion	06/06	IPF	Lafayette	LA	No	54	Leased
Montana	09/06	RTC	Butte	MT	Yes	68	Owned
Abilene	11/07	IPF	Abilene	TX	No	60	Owned
RiverWoods	09/08	IPF	Riverdale	GA	Yes	55	Owned
Acadiana	03/09	SAC	Lafayette	LA	No	41	Leased
The Village	11/09	RTC	Louisville	TN	Yes	145	Leased
Ascent	04/11	MBS, ES and CBS	Jonesboro	AR	Yes	N/A	Owned
Casa Grande (2)	04/11	RTC	Casa Grande	AZ	No	32	Owned
Desert Hills	04/11	AC, RTC, TFC, ES and CBS	Albuquerque	NM	No	100	Owned
Lakeland	04/11	AC, RTC and ES	Springfield	MO	Yes	149	Owned
Millcreek-AR	04/11	RTC, MR and ES	Fordyce	AR	Yes	172	Leased
Millcreek-Magee	04/11	RTC, MR, TGH, CBS and ES	Magee	MS	Yes	204	Leased
Millcreek-Pontotoc	04/11	RTC, CBS and ES	Pontotoc	MS	Yes	51	Leased
Options	04/11	RTC, ES and GH	Indianapolis	IN	No	98	Leased
Parc Place	04/11	RTC, ES	Chandler	AZ	No	87	Owned
PsychSolutions	04/11	CBS	Miami	FL	Yes	N/A	Leased
Resource	04/11	RTC, CBS and ES	Indianapolis	IN	No	90	Leased
Resolute	04/11	RTC, GH, ES and CBS	Indianapolis	IN	No	86	Leased
Southwood	04/11	AC, RTC, ES and CBS	Pittsburgh	PA	No	112	Owned
Detroit Behavioral Institute	11/11	RTC	Detroit	MI		66	Owned
Harmony Healthcare (3)	11/11	OPC	Various locations	NV	Yes	N/A	Leased

FACILITY	DATE ACQUIRED/ OPENED	TYPE OF FACILITY OR KEY SERVICES (1)	CITY	STATE	CERTIFICATE OF NEED STATE?	# OF LICENSED BEDS	OWNED/ LEASED
Harbor Oaks Hospital	11/11	IPF	New Baltimore	MI	Yes	71	Owned
Harbor Oaks Outpatient Clinic	11/11	OPC		MI		N/A	Leased
Highland Ridge	11/11	IPF	Midvale	UT	No	41	Leased
MeadowWood	11/11	IPF	New Castle	DE	Yes	58	Owned
Mount Regis	11/11	SAC	Salem	VA	Yes	25	Owned
North-Point Pioneer (4)	11/11	OPC	Various locations	MI	Yes	N/A	Leased
Renaissance Recovery	11/11	SAC	Detroit	MI	Yes	24	Owned
Seven Hills Hospital	11/11	IPF	Las Vegas	NV	Yes	58	Leased
Wellplace	11/11	OPC	Monroeville	PA	Yes	N/A	Leased

(1)

The following definitions apply to the services listed in this column: “IPF” means inpatient psychiatric facility; “RTC” means residential treatment care; “AC” means acute care; “GH” means group home; “TGH” means therapeutic group home; “CBS” means community-based services; “ES” means specialized educational services; “TFC” means therapeutic foster care; “MR” means mentally retarded; “MBS” means medical and behavioral services; “SAC” means substance abuse center; and “OPC” means outpatient psychiatric clinic.

(2)Scheduled	to re-open first quarter 2012.
(3)Three	outpatient clinics, two located in the city of Las Vegas and one in the city of Henderson, in Nevada.
(4)Three	outpatient clinics located in the cities of Sterling Heights, Clinton Township and West Bloomfield in Michigan.

Sources of Revenue

We receive payments from the following sources, for services rendered in our facilities: (i) state governments under their respective Medicaid programs and otherwise; (ii) private insurers, including managed care plans; (iii) the federal government under the Medicare Program (Medicare) administered by the Center for Medicare and Medicaid Services (CMS); and (iv) directly from other payors including individual patients and clients. For the twelve months ended September 30, 2011, on a pro forma basis giving effect to the Merger and the acquisition of YFCS, approximately 66% of our revenue came from Medicaid, approximately 21% came from private insurers, approximately 8% came from Medicare and approximately 5% came directly from other payors.

Regulation

Overview

The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, health information privacy and security rules, and Medicare and Medicaid fraud and abuse provisions. Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to significant fines or penalties and/or required to repay amounts received from the government for previously billed patient services. We believe we are in compliance with all applicable laws and regulations and are not aware of pending or threatened investigations involving allegations of wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties and exclusion from government health programs.

Licensing and Certification

All of our facilities must comply with various federal, state and local statutes and regulations and receive periodic inspection by licensing agencies to assure compliance with such laws. The initial and continued licensure of our facilities, and certification to participate in the Medicare and Medicaid programs, depends upon many factors, including accommodations, equipment, services, patient care, safety, personnel, physical environment, the existence of adequate policies, procedures and controls and the regulatory process regarding the facility’s initial licensure. Federal, state and local agencies survey facilities on a regular basis to determine whether such facilities are in compliance with governmental operating and health standards and conditions for participating in government programs. Such surveys include review of patient utilization and inspection of standards of patient care.

Certificates of Need

Many of the states in which we operate facilities have enacted CON laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain CON approval of certain activities can result in our inability to complete an acquisition, expansion or replacement, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility’s license, which could harm our business. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Utilization Review

Federal regulations require that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to ensure efficient utilization of facilities and services. The law and regulations require Quality Improvement Organizations (“QIOs”) to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of diagnosis related group classifications and the appropriateness of cases of length of stay. QIOs may deny payment for services provided, assess fines and also have the authority to recommend to the Department of Health and Human Services that a provider that is in substantial non-compliance with the Medicare Conditions of Participation be excluded from participating in the Medicare program.

Audits

Most healthcare facilities are subject to federal and state audits to validate the accuracy of claims submitted to the Medicare and Medicaid programs. If these audits identify overpayments, we could be required to make substantial repayments subject to various administrative appeal rights. Several of our facilities have undergone claims audits related to its respective receipt of federal healthcare payments during the last several years with no material overpayments identified. However, potential liability from future federal or state audits could ultimately exceed established reserves, and any excess could potentially be substantial. Further, Medicare and Medicaid regulations also provide for withholding Medicare and Medicaid overpayments in certain circumstances, which could adversely affect our cash flow.

Anti-Kickback Legislation

A provision of the Social Security Act known as the “anti-kickback statute” prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying money or other remuneration to other individuals and entities in return for using, referring, ordering, recommending or arranging for such referrals or orders of services or other items covered by a federal or state health care program. However, recent changes to the anti-kickback statute have reduced the intent required for violation. One is no longer required to “have actual knowledge or specific intent to commit a violation of” the anti-kickback statute in order to be found guilty of violating such law.

The anti-kickback statute contains certain exceptions, and the Office of the Inspector General of the Department of Health and Human Services has issued regulations that provide for “safe harbors,” from the federal anti-kickback statute for various activities. The fact that conduct or a business arrangement does not fall within a safe harbor or exception does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Although we believe that our arrangements with physicians, psychiatrists and other referral sources have been structured to comply with current law and available interpretations, there can be no assurance that all arrangements comply with an available safe harbor or that regulatory authorities enforcing these laws will determine these financial arrangements do not violate the anti-kickback statute or other applicable laws. Violations of the anti-kickback statute may be punished by a criminal fine. Civil money penalties may also be imposed.

These laws and regulations are extremely complex and, in many cases, we do not have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices (or those of Acadia, YFCS or PHC) to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the anti-kickback statute or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Other Fraud and Abuse Provisions

The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, billing for services without prescribed documentation, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are very broad.

Violations of the Federal False Claims Act are punishable by fines up to three times the actual damages sustained by the government, plus mandatory civil penalties. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The Fraud Enforcement and Recovery Act has expanded the number of actions for which liability may attach under the False Claims Act, eliminating requirements that false claims be presented to federal officials or directly involve federal funds. The Fraud Enforcement and Recovery Act also clarifies that a false claim violation occurs upon the knowing retention, as well as the receipt, of overpayments. In addition, recent changes to the anti-kickback statute have made violations of that law punishable under the civil False Claims Act. Further, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court.

A current trend affecting the health care industry is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government’s behalf under the False Claims Act’s qui tam, or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government by alleging that the defendant has defrauded the Federal government.

Further, HIPAA broadened the scope of the fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs, whether or not payments under such programs are paid pursuant to federal programs. HIPAA also introduced enforcement mechanisms to prevent fraud and abuse in Medicare. There are civil penalties for prohibited conduct, including, but not limited to billing for medically unnecessary products or services.

HIPAA Administrative Simplification and Privacy Requirements

The administrative simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HIPAA also established federal rules protecting the privacy and security of personal health information. The privacy and security regulations address the use and disclosure of individual health care information and the rights of patients to understand and control how such information is used and disclosed. Violations of HIPAA can result in both criminal and civil fines and penalties.

The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information. HITECH has since strengthened certain HIPAA rules regarding the use and disclosure of protected health information, extended certain HIPAA provisions to business associates, and created new security breach notification requirements. HITECH has also increased maximum penalties for violations of HIPAA privacy rules. We believe that we have been in material compliance with the HIPAA regulations and continuously develop our policies and procedures to ensure ongoing compliance.

Mental Health Parity Legislation

The MHPAEA was signed into law in October 2008. The MHPAEA requires health insurance plans that offer mental health and addiction coverage to provide that coverage on par with financial and treatment coverage offered for other illnesses. In addition, the law applies to Medicaid managed care plans, state Children’s Health Insurance Program (“CHIP”) and group health plans that do not already cover mental health and substance abuse benefits. The MHPAEA has some limitations because health plans that do not already cover mental health treatments will not be required to do so, and health plans are not required to provide coverage for every mental health condition published in the Diagnostic and Statistical Manual of Mental Disorders by the American Psychiatric Association. The MHPAEA also contains a cost exemption which operates to exempt a group health plan from the MHPAEA’s requirements if compliance with the MHPAEA becomes too costly.

The MHPAEA specifically directed the Secretaries of Labor, Health and Human Services and the Treasury to issue regulations to implement the legislation. Although regulations regarding how the MHPAEA was to be implemented were issued on February 2, 2010 in the form of an interim final rule, final regulations have not yet been published and interpretative guidance from the regulators has been limited to date.

Patient Protection and Affordable Care Act

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Health Reform Law”), expands coverage of uninsured individuals and provides for significant reductions in the growth of Medicare program payments, material decreases in Medicare and Medicaid disproportionate share hospital payments, and the establishment of programs where reimbursement is tied in part to quality and integration. Based on Congressional Budget Office estimates, the Health Reform Law, as enacted, is expected to expand health insurance coverage to approximately 32 to 34 million additional individuals through a combination of public program expansion and private sector health insurance reforms. This increased coverage will occur through a combination of public program expansion and private sector health insurance and other reforms.

The most significant changes will expand the categories of individuals eligible for Medicaid coverage and permit individuals with relatively higher incomes to qualify. The federal government reimburses the majority of a state’s Medicaid expenses, and it conditions its payment on the state meeting certain requirements. The federal government currently requires that states provide coverage for only limited categories of low-income adults under 65 years old (e.g., women who are pregnant, and the blind or disabled). In addition, the income level required for individuals and families to qualify for Medicaid varies widely from state to state.

Federal Medical Assistance Percentages

As Medicaid is a joint federal and state program, the federal government provides states with “matching funds” in a defined percentage, known as the federal medical assistance percentage (“FMAP”). Beginning in 2014, states will receive an enhanced FMAP for the individuals enrolled in Medicaid pursuant to the Health Reform Law. The FMAP percentage is as follows: 100% for calendar years 2014 through 2016; 95% for 2017; 94% in 2018; 93% in 2019; and 90% in 2020 and thereafter. We do not expect the enhanced FMAP funds paid to states beginning in 2014 to have a meaningful impact on our financial condition or results of operations.

Risk Management and Insurance

The healthcare industry in general continues to experience an increase in the frequency and severity of litigation and claims. As is typical in the healthcare industry, we could be subject to claims that our services have resulted in injury to our patients or clients or other adverse effects. In addition, resident, visitor and employee injuries could also subject us to the risk of litigation. While we believe that quality care is provided to patients and clients in our facilities and that we materially comply with all applicable regulatory requirements, an adverse determination in a legal proceeding or government investigation could have a material adverse effect on our financial condition.

Prior to July 1, 2009, Acadia maintained commercial insurance coverage on an occurrence basis for workers’ compensation claims with no deductible. Effective July 1, 2009, Acadia maintains commercial insurance coverage on an occurrence basis with a $250,000 deductible per claim and a $1 million per claim limit. We maintain commercial insurance coverage on a claims-made basis for general and professional liability claims with a $50,000 deductible and $1 million per claim limit and an aggregate limit of $3 million with excess umbrella coverage for an additional $7 million.

Environmental Matters

We are subject to various federal, state and local environmental laws that (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the handling, storage, transportation, treatment and disposal of medical waste products generated at our facilities; the identification and warning of the presence of asbestos-containing materials in buildings, as well as the removal of such materials; the presence of other hazardous substances in the indoor environment; and protection of the environment and natural resources in connection with the development or construction of our facilities; (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances; and (iii) regulate workplace safety. Some of our facilities generate infectious or other hazardous medical waste due to the illness or physical condition of our patients. The management of infectious medical waste is subject to regulation under various federal, state and local environmental laws, which establish management requirements for such waste. These requirements include record-keeping, notice and reporting obligations. Each of our facilities (other than our call centers) has an agreement with a waste management company for the disposal of medical waste. The use of such companies, however, does not completely protect us from alleged violations of medical waste laws or from related third-party claims for clean-up costs.

From time to time, our operations have resulted in, or may result in, non-compliance with, or liability pursuant to, environmental or health and safety laws or regulations. We believe that our operations are generally in compliance with environmental and health and safety regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental laws and regulations have not been material. However, we cannot assure you that future costs and expenses required for us to comply with any new or changes in existing environmental and health and safety laws and regulations or new or discovered environmental conditions will not have a material adverse effect on our business.

We have not been notified of and are otherwise currently not aware of any contamination at our currently or formerly operated facilities for which we could be liable under environmental laws or regulations for the investigation and remediation of such contamination and we currently are not undertaking any remediation or investigation activities in connection with any contamination conditions. There may however be environmental conditions currently unknown to us relating to our prior, existing or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired which could have a material adverse effect on our business.

New laws, regulations or policies or changes in existing laws, regulations or policies or their enforcement, future spills or accidents or the discovery of currently unknown conditions or non-compliances may give rise to investigation and remediation liabilities, compliance costs, fines and penalties, or liability and claims for alleged personal injury or property damage due to substances or materials used in our operations; any of which may have a material adverse effect on our business, financial condition, operating results or cash flow.

Competition

The healthcare industry is highly competitive. Our principal competitors include other behavioral health service companies, including UHS, Aurora and Ascend. We also compete against hospitals and general health care facilities that provide mental health services. An important part of our business strategy is to continue to make targeted acquisitions of other behavioral health facilities. However, reduced capacity, the passage of mental health parity legislation and increased demand for mental health services are likely to attract other potential buyers, including diversified healthcare companies and possibly other pure behavioral healthcare companies.

In addition to the competition we face for acquisitions, we must also compete for patients. Patients are referred to our behavioral health facilities through a number of different sources, including healthcare practitioners, public programs, other treatment facilities, managed care organizations, unions, emergency departments, judicial officials, social workers, police departments and word of mouth from previously treated patients and their families, among others. These referral sources may instead refer patients to hospitals that are able to provide a full suite of medical services or to other behavioral health centers.

Employees

As of November 1, 2011, we had approximately 5,800 employees, of whom approximately 4,700 were employed full-time. Approximately 3,700 of our employees (approximately 3,300 full-time employees) are employed by the facilities acquired by us in connection with our acquisition of YFCS in April 2011, and approximately 1,000 of our employees (approximately 500 full-time employees) are employed by the facilities acquired by us in the Merger (including employees of MeadowWood) on November 1, 2011.

Typically, our inpatient facilities are staffed by a chief executive officer, medical director, director of nursing, chief financial officer, clinical director and director of performance improvement. Psychiatrists and other physicians working in our facilities are licensed medical professionals who are generally not employed by us and work in our facilities as independent contractors.

Seasonality of Services

Due to the large number of children and adolescent patients served, our inpatient behavioral health care facilities typically experience lower patient volumes and revenue during the summer months, the year-end holidays and other periods when school is out of session.

Legal Proceedings

On June 2, 2011, a putative stockholder class action lawsuit was filed in Massachusetts state court, MAZ Partners LP v. Bruce A. Shear, et al., C.A. No. 11-1041, against PHC, the members of the PHC board of directors, and Acadia and Merger Sub. The MAZ Partners complaint asserts that the members of the PHC board of directors breached their fiduciary duties by causing PHC to enter into the Merger Agreement and further asserts that Acadia and Merger Sub aided and abetted those alleged breaches of fiduciary duty. Specifically, the MAZ Partners complaint alleged that the process by which the Merger Agreement was entered into was unfair and that the agreement itself is unfair in that, according to the plaintiff, the compensation to be paid to PHC Class A shareholders is inadequate, particularly in light of the proposed cash payment to be paid to Class B shareholders and the anticipated pre-closing payment of a cash dividend to Acadia shareholders, and the anticipated level of debt to be held by the combined entity. The complaint sought, among other relief, an order enjoining the consummation of the Merger and rescinding the Merger Agreement.

On June 13, 2011, a second lawsuit was filed in federal district court in Massachusetts, Blakeslee v. PHC, Inc., et al., No. 11-cv-11049, making essentially the same allegations against the same defendants. On June 21, 2011, PHC removed the MAZ Partners case to federal court (11-cv-11099). On July 7, 2011, the parties to the MAZ Partners case moved to consolidate that action with the Blakeslee case and asked the court to approve a schedule for discovery and a potential hearing on plaintiff’s motion for a preliminary injunction.

On August 11, 2011, the plaintiffs in the MAZ Partners case filed an amended class action complaint. Like the original complaint, the amended complaint asserts claims of breach of fiduciary duty against PHC, members of the board of directors of PHC, and claims of aiding and abetting those alleged breaches of fiduciary duty against Acadia and Merger Sub. The amended complaint alleges that both the merger process and the provisions of the Merger are unfair, that the directors and executive officers of PHC have conflicts of interests with regard to the Merger, that the cash dividend to be paid to Acadia shareholders is inappropriate, that a special committee or independent director should have been appointed to represent the interest of the Class A shareholders, that the merger consideration is grossly inadequate and the exchange ratio is unfair, and that the preliminary proxy filed by PHC contains material misstatements and omissions. The amended complaint also seeks, among other things, an order enjoining the consummation of the Merger and rescinding the Merger Agreement.

On August 15, 2011, PHC filed a motion to dismiss the lawsuits and a motion for a stay of discovery on the grounds that plaintiffs’ complaints stated claims that were derivative in nature and thus subject to dismissal for failure to make a pre-suit demand and a stay of discovery pursuant to a provision of Massachusetts state law providing for a stay of discovery in cases asserting derivative claims on behalf of a corporation. On August 19, 2011, Acadia also filed a motion to dismiss both cases. The court has not yet ruled on the pending motions to dismiss. On September 2, 2011, the court issued an order staying all discovery pending the filings of initial litigation disclosures and directing the parties to file initial disclosures by September 16, 2011. Following the filing of the initial disclosures, on September 22, 2011, MAZ Partners moved to compel both Acadia and PHC to provide additional information that would aid its request for a preliminary injunction and on October 6, 2011, Acadia and PHC filed their opposition to such motion.

On September 6, 2011, the plaintiff in the Blakeslee case filed an amended complaint making allegations substantially similar to those in the amended complaint filed by the MAZ Partners case and asserting claims for violations of Section 14(a) and Rule 14(a)-9 of the Exchange Act against the individual PHC defendants. Because the allegations of the amended complaint did not differ materially from the initial complaint, Acadia filed a renewed motion to dismiss the Blakeslee amended complaint on September 20, 2011.

On October 19, 2011, the federal court heard oral argument on the motion to consolidate, and the motions to dismiss, the MAZ Partners and Blakeslee cases. The court granted the motion to consolidate but did not rule on the motions to dismiss deciding to take the matter under advisement and issue a ruling at a later time.

We believe that these lawsuits are without merit and have defended, and will continue to defend, against them vigorously. Regardless of the disposition of the motions to dismiss, we do not anticipate the outcome to have a material adverse effect on our financial condition or results of operations.

In addition to the litigation described above, from time to time, we are subject to various claims and legal actions that arise in the ordinary course of business. Management does not believe that we are currently party to any proceedings that would have a material adverse effect on its financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

Below is a list of the names and ages (as of November 1, 2011) of our directors and executive officers and a brief account of the business experience of each of them:

NAME	AGE	POSITION/AFFILIATION
Joey A. Jacobs	58	Chairman, Director & Chief Executive Officer
Brent Turner	45	Co-President
Trey Carter	45	Co-President
Ron Fincher	58	Chief Operating Officer
Jack E. Polson	45	Chief Financial Officer
Christopher L. Howard	45	Executive Vice President, General Counsel
Bruce A. Shear	56	Executive Vice Chairman and Director
Reeve B. Waud	48	Director
Charles E. Edwards	33	Director
Matthew A. London	29	Director
Gary A. Mecklenburg	65	Director
William F. Grieco	58	Director

Joey A. Jacobs, age 58, joined Acadia in February 2011 and has served as the Chairman of the Acadia board of directors and as Acadia’s Chief Executive Officer since that time. Mr. Jacobs has extensive experience in the behavioral health industry. He co-founded Psychiatric Solutions, Inc. (“PSI”) and served as Chairman, President and Chief Executive Officer of PSI from April 1997 to November 2010. Prior to founding PSI, Mr. Jacobs served for 21 years in various capacities with Hospital Corporation of America (“HCA,” also formerly known as Columbia and Columbia/HCA), most recently as President of the Tennessee Division. Mr. Jacobs’ background at HCA also included serving as president of HCA’s Central Group, vice president of the Western Group, assistant vice president of the Central Group and assistant vice president of the Salt Lake City Division. Mr. Jacobs serves on the board of directors of Cumberland Pharmaceuticals, Inc. and Mental Health Management. The board of directors of Acadia believes that Mr. Jacob’s qualifications to serve as a director include his 35 years of experience in the health care industry.

Brent Turner, age 45, joined Acadia in February 2011 and has served as a Co-President of Acadia since that time. Previously, Mr. Turner served as the Executive Vice President, Finance and Administration of PSI from August 2005 to November 2010 and as the Vice President, Treasurer and Investor Relations of PSI from February 2003 to August 2005. From late 2008 through 2010, Mr. Turner also served as a Division President of PSI overseeing facilities in Texas, Illinois and Minnesota. From 1996 until January 2001, Mr. Turner was employed by Corrections Corporation of America, a private prison operator, serving as Treasurer from 1998 to 2001.

Trey Carter, age 45, joined Acadia in May 2007 and has served as a Co-President of Acadia since February 2011. Previously, Mr. Carter served as Acadia’s Chief Executive Officer from May 2007 until February 2011. Prior to joining Acadia, Mr. Carter served as Regional Vice President, Behavioral Health Division for Universal Health Services from May 2005 to April 2007 and as Chief Executive Officer of Anchor Hospital located in Atlanta, Georgia from January 2003 to May 2005. Prior to his tenure with Universal Health Services, Trey Carter was Director of Behavioral Health Services at Tanner Behavioral Health in Carrollton, Georgia.

Ron Fincher, age 58, joined Acadia in February 2011 and has served as Acadia’s Chief Operating Officer since that time. Previously, Mr. Fincher served as PSI’s Chief Operating Officer from October 2008 to

November 2010. As Chief Operating Officer of PSI, Mr. Fincher oversaw hospital operations for 95 facilities. He had served PSI as a Division President since April 2003. As a Division President, Mr. Fincher was responsible for managing the operations of multiple inpatient behavioral health care facilities owned by the Company. Prior to joining PSI, Mr. Fincher served as a Regional Vice President of Universal Health Services, Inc. from 2000 until 2003.

Jack E. Polson, age 45, joined Acadia in February 2011 and has served as Acadia’s Chief Financial Officer since that time. Previously, Mr. Polson served as an Executive Vice President and Chief Accounting Officer of PSI from September 2006 to November 2010 and as PSI’s Chief Accounting Officer from August 2002 to September 2006. Prior to being appointed to Chief Accounting Officer, Mr. Polson had served as Controller of PSI since June 1997. From June 1995 until joining PSI, Mr. Polson served as Controller for Columbia Healthcare Network, a risk-bearing physician health organization in HCA’s Tennessee Division.

Christopher L. Howard, age 45, joined Acadia in February 2011 and has served as Acadia’s Executive Vice President, General Counsel and Secretary since that time. Before joining Acadia, Mr. Howard served as PSI’s Executive Vice President, General Counsel and Secretary from September 2005 to November 2010. Prior to joining PSI, Mr. Howard was a partner at of Waller Lansden Dortch & Davis, LLP, a law firm based in Nashville, Tennessee.

Bruce A. Shear, age 56, has served as Executive Vice Chairman and a director of Acadia since the consummation of the Merger. Prior to the consummation of the Merger, Mr. Shear served as President, Chief Executive Officer and a director of PHC since 1980 and Treasurer of PHC from September 1993 until February 1996. From 1976 to 1980, he served as Vice President, Financial Affairs, of PHC. The board of directors of Acadia believes that Mr. Shear is qualified to serve as a director due to, among other things, his extensive knowledge of and experience in the healthcare industry and his knowledge of PHC. Mr. Shear has served on the Board of Governors of the Federation of American Health Systems for over fifteen years and is currently a member of the Board of Directors of the National Association of Psychiatric Health Systems. Since November 2003, Mr. Shear has been a member of the Board of Directors of Vaso Active Pharmaceuticals, Inc., a company marketing and selling over-the-counter pharmaceutical products that incorporate Vaso’s transdermal drug delivery technology.

Reeve B. Waud, age 48, has served as a director of Acadia (and a manager of its predecessor Acadia Healthcare Company, LLC) since December 2005. Mr. Waud formed Waud Capital Partners in 1993 and has served as the Managing Partner of Waud Capital Partners since that time. Prior to founding Waud Capital Partners, Mr. Waud was an investment professional at Golder, Thoma, Cressey, Rauner, Inc. (GTCR), a private equity investment group based in Chicago, Illinois. Before joining GTCR, Mr. Waud was in the Corporate Finance Group of Salomon Brothers, Inc. and was a founding member of its Venture Capital Group. The board of directors of Acadia believes that Mr. Waud is qualified to serve as a director due to, among other things, his extensive knowledge of and experience in the healthcare industry and his general business and financial acumen. Mr. Waud also serves as the controlling shareholder and/or chairman of the board of directors of Adreima, CarePoint Partners, Maxum Petroleum, True Partners Consulting, and Whitehall Products, all private companies. He also serves on the board of directors of Northwestern Memorial Foundation, the philanthropic arm that supports the fundraising, grant-making and stewardship activities of Northwestern Memorial HealthCare (“NMHC”), and is a member of the NMHC Finance Committee. Mr. Waud currently serves as an advisor to Green Courte Partners, a private equity, real estate investment firm. In addition, Mr. Waud is a member of the Commonwealth Club of Chicago and is a member of The Economic Club of Chicago. He is a trustee of St. Paul’s School in Concord, New Hampshire and the John G. Shedd Aquarium. In addition, he serves on the Visiting Committee of the University of Chicago Harris School of Public Policy.

Charles E. Edwards, age 33, has served as a director of Acadia (and a manager of its predecessor Acadia Healthcare Company, LLC) since 2008. Mr. Edwards is a Principal of Waud Capital Partners and joined the firm in 2005. Prior to joining Waud Capital Partners, Mr. Edwards worked in the investment baking group at

A.G. Edwards & Sons from 2000 to 2003 and attended the Harvard Business School from 2003 to 2005. The board of directors of Acadia believes that Mr. Edwards is qualified to serve as a director due to, among other things, his extensive knowledge of and experience in the healthcare industry and his general business and financial acumen. Mr. Edwards also serves on the board of directors of Maxum Petroleum, a private company.

Matthew A. London, age 29, has served as a director of Acadia (and a manager of its predecessor Acadia Healthcare Company, LLC) since April 2011. Mr. London is a Vice President of Waud Capital Partners and joined the firm in 2007. Prior to joining Waud Capital Partners, Mr. London was an investment banking analyst with Deutsche Bank from 2004 to 2007 and with Morgan Keegan from January 2004 to December 2004. The board of directors of Acadia believes that Mr. London is qualified to serve as a director due to, among other things, his extensive knowledge of and experience in the healthcare industry and his general business and financial acumen. Mr. London also serves on the board of directors of Maxum Petroleum, a private company, and previously served on the board of Regency Hospital Company, a private company in the healthcare services industry.

Gary A. Mecklenburg, age 65, has served as a director of Acadia (and a manager of its predecessor Acadia Healthcare Company, LLC) since 2006. Mr. Mecklenburg is an Executive Partner of Waud Capital Partners and joined the firm in 2006. Prior to joining Waud Capital Partners, Mr. Mecklenburg served as President and Chief Executive Officer of Northwestern Memorial HealthCare from 1986 to 2006 and Northwestern Memorial Hospital from 1985 to 2003. Mr. Mecklenburg’s career has included senior management positions at the University of Wisconsin Hospitals, Stanford University Hospital and St. Joseph’s Hospital and Franciscan Healthcare in Milwaukee, Wisconsin. The Acadia board of directors believes that Mr. Mecklenburg is qualified to serve as a director due, among other things, his extensive knowledge of and experience in the healthcare industry and his general business and financial acumen. He currently serves as a director of the board of White Glove Health, LHP Hospital Partners, Adreima, CarePoint Partners and Becton Dickinson. Previously he served as Chairman of the Board of Regency Hospital Company (where he first joined as an outside director in 2002) and on the boards of the Institute for Healthcare Improvement and the National Center for Healthcare Leadership.

William F. Grieco, age 58, prior to the consummation of the Merger served as a director of PHC since February 1997. Since 2008, Mr. Grieco has served as the Managing Director of Arcadia Strategies, LLC, a legal and business consulting organization servicing healthcare, science and technology companies. From 2003 to 2008, he served as Senior Vice President and General Counsel of American Science and Engineering, Inc., an x-ray inspection technology company. From 2001 to 2002, he served as Senior Vice President and General Counsel of IDX Systems Corporation, a healthcare information technology company. Previously, from 1995 to 1999, he was Senior Vice President and General Counsel for Fresenius Medical Care North America. Prior to that, Mr. Grieco was a partner at Choate, Hall & Stewart, a general service law firm. Since February 2011, Mr. Grieco has been a member of the board of directors of Echo Therapeutics, Inc., a medical device and specialty pharmaceutical company. The board of directors of Acadia concluded that based on Mr. Grieco’s legal and healthcare expertise, senior management, business experience and education that he is qualified to serve as a director of Acadia.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Compensation Committee Interlocks and Insider Participation

In fiscal year 2010, we did not have a Compensation Committee. All compensation decisions were made by our board of directors at the time.

No interlocking relationships existed between the members of our board of directors and the board of directors or compensation committee of any other company.

Controlled Company

We are listed on The Nasdaq Global Market under the symbol “ACHC”. For purposes of the Nasdaq rules, we are a “controlled company.” “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. Waud Capital Partners controls approximately 78.3% of the voting power of our common stock and is able to elect a majority of our board of directors. As a result, we are considered a “controlled company” for the purposes of the Nasdaq listing requirements. As a “controlled company,” we are permitted to opt out, and have opted out, of the Nasdaq listing requirements that would otherwise require a majority of the members of our board of directors to be independent and require that we either establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to our board by the independent members of our board.

Board of Directors Composition

Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Our board of directors has determined that Mr. Grieco is “independent” as independence is defined in the Nasdaq and SEC rules. We intend to add an additional independent director within 90 days after the completion of the Merger and a third independent director no later than the first anniversary of the completion of the Merger. Messrs. Waud and Edwards and two (2) additional directors to be designated by Waud Capital Partners, will be in the class of directors whose initial terms expires at the 2012 annual meeting of the stockholders. Messrs. Mecklenburg, London and Grieco and one additional representative designated by Waud Capital Partners will be in the class of directors whose initial term expires at the 2013 annual meeting of the stockholders; provided that Mr. Grieco shall satisfy the applicable director independence requirements of Nasdaq or any other securities exchange on which Acadia’s securities may be listed (collectively, the “Director Independence Requirements”). Messrs. Jacobs, Shear, and Grieco and two directors designated by the other directors (the “Other Independent Directors”) shall be in the class of directors whose initial term expires at the 2014 annual meeting for stockholders; provided, that the Other Independent Directors shall satisfy the Director Independence Requirements.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) describes the compensation arrangements Acadia has with its named executive officers (“NEOs”) as required under the rules of the SEC (the “NEO’s). NEO’s include our principal executive officer and our principal financial officer, regardless of compensation level, and our three most highly compensated executive officers during our last completed fiscal year, other than our principal executive officer and principal financial officer. Our NEOs for fiscal year 2010 were:

NAME:	TITLE (FOR FISCAL YEAR 2010):
Trey Carter	Chief Executive Officer
Danny Carpenter	Chief Financial Officer
Karen Prince	Chief Operating Officer
Robert Swinson	Controller
Thomas Dodd	Vice President, Clinical

In February 2011, Mr. Carter became a Co-President in connection with Mr. Jacobs’ becoming our Chief Executive Officer. The remaining members of our senior management, including Messrs. Jacobs, Fincher, Turner, Howard and Polson, were also hired in February of 2011. At the same time, Mr. Carpenter transitioned to the position of Vice President of Financial Operations, Western Division, Ms. Prince transitioned to the position of President, Eastern Region, Mr. Swinson became our Vice President of Financial Operations, Eastern Division and Mr. Dodd became our Vice President of Compliance/Clinical Services. Mr. Carter is the only NEO for fiscal year 2010 that remained an executive officer following the Merger.

Intended Objectives of Acadia’s Executive Compensation Program; Elements of Compensation

Prior to the Merger, we were a privately-held company and as a result, we were not subject to any stock exchange listing or SEC rules relating to the formation and functioning of board committees, including a compensation committee. For fiscal year 2010, our compensation decisions were made by Waud Capital Partners in conjunction with our board of directors. As we gain experience as a public company, we expect that the specific philosophy and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our NEOs for fiscal year 2010 is not necessarily indicative of how we will compensate our NEOs going forward.

As a public company, our board of directors oversees the design and administration of our executive compensation program. Our objective is to have an executive compensation program that will attract and retain the best possible executive talent, to tie annual and long-term cash compensation to the achievement of measurable corporate and individual performance goals and objectives and to align executives’ incentives with stockholder value creation.

Compensation for our NEOs has historically consisted of the following elements:

Base Salary

Base salary amounts historically have been highly individualized, resulting from arm’s length negotiations and have been based on a variety of factors, including an NEO’s experience level, anticipated duties and responsibilities, our financial condition and available resources, and our need for that particular position to be filled. Base salary has been subject to annual increase at the discretion of our board of directors.

Cash Bonuses

For fiscal year 2010, the cash bonus awards paid to our NEOs were based on satisfaction of certain company performance criteria (the “EBITDA Portion”) and individual performance criteria (the “Individual Portion”).

EBITDA Portion. No NEO was eligible to receive any portion of his or her targeted bonus for fiscal year 2010 unless we met or exceeded our EBITDA for the same period. “EBITDA” for purposes of calculating the EBITDA Portion of the annual bonus for each NEO, is defined as earnings before interest, income taxes, interest, depreciation and amortization, as may be adjusted in the discretion of our board of directors for certain one-time or nonrecurring items.

The EBITDA Portion of each of our NEO’s bonus was tied to the Company’s EBITDA performance, as compared to base and stretch EBITDA targets. Each of our NEOs was eligible to receive the following range for the EBITDA Portion of his or her bonus for fiscal year 2010 (as a percentage of base salary): 32%-62% for Mr. Carter; 30%-60% for Mr. Carpenter; 30%-60% for Ms. Prince; 20%-50% for Mr. Swinson; and 20%-50% for Mr. Dodd. For fiscal year 2010, base target EBITDA was set at $7,045,000 and stretch target EBITDA was set at $9,000,000. Our actual adjusted EBITDA for fiscal year 2010 (which excludes transaction related expenses and non-budgeted director fees) was $9,677,000, resulting in the bonus for the EBITDA Portion being set at the high end of the range for each NEO (62% for Mr. Carter, 50% for Mr. Carpenter, 60% for Ms. Prince, 50% for Mr. Swinson and 50% for Mr. Dodd). The bonuses attributable to the EBITDA Portion paid to each NEO for fiscal year 2010 were as follows: $196,614 for Mr. Carter; $90,800 for Mr. Carpenter; $153,302 for Ms. Prince; $83,545 for Mr. Swinson; and $83,545 for Mr. Dodd.

Individual Portion. Mr. Carter was eligible to receive a bonus of up to 8% of his total annual base salary based upon the achievement of the following individual performance goals: (i) budgeted cash flow; (ii) acquisitions consistent with Acadia’s strategic plan; (iii) patient satisfaction and employee satisfaction surveys; and (iv) employee evaluation standards, with his Individual Portion weighted at up to 2% of his total annual base salary. Mr. Carter achieved each of his individual performance goals, resulting in a payment for the Individual Portion of his 2010 bonus equal to 8% of his base salary, or $25,397.

Mr. Carpenter was eligible to receive a bonus of up to 20% of his total annual base salary based upon achievement of the following individual performance goals: (i) financing for Acadia; (ii) cash collections; (iii) board reporting requirements; and (iv) budgeted controllable operating costs per equivalent patient day, with each individual performance goal weighted at up to 5% of his total annual base salary. Mr. Carpenter achieved each of his individual performance goals, resulting in a payment for the Individual Portion of his 2010 bonus equal to 20% of his base salary, or $36,320.

Ms. Prince was eligible to receive a bonus of up to 10% of her total annual base salary based upon achievement of the following individual performance goals: (i) bed expansion; (ii) company net revenue of $61.6 million; (iii) patient satisfaction and employee satisfaction surveys; and (iv) facility based EBITDA of $11.3 million, with each individual performance goal weighted at up to 2.5% of her total annual base salary. Ms. Prince achieved each of her individual performance goals, resulting in a payment for the Individual Portion of her 2010 bonus equal to 10% of her base salary, or $25,550.

Mr. Swinson was eligible to receive a bonus of up to 20% of his total annual base salary based upon achievement of the following individual performance goals: (i) bad debt; (ii) cash collection; (iii) acquisition integration; and (iv) cost per patient, with each individual performance goal weighted at up to 5% of his total annual base salary. Mr. Swinson achieved each of his individual performance goals, resulting in a payment for the Individual Portion of his 2010 bonus equal to 20% of his base salary, or $33,418.

Mr. Dodd was eligible to receive a bonus of up to 20% of his total annual base salary based upon achievement of the following individual performance goals: (i) patient satisfaction data collection; (ii) leadership development; (iii) corporate compliance; and (iv) program development, with each individual performance goal weighted at up to 5% of his total annual base salary. Mr. Dodd achieved each of his individual performance goals, resulting in a payment for the Individual Portion of his 2010 bonus equal to 20% of his base salary, or $33,418.

Historical Equity Arrangements

Acadia Healthcare Holdings, LLC, our former sole stockholder (“Acadia Holdings”), sold shares of its Class A Common Units and Class A Preferred Units to certain executives, including our NEOs, in January 2010. Acadia Holdings also issued Class B Common Units and Class B Preferred Units to our NEOs and certain other executives that only vest upon certain qualified changes in control. Acadia Holdings reclassified all of its units into Class A Units and Class B Units in April 2011 in connection with a reclassification of its equity structure. Acadia Holdings also issued Class C Units and Class D Units to certain executives, including our NEOs, in connection with the reclassification. In connection with the Merger, Acadia Holdings, our former sole stockholder, distributed the shares of Acadia common stock that it owned to its members, including our NEOs, in accordance with their respective ownership interests in Acadia Holdings. Acadia Holdings was dissolved on November 23, 2011.

We entered into a stockholders agreement with Waud Capital Partners and certain other executives, including our NEOs, in connection with the Merger. The stockholders agreement contains certain transfer restrictions with respect to our common stock distributed to former members of Acadia Holdings in connection with the distribution from Acadia Holdings. See “Stockholders Agreement” for a description of the terms of these restrictions.

Long-Term Equity Incentives Following the Merger

As a private company, we have not historically made annual grants of equity. Waud Capital Partners and our board of directors believed that management’s ownership interests in us provided sufficient incentives with respect to our long-term growth and aligned management’s interests with those of our stockholders. However, going forward, equity compensation will be a component of our overall executive compensation program. Prior to the consummation of the Merger, our board of directors adopted the 2011 Incentive Plan (as defined below), which permits the granting of several types of equity-based compensation awards designed to provide our executive officers with incentives to help align those individuals’ interests with the interests of our stockholders. We have also granted to our board of directors (or its compensation committee) the authority to make periodic grants under the Acadia Healthcare Company, Inc. 2011 Incentive Compensation Plan (the “2011 Incentive Plan”) to our executive officers based on the achievement of certain corporate and individual performance criteria, or otherwise in accordance with the 2011 Acadia Incentive Plan. See “—2011 Incentive Plan.”

Employment Agreements

2010 Employment Agreements. None of our NEOs for fiscal years 2010 had an employment agreement in fiscal year 2010.

2011 Employment Agreements. In 2011, Acadia Management entered into Employment Agreements with each of Messrs. Jacobs, Fincher, Turner, Howard, Polson and Carter. In anticipation of the Merger, Acadia entered into an Employment Agreement with Mr. Shear.

Pursuant to the terms of his Employment Agreement and in accordance with recent salary increases approved by the compensation committee of the board of directors, Mr. Jacobs currently receives annual base salary of $550,000. Each of Messrs. Carter, Fincher, Turner, Howard and Polson currently receives an annual base salary of $380,000.

The term of Mr. Shear’s Employment Agreement commenced immediately following the closing of the Merger. Mr. Shear’s Employment Agreement has a five year term, which shall automatically be extended for successive one-year terms, subject to non-renewal if either party gives the other 90 day’s prior written notice of termination. Mr. Shear’s annual base salary is $350,000.

The base salaries under the Employment Agreements for Messrs. Jacobs, Fincher, Turner, Howard, Polson and Carter are subject to an annual increase in the sole discretion of our board of directors. The Employment Agreement for Mr. Shear provides that his base salary shall be increased by at least 5% of the base salary for the prior year as of the first day of each calendar year in the term.

In addition to base salary, the senior executives under the Employment Agreements are entitled to participate, in their sole discretion, in all of our employee benefit programs for which senior executive officers are generally eligible. These benefits (for the former PSI executive officers) are in addition to any that the related executives may receive from PSI. The benefits to be provided to the executives under the Employment Agreement for Mr. Shear must be on terms at least as favorable as those received by Mr. Shear from PHC immediately prior to the closing of the Merger. Furthermore, during the term of such Employment Agreements, we are required to pay 100% of the monthly premiums or other costs associated with the related executive’s participation in such employee benefit programs and benefits. Mr. Shear is also permitted, under the terms of his Employment Agreement, to use the automobile we lease for him until the scheduled expiration of the lease and we are required to make all lease payments until the expiration of the lease.

Executives (other than Mr. Shear) are eligible to receive discretionary annual bonuses of up to 100% of such executive’s base salary and reimbursement of reasonable expenses incurred in connection with services performed under each executive’s respective Employment Agreement. Mr. Shear is eligible to receive an annual bonus of up to 60% of his base salary under his Employment Agreement. Achievement of the annual bonus is based upon the satisfaction of performance criteria established by our board of directors or its compensation committee or as set forth in Mr. Shear’s Employment Agreement.

Generally, if an executive officer party to an Employment Agreement is terminated without cause or resigns with good reason, such executive is entitled to receive (subject to the satisfaction of certain conditions): (i) such executive’s base salary through the termination date; (ii) any bonus amounts under such executive’s Employment Agreement to which such executive is entitled determined by reference to the calendar that ended on or prior to the termination date; (iii) any unused and unpaid time off and sick pay accrued through the termination date and any incurred but unreimbursed business expenses as of the termination date; (iv) a prorated bonus amount for the calendar year in which the termination occurs; (v) certain bonus amounts, prorated based on the actual number of days elapsed in such year prior to the termination date; (vi) an amount equal to the cost of the premiums for continued health and dental insurance for the executive and/or his or her dependents in accordance with the Consolidated Budget Reconciliation Act of 1985 for a specified period; (vii) a specified severance payment; and (viii) solely with respect to Mr. Shear, the continued use of his leased automobile until the scheduled termination of the lease and the continued payment by us of all related lease payments (collectively, the “Termination Payments”).

“Cause” (as defined in the Employment Agreements) means the occurrence of one or more of the following with respect to the applicable executive: (i) the conviction of or plea of nolo contendere to a felony or other crime involving moral turpitude or the conviction of any crime involving misappropriation, embezzlement or fraud with respect to Acadia or any of its subsidiaries or any of their customers, suppliers or other business relations, (ii) conduct outside the scope of such executive’s duties and responsibilities under his/her Employment Agreement that causes Acadia or any of its subsidiaries substantial public disgrace or disrepute or economic harm, (iii) repeated failure to perform duties consistent with such Employment Agreement as reasonably directed by our board of directors, (iv) any act or knowing omission aiding or abetting a competitor, supplier or customer of ours to our disadvantage or detriment, (v) breach of fiduciary duty, gross negligence or willful misconduct with respect to us, (vi) an administrative or other proceeding results in the suspension or debarment of such executive from participation in any contracts with, or programs of, the United States or any of the fifty states or any agency or department thereof, or (vii) any other material breach by such executive of his/her Employment Agreement or any other agreement between such executive and us, which is not cured to the reasonable satisfaction of our board of directors within thirty (30) days after written notice thereof to such executive.

“Good Reason” (as defined in the Employment Agreements for executives other than Mr. Shear) means if the applicable executive resigns his/her employment with Acadia (a) as a result of one or more of the following actions (in each case taken without executive’s written consent): (i) a reduction in such executive’s base salary (other than as part of an across-the-board reduction that (A) results in a 10% or less reduction of such executive’s base salary as in effect on the date of any such reduction or (B) is approved by our Chief Executive Officer), (ii) a material diminution of such executive’s job duties or responsibilities inconsistent with executive’s position; (iii) any other material breach by us of such Employment Agreement; or (iv) a relocation of our principal executive offices and corporate headquarters outside of a thirty (30) mile radius of Nashville, Tennessee following relocation thereto in accordance with such Employment Agreement; provided that, none of the events described in clauses (i) through (iv) shall constitute Good Reason unless such executive shall have notified us in writing describing the event which constitutes Good Reason within ninety (90) days after the occurrence of such event and then only if we shall have failed to cure such event within thirty (30) days after our receipt of such written notice and such executive elects to terminate his employment as a result at the end of such thirty (30) day period, or (b) for any reason within 180 days following a “Sale of the LLC” (as previously defined in the Acadia Holdings LLC Agreement). The Merger did not constitute a Sale of the LLC. For Mr. Shear, “Good Reason” (as defined in his Employment Agreement) is defined as (A) a reduction in his base salary (other than as part of an across-the-board reduction that (1) results in a 10% or less reduction of such executive’s base salary as in effect on the date of any such reduction or (2) is approved by our Chief Executive Officer), (B) a material diminution of his job duties or responsibilities inconsistent with his position; (C) our failure to nominate Mr. Shear to serve on our board of directors; or (D) any other material breach by us of Mr. Shear’s Employment Agreement; provided that, none of the events described in clauses (A) through (D) shall constitute Good Reason unless such executive shall have notified us in writing describing the event which constitutes Good Reason within ninety (90) days after the occurrence of such event and then only if we shall have failed to cure such event within thirty (30) days after our receipt of such written notice and such executive elects to terminate his employment as a result at the end of such thirty (30) day period.

If an executive officer party to an Employment Agreement dies or becomes disabled, such executive is entitled to the applicable Termination Payments (other than the severance payment contemplated under clause (vii) of the definition thereof). In the event that a senior executive becomes disabled not due to death, such executive shall be entitled to receive continued installment payments of such executive’s base salary as in effect on the termination date for a specified period of time.

If we terminate an executive under an Employment Agreement for cause or if any such executive resigns without good reason, such executive will only be entitled to receive his or her unpaid base salary through the termination date and any bonus amount to which such executive is entitled by reference to the calendar year that ended on or prior to the termination date.

During the term of the Employment Agreement for each executive officer (other than Mr. Shear) and for one year thereafter (or 24 months thereafter in the case of Mr. Jacobs), each such executive is prohibited from (i) directly or indirectly managing, controlling, consulting, rendering services for or participating, engaging or owning an interest in any business which derives 25% of its gross revenue from the business of providing behavioral healthcare and/or related services and (ii) directly or indirectly managing, controlling, rendering services for or participating or consulting with any unit, division, segment or subsidiary of any other business that engages in or otherwise competes with (or was organized for the purpose of engaging in or competing with) the business of providing behavioral healthcare and/or related services, subject to certain exceptions. Each such executive is prohibited from directly or indirectly soliciting or hiring any employee or independent contractor of ours or directly or indirectly soliciting any customer, supplier, licensee, licensor or other business relation of ours during the employment period and for 12 months thereafter. The non-compete provisions to which Mr. Shear is subject under his Employment Agreement shall terminate on the lesser of (i) 24 months and (ii) the number of months remaining until the expiration of his employment term (but in no event less than 12 months), calculated from the date of his termination of service. In addition, the executive officers party to an Employment Agreement are subject to customary confidentiality and non-disparagement obligations both during and following their employment with Acadia.

Bonus Agreements

We entered into a bonus agreement with Mr. Carter on January 4, 2010, pursuant to which Mr. Carter will be entitled to receive a one-time cash bonus payment of $40,000 subject to satisfaction of the following conditions in the 2011 fiscal year: (i) the absence of a “change of control” (as defined in the Acadia Holdings LLC Agreement); (ii) continuous employment with Acadia Management from January 4, 2010 until the date on which such bonus is paid; and (iii) Acadia’s achievement of certain EBITDA targets as set forth therein. The Merger did not constitute a change of control under the Acadia Holdings LLC Agreement.

Mr. Carter has not yet received any payments under this bonus agreement and will not be entitled to receive any such payments until 2012, subject to satisfaction of the aforementioned conditions.

2011 Incentive Plan

In connection with the Merger, we adopted the Acadia Healthcare Company, Inc. 2011 Incentive Compensation Plan (the “2011 Incentive Plan”). The 2011 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based. Directors, officers and other employees of us and our subsidiaries, as well as other persons performing consulting or advisory services for us, are eligible for grants under the 2011 Incentive Plan. The purpose of the 2011 Incentive Plan is to provide incentives that will attract, retain and motivate high performing officers, directors, employees and consultants by providing them a proprietary interest in our long-term success or compensation based on their performance in fulfilling their responsibilities to our company. Set forth below is a summary of the material terms of the 2011 Incentive Plan. For further information about the 2011 Incentive Plan, we refer you to the complete copy of the 2011 Incentive Plan, filed as an exhibit to the registration statement.

Administration. The 2011 Incentive Plan is administered by a committee designated by our board of directors. Among the committee’s powers is to determine the form, amount and other terms and conditions of awards; clarify, construe or resolve any ambiguity in any provision of the 2011 Incentive Plan or any award agreement; amend the terms of outstanding awards; and adopt such rules, forms, instruments and guidelines for administering the 2011 Incentive Plan as it deems necessary or proper. The committee has full authority to administer and interpret the 2011 Incentive Plan, to grant discretionary awards under the 2011 Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2011 Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2011 Incentive Plan to our executive officers.

Available Shares. The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2011 Incentive Plan or with respect to which awards may be granted may not exceed 2,700,000 shares. The number of shares available for issuance under the 2011 Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the number of outstanding shares of our common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2011 Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2011 Incentive Plan.

Eligibility for Participation. Members of our board of directors, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates are eligible to receive awards under the 2011 Incentive Plan.

Award Agreement. Awards granted under the 2011 Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee.

Stock Options. The committee may grant nonqualified stock options and incentive stock options to purchase shares of our common stock only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee.

Stock Appreciation Rights. The committee may grant stock appreciation rights, or “SARs,” either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, or “Tandem SAR,” or independent of a stock option, or “Non-Tandem SAR.” A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2011 Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

Restricted Stock. The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2011 Incentive Plan and are discussed in general below.

Other Stock-Based Awards. The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2011 Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Code and a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2011 Incentive Plan and discussed in general below.

Other Cash-Based Awards. The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance Awards. The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals. The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net revenues; (19) gross revenues; (20) revenue growth, as to either gross or net revenues; (21) annual recurring net or gross revenues; (22) recurring net or gross revenues; (23) license revenues; (24) sales or market share; (25) total shareholder return; (26) economic value added; (27) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the committee; (28) the fair market value of the a share of common stock; (29) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; (30) reduction in operating expenses or (31) other objective criteria determined by the committee.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles. Performance goals may also be based on an individual participant’s performance goals, as determined by the committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control. In connection with a change in control, as defined in the 2011 Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2011 Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination. Notwithstanding any other provision of the 2011 Incentive Plan, our board of directors may at any time amend any or all of the provisions of the 2011 Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided in the 2011 Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability. Awards granted under the 2011 Incentive Plan generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards. The 2011 Incentive Plan provides that awards granted under the 2011 Incentive Plan are subject to any recoupment policy adopted regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date. The 2011 Incentive Plan was adopted by the Acadia board of directors on September 7, 2011 and will become effective upon the consummation of the Merger.

Board of Directors Report

The full Acadia board of directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b)(1) of Regulation S-K with management and, based on such review and discussions, has recommended that the Compensation Discussion and Analysis be included in this prospectus.

THE ACADIA HEALTHCARE COMPANY, INC.

BOARD OF DIRECTORS

Joey A. Jacobs

Bruce A. Shear

Reeve B. Waud

Charles E. Edwards

Matthew A. London

Gary A. Mecklenburg

William F. Grieco

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation earned by our NEOs for the fiscal year ended December 31, 2010.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	BASE SALARY ($)	BONUS ($) (2)	STOCK AWARDS ($) (3)	OPTION AWARDS ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION ($) (4)	TOTAL ($)
Trey Carter (1)	2010	317,474	222,232	—	—	—	—	4,579	544,285

Danny Carpenter (1)	2010	181,601	127,121	—	—	—	—	—	308,722

Karen Prince (1)	2010	255,505	178,854	—	—	—	—	—	434,359

Robert Swinson (1)	2010	167,092	116,965	—	—	—	—	—	284,057

Thomas Dodd (1)	2010	167,092	116,964	—	—	—	—	—	284,056

(1)

Mr. Carter served as Acadia’s Chief Executive Officer from May 2007 until February 2011. In February 2011, he was appointed as a Co-President of Acadia. At the same time, Mr. Carpenter transitioned to the position of Vice President of Financial Operations, Western Division, Ms. Prince transitioned to the position of President, Eastern Division, Mr. Swinson became our Vice President of Financial Operations, Eastern Division and Mr. Dodd became our Vice President of Compliance/Clinical Services. Mr. Carter is the only NEO for fiscal year 2010 that remained an executive officer following the Merger.

(2)	Bonus amounts were earned in fiscal year 2010 and paid in fiscal year 2011.
(3)

Our NEOs were each granted Class B Common Units and Class B Preferred Units of Acadia Holdings in fiscal year 2010 in the amounts as set forth in the Grants of Plan-Based Awards Table below. See “—Executive Compensation Tables—Grant of Plan-Based Awards.” The grant date fair value of such awards was determined to be de minimis. These awards vest only upon certain change of control events.

(4)	We allow employees to cash-in up to 40 hours of accrued vacation time payable at 75% of its accrued value.

Grant of Plan-Based Awards

The table below summarizes grants of incentive plan awards to each of Acadia’s NEOs for the fiscal year ended December 31, 2010:

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS				ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (#) (1)		ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	GRANT DATE FAIR VALUE OF STOCK AWARDS ($) (2)
		THRESHOLD ($)	TARGET ($)		MAXIMUM ($)
Trey Carter	1/4/2010					6,500	(3)	—	0
	1/4/2010					400	(3)	—	0
	1/4/2010	—	40,000	(4)	—	—		—	—

Danny Carpenter	1/4/2010					2,500	(3)	—	0
	1/4/2010	—	—		—	—		—	—

Karen Prince	1/4/2010					5,000	(3)	—	0
	1/4/2010					320	(3)	—	0
	1/4/2010	—	—		—	—		—	—

Robert Swinson	1/4/2010					2,000	(3)	—	0
	1/4/2010					140	(3)	—	0
	1/4/2010	—	—		—	—		—	—

Thomas Dodd	1/4/2010					2,000	(3)	—	0
	1/4/2010					140	(3)	—	0
	1/4/2010	—	—		—	—		—	—

(1)

All of the equity incentive plans awards granted in the fiscal year are performance based awards that would have vested upon the occurrence of a “Change of Control” (as defined in the Prior LLC Agreement) in which Waud Capital Partners achieves a targeted internal rate of return. All of these awards were reclassified into Class B Units in connection with Acadia Holdings’ entry into the Acadia Holdings LLC Agreement on April 1, 2011.

(2)	The grant date fair value of the awards reflected in this column was determined to be de minimis. These awards were subject to vesting only upon certain change of control events.
(3)	Represents Class B Common Units and Class B Preferred Units of Acadia Holdings, which were reclassified into Class B Units of Acadia Holdings on April 1, 2011.
(4)	See “Compensation Discussion and Analysis—Intended Objectives of Acadia’s Executive Compensation Program; Elements of Compensation—Bonus Agreements” for a discussion of Mr. Carter’s bonus agreement.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes Acadia Holdings equity awards outstanding for our NEOs as of December 31, 2010:

NAME	GRANT DATE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)		EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Trey Carter	1/4/2010	6,500	(1)	$1,302,000
	1/4/2010	400	(1)	800,000

Danny Carpenter	1/4/2010	2,500	(1)	$500,769

Karen Prince	1/4/2010	5,000	(1)	$1,001,538
	1/4/2010	320	(1)	640,000

Robert Swinson	1/4/2010	2,000	(1)	$400,615
	1/4/2010	140	(1)	280,000

Thomas Dodd	1/4/2010	2,000	(1)	$400,615
	1/4/2010	140	(1)	280,000

(1)	Represents Class B Common Units and Class B Preferred Units of Acadia Holdings, which were reclassified into Class B Units of Acadia Holdings on April 1, 2011.

Options Exercised and Stock Vested

None of the units of Acadia Holdings issued to our NEOs for the fiscal year ended December 31, 2010 were subject to any vesting.

Pension Benefits

Acadia did not offer any pension benefits to any of our NEO for the fiscal year ended December 31, 2010.

Non-qualified Deferred Compensation

Acadia did not have any non-qualified deferred compensation plans as of December 31, 2010.

Potential Payments upon Termination or Change-in-Control

The equity agreements pursuant to which Acadia Holdings issued units of Acadia Holdings to certain members of Acadia management provide for potential payments that could be received by the NEOs employed by us upon termination of employment or in connection with a Sale of Acadia. The consummation of the Merger did not trigger a change-in-control payment under such agreements.

TERMINATION (1)
NAME	ELEMENT	FOR CAUSE ($)	NOT FOR CAUSE ($)	FOLLOWING CHANGE-IN- CONTROL ($)	DEATH OR DISABILITY ($)	RETIREMENT ($)
Trey Carter (2)	Salary	—	317,474	—	—	—
	Bonus	—	—	—	—	—
	Benefit	—	—	—	—	—
Acadia Holdings
	Units	—	—	2,102,000	—	—

Danny Carpenter	Salary	—	—	—	—	—
	Bonus	—	—	—	—	—
	Benefit	—	—	—	—	—
Acadia Holdings
	Units	—	—	500,769	—	—

Karen Prince	Salary	—	—	—	—	—
	Bonus	—	—	—	—	—
	Benefit	—	—	—	—	—
	Acadia Holdings	—	—	1,641,538	—	—
Units

Robert Swinson	Salary	—	—	—	—	—
	Bonus	—	—	—	—	—
	Benefit	—	—	—	—	—
Acadia Holdings
	Units	—	—	680,615	—	—

Thomas Dodd	Salary	—	—	—	—	—
	Bonus	—	—	—	—	—
	Benefit	—	—	—	—	—
Acadia Holdings
	Units	—	—	680,615	—	—

(1)	Amounts set forth in this table assume that the triggering event occurred as of December 31, 2010.
(2)	Amounts set forth in this table do not take into account any amounts to which Mr. Carter may be entitled under his Employment Agreement, which he entered into on March 29, 2011.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock following the Merger by:

•	each person or group who owns beneficially more than 5% of our outstanding common stock;

•	each person who is an executive officer;

•	each person who is a director; and

•	all of our executive officers and directors as a group.

The percentages below are based upon an estimated 32,191,936 shares of Acadia common stock outstanding as of December 20, 2011.

Messrs. Shear and Grieco are the only executive officers or directors who hold options. Their ownership includes any options exercisable within 60 days of December 20, 2011. These options are treated as beneficially owned by Mr. Shear or Mr. Grieco, as applicable, for purposes of computing his beneficial ownership below. Mr. Grieco and Mr. Shear’s options are not treated as outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons listed below would have had sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. In preparing the following table, we have relied on the information furnished by the persons listed below.

NAME	SHARES BENEFICIALLY OWNED		PERCENTAGE OF SHARES BENEFICIALLY OWNED AFTER THE MERGER
5% Stockholders:
Waud Capital Partners (1)	18,083,604		56.2%
Joey A. Jacobs (2)	1,345,139	(2)	4.2%
Executive Officers and Directors:
Joey A. Jacobs (2)	1,345,139	(2)	4.2%
Bruce A. Shear (3)	373,405	(3)	1.2%
Brent Turner (4)	361,402		1.1%
Trey Carter	322,572		1.0%
Ron Fincher (5)	307,319		1.0%
Jack E. Polson	302,171		*
Chris Howard	302,171		*
Danny Carpenter	97,842		*
Karen Prince	254,297		*
Robert Swinson	114,628		*
Thomas Dodd	105,739		*
Reeve B. Waud (1)	18,083,604		56.2%
Charles E. Edwards	—		0%
Matthew A. London	—		0%
Gary A. Mecklenburg	5,934		*
William F. Grieco (6)	89,250		*
All executive officers and directors as a group (12 persons)	18,546,259		57.6%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)

14,219,740 of the reported shares of Acadia common stock are owned of record as follows: (i) 2,646,915 shares by Waud Capital Partners II, L.P. (“WCP II”), (ii) 4,838,981 shares by Waud Capital Partners QP II, L.P. (“Waud QP II”), (iii) 842,217 shares by the Reeve B. Waud 2011 Family Trust, (iv) 93,580 shares by Waud Family Partners, L.P. (“WFP LP”), (v) 738,513 shares by WCP FIF II (Acadia), L.P. (“WCP FIF II”), (vi) 756,365 shares by Waud Capital Affiliates II, L.L.C. (“Waud Affiliates II”), (vii) 388,167 shares by Waud Capital Affiliates III, L.L.C. (“Waud Affiliates III”), (viii) 1,054,368 shares by WCP FIF III (Acadia), L.P. (“WCP FIF III”), (ix) 2,402,453 shares by Waud Capital Partners QP III, L.P. (“Waud QP III”), (x) 424,848 shares by Waud Capital Partners III, L.P. (“WCP III”) and (xi) 33,333 shares by Melissa W. Waud, Mr. Reeve B. Waud’s wife. Waud Capital Partners Management II, L.P. (“WCPM II”) as the general partner of WCP II, Waud QP II, WCP FIF II and the Manager of Waud Affiliates II and Waud Capital Partners II, L.L.C. (“Waud II LLC”), as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares held of record by such entities. Waud Capital Partners Management III, L.P. (“WCPM III”), as the general partner of WCP FIF III, Waud QP III and WCP III and the Manager of Waud Affiliates III, and Waud Capital Partners III, L.L.C. (“Waud III LLC”), as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares held of record by such entities. Reeve Waud may be deemed to beneficially own the shares of common stock held by each of the above entities by virtue of his (A) making decisions for the Limited Partner Committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC and Waud III LLC and WFP LP and (iii) being the investment advisor of the Reeve B. Waud 2011 Family Trust. The address for the Waud Capital Partners entities named in this footnote 1 is c/o Waud Capital Partners, LLC, 300 North LaSalle Street, Suite 4900, Chicago, IL 60654. As described under “Certain Relationships and Related Party Transactions—Stockholders Agreement,” in connection with the Merger, Waud Capital Partners and certain of its affiliates entered into a stockholders agreement with Acadia’s and certain members of Acadia’s management. The members of Acadia’s management party to the Stockholders Agreement granted WCP II a proxy to vote their shares in connection with the election and removal of directors and certain other matters in the manner directed by the holders of a majority of the stock held by Waud Capital Partners. As a result of the foregoing, WCP II, WCPM II, Waud II LLC and Mr. Waud may be deemed to share beneficial ownership of the 3,530,531 shares held by the members of Acadia’s management that have granted Waud Capital Partners a proxy pursuant to the Stockholders Agreement.

(2)

160,516 of the reported shares are owned of record by Mr. Jacobs. The remainder of the reported shares is owned of record by the Joey A. Jacobs 2011 Grantor Retained Annuity Trust (Acadia). The address for Mr. Jacobs is c/o Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, TN 37067.

(3)

Amount includes 337,778 shares of Acadia common stock. This amount also includes (i) 33,752 shares of Acadia common stock issuable pursuant to currently exercisable stock options having an exercise price range of $4.32 to $11.80 per share, and (ii) 1,875 shares of Acadia common stock issuable pursuant to stock options that vested on December 14, 2011 having an exercise price of $4.32 per share.

(4)	124,477 of the reported shares are owned of record by Mr. Turner. The remainder of the reported shares is owned of record by the William Brent Turner 2011 Grantor Retained Annuity Trust.
(5)	129,625 of the reported shares are owned of record by Mr. Fincher. The remainder of the reported shares is owned of record by the Ron Fincher 2011 Grantor Retained Annuity Trust.
(6)

Amount includes 40,500 shares of Acadia common stock. This amount also includes 48,750 shares of Acadia common stock issuable pursuant to currently exercisable stock options having an exercise price range of $2.20 to $12.72 per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Professional Services Agreement

Acadia and Waud Capital Partners were parties to a professional services agreement dated April 1, 2011, pursuant to which Waud Capital Partners rendered general advisory and management services with respect to financial and operating matters, including advice on corporate strategy, budgeting of future corporate investment, acquisition and divestiture strategy and debt and equity financing. Waud Capital Partners and Acadia terminated the professional services agreement in connection with consummation of the Merger and payment of $20,559,000 in aggregate transaction fees to Waud Capital Partners pursuant to the terms of the related termination agreement. Under the Merger Agreement, $15,559,000 of such transaction fees were subtracted from the $90.0 million dividend made by Acadia to holders of Acadia capital stock immediately prior to consummation of the Merger.

The parties entered into the professional services agreement in connection with entering into the second amended and restated limited liability company agreement of Acadia Holdings on April 1, 2011 (the “Acadia Holdings LLC Agreement”), which amended and restated Acadia Holdings’ prior limited liability company agreement dated August 31, 2009 (the “Prior LLC Agreement”).

Pursuant to the professional services agreement, Acadia was obligated to pay the following fees to Waud Capital Partners: (i) upon consummation of any credit facility (including any amendments to existing credit facilities which have the effect of increasing the committed amount under such facility, but excluding any credit facility entered into after April 1, 2011 with any affiliate of Waud Capital Partners if such affiliate is receiving a closing or similar fee in connection with such facility), financing fees in cash in an aggregate amount to equal 1.5% of the aggregate principal amount of all such loans (or 1.0% of the aggregate amount of all public bond issuances); (ii) advisory fees in connection with the negotiation and consummation of any acquisitions and/or dispositions by Acadia or any of its subsidiaries in an aggregate amount equal to 2.0% of the gross purchase price of any such acquisition or disposition (including any debt or other liabilities assumed or otherwise included in the transaction(s)), as compensation for the negotiation, arranging and structuring services Waud Capital Partners has agreed to provide Acadia with respect thereto; and (iii) upon consummation of a Sale of Acadia (as defined below), a sale fee in cash in an amount equal to 1.5% of the enterprise value assigned to Acadia Holdings and its subsidiaries in connection with or implied by such Sale of Acadia, as compensation for the negotiation, structuring and other services Waud Capital Partners has agreed to provide Acadia with respect to such Sale of Acadia. The Merger did not constitute a Sale of Acadia.

Under the professional services agreement, Waud Capital Partners charged Acadia a management fee for advisory and management services of $2.0 million per year. The fee for the period from and including April 1, 2011 to and including June 30, 2011 was paid on April 1, 2011. Thereafter, the advisory fee was payable on July 1st and January 1st of each year in advance.

The professional services agreement also provided for the reimbursement of Waud Capital Partners for its reasonable travel expenses, legal fees and other out-of-pocket fees and expenses in connection with activities undertaken pursuant to such agreement. Additionally, Waud Capital Partners and its affiliates (other than Acadia and its subsidiaries) were indemnified for liabilities incurred in connection with their role under the professional services agreement, other than for liabilities resulting from their gross negligence or willful misconduct, as determined by a court of competent jurisdiction in a final non-appealable order.

In connection with entry into the professional services agreement, the amendment and restatement of the Prior LLC Agreement and the consummation of Acadia’s acquisition of YFCS, Waud Capital Partners received $6.15 million in fees from Acadia on April 1, 2011, which consisted of a $3.6 million transaction fee, a $450,000 commitment fee and a $2.1 million financing fee. As discussed above, Waud Capital Partners also received $20,559,000 in aggregate transaction fees in connection with consummation of the Merger and the termination of the professional services agreement.

Prior to entry into the professional services agreement, Waud Capital Partners was entitled to receive the following fees from Acadia Holdings pursuant to the Prior LLC Agreement: (i) an annual advisory fee, payable on a semi-annual basis, as compensation for the financial and management consulting services Waud Capital Partners had agreed to provide Acadia Holdings and its subsidiaries with respect to their business and financial management generally and its financial affairs; and (ii) upon consummation of any credit facility (including amendments to existing credit facilities which have the effect of increasing the amount to be drawn under such facility by Acadia Holdings or its subsidiaries, but excluding any credit facility entered into after December 30, 2005 with any affiliate of Waud Capital Partners if such affiliate is receiving a closing or similar fee in connection with such facility) entered into by Acadia Holdings or its subsidiaries after December 30, 2005, financing fees in an aggregate amount to equal 2.0% of the aggregate principal amount of all such loans (or 1.0% of the aggregate amount of all public bond issuances), as compensation for the negotiation, arranging and structuring services Waud Capital Partners had agreed to provide to Acadia Holdings or its subsidiaries. Waud Capital Partners was also entitled to receive an annual advisory fee, payable semi-annually, under the Prior LLC Agreement (and its predecessor). Such fee was initially set at $350,000 per annum, subject to annual increases of $50,000, up to $600,000, effective January 1st of each year beginning January 1, 2007. Waud Capital Partners deferred the payment of all such management fees in accordance with the terms of the Prior LLC Agreement.

On April 1, 2011 in connection with entry into the Acadia Holdings LLC Agreement, Waud Capital Partners received approximately $7.1 million of Acadia Holdings equity in exchange for fees it had previously deferred in accordance with the Prior LLC Agreement.

True Partners Engagement Agreement

Acadia and True Partners Consulting LLC (“True Partners”), an affiliate of Waud Capital Partners, are parties to an engagement agreement dated January 7, 2011, pursuant to which True Partners renders tax consulting and compliance services to Acadia and its affiliated entities. As of November 1, 2011, Waud Capital Partners and its affiliates indirectly owned a majority of the True Partners membership interests. The engagement agreement will automatically terminate upon the completion of the services to be rendered by True Partners thereunder. Either party may terminate the engagement agreement upon at least 30 days’ prior written notice to the other party. Upon such termination, True Partners shall be entitled to receive payment for services performed and expenses incurred through the date of termination. Pursuant to the engagement agreement, Acadia pays certain fixed fees to True Partners for various tax consulting and compliance services, which are billed monthly as incurred. Acadia paid $73,200, $116,365 and $62,065 to True Partners for such services in 2008, 2009 and 2010, respectively. In the event of a large transaction or other activity not otherwise covered under the engagement agreement for which True Partners provide services to Acadia, True Partners will provide consulting services to Acadia at its standard hourly rates, plus reimbursement of out-of-pocket expenses.

Registration Rights Agreement

Acadia Holdings entered into an amended and restated registration rights agreement with the holders of substantially all of its equity securities pursuant to which such holders have the right to demand the registration of all or a portion of their securities and have certain piggy back registration rights, subject to certain limitations. In connection with the consummation of the Merger, Waud Capital Partners and the other members of Acadia Holdings caused the dissolution of Acadia Holdings and the distribution of the Acadia common stock held by Acadia Holdings to its members. In connection with such dissolution and distribution, Acadia assumed Acadia Holdings’ rights and obligations under the amended and restated registration rights agreement. In connection with the public offering of our common stock, which we announced on December 15, 2011 and closed on December 20, 2011, the parties to the amended and restated registration rights agreement have entered into lock up agreements with the underwriters pursuant to which such parties may not sell shares of Acadia common stock until 90 days after December 15, 2011, unless the underwriters waive such restrictions in accordance with the terms of the lock up agreements.

Acadia Holdings LLC Agreement

Prior to the dissolution of Acadia Holdings on November 23, 2011, the Acadia Holdings LLC Agreement granted certain rights to the affiliates of Waud Capital Partners that are designated as the “WCP Investors” in the Acadia Holdings LLC Agreement (the “WCP Holdings Investors”). For so long as any WCP Holdings Investor held any Class A Units of Acadia Holdings, the WCP Holdings Investors holding a majority of the Class A Units then held by all WCP Investors constituted the “Majority WCP Holdings Investors” under the Acadia Holdings LLC Agreement. If no WCP Holdings Investor held any Class A Units of Acadia Holdings, the “Majority WCP Holdings Investors” (for purpose of the Acadia Holdings LLC Agreement) constituted the WCP Holdings Investors holding a majority of the Class B, Class C and Class D Units of Acadia Holdings held by all WCP Holdings Investors.

The board of managers of Acadia Holdings consisted of five (5) managers, four of which were designated by the Majority WCP Holdings Investors (the “WCP Managers”). Except as provided in the Acadia Holdings LLC Agreement and for cases in which the approval of the Acadia Holdings members was expressly provided by the Acadia Holdings LLC Agreement or by non-waivable provisions of applicable law, the powers of Acadia Holders were exercised by or under the authority of, and the business and affairs of Acadia Holdings were managed, under the direction of its board of managers. Under the terms of the Acadia Holdings LLC Agreement, each of WCP FIF III, Waud QP II, Waud QP III and WCP III were able to designate one WCP Manager; provided, that Reeve Waud was entitled to serve as one of the WCP Managers at all times. Unless otherwise specified in the Acadia Holdings LLC Agreement or required by applicable law, any determination or action required taken by the board of managers was to be taken by a majority of the voting power of the managers then in office; provided that each WCP Manager was entitled to a number of votes on all matters which came before the board of managers in an amount equal to the quotient obtained by dividing (i) the number of WCP Managers which the WCP Holdings Investors were entitled to appoint under the Acadia Holdings LLC Agreement by (ii) the number of WCP Managers serving on the board of managers as of such date.

The Acadia Holdings LLC Agreement granted certain drag along rights to the WCP Holdings Investors in connection with the following transactions (each a “Sale of Acadia”): (i) the sale, lease, transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of Acadia; or (ii) a transaction (including by way of merger, consolidation, recapitalization, reorganization or sale of stock) the result of which the unitholders of Acadia Holdings immediately prior to such transaction are, after giving effect to such transaction, no longer in the aggregate “beneficial owners” (as such term is defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting securities of Acadia Holdings. If the Majority WCP Holdings Investors approved a Sale of Acadia (an “Approved Sale”), each unitholder of Acadia Holdings and each person that retained voting control over any transferred units was obligated to, subject to the satisfaction of certain conditions, vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale was structured as (A) a merger or consolidation, each unitholder was obligated to waive any dissenters’ rights, appraisal rights or similar rights in connection with such merger or consolidation or (B) a sale of units, each holder was obligated to take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by Acadia Holdings’ board of managers (with the approval of the Majority WCP Holdings Investors) or the Majority WCP Holdings Investors. Furthermore, each Acadia Holdings unitholder was obligated, under the Acadia Holdings LLC Agreement, to take necessary or desirable actions in connection with the consummation of the Approved Sale as requested Acadia Holdings’ board of managers (with the approval of the Majority WCP Holdings Investors) or the Majority WCP Holdings Investors. The Acadia Holdings LLC Agreement also provided that each unitholder was obligated to vote for, consent to (to the extent it has any voting or consent right) and raise no objections against an initial public offering of Acadia Holdings or any of its subsidiaries approved by Acadia Holdings’ board of managers.

The Acadia Holdings LLC Agreement required that each “Management Investor” named therein bring, and cause each of its affiliates to bring, all investment or business opportunities to Acadia Holdings of which any of them became aware and which are within the scope and investment objectives of Acadia Holdings or its subsidiaries. Notwithstanding the foregoing, the Acadia Holdings LLC Agreement excluded holders of Class A Units and Class B Units held by the WCP Holdings Investors and their affiliates from all such restrictions, subject only to confidentiality restrictions contained in such agreement.

Affiliate Transactions

In August 2009, January 2010 and January 2011, Acadia Holdings entered into management agreements, manager unit agreements, executive purchase agreements and/or executive unit agreements with certain executives and managers pursuant to which such executives or managers purchased or otherwise were issued units of Acadia Holdings.

In connection with the purchase of Class A Common Units and Class A Preferred Units of Acadia Holdings by Messrs. Carpenter, Carter, Dodd and Swinson and Ms. Karen Prince in January 2010, each named executive issued a promissory note to Acadia Holdings to satisfy its obligations to make a capital contribution to Acadia Holdings in accordance with the terms of the related management agreement. Each of Messrs. Carpenter, Carter, Dodd and Swinson and Ms. Prince issued a promissory note to Acadia Holdings on January 4, 2010 in the aggregate principal amount of $65,000, $120,000, $42,000, $42,000 and $96,000, respectively. Interest on each promissory note accrued at the lesser of 8.00% per annum and the highest rate permitted by applicable law. Default interest on each promissory note accrued at a rate per annum equal to the base rate (determined in accordance with the prior sentence) plus 3.00%. Amounts due under each promissory note were secured by certain Acadia Holdings units owned by the related executive as set forth in such promissory note and the related pledge agreement.

Each of Messrs. Carpenter, Carter, Dodd and Swinson and Ms. Prince repaid his or her promissory note in full on July 7, 2011 and the related pledge agreement was terminated effective as of such date.

Stockholders Agreement

In connection with consummation of the Merger, Acadia, certain members of Acadia management (the “Management Investors”) and Waud Capital Partners and certain of its affiliates entered into a stockholders agreement. Mr. Shear is not a party to this agreement. The following summary of the stockholders agreement does not purport to be complete and is qualified in its entirety by reference to the provisions of the stockholders agreement.

Management Rights. For so long as the WCP Investors retain voting control over at least 50% of our outstanding voting securities, the WCP Investors will have the right to designate seven (7) representatives to our board of directors, four (4) of which will be designated as Class I directors and three (3) of which will be designated as Class II directors. From and after the date on which the WCP Investors cease to have voting control over at least 50% of our outstanding voting securities and for so long as the WCP Investors hold at least 17.5% of our outstanding voting securities, the WCP Investors will have the right to designate at least such number of directors to our board of directors that, when compared to the authorized number of directors on our board of directors, is not less than proportional to the total number of Stockholder Shares (as defined below) over which the WCP Investors retain voting control relative to the total number of Stockholder Shares then issued and outstanding (with the number of representatives rounded up to the next whole number in all cases). From and after such time as the WCP Investors cease to hold at least 17.5% of our outstanding voting securities, the WCP Investors will have no right to designate any representative to our board of directors. Notwithstanding the foregoing, the stockholders agreement will provide that no reduction in the number of shares of our common stock and other of our and our subsidiaries’ equity securities over which the WCP Investors retain voting control will shorten the term of any incumbent director on our board of directors.

In accordance with the stockholders agreement, our board of directors appointed Messrs. Jacobs and Shear as Class III directors. Mr. Jacob’s appointment shall last as long as he continues to serve as our chief executive officer or the chief executive officer of any of our subsidiaries. Mr. Shear’s appointment will terminate after the expiration of the three-year term following his initial term.

“Stockholder Shares” is defined as (i) any shares of our common stock or other of our or our subsidiaries’ equity securities from time to time purchased or otherwise acquired or held by any party to the stockholders agreement, (ii) any of our common stock or other of our or our subsidiaries’ equity securities from time to time issued or issuable directly or indirectly upon the conversion, exercise or exchange of any securities purchased or otherwise acquired by any party to the stockholders agreement (excluding options to purchase our common stock granted by us unless and until such options are exercised), and (iii) any other capital stock or other of our or our subsidiaries’ other equity securities from time to time issued or issuable directly or indirectly with respect to the securities referred to in clauses (i) or (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

Voting Agreement. Under the stockholders’ agreement, in the event the approval of our stockholders is required in connection with any election or removal of directors, merger, consolidation, business combination, recapitalization, conversion, sale, lease or exchange of all or substantially all of our property or assets, authorization or issuance of capital stock or other securities (including the adoption of any equity incentive plan), executive compensation, stockholder proposal, amendment to or restatement of our certificate of incorporation or bylaws or pursuant to any contractual agreement to which a Management Investor is a party or is bound, each Management Investor will vote all of his or her Stockholder Shares and any other voting securities over which such Management Investor has voting control, and will take all other necessary or desirable actions within his, her or its control so that all such Stockholder Shares and other of our voting securities are voted as directed by the WCP Investors holding a majority of our outstanding shares of common stock held by all WCP Investors as of such date (the “Majority WCP Investors”). In furtherance of the foregoing, each Management Investor has appointed Waud Capital Partners II, L.P. as such Management Investor’s true and lawful proxy and attorney-in fact, with full power and authority to vote such Management Investor’s Stockholder Shares and any other of our voting securities over which such Management Investor has voting control for the election and/or removal of directors (in accordance with the provisions described above in “—Management Rights”) and all such matters as described in this “—Voting Agreement” section. The stockholders agreement provides that the voting agreements and proxy described in this paragraph will terminate from and after such time as the WCP Investors cease to hold 17.5% of Acadia’s outstanding voting securities.

Transfer Restrictions. The stockholders agreement provides that no Management Investor may transfer any interest in any Stockholder Shares, except as described in the following sentence, without first obtaining the consent of the Majority WCP Investors; provided, that the Management Investors may transfer Stockholder Shares to their “Permitted Transferees” (as defined in the stockholders agreement) as long as the transferring Management Investor retains voting control over the transferred Stockholder Shares. The aforementioned restrictions on transfer do not apply to the following Stockholder Shares: (i) Stockholder Shares received as consideration in the Merger; (ii) Stockholder Shares purchased or otherwise acquired by any Management Investor after the effective time of the Merger (excluding, for the avoidance of doubt, Stockholder Shares received in the dissolution of Acadia Holdings); and (iii) a percentage of Stockholder Shares held by each Management Investor and designated as “Unrestricted Shares” in accordance with the terms of the stockholders agreement. The stockholders agreement defines “Unrestricted Shares”, with respect to any Management Investor, as the number of such Management Investor’s Subject Shares determined by multiplying (x) the total number of Subject Shares held by such Management Investor as of November 1, 2011 (as appropriately adjusted for stock splits, stock dividends, stock combinations, recapitalizations and the like), by (y) the result of 100% minus the WCP Liquidity Percentage; provided, that (i) from and November 1, 2014, no fewer than 33% of the Subject Shares held by such Management Investor as of November 1, 2011 shall be Unrestricted Shares, (ii) from and after November 1, 2015, no fewer than 67% of the Subject Shares held by such Management Investor as of November 1, 2011 shall be Unrestricted Shares, and (iii) from and after November 1, 2016, 100% of such

Management Investor’s Subject Shares shall be Unrestricted Shares. The stockholders agreement also defines “Subject Shares”, with respect to any Management Investor”, as all Stockholder Shares purchased or otherwise acquired or held by such Management Investor other than (A) any Stockholder Shares received by such Management Investor as consideration in the Merger, and (B) any Stockholder Shares purchased or otherwise acquired by such Management Investor after the effective time of the Merger (which, for purposes of clarity, shall not include any Stockholder Shares received by such Management Investor in connection with the dissolution of Acadia Holdings or otherwise in connection with the liquidation and dissolution of Acadia Holdings) and “WCP Liquidity Percentage” as the percentage obtained by dividing (i) the total number of Stockholder Shares constituting WCP Equity as of the date of determination, by (ii) the total number of Stockholder Shares constituting WCP Equity as of November 1, 2011 (as appropriately adjusted for stock splits, stock dividends, stock combinations, recapitalizations and the like). The stockholders agreement defines “WCP Equity” as (i) the common stock held by the WCP Investors on November 1, 2011 and any other Stockholder Shares from time to time issued to or otherwise acquired by the WCP Investors (other than pursuant to purchases made on the open market and not in connection with any private placement by us), and (ii) any securities issued with respect to the securities referred to in clause (i) by way of a stock split, stock dividend, or other division of securities, or in connection with a combination of securities, recapitalization, merger, consolidation, or other reorganization. As to any particular securities constituting WCP Equity, such securities shall cease to be WCP Equity when they have been (A) effectively registered under the Securities Act and disposed of for cash in accordance with the registration statement covering them, (B) purchased or otherwise acquired for cash by any person other than a WCP Investor, or (C) redeemed or repurchased for cash by us or any of our subsidiaries or any designee thereof. The Stockholder Shares not described in clauses (i), (ii) and (iii) of the prior sentence are referred to in the stockholders agreement as “Restricted Shares.”

Lock-Ups. The stockholders agreement provides that no Management Investor or other holder of Restricted Shares will take any of the following actions from the date we give notice to the Management Investors that a preliminary or final prospectus has been circulated for a public offering and during the 90 days following the date of the final prospectus for such public offering: (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our or our subsidiaries’ equity securities or any securities convertible into or exchangeable or exercisable for such securities; (ii) enter into any transaction which would have the same effect as described in clause (i); (iii) enter into any swap, hedge or other arrangement that transfers, in whole or part, any of the economic consequences or ownership of any of the securities described in clause (i); or (iv) publicly disclose the intention to enter into any transaction described in clauses (i), (ii) or (iii). The foregoing restrictions do not apply to transactions made in the subject public offering and those to which the underwriters managing such public offering agree in writing. As used in this “Certain Relationships and Related Party Transactions—Stockholders Agreement” section, “public offering” refers to any offering by us of our or our subsidiaries’ capital stock or other equity securities to the public pursuant to an effective registration statement under the Securities Act or any comparable statement under any similar federal statute then in force.

Certain Covenants. Under the stockholders agreement, we are obligated, for so long as the WCP Investors continue to hold 17.5% of our outstanding voting securities, to deliver to the WCP Investors certain audited and unaudited financial statements, annual budgets and operating plans and other information and financial data concerning us and our subsidiaries as reasonably requested by the WCP Investors. We will also be obligated during such period to permit any representative designated by any WCP Investor, upon reasonable notice and execution of a customary confidentiality agreement, to visit and inspect any of our properties, to examine our and our subsidiaries’ corporate, financial and other records and to consult with our and our subsidiaries directors, officers, managers, key employees and independent accountants.

For so long as the WCP Investors continue to hold 17.5% of our outstanding voting securities, we are not permitted to take (or with respect to certain actions be permitted to cause our subsidiaries to take) any of the following actions, subject to certain limited exceptions, without the prior written consent of the Majority WCP Investors: (i) pay dividends, redeem stock or make other distributions; (ii) authorize, issue or enter into any agreement providing for the issuance of any debt or equity securities; (iii) make loans, advances, guarantees or

“Investments” (as defined in the stockholders agreement); (iv) engage in mergers or consolidations; (v) make or fail to make certain capital expenditures; (vi) sell, lease, license or dispose of any assets; (vii) liquidate, dissolve or wind up or effect a recapitalization, reclassification or reorganization; (viii) acquire any interest in any company or business; (ix) materially change our business activities; (x) enter into, amend, modify or supplement or waive any provisions of any agreement, transaction, commitment or arrangement with any affiliate; (xi) incur additional indebtedness exceeding $10.0 million in aggregate principal amount outstanding at any time on a consolidated basis; or (xii) make an assignment for the benefit of creditors or admit in writing its inability to pay our debts generally as they become due. Furthermore, so long as the WCP Investors continue to hold 17.5% of our outstanding voting securities we will (and will cause each of our subsidiaries to) take the following actions (subject to certain limited exceptions), unless we has received the prior written consent of the Majority WCP Investors: (A) maintain and keep our tangible assets in good repair, working order and condition; (B) maintain all material intellectual property rights necessary to the conduct of its business and maintain agreements providing for the confidentiality and protection of our intellectual property rights; (C) comply in all material respects with all applicable laws, rules and regulations of all governmental entities; (D) cause to be done all things reasonably necessary to maintain, preserve and renew all licenses, permits and other approvals necessary for the conduct of our business and the consummation of the transactions contemplated by the Merger Agreement; (E) pay and discharge when payable all material taxes, assessments and governmental charges imposed upon our properties or the income or profits therefrom; (F) use commercially reasonable efforts to continue in force adequate insurance; (G) maintain proper books of record and account which present fairly in all material respects our financial conditions and results of operations and make provisions on our financial statements for all proper reserves, each in accordance with GAAP.

Company Name. In accordance with the stockholders agreement, we filed “dba”s in New Castle County, Kent County and Sussex County in Delaware after consummation of the Merger. For a period of two years following the effective time of the Merger, we will file a “dba” in such other jurisdictions as we deem necessary to enable us to conduct business as “Pioneer Behavioral Health” and will conduct business under such name.

Employment Agreements

See “Executive Compensation—Compensation Discussion and Analysis—Employment Agreements” for a discussion of our employment arrangements with certain of our executive officers.

Procedure for Approval of Transactions with Related Parties

Acadia has established policies and other procedures regarding approval of transactions between Acadia and any employee, officer, director, and certain of their family members and other related persons, including those required to be reported under Item 404 of Regulation S-K. These policies and procedures are generally not in writing, but are evidenced by principles set forth in our Code of Conduct or adhered to by our board of directors. As set forth in the Audit Committee charter, the Audit Committee reviews and approves all related-party transactions after reviewing such transaction for potential conflicts of interests and improprieties. Accordingly, all such related-party transactions are submitted to the Audit Committee for ongoing review and oversight. Generally speaking, we enter into related-party transactions only on terms that we believe are at least as favorable to our company as those that we could obtain from an unrelated third party.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facility

To finance our acquisition of YFCS and refinance its then existing $10.0 million secured promissory note, we entered into the Senior Secured Credit Facility on April 1, 2011. The Senior Secured Credit Facility, administered by Bank of America, N.A., includes $135.0 million of term loans and a revolving credit facility of $30.0 million. Of the $30.0 million available under the revolving portion of the Senior Secured Credit Facility, $10.0 million was borrowed on April 1, 2011 and $20.0 million was available for further borrowings. The term loans require quarterly principal payments of $1.7 million for June 30, 2011 to March 31, 2013, $3.4 million for June 30, 2013 to March 31, 2014, $4.2 million for June 30, 2014 to March 31, 2015, and $5.1 million for June 30, 2015 to December 31, 2015, with the remaining principal balance due on the maturity date of April 1, 2016. As of September 30, 2011, we had $23.1 million of availability under our revolving line of credit. On September 30, 2011 we issued a $0.4 million letter of credit under the Senior Secured Credit Facility, which reduces availability under the revolving credit facility.

In connection with the Merger, we entered into the Second Amendment to the Senior Secured Credit Facility, dated July 12, 2011. The Second Amendment permits us to incur indebtedness pursuant to the notes and/or a bridge facility so long as certain conditions regarding such indebtedness are satisfied. See “Acadia Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The Second Amendment provides for a change in the interest rate applicable to borrowings under the Senior Secured Credit Facility based upon our consolidated leverage ratio (defined as consolidated funded indebtedness to consolidated EBITDA, in each case as defined in the Senior Secured Credit Facility). Interest rates and the commitment fee on unused commitments will be based upon the following grid:

PRICING TIERS	CONSOLIDATED LEVERAGE RATIO	EURODOLLAR RATE LOANS	BASE RATE LOANS	COMMITMENT FEE
1	<2.75:1.0	3.50%	2.50%	0.45%
2	2.75:1.0 but <3.25:1.0	3.75%	2.75%	0.50%
3	3.25:1.0 but <3.75:1.0	4.00%	3.00%	0.50%
4	3.75:1.0 but <5.00:1.0	4.25%	3.25%	0.55%
5	5.00:1.0	4.50%	3.50%	0.55%

In accordance with the Second Amendment, the applicable rate for Eurodollar rate loans and base rate loans will be 4.50% and 3.50%, respectively, from November 1, 2011 through the date of delivery of a compliance certificate for the first fiscal quarter ending after November 1, 2011.

On December 15, 2011, we entered into a third amendment to our Senior Secured Credit Facility (the “Third Amendment”). The Third Amendment allows any single affiliate of ours to hold up to 5% of the notes and all of our affiliates to hold up to 15% of the notes at any time. In addition, the Third Amendment provides for the following, with the effectiveness of each of the below provisions conditioned on our receipt of $59.3 million of net cash proceeds from a public offering by us of our common stock.

•	We will be permitted to use up to $59.3 million of the net cash proceeds from our equity offering to prepay a portion of the notes within 120 days of our receipt of such net cash proceeds.

•	The Third Amendment also provides that if at least 80% of the aggregate cash and non-cash consideration for any Permitted Acquisition (as defined in the agreement governing the Senior

Secured Credit Facility) is financed with the net cash proceeds from an equity issuance, then any indebtedness incurred or assumed in connection with such Permitted Acquisition will not be included in the $25 million annual debt incurrence cap with respect to Permitted Acquisitions.

•	The consolidated leverage ratio will be amended such that it may not be greater than the amount set forth below as of the date opposite such ratio:

Fiscal Quarter Ending	Maximum Consolidated Leverage Ratio
June 30, 2011	4.25:1.0
September 30, 2011	6.25:1.0
December 31, 2011	6.00:1.0
March 31, 2012	5.75:1.0
June 30, 2012	5.75:1.0
September 30, 2012	5.75:1.0
December 31, 2012	5.25:1.0
March 31, 2013	5.25:1.0
June 30, 2013	5.25:1.0
September 30, 2013	5.25:1.0
December 31, 2013	4.75:1.0
March 31, 2014	4.75:1.0
June 30, 2014	4.75:1.0
September 30, 2014	4.75:1.0
December 31, 2014 and each fiscal quarter ending thereafter	4.00:1.0

The Senior Secured Credit Facility requires us and our subsidiaries to comply with customary affirmative, negative and financial covenants. Set forth below is a brief description of such covenants, all of which are subject to customary exceptions, materiality thresholds and qualifications:

•

the affirmative covenants include the following: (i) delivery of financial statements and other customary financial information; (ii) notices of events of default and other material events; (iii) maintenance of existence, ability to conduct business, properties, insurance and books and records; (iv) payment of taxes; (v) lender inspection rights; (vi) compliance with laws; (vii) use of proceeds; (viii) interest rate hedging; (ix) further assurances; and (x) additional collateral and guarantor requirements.

•

the negative covenants include, but are not limited to, limitations on the following: (i) liens; (ii) debt (including guaranties); (iii) investments; (iv) fundamental changes (including mergers, consolidations and liquidations); (v) dispositions; (vi) sale leasebacks; (vii) affiliate transactions and the payment of management fees; (viii) burdensome agreements; (ix) restricted payments; (x) use of proceeds; (xi) ownership of subsidiaries; (xii) changes to line of business; (xiii) changes to organizational documents, legal name, form of entity and fiscal year; (xiv) capital expenditures (not to exceed 4.0% of total revenues of the Company and our subsidiaries and including a 100% carry-forward of unused amounts to the immediately succeeding fiscal year); (xv) prepayment or redemption of certain senior secured indebtedness; and (xvi) amendments to certain material agreements. We are generally not permitted to issue dividends or distributions other than with respect to the following: (w) certain tax distributions; (x) the repurchase of equity held by employees, officers or directors upon the occurrence of death, disability or termination subject to cap of $500,000 in any fiscal year and compliance with certain other conditions; (y) in the form of capital stock; and (z) scheduled payments of deferred purchase price, working capital adjustments and similar payments pursuant to the Merger Agreement or any permitted acquisition.

•

The financial covenants include maintenance of the following: (i) a maximum consolidated leverage ratio to be set forth in the Third Amendment; (ii) a minimum fixed charge coverage ratio of not less than 1.20:1.0 beginning with the quarter ended September 30, 2011; and (iii) a maximum consolidated senior secured leverage ratio of not greater than 3.50:1.0 for the quarter ending September 30, 2011, 3.00:1.0 for the quarter ending December 31, 2011 through September 30, 2012 and 2.50:1.0 for each quarter beginning December 31, 2012 and thereafter.

DESCRIPTION OF THE EXCHANGE NOTES

Acadia Healthcare Company, Inc. (the “Company”) issued the Outstanding Notes under an indenture among the Company, U.S. Bank National Association, as trustee, and the Guarantors. The Exchange Notes are to be issued under the same indenture pursuant to which the Outstanding Notes were issued. The terms of the Exchange Notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The Outstanding Notes were originally issued in an aggregate principal amount of $150,000,000 in a private transaction not subject to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that the Exchange Notes will be registered under the Securities Act. As a result, the Exchange Notes will not bear legends restricting their transfer and will not contain the registration rights and Additional Interest provisions of the Outstanding Notes. The Exchange Notes will evidence the same debt as the Outstanding Notes.

The following description is a summary of the material provisions of the indenture. It does not restate such agreement in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the Exchange Notes. Copies of the indenture are available as set forth below under the caption “—Additional Information.” Certain defined terms used in this description but not defined below under the caption “—Certain Definitions” have the meanings assigned to them in the indenture. References in this “Description of the Exchange Notes” to the “notes” include the Outstanding Notes and the Exchange Notes.

The registered holder of an Exchange Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	were issued by the Company;

•	are general unsecured obligations of the Company;

•	are senior in right of payment to any existing and future subordinated Indebtedness of the Company;

•	are pari passu in right of payment with all existing and future senior Indebtedness of the Company;

•

will be structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of any future Subsidiaries of the Company that does not guarantee the notes;

•

are effectively subordinated to all existing and future Secured Indebtedness (including any borrowings under the Credit Agreement) and other secured obligations of the Company to the extent of the value of the collateral securing such Secured Indebtedness or other secured obligations, as the case may be; and

•	are unconditionally guaranteed by the Guarantors.

The Note Guarantees

The notes are guaranteed by all of the Company’s wholly-owned Domestic Subsidiaries (other than any Insurance Subsidiary or any HUD Financing Subsidiary) that guarantee the Credit Facilities.

Each Note Guarantee of a Guarantor:

•	is senior in right of payment to any existing and future subordinated Indebtedness of that Guarantor;

•	is a general unsecured obligation of that Guarantor;

•	is pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor, including its guarantee of Indebtedness under the Credit Agreement; and

•

is effectively subordinated to all existing and future Secured Indebtedness of that Guarantor (including that Guarantor’s respective guarantee under the Credit Facilities) and other secured obligations to the extent of the value of the collateral securing such Secured Indebtedness or other secured obligations, as the case may be.

As of the Issue Date, all of the Company’s Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” the Company is permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” The Unrestricted Subsidiaries, if any, will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

The Company issued $150.0 million in aggregate principal amount of Outstanding Notes on November 1, 2011. The Company may issue additional notes under the indenture from time to time. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.” Any Outstanding Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company issued notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will mature on November 1, 2018.

Interest on the notes accrues at the rate of 12.875% per annum and is payable semi-annually in arrears on November 1 and May 1, commencing on May 1, 2012 (each an “interest payment date”). Interest on overdue principal and interest and Additional Interest, if any, will accrue at a rate that is 1.0% higher than the then applicable interest rate on the notes. The Company will make each interest payment due on an interest payment date to the holders of record as of the close of business on the immediately preceding October 15 and April 15 (whether or not a business day).

Interest on the notes accrues from the date of original issuance or, if interest has already been paid or duly provided for, from the date it was most recently paid or duly provided for. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

All payments on the notes are made at the office or agency of the paying agent within the City and State of New York unless the Company elects to make interest payments due on an interest payment date by check mailed to the persons entitled thereto at their address set forth in the register of holders, provided, that if a holder of notes has given wire transfer instructions to the paying agent at least 5 business days prior to an interest payment date, the Company will pay all interest and Additional Interest, if any, on, that holder’s notes due on an interest payment date in accordance with those instructions, and provided further, that all payments on the notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the holder or holders thereof.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption, except the unredeemed portion of any note being redeemed in part. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

The notes are guaranteed by each of the Company’s current wholly-owned Domestic Subsidiaries and will be guaranteed by future wholly-owned Domestic Subsidiaries (other than any Insurance Subsidiary or any HUD Financing Subsidiary) that guarantees the Credit Facilities. These Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to the Notes—Under certain circumstances a court could cancel the notes or the related guarantees under fraudulent conveyance laws.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1)           immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2)           either:

(a)           the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Guarantor under its Note Guarantee and the indenture pursuant to a supplemental indenture; or

(b)           the Net Proceeds of such sale or other disposition are applied, if required, in accordance with the applicable provisions of the indenture.

Notwithstanding the preceding sentence, any Guarantor may transfer real property that is the subject of a HUD Financing to a HUD Financing Subsidiary in connection with a HUD Financing permitted to be incurred pursuant to the covenant under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The Note Guarantee of a Guarantor will be released:

(1)           in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture;

(2)           in connection with any sale or other disposition of Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture and the Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale or other disposition;

(3)           if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)           upon the release or discharge of the guarantee of such Guarantor under the Credit Facilities, except a discharge or release of the guarantee by or as a result of payment under such guarantee (it being understood that if any such Guarantor is so reinstated under the Credit Facilities, such Guarantor’s guarantee shall also be reinstated); or

(5)           upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to November 1, 2014, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 112.875% of the principal amount of the notes redeemed, plus accrued and unpaid interest and Additional Interest, if any, to the date of redemption (subject to the rights of holders of notes on a relevant record date to receive interest on an interest payment date occurring on or prior to the redemption date), with the net cash proceeds of an Equity Offering by the Company or a contribution to the Company’s common equity capital made with the net cash proceeds of a concurrent Equity Offering by any direct or indirect parent company of the Company; provided that:

(1)           at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company, any direct or indirect parent of the Company and its Affiliates) remain outstanding immediately after the occurrence of such redemption; and

(2)           the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time prior to November 1, 2015, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption, subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to the redemption date.

Except pursuant to the preceding paragraphs, the notes will not be redeemable at the Company’s option prior to November 1, 2015.

On or after November 1, 2015, the Company may on any one or more occasions redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the 12-month period beginning on November 1 of the years indicated below, subject to the rights of holders of notes on a relevant record date to receive interest on an interest payment date occurring on or prior to the redemption date:

YEAR	PERCENTAGE
2015	106.438%
2016	103.219%
2017 and thereafter	100.000%

In connection with any redemption of notes (including with the net cash proceeds of an Equity Offering), any such redemption may, at the Company’s discretion, be subject to one or more conditions precedent.

Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis, by lot or by such method as it shall deem fair and appropriate in accordance with DTC procedures.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Except as provided above under the caption “—Optional Redemption,” notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture (provided, that any unpurchased portion of a note must be in a minimum denomination of $2,000). In the Change of Control Offer, the Company will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased to but excluding the date of purchase (the “Change of Control Payment Date”), subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to the Change of Control Payment Date (it being understood that to the extent any cash proceeds of a Change of Control are required to prepay the obligations under the Credit Agreement pursuant to the terms thereof, the Company will be required to first apply such cash proceeds to prepay such obligations under the Credit Agreement but the Company will still be required to make a Change of Control Offer as set forth in the indenture). Within 30 days following any Change of Control, except to the extent the Company has delivered notice to the trustee of its intention to redeem notes as described above under the caption “—Optional Redemption,” the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)           accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)           deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)           deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given to the trustee pursuant to the indenture as described above under the caption

“—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, or conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of the Company’s Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)           The Company (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)           Except in the case of a Permitted Asset Swap, at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)           any liabilities, as shown on Parent’s most recent consolidated balance sheet or notes thereto, of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies against further liability;

(b)           any securities, notes or other obligations received by the Company or any such Restricted Subsidiary of the Company from such transferee that are, within 180 days, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(c)           any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $5.0 million and (y) 1.5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(d)           consideration consisting of Indebtedness of the Company or any Restricted Subsidiary of the Company that is not subordinated Indebtedness; and

(e)           Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Company and each other Restricted Subsidiary are released from any payment obligations with respect to such Indebtedness or any Guarantee of payment of such Indebtedness in connection with such Asset Sale.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1)           to reduce Indebtedness and other Obligations under or pursuant to a Credit Facility or any Secured Indebtedness (unless the notes are then secured by a priority or pari passu lien) of the Company or any Restricted Subsidiary and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)           to reduce Indebtedness and other Obligations of a Restricted Subsidiary that is not a Guarantor (other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company);

(3)           to repay (i) Indebtedness or other Obligations of the Company that rank pari passu with the notes or (ii) Indebtedness and other Obligations of a Guarantor that rank pari passu with such Guarantor’s Note Guarantee (other than Indebtedness owed to the Company or a Restricted Subsidiary of the Company); provided that the Company shall equally and ratably redeem or repurchase the notes as described above under the caption “—Optional Redemption,” or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase the notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to but not including the date of repayment;

(4)           to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(5)           to make a capital expenditure;

(6)           to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(7)           any combination of the foregoing.

The Company will be deemed to have complied with the provisions set forth in clause (4), (5) and (6) of the preceding paragraph if, within 365 days after the Asset Sale that generated the Net Proceeds, the Company (or the applicable Restricted Subsidiary) has entered into and not abandoned or rejected a binding agreement to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business or to make a capital expenditure or acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business and that acquisition or capital expenditure is thereafter completed within 180 days after the end of such 365-day period.

Pending the final application of any Net Proceeds, the Company (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within 30 days thereof, the Company will make an offer (an “Asset Sale Offer“) to all holders of the notes and Indebtedness of the Company that ranks pari passu with the notes and containing provisions similar to those set forth in the indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem on a pro rata basis the maximum principal amount (or accreted value, if applicable) of notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to but not including the date of purchase, prepayment or redemption, subject to the rights of holders of notes on a relevant record date to receive interest due on an interest payment date occurring on or prior to the purchase date, and will be payable in cash.

If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Company will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed and thereafter the trustee will select the notes to be purchased on a pro rata basis based on the amount tendered (with, in each case, such adjustments as may be deemed appropriate by the Company or the trustee, as applicable, so that only notes in denominations of $1,000, or an integral multiple of $1,000 in excess thereof, will be purchased, provided that any unpurchased portion of a note must be in a minimum denomination of $2,000). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Asset Sales provisions of the indenture by virtue of such compliance.

The agreements governing our existing Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on us. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, we could seek the consent of lenders under such other Indebtedness to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture, which could, in turn, constitute a default under the other Indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors—Risks Relating to the Notes—We may not be able to satisfy our obligations to holders of notes upon a change of control or sale of assets.”

Because the Credit Agreement is secured by substantially all of our properties and assets, and since the definition of “Net Proceeds” excludes all amounts in respect of any Asset Sale that are used to repay any Indebtedness that is secured by property or assets that are the subject of such Asset Sale, it is unlikely that any meaningful amount of Net Proceeds will be generated from any Asset Sale so long as the Credit Agreement remains outstanding.

Certain Covenants

Changes in Covenants when Notes Rated Investment Grade

If on any date following the Issue Date:

(1)           the notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-l(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency); and

(2)           no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and continuing at all times thereafter and subject to the provisions of the second succeeding paragraph, the covenants specifically listed under the following captions in this prospectus (collectively, the “Suspended Covenants”) will be suspended:

(1)           “—Repurchase at the Option of Holders—Asset Sales”;

(2)           “—Certain Covenants—Restricted Payments”;

(3)           “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4)           “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(5)           “—Certain Covenants—Transactions with Affiliates”;

(6)           “—Certain Covenants—Additional Note Guarantees”; and

(7)           clause (4) of the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets.”

During any period that the foregoing covenants have been suspended, the Company’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries” unless the Company’s Board of Directors would have been able, under the terms of the indenture, to designate such Subsidiaries as Unrestricted Subsidiaries if the Suspended Covenants were not suspended. Notwithstanding that the Suspended Covenants may be reinstated, the failure to comply with the Suspended Covenants during the Suspension Period (including any action taken or omitted to be take with respect thereto) will not give rise to a Default or Event of Default under the indenture.

Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline (any such date, a “Reversion Date”). The period of time between the suspension of covenants as set forth above and the Reversion Date is referred to as the “Suspension Period.” All Indebtedness incurred (including Acquired Debt) and Disqualified Stock or preferred stock issued during the Suspension Period will be deemed to have been incurred or issued in reliance on the exception provided by clause (2) of the definition of “Permitted Debt.” Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect prior to and during the period that the “Restricted Payments” covenant was suspended as set forth above, provided that any Restricted Payment made during the Suspension Period shall in no event reduce the amount of Restricted Payments permitted by the first paragraph of the covenant described under “—Certain Covenants—Restricted Payments” below zero; provided, further, for the sake of clarity, that no Default or Event of Default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. For purposes of determining compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” the Excess Proceeds from all Asset Sales not applied in accordance with such covenant will be deemed to be reset to zero after the Reversion Date. In addition, during a Suspension Period, any future obligation to grant further Note Guarantees shall be released. All such further obligation to grant Note Guarantees shall be reinstated upon the Reversion Date.

In addition, the indenture also permits, without causing a Default or Event of Default, the Company and the Company’s Restricted Subsidiaries to honor any contractual commitments to take actions following a Reversion Date; provided that such contractual commitments were entered into during the Suspension Period and not in contemplation of a reversion of the Suspended Covenants.

There can be no assurance that the notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)           declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) other than:

(a)           dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company, and

(b)           dividends or distributions payable to the Company or a Restricted Subsidiary of the Company;

(2)           purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary of the Company;

(3)           make any voluntary or optional payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest when due or principal at the Stated Maturity thereof or the purchase, redemption, repurchase, defeasance, acquisition or retirement for value of any such Indebtedness within 365 days of the Stated Maturity thereof; or

(4)           make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a)           no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)           the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c)           such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company or the Company’s Restricted Subsidiaries since the Issue Date (including Restricted Payments permitted by clauses (1) and (13) of the next succeeding paragraph and excluding Restricted Payments permitted by all other clauses of the next succeeding paragraph; provided that the calculation of Restricted Payments shall exclude the amounts paid or distributed pursuant to clause (1) of the next succeeding paragraph to the extent that the declaration of such dividend or other distribution shall have previously been included as a Restricted Payment), is less than the sum, without duplication, of:

(1)           50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing immediately after the Issue Date to the end of the most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)           100% of the aggregate net proceeds, including cash and Fair Market Value of property other than cash (as determined in accordance with the second succeeding paragraph), received by the Company since the Issue Date as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of the Company or any direct or indirect parent of the Company (excluding, without duplication, Designated Preferred Stock), or from the issue or sale of Disqualified Stock of the Company or debt securities of the Company, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Company (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company); plus

(3)           100% of the aggregate amount of cash and the Fair Market Value of property other than cash (as determined in accordance with the second succeeding paragraph) received by the Company or a Restricted Subsidiary of the Company from (A) the sale or disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made after the Issue Date and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments made after the Issue Date (other than to the extent that such Restricted Investment was made pursuant to clause (12) of the next succeeding paragraph); (B) the sale (other than to the Company and its Restricted Subsidiaries) of the Capital Stock of an Unrestricted Subsidiary; (C) a distribution or dividend from an Unrestricted Subsidiary, to the extent that such amounts were not otherwise included in the Consolidated Net Income of the Company for such period; and (D) any Restricted Investment that was made after the Issue Date in a Person that is not a subsidiary at such time that subsequently becomes a Restricted Subsidiary of the Company; provided that such amount will not exceed the amount of the Restricted Investment initially made; plus

(4)           in the event that any Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary or has been merged or consolidated with or into or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, in each case after the Issue Date, the Fair Market Value of the Company’s Restricted Investment in such Subsidiary (as determined in accordance with the second succeeding paragraph) as of the date of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (14) of the next succeeding paragraph or constituted a Permitted Investment).

The preceding provisions will not prohibit:

(1)           the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2)           the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (c)(2) of the immediately preceding paragraph;

(3)           the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests so long as the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution;

(4)           the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5)           the repurchase, retirement or other acquisition (or the declaration and payment of dividends to, or the making of loans to, any direct or indirect parent of the Company, to finance any such repurchase, retirement or other acquisition) for value of Equity Interests of the Company, any direct or indirect parent of the Company or any Restricted Subsidiary of the Company held by any future, present or former employee, director or consultant of the Company, any direct or indirect parent of the Company or any Subsidiary of the Company (or any such Person’s estates or heirs) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other similar agreement or arrangement; provided, that the aggregate amounts paid under this clause (5) do not exceed $1.0 million in any calendar year; provided, further, that such amount in any calendar year may be increased by an amount not to exceed:

(a)           the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Qualifying Equity Interests of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company), to members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)           the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent of the Company (to the extent contributed to the Company), and its Restricted Subsidiaries after the Issue Date, (provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year);

(6)           the repurchase of Equity Interests (or the declaration and payment of any dividends to, or the making of loans to, any direct or indirect parent of the Company to finance such repurchase) (i) deemed to occur upon the exercise of stock options, warrants or other similar stock-based awards under equity plans of the Company, any of the Company’s Restricted Subsidiaries or any direct or indirect parent of the Company to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants or other similar stock-based awards under equity plans of the Company, any of its Restricted Subsidiaries or any direct or indirect parent of the Company, or (ii) in connection with a gross-up for tax withholding related to such Equity Interests;

(7)           the declaration and payment of regularly scheduled or accrued dividends to holders of a class or series of Disqualified Stock of the Company or any Preferred Stock of any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8)           payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares or upon the purchase, redemption or acquisition of fractional shares (or the declaration and payment of any dividends to, or the making of loans to, any direct or indirect parent of the Company to finance such payment, purchase, redemption or acquisition), including in connection with (i) the exercise of options or warrants, (ii) the conversion or exchange of Capital Stock, (iii) stock dividends, splits or combinations or business combinations or (iv) the Merger;

(9)           Permitted Payments to Parent;

(10)         so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the indenture and the declaration and payment of dividends to any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Company, issued after the date of the indenture; provided, however, that (a) the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Designated Preferred Stock is issued, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, would have been at least 2.0 to 1.0 and (b) the aggregate amount of dividends declared and paid pursuant to this clause (10) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the date of the indenture;

(11)         the payment of dividends, other distributions and other amounts by the Company to, or the making of loans to, any direct or indirect parent of the Company, in the amount required for such parent to, if applicable, pay amounts equal to amounts required for any direct or indirect parent of the Company, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been permanently contributed to the Company or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Company or any of its Restricted Subsidiaries incurred in accordance with the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(12)         the payment, purchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness that is contractually subordinated to the notes, Disqualified Stock or Preferred Stock of the Company and its Restricted Subsidiaries pursuant to provisions similar to those described under the captions “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that, prior to such payment, purchase, redemption, defeasance or other acquisition or retirement for value, the Company (or a third party to the extent permitted by the indenture) has made a Change of Control Offer or Asset Sale Offer, as the case may be, with respect to the notes as a result of such Change of Control or Asset Sale, as the case may be, and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer, as the case may be;

(13)         the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(14)         so long as no Default or Event of Default has occurred and is continuing, other Restricted Payments in an aggregate amount not to exceed $5.0 million;

(15)         any Restricted Payment made in connection with the Transactions as described in this prospectus and the fees and expenses related thereto or made to fund the Management Services Termination Fees or other amounts owed to Affiliates (including the declaration and payment of dividends to stockholders of the Company or to any direct or indirect parent company of the Company, the declaration and payment of dividends to, or the making of loans to, any direct or indirect parent company of the Company to fund any such payments and the redemption, repurchase or retirement for value of the PHC indebtedness);

(16)         payments and distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with the Merger or a consolidation, merger or transfer of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole that complies with the terms of the indenture, including the covenant described under “Merger, Consolidation or Sale of All or Substantially All Assets”; and

(17)         any repurchase, redemption, defeasance or other acquisition or retirement for value of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Company, and in the case of any assets or securities with a Fair Market Value in excess of $10.0 million, will be determined by the Board of Directors of the Company.

For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Preferred Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such Preferred Stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following (collectively, “Permitted Debt”):

(1)           the incurrence by the Company and any Restricted Subsidiary of the Company of Indebtedness and letters of credit and bankers’ acceptances under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) not to exceed (i) $165.0 million, less (ii) the aggregate amount of all Net Proceeds of Asset Sales required to be applied by the Company or any of its Restricted Subsidiaries since the Issue Date to repay any term Indebtedness under a Credit Facility or to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”, plus (iii) in the case of any refinancing of any Indebtedness permitted under this clause (1) or any portion thereof, the aggregate amount of customary underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(2)           the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness (other than the Indebtedness described in clauses (1) and (3) of this paragraph);

(3)           the incurrence by the Company and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the Issue Date and any exchange notes and related Note Guarantees issued pursuant to the registration rights agreement;

(4)           Indebtedness incurred by the Company or any of its Restricted Subsidiaries, including Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations (including such Indebtedness as lessee or guarantor), in each case, incurred for the purpose of financing all or any part of the acquisition, lease or cost of design, construction, installation or improvement of property, plant or equipment used or useful in a Permitted Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, in an aggregate principal amount, including all Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed the greater of (a) $7.5 million and (b) 2.0% of Total Assets at the time of incurrence, at any one time outstanding;

(5)           the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), this clause (5) or clause (13) of this paragraph;

(6)           the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a)           if the Company or any Guarantor are the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of the Company, or the Note Guarantee, in the case of a Guarantor; and

(b)           (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company,

              will be deemed, in each case, to constitute an issuance of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)           the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any Restricted Subsidiary of the Company of shares of Preferred Stock; provided, however, that:

(a)           any subsequent issuance or transfer of Equity Interests that results in any such Preferred Stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)           any sale or other transfer of any such Preferred Stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an issuance of such Preferred Stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)           the incurrence by the Company or any of the Company’s Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(9)           the guarantee by the Company or any Restricted Subsidiary of the Company of Indebtedness of the Company or a Restricted Subsidiary of the Company, in each case, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)         the incurrence by the Company or any of the Company’s Restricted Subsidiaries of Indebtedness in respect of letters of credit, bank guarantees, workers’ compensation claims, self-insurance obligations, bankers’ acceptances, guarantees, performance, surety, statutory, bid, appeal, completion, export or import, indemnities, customs, revenue bonds or similar instruments in the ordinary course of business, including guarantees or obligations with respect thereto (in each case other than for an obligation for money borrowed); provided, however that upon the drawing of any letters of credit, such obligations are reimbursed within 30 days following such drawing;

(11)         the incurrence by the Company or any of the Company’s Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 10 business days, and any Indebtedness arising from Treasury Management Arrangements incurred in the ordinary course of business;

(12)         the incurrence by Foreign Subsidiaries of Indebtedness in an aggregate principal amount not to exceed $2.5 million (or the equivalent thereof, measured at the time of each incurrence, in the applicable foreign currency), at any one time outstanding;

(13)         Indebtedness of any Person outstanding on the date such Person was acquired by the Company or a Restricted Subsidiary of the Company or was merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company; provided that, on the date that such Person is acquired by the Company or a Restricted Subsidiary of the Company and after giving effect to the incurrence of such Indebtedness and the acquisition of such Person pursuant to this clause (12), the Company would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant;

(14)         the incurrence by the Company or its Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price, earn-out or similar obligations, incurred in connection with the acquisition or disposition of any business, assets or Restricted Subsidiary of the Company (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition) or other investment in a business or Person, so long as, in the case of any disposition, the principal amount of such Indebtedness does not exceed the gross proceeds (including non-cash proceeds) actually received by the Company or any Restricted Subsidiary of the Company in connection with such transactions;

(15)         the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising in connection with endorsement of instruments for collection or deposit in the ordinary course of business;

(16)         the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of obligations to pay insurance premiums in an amount not to exceed the annual premiums in respect of such insurance premiums at any one time outstanding;

(17)         Indebtedness of the Company or any of its Restricted Subsidiaries, the proceeds of which are applied to defease or discharge the notes in accordance with the provisions summarized under the caption “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”;

(18)         take-or-pay obligations contained in supply arrangements entered into by the Company or a Restricted Subsidiary of the Company in the ordinary course of business;

(19)         Indebtedness related to unfunded pension fund and other employee benefit plan obligations and liabilities to the extent they are permitted to remain unfunded under applicable law;

(20)         the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness or the issuance by the Company of Disqualified Stock or the issuance by any Restricted Subsidiary of Preferred

Stock in an aggregate principal amount (or accreted value, as applicable) or liquidation value at any time outstanding, including all Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness or liquidation value incurred pursuant to this clause (20), not to exceed the greater of (a) $10.0 million and (b) 3.0% of Total Assets at the time of incurrence, at any time outstanding; provided, that any Indebtedness or Disqualified Stock incurred or issued pursuant to this clause (20) shall cease to be deemed incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company or the related Restricted Subsidiary could have incurred such Indebtedness or issued such Disqualified Stock under the first paragraph of this covenant without reliance on this clause (20) and, with respect to any Indebtedness secured by a Lien, the Secured Leverage Ratio would not exceed 3.0 to 1.0 following such redesignation;

(21)         Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities in a principal amount not in excess of the stated amount of such letter of credit;

(22)         the incurrence of any Physician Support Obligations by the Company or any Restricted Subsidiary, in an amount not to exceed $2.0 million at any one time outstanding; and

(23)         HUD Financings incurred after the Issue Date in an aggregate principal amount not to exceed $10.0 million outstanding at any time.

The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt but excluding intercompany Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (23) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant; provided that Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the indenture will be deemed to have been incurred in reliance on the exception provided by clause (1) of the definition of “Permitted Debt” and may not be later reclassified. The accrual of interest or Preferred Stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Preferred Stock or Disqualified Stock in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock or Disqualified Stock for purposes of this covenant or the covenant set forth under the caption “Certain Covenants—Liens”; provided, in each such case, that the amount thereof shall be included in Fixed Charges of the Company as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary of the Company may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)           the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)           the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)           in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)           the Fair Market Value of such assets at the date of determination; and

(b)           the amount of the Indebtedness of the other Person.

Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or assume any Lien of any kind securing Indebtedness on any asset now owned or hereafter acquired, except Permitted Liens, unless:

(1)           in the case of Liens securing subordinated Indebtedness, the notes and the Note Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2)           in all other cases, the notes and the Note Guarantees are equally and ratably secured.

Any Lien created for the benefit of the holders of the notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)           pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)           make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)           sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)           agreements governing Existing Indebtedness and Credit Facilities as in effect on the Issue Date (or otherwise required by such agreements in existence on the Issue Date) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date;

(2)           the indenture, the notes and the Note Guarantees and any exchange notes and related Note Guarantees issued pursuant to the registration rights agreement;

(3)           agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein either (i) are not materially more restrictive than those contained in agreements governing Indebtedness in effect on the Issue Date, or (ii) are not materially more disadvantagous to Holders of the notes than is customary in comparable financings (as determined by the Company in good faith) and in the case of (ii) either (x) the Company determines (in good faith) that such encumbrance or restriction will not affect the Company’s ability to make principal or interest payments on the notes or (y) such encumbrances or restrictions apply only during the continuance of a default in respect of payment or a financial maintenance covenant relating to such Indebtedness;

(4)           applicable law, rule, regulation or order;

(5)           any instrument of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such instrument was entered into in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(6)           customary provisions in contracts, leases, sub-leases and licenses entered into in the ordinary course of business;

(7)           purchase money obligations, mortgage financings and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)           contracts for the sale of assets, including any agreement for the sale or other disposition of a Restricted Subsidiary or all or substantially all of the assets of such Restricted Subsidiary in compliance with the terms of the indenture pending such sale or other disposition;

(9)           Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)         Secured Indebtedness otherwise permitted to be incurred pursuant to the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and Liens permitted to be incurred pursuant to the covenant described under the caption “—Liens”, in each case, that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)         provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), which limitation is applicable only to the assets or Persons that are the subject of such agreements;

(12)         restrictions on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(13)         customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(14)         any Restricted Investment not prohibited by the covenant described under the caption “—Restricted Payments” and any Permitted Investment;

(15)         customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(16)         Hedging Obligations entered into in the ordinary course of business and not for speculative purposes;

(17)         any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) in the immediately preceding paragraph imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (16) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive as a whole with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(18)         agreements relating to HUD Financing and any amendments of those agreements.

Merger, Consolidation or Sale of Assets

The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation), or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)           either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia and, if such entity is not a corporation, a co-obligor of the notes is a corporation organized or existing under any such laws;

(2)           the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to a supplemental indenture in the form attached to the Indenture;

(3)           immediately after such transaction, no Default or Event of Default exists; and

(4)           the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to (i) the Merger or (ii) any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and any wholly-owned Restricted Subsidiary of the Company. Clauses (3) and (4) of the first paragraph of this covenant will not apply to (a) any merger or consolidation of any Restricted Subsidiary with or into the Company or (b) a merger or consolidation of the Company with or into an Affiliate for the purpose of reincorporating the Company in another jurisdiction so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

All references to “Company” in this Description of the Exchange Notes shall be deemed to include any successor entity that assumes all of the obligations of the Company under the notes in a transaction that complies with this covenant. Following any such assumption (except in the case of a lease), the Company or such predecessor company, as the case may be, shall be released from its obligations under the indenture, the notes and the registration rights agreement.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1.0 million, unless:

(1)           the Affiliate Transaction is on terms that are not materially less favorable to the Company, taken as a whole, or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(2)           with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, the Company delivers to the trustee a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant; and

(3)           with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company delivers to the trustee an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from an Independent Financial Advisor.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)           any employment agreement, consulting agreement, severance agreement, employee benefit plan, compensation arrangement, officer or director indemnification agreement or any similar arrangement entered into by, or policy of, the Company or any of its Restricted Subsidiaries and payments pursuant thereto;

(2)           transactions between or among the Company and/or its Restricted Subsidiaries;

(3)           transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)           payment of fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of the Company or any of its Restricted Subsidiaries or any direct or indirect parent of the Company;

(5)           any issuance of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent company of the Company to Affiliates of the Company;

(6)          (a) Restricted Payments that do not violate the provisions of the indenture described above under the caption “—Restricted Payments” and (b) Permitted Investments;

(7)           sales of Equity Interests of the Company or any direct or indirect parent of the Company to Affiliates of the Company or its Restricted Subsidiaries not otherwise prohibited by the indenture and the granting of registration and other customary rights in connection therewith;

(8)           transactions with an Affiliate where the only consideration paid is Qualifying Equity Interests of the Company;

(9)           transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the trustee a letter from an Independent Financial Advisor stating that such transaction (i) is fair to the Company or such Restricted Subsidiary from a financial point of view or (ii) meets the requirements of clause (1) of the preceding paragraph;

(10)         payments or loans (or cancellation of loans) to employees or consultants in the ordinary course of business;

(11)         any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby;

(12)         transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(13)         any contributions to the common equity capital of the Company;

(14)         pledges of Equity Interests of Unrestricted Subsidiaries;

(15)         the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent of the Company, or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(16)         the Transactions and the payment of any reasonable fees or expenses incurred in connection therewith (including dividends to any direct or indirect parent company of the Company to fund such payment);

(17)         the entry into any tax-sharing arrangements between the Company or any of its Restricted Subsidiaries and any of their direct or indirect parents; provided, however, that any payment made by the Company or any of its Restricted Subsidiaries under such tax-sharing arrangements is, at the time made, otherwise permitted by the covenant described above under the caption “—Restricted Payments”;

(18)         transactions with customers, clients, lessors, landlords, suppliers, contractors, or purchasers or sellers of good or services that are Affiliates, in each case, in the ordinary course of business and otherwise in compliance with the terms of the indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company; and

(19)         transactions between the Company and any of the Company’s Restricted Subsidiaries and any Person a director of which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company.

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary that guarantees payment by the Company of Indebtedness under any Credit Facility (including, for the avoidance of doubt, any Indebtedness that would satisfy clause (b) of such term) after the Issue Date, then that newly acquired or created Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary will become a Guarantor and execute a supplemental indenture in the form attached to the Indenture within 30 days of the date on which it guarantees such Indebtedness; provided, however, that the foregoing shall not apply to (i) HUD Financing Subsidiaries, (ii) any Insurance Subsidiary and (iii) Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with this Indenture.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Subject to the next succeeding paragraph, the Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the holders of the notes (or file with the SEC for public availability) within the time periods specified in the SEC’s rules and regulations:

(1)           all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2)           all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing). To the extent any such information is not furnished within the time periods specified above and such information is subsequently furnished (including upon becoming publicly available, by filing such information with the SEC), the Company shall be deemed to have satisfied its obligations with respect thereto as such time and any Default with respect thereto shall be deemed to have been cured.

If, at any time after consummation of this Exchange Offer, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If notwithstanding the foregoing, the SEC will not accept the Company filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, cither on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1)           default for 30 days in the payment when due of interest and Additional Interest, if any, on the notes;

(2)           default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)           failure by the Company or any of its Restricted Subsidiaries for 60 days after notice by the trustee to the Company or by the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to the Company and the trustee to comply with any of the agreements in the indenture (other than a default referred to in clause (1) or (2) above);

(4)           default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(a)           is caused by a failure to pay principal of, or premium, if any, on any such Indebtedness at final Stated Maturity (after giving effect to any applicable grace periods) (a “Payment Default”); or

(b)           results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

(5)           failure by the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary to pay final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million (other than any judgments covered by indemnities or insurance policies issued by reputable and creditworthy companies), which judgments arc not paid, discharged or stayed, for a period of 60 days, after the applicable judgment becomes final and non-appealable;

(6)           except as permitted by the indenture, any Note Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (except as contemplated by the terms hereof), or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee and any such Default continues for 10 days; or

(7)           certain events of bankruptcy or insolvency described in the indenture with respect to either of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to either of the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes by notice to the Company (with a copy to the trustee if given by holders of notes) may declare all the notes to be due and payable immediately.

Holders of Notes may not enforce the Indenture or the Notes except as provided in the Indenture.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest and Additional Interest, if any.

In the event of a declaration of acceleration of the notes because an Event of Default has occurred and is continuing as a result of the acceleration of any Indebtedness described in clause (4) of the preceding paragraph

(excluding any resulting payment default under the indenture or the notes), the declaration of acceleration of the notes shall be automatically annulled if the holders of all Indebtedness described in clause (4) have rescinded the declaration of acceleration in respect of such Indebtedness within 20 days of the date of such declaration of acceleration of the notes, and if the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction, and all existing Events of Default, except non-payment of principal or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The indenture provides that if a Default is deemed to occur solely as a consequence of the existence of another Default (the “Initial Default”), then, at the time such Initial Default is cured, the Default that resulted solely because of that Initial Default will also be cured without any further action.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Additional Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)          such holder has previously given the trustee written notice that an Event of Default has occurred and is continuing;

(2)          holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

(3)          such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)          the trustee does not comply with such request within 60 days after receipt of the notice, request and the offer of security or indemnity; and

(5)          during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest or Additional Interest, if any, on, the notes (except nonpayment of principal, premium, if any, or interest on the notes that became due solely because of the acceleration of the notes).

The Company and each Guarantor is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at the option of the Company’s Board of Directors evidenced by resolutions set forth in an officers’ certificate, elect to have all of the Company’s obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1)          the rights of holders of outstanding notes to receive payments in respect of the principal of premium on, if any, and interest or Additional Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)          the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of transfer of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)          the rights, powers, trusts, duties and immunities of the trustee under the indenture, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)          the Legal Defeasance and Covenant Defeasance provision of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all Events of Default described under the caption “—Events of Default and Remedies” (except those relating to payments on the notes, covenants that are not subject to Covenant Defeasance or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)          the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars in an amount, non-callable Government Securities, the scheduled payments of principal of and interest thereon will be in an amount, or a combination thereof in amounts, as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, and interest and Additional Interest, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and all interest and Additional Interest, if any, accrued to such dates, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date.

(2)          in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)          in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time, as would have been the case if such Covenant Defeasance had not occurred;

(4)          no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)          such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of or constitute a default under, any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of the Guarantors is a party or by which the Company or any of the Guarantors is bound;

(6)          the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7)          the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest or Additional Interest, if any, on, the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including, without limitation, additional notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)          reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)          reduce the principal of or change the fixed maturity of any note or alter or waive any of the provisions relating to the dates on which the notes may be redeemed or the redemption price thereof with respect to the redemption of the notes;

(3)          reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)          waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest or Additional Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)          make any note payable in money other than that stated in the notes;

(6)           make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium on, if any, or interest or Additional Interest, if any, on, the notes;

(7)           modify the obligation of the Company to repurchase notes under the caption “—Repurchase at the Option of Holders,” after the date of an event giving rise to such repurchase obligation;

(8)           release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture;

(9)           make any change in the preceding amendment and waiver provisions; or

(10)         make any change to or modify, the ranking of the notes in respect of right of payment that would adversely affect the holders of the notes.

Notwithstanding the preceding, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture, the notes or the Note Guarantees:

(1)           to cure any ambiguity, mistake, defect or inconsistency;

(2)           to provide for uncertificated notes in addition to or in place of certificated notes;

(3)           to provide for the assumption of the Company’s or any Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale, assignment, transfer, conveyance, lease or other disposition of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)           to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holder in any material respects;

(5)           to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

(6)           to conform the text of the indenture, the notes or the Note Guarantees to any provision of the section entitled “Description of the Notes” in the Offering Memorandum;

(7)           to provide for the issuance of the exchange notes pursuant to the registration rights agreement and the additional notes in accordance with the limitations set forth in the indenture as of the Issue Date;

(8)           to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes in accordance with the terms of the indenture, to add security to or for the benefit of the notes, or to confirm and evidence the release, termination or discharge of any Note Guarantee or Lien with respect to or securing the notes when such release, termination or discharge is provided for under the indenture; or

(9)           to evidence and provide for the acceptance and appointment under the indenture of a successor trustee pursuant to the requirements therefor.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)           either:

(a)          all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company or discharged from such trust, have been cancelled or delivered to the trustee for cancellation; or

(b)          all such notes have become due and payable at final maturity or by reason of the mailing of a notice of redemption or will become due and payable within one year or will be redeemed within one year under arrangements satisfactory to the trustee for the giving of a notice of redemption in the name and at the expense of the Company and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars in an amount, non-callable Government Securities, the scheduled payments of principal of and interest thereon will be in an amount, or a combination thereof in amounts, as will be sufficient (in case Government Securities have been deposited, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants), without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on such notes for principal of, premium on, if any, and interest and Additional Interest if any, on, the notes to the date of maturity or redemption;

(2)           the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(3)           the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Company must deliver an officers’ certificate and an opinion of counsel to the trustee slating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the TIA) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its rights and powers under the indenture, to use the same degree of care in their exercise as a prudent man would exercise or use in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder of notes, unless such holder has offered to the trustee reasonable indemnity and/or security satisfactory to it against any loss, liability or expense. For example, the trustee may require a Holder to post a bond or other security if such Holder requests the trustee to file a lawsuit against the Company, because the trustee is not required under the indenture to expend or risk its own funds or incur any liability.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Acadia Healthcare Company, Inc., 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Christopher Howard.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1)           Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; provided, however, that any Indebtedness of such acquired Person that is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person merges with or into or becomes a Subsidiary of such Person shall not be considered to be Acquired Debt; and

(2)           Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” has the meaning assigned to that term pursuant to the registration rights agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)           1.0% of the principal amount of the note; or

(2)           the excess of:

(a)           the present value at such redemption date of (l) the redemption price of the note at November 1, 2015 (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”), plus (ii) all required interest payments due on the note through November 1, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)           the principal amount of the note.

“Asset Sale” means:

(1)           the sale, lease, conveyance or other disposition of any assets or rights by the Company or any of its Restricted Subsidiaries; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the covenant described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)           the issuance of Equity Interests (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or third parties to the extent required by applicable law or any Preferred Stock or Disqualified Stock of a Restricted Subsidiary of the Company issued in compliance with the provisions of the indenture described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) by any of the Company’s Restricted Subsidiaries or the sale by the Company or any of its Restricted Subsidiaries of Equity Interests in any of the Company’s Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)          any single transaction that involves assets or Equity Interests having a Fair Market Value of less than $2.5 million;

(2)          a transfer of assets between or among the Company and its Restricted Subsidiaries;

(3)          an issuance or sale of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(4)          the sale, lease or other transfer of products, inventory, services or accounts receivable in the ordinary course of business, the discount or forgiveness of accounts receivable in the ordinary course of business in connection with the collection or compromise thereof, the disposition of business not comprising the disposition of an entire line of business and any sale or other disposition of surplus, damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of the Company, no longer economically practicable or commercially reasonable to maintain or useful in any material respect, taken as a whole, in the conduct of the business of the Company and its Restricted Subsidiaries taken as whole);

(5)          licenses and sublicenses by the Company or any of its Restricted Subsidiaries of software or intellectual property;

(6)          any surrender, termination or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;

(7)          the granting of Liens not prohibited by the covenant described above under the caption “—Certain Covenants—Liens”;

(8)          the sale or other disposition of cash or Cash Equivalents;

(9)          a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment;

(10)        leases and subleases and licenses and sublicenses by the Company or any of its Restricted Subsidiaries of real or personal property in the ordinary course of business;

(11)        any liquidation or dissolution of a Restricted Subsidiary provided that such Restricted Subsidiary’s direct parent is also either the Company or a Restricted Subsidiary of the Company and immediately becomes the owner of such Restricted Subsidiary’s assets;

(12)        [Reserved];

(13)        the granting of any option or other right to purchase, lease or otherwise acquire inventory and delinquent accounts receivable in the ordinary course of business;

(14)        any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(15)        any exchange of assets for assets (including a combination of assets and Cash Equivalents) related to a Permitted Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Company;

(16)        the sale, transfer, termination or other disposition of Hedging Obligations incurred in compliance with the indenture;

(17)        sales of assets received by the Company or any of its Restricted Subsidiaries upon the foreclosure on a Lien;

(18)        any trade-in of equipment by the Company or any Restricted Subsidiary of the Company in exchange for other equipment; provided that in the good faith judgment of the Company, the Company or such Restricted Subsidiary receives equipment having a Fair Market Value equal or greater than the equipment being traded in; and

(19)        the transfer, sale or other disposition resulting from any involuntary loss of title, involuntary loss or damage to or destruction of, or any condemnation or other taking of, any property or assets of the Company or any Restricted Subsidiary.

“Asset Sale Offer” has the meaning assigned to that term in the indenture governing the notes.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1)          with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)          with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)          with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)          with respect to any other Person, the board or committee of such Person serving a similar function.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1)          in the case of a corporation, corporate stock;

(2)          in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)          in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)          any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)          United States dollars, pounds sterling, euros, the national currency of any participating member state of the European Union or, in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)          readily marketable direct obligations of any member of the European Economic Area, Switzerland, or Japan, or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of such country, and, at the time of acquisition thereof, having a credit rating of at least AA- (or the equivalent grade) by Moody’s or Aa3 by S&P;

(3)          marketable general obligations issued by any state of the United States or any political subdivision thereof or any instrumentality thereof that are guaranteed by the full faith and credit of such state, at the time of acquisition thereof, having a credit rating of at least AA- (or the equivalent grade) by Moody’s or Aa3 by S&P;

(4)          securities or any other evidence of Indebtedness or readily marketable direct obligations issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities), having maturities of not more than 12 months from the date of acquisition;

(5)          certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million;

(6)          repurchase obligations for underlying securities of the types described in clauses (4) and (5) above entered into with any financial institution meeting the qualifications specified in clause (5) above;

(7)          commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within 12 months after the date of acquisition; and

(8)          money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)          the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act)) other than the Permitted Holders; or

(2)          the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above)) other than the Permitted Holders becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company, measured by voting power rather than number of shares.

“Change of Control Offer” has the meaning assigned to that term in the indenture governing the notes.

“Change of Control Payment” has the meaning assigned to that term in the indenture governing the notes.

“Change of Control Payment Date” has the meaning assigned to that term in the indenture governing the notes.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)          provision for taxes based on income, profits or capital (including state franchise taxes and similar taxes in the nature of income tax) of such Person and its Restricted Subsidiaries for such period, franchise taxes and foreign withholding taxes and including an amount equal to the tax distributions actually made to the holders of the Capital Stock of such Person or any direct or indirect parent of such Person in respect of such period in accordance with clause (3) of the definition of “Permitted Payments to Parent,” as though such amounts had been paid as income taxes directly by such Person, in each case, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2)          the consolidated depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period (including amortization of intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses), to the extent such expenses were deducted in computing such Consolidated Net Income; plus

(3)          the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)          any other consolidated non-cash charges of such Person and its Restricted Subsidiaries for such period, to the extent that such consolidated non-cash charges were included in computing such Consolidated Net Income; provided that if any such non-cash charge represents an accrued or reserve for anticipated cash charges in future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period; plus

(5)          any expenses in connection with earn-out obligations of such person and its Restricted Subsidiaries for such period, to the extent that such expenses were deducted in computing such Consolidated Net Income; plus

(6)          losses in respect of post-retirement benefits of such Person, as a result of the application of ASC 715, Compensation—Retirement Benefits, to the extent that such losses were deducted in computing such Consolidated Net Income; plus

(7)          any proceeds from business interruption insurance received by such Person during such period, to the extent the associated losses arising out of the event that resulted in the payment of such business interruption insurance proceeds were included in computing Consolidated Net Income; plus

(8)          any expense to the extent that a corresponding amount is received during such period in cash by the Company or any Restricted Subsidiary under any agreement providing for indemnification or reimbursement of such expense; plus

(9)          (a) the non-cash portion of rent expenses minus (b) the cash portion of rent expense which exceeds the amount expensed in respect of such rent expense, except for the impact of landlord construction allowance amortization; plus

(10)        expenses and loss incurred through December 31, 2012 with respect to the Company’s facility in Tampa Bay, Florida in an amount not to exceed $1.25 million; plus

(11)        rent expense with respect to the Company’s Capstone Academy facility in an aggregate amount not to exceed $0.7 million; plus

(12)        any losses due to the application of FAS 160, Non-Controlling Interests in Consolidated Financial Statements, to the extent that such losses were deducted in computing such Consolidated Net Income; minus

(13)        the amount of any gain in respect of post-retirement benefits as a result of the application of ASC 715, Compensation—Retirement Benefits, to the extent such gains were taken into account in computing such Consolidated Net Income; minus

(14)        non-cash gains increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business and other than reversals of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and without any reduction in respect of Preferred Stock dividends; provided that:

(1)           any after-tax effect of all extraordinary, nonrecurring or unusual gains or losses or income or expenses (including any financial advisory fees, accounting fees, legal fees and other similar advisory and consulting fees (including the Management Services Termination Fees), management fees, transaction fees and expenses incurred as a result of the Transactions and any amortization thereafter) or any restructuring charges or reserves, including, without limitation, any expenses related to any reconstruction, recommissioning or reconfiguration of fixed assets for alternate uses, retention, severance, system establishment cost, contract termination costs, costs to consolidate or close facilities and relocate employees, integration costs, will be excluded;

(2)           any expenses, costs or charges incurred, or any amortization thereof for such period, in connection with any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or incurrence or repayment of Indebtedness permitted under the indenture, including a refinancing thereof (in each case whether or not successful) (including any such costs and charges incurred in connection with the Transactions), and all gains and losses realized in connection with any business disposition or any disposition of assets outside the ordinary course of business or the disposition of securities or the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments, together with any related provision for taxes on any such gain, loss, income or expense will be excluded;

(3)           the net income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be excluded, provided that the income of such Person will be included to the extent of the amount of dividends or similar distributions paid in cash (or converted to cash) to the specified Person or a Restricted Subsidiary of the Person;

(4)           the net income (or loss) of any Person and its Restricted Subsidiaries will be calculated without deducting the income attributed to, or adding the losses attributed to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of the dividends paid in cash (or convertible into cash) during such period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties;

(5)          solely for the purpose of the covenant described above under the caption “—Certain Covenants—Restricted Payments,” the net income (but not loss) of any Restricted Subsidiary (other than a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person will be increased by the amount of dividends or distributions or other payments actually paid in cash (or converted to cash) by any such Restricted Subsidiary to such Person in respect of such period, to the extent not already included therein;

(6)          the cumulative effect of any change in accounting principles will be excluded;

(7)          (a) any non-cash expenses resulting from the grant or periodic remeasurement of stock options, restricted stock grants or other equity incentive programs (including any stock appreciation and similar rights) and (b) any costs or expenses incurred pursuant to any management equity plan or stock option plan or other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent, in the case of clause (b), that such costs or expenses are funded with cash proceeds contributed to the common equity capital of the Company or a Restricted Subsidiary of the Company, will be excluded;

(8)          the effect of any non-cash impairment charges or write-ups, write-downs or write-offs of assets or liabilities resulting from the application of GAAP and the amortization of intangibles arising from the application of GAAP, including pursuant to ASC 805, Business Combinations, ASC 350, Intangibles—Goodwill and Other, or ASC 360, Property, Plant and Equipment, as applicable, will be excluded;

(9)          any net after-tax income or loss from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposed, abandoned or discontinued, transferred or closed operations will be excluded;

(10)        any increase in amortization or depreciation, or effect of any adjustments to inventory, property, plant or equipment, software, goodwill and other intangibles, debt line items, deferred revenue or rent expense, any one time cash charges or other effects, in each case, resulting from purchase accounting in connection with the Transactions or any other acquisition prior to or following the Issue Date will be excluded;

(11)        an amount equal to the tax distributions actually made to the holders of the Capital Stock of such Person or any direct or indirect parent of such Person in respect of such period in accordance with clause (3) of the definition of “Permitted Payments to Parent” will be included as though such amounts had been paid as income taxes directly by such Person for such period;

(12)        any net gain or loss from Hedging Obligations or in connection with the early extinguishment of Hedging Obligations (including of ASC 815, Derivatives and Hedging) shall be excluded; and

(13)        accruals and reserves that are established or adjusted within 12 months after the Issue Date that are so required to be established as a result of the Transactions in accordance with GAAP shall be excluded.

“Continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Credit Agreement” means that certain Credit Agreement, dated as of April 1, 2011, among Acadia Healthcare Company, Inc. (f/k/a Acadia Healthcare Company, LLC), the guarantors identified therein, the lenders identified therein and Bank of America, N.A., as administrative agent (as amended by the First

Amendment thereto, dated as of July 12, 2011, and the Second Amendment thereto, dated as of July 12, 2011) and including any related notes, Guarantees, collateral documents, mortgages, instruments and agreements executed in connection therewith, and, in each case, as further amended, restated, modified, renewed, extended, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to investors) in whole or in part from time to time, in one or more agreements or indentures (in each case with the same or new agents, lenders or investors), including any agreement adding or changing the borrower or any guarantor or extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder, restructuring lien priorities, increasing the amount loaned or issued thereunder or changing the obligations secured or altering the maturity thereof.

“Credit Facilities” means, (a) one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, (b) debt securities, indentures, bonds, notes or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) sold to investors, or (c) instruments or agreements evidencing any other Indebtedness, in each case with banks or other lenders or investors (including without limitation, any private equity fund) and, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time, in one or more agreements or indentures (in each case with the same or new agents, lenders or investors), including any agreement adding or changing the borrower or any guarantor or extending the maturity thereof or otherwise restructuring all or any portion of the Indebtedness thereunder, restructuring lien priorities, increasing the amount loaned or issued thereunder or changing the obligations secured or altering the maturity thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officer’s certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an officer’s certificate, on the date of issuance thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the covenant described under the caption “—Certain Covenants—Restricted Payments.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company, any direct or indirect parent of the Company, or the Company’s Restricted Subsidiaries or by any such plan to such employees, such Capital Stock will not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock will not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale either (1) of Equity Interests of the Company by the Company (other than Disqualified Stock and other than to a Subsidiary of the Company or any direct or indirect parent of the Company) or (2) of Equity Interests of a direct or indirect parent of the Company (other than to the Company, a Subsidiary of the Company or any direct or indirect parent of the Company), in each case other than public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-8.

“Existing Indebtedness” means all Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date.

“Fair Market Value” means the value (which, for the avoidance of doubt, will take into account any liabilities, contingent or otherwise, associated with related assets) that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s-length transaction, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than in the case of revolving credit borrowings, in which case interest expense will be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (as determined in good faith by the Company, as certified in an officers’ certificate delivered to the trustee) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

For purposes of making the computations referred to above, if Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) are made after the Issue Date and during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”), then the Fixed Charge Coverage Ratio will be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations, discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary of the Company or was merged with or into the Company or any Restricted Subsidiary of the Company since the beginning of such period will have made or effected any Investment, acquisition, disposition, merger, consolidation or discontinued operation, then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation, discontinued operation, or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations will be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations have a remaining term in excess of 12 months as of the Calculation Date). For purposes of this definition, interest on a Capital Lease Obligation will be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, will be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate. Any pro forma calculations made pursuant to this definition may include adjustments appropriate, in the reasonable determination of the Company, as set forth in an officers’ certificate delivered to the trustee, to reflect adjustments calculated to give effect to any Pro Forma Cost Savings.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)          the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income, including, without limitation, amortization of OID, the interest component of all payments associated with Capital Lease Obligations, and the net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates (but excluding any non-cash interest expense attributable to the market-to-market valuation of Hedging Obligations or other derivatives pursuant to GAAP) and excluding amortization or write-off of deferred financing fees and expensing of any other financing fees, including any expensing of bridge or commitment fees, and the non-cash portion of interest expense resulting from the reduction in the carrying value under purchase accounting of the Company’s outstanding Indebtedness; provided that, for purposes of calculating consolidated interest expense, no effect will be given to the discount and/or premium resulting from the bifurcation of derivatives under ASC 815, Derivatives and Hedging as a result of the terms of the Indebtedness to which such consolidated interest expense applies; plus

(2)          the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)          all cash dividends, whether paid or accrued, on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, excluding items eliminated in consolidation, in each case, determined on a consolidated basis in accordance with GAAP; minus

(4)          the consolidated interest income of such Person and its Restricted Subsidiaries for such period, whether received or accrued, to the extent such income was included in determining Consolidated Net Income.

“Foreign Subsidiary means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary and any direct or indirect Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board Accounting Standards Codification or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date, except with respect to any reports or financial information required to be delivered pursuant to the covenant described above under the caption “—Certain Covenants—Reports,” which shall be prepared in accordance with GAAP as in effect on the date thereof. For the purposes of the indenture, the term “consolidated,” with respect to any Person, shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Government Securities” has the meaning assigned to that term in the indenture governing the notes.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantors” means:

(1)          each direct or indirect Domestic Subsidiary of the Company on the Issue Date; and

(2)          any other Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)          interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)          other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)          other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“HUD Financing” means Indebtedness of HUD Financing Subsidiaries that is insured by the Federal Housing Administration, an organizational unit of the United States Department of Housing and Urban Development.

“HUD Financing Subsidiary” means any Domestic Subsidiary formed solely for the purpose of holding assets pledged as security in connection with any HUD Financing; provided that the designation of a Domestic Subsidiary as a HUD Financing Subsidiary shall be evidenced by an Officers’ Certificate stating that such Domestic Subsidiary shall be designated as a HUD Financing Subsidiary and certifying that the sole purpose of such HUD Financing Subsidiary shall be to hold assets pledged as security in connection with HUD Financing and that the incurrence of the HUD Financing complies with the provisions of covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Indebtedness ” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables, deferred compensation, deferred rent (other than for Capital Lease Obligations), and landlord allowances), whether or not contingent:

(1)          in respect of borrowed money;

(2)          evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)          in respect of banker’s acceptances;

(4)          representing Capital Lease Obligations;

(5)          representing the balance of deferred and unpaid purchase price of any property or services due more than 60 days after such property is acquired or such services are completed; or

(6)          representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person; provided that contingent obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness. Indebtedness shall be calculated without giving effect to the effects of ASC 815, Derivatives and Hedging and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in a Permitted Business, in each case of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Insurance Subsidiary” means any future Subsidiary of the Company engaged solely in one or more of the general liability, professional liability, health and benefits and workers compensation and any other insurance businesses, providing insurance coverage for the Company, its Subsidiaries and any of its direct or indirect parents and the respective employees, officers or directors thereof.

“Investment Grade Securities” means:

(1)          securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and in each case with maturities not exceeding two years from the date of acquisition;

(2)          securities that have a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB-(or the equivalent) by S&P, or an equivalent rating by any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-l(c)(2)(vi)(F) under the Exchange Act;

(3)          investments in any fund that invests at least 95% of its assets in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution; and

(4)           corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel, relocation and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person, together with all items that are required to be classified as investments on a balance sheet prepared in accordance with GAAP in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair-Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value. Notwithstanding anything in this Description of the Exchange Notes to the contrary, for purposes of the covenant described above under the caption “—Certain Covenants—Restricted Payments”:

(1)            “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary of the Company, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)          the Company’s “Investment” in such Subsidiary at the time of such redesignation; minus

(b)          the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)           any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means November 1, 2011.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any financing lease in the nature thereof.

“Management Services Termination Fees” means the fees payable to the Waud Capital Partners, L.L.C. pursuant to the termination agreement in respect of the professional services agreement by and between Waud Capital Partners, L.L.C. and Parent.

“Merger” means the merger of Merger Sub with and into PHC, Inc. pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, by and among the Company, Merger Sub and PHC, Inc., dated as of May 23, 2011.

“Merger Sub” means Acadia Merger Sub, LLC, a Delaware limited liability company.

“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, but excluding the assumption by the acquiring Person of Indebtedness relating to the disposed asset or other consideration received in any other non-cash form), net of the costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including, without limitation, legal, accounting and investment banking fees, discounts and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, amounts applied to the repayment of principal, premium (if any) and interest on Indebtedness that is secured by the property or the assets that are the subject of such Asset Sale or that is otherwise required (other than pursuant to the fifth paragraph of the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, and any funded escrow established pursuant to the documents evidencing any such sale or disposition to secure any indemnification obligations or adjustments to the purchase price associated with any such sale or disposition (provided that to the extent that any amounts are released from such escrow to the Company or a Restricted Subsidiary, such amounts net of any related expenses shall constitute Net Proceeds).

“Non-Recourse Debt” means Indebtedness:

(1)          as to which neither the Company, nor any of the Company’s Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; and

(2)          as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company, or any of the Company’s Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Note Guarantee” means the Guarantee by each Guarantor of the Company’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the notes shall not include fees or indemnifications in favor of the trustee and other third parties other than the holders of the notes.

“Offering Memorandum” means the final offering memorandum dated October 27, 2011 covering the offer and sale of the Outstanding Notes.

“Parent” means Acadia Healthcare Holdings, LLC.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash and Cash Equivalents; provided, that any cash and Cash Equivalents received are applied in accordance with the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales.”

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date, including the ownership, operation and/or management of hospitals, outpatient clinics, group homes, medical and surgical assets or other facilities or assets that are used or useful in or related to the provision of health care services, education and support services, addiction treatment programs or similar services, or in connection with the ownership, operation and/or management of such hospitals, outpatient clinics, group homes, medical and surgical assets or other facilities or assets ancillary to the provision of health care services, education and support services, addiction treatment programs or similar services or information or the investment in or management, lease or operation of hospitals, outpatient clinics, group homes or medical and surgical assets.

“Permitted Holders” mean (i) each of the Principals, Joey Jacobs and Brent Turner (ii) any Related Party of any of the foregoing persons, (iii) any Person that has no material assets other than the Capital Stock of the Company or any direct or indirect parent of the Company, and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Company, and of which no other Person or group (in each case within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any Permitted Holder specified in clause (i) or (ii) above, holds 50% or more of the total voting power of the Voting Stock thereof, and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any Permitted Holder specified in clause (i), or (ii) above and that, directly or indirectly, holds or acquires beneficial ownership of the Voting Stock of the Company or any direct or indirect parent of the Company (a “Permitted Holder Group”); provided that (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other group (other than a Permitted Holder specified in clause (i) or (ii) above) beneficially owns 50% or more on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any person or group, together with its Affiliates, whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)           any Investment in the Company (including in the notes) or in a Restricted Subsidiary of the Company;

(2)           any Investment in cash, Cash Equivalents or Investment Grade Securities;

(3)           any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)          such Person becomes a Restricted Subsidiary of the Company; or

(b)          such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)           any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5)          any acquisition of assets or Capital Stock solely in exchange for, or out of the proceeds of, the issuance of Equity Interests (other than Disqualified Stock) of the Company or of any direct or indirect parent of the Company;

(6)          any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes;

(7)          Investments represented by Hedging Obligations in the ordinary course of business and not for speculative purposes;

(8)          Loans or advances to employees made in the ordinary course of business of the Company or any Subsidiary of the Company in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(9)          repurchases of the notes;

(10)        any guarantee of Indebtedness permitted to be incurred by the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(11)        any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date and any Investment consisting of an extension, modification, renewal, replacement, refunding or refinancing of any investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under the indenture;

(12)        Investments acquired after the Issue Date as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a merger, amalgamation or consolidation with or into the Company or any of its Restricted Subsidiaries in a transaction that is not prohibited by the covenant described above under the caption “—Merger, Consolidation or Sale of Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13)        Investments by the Company and its Restricted Subsidiaries consisting of deposits, prepayment and other credits to suppliers or landlords made in the ordinary course of business;

(14)        guaranties made in the ordinary course of business of obligations owed to landlords, suppliers, customers, franchisees and licensees of the Company and its Subsidiaries;

(15)        any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Company of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(16)        loans and advances to officers, directors and employees for business-related travel expenses, moving and relocation expenses and other similar expenses, in each case incurred in the ordinary course of business;

(17)        Investments consisting of the licensing, sublicensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(18)        Investments in joint ventures of the Company or any of its Restricted Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding, not to exceed $5.0 million, at any one time outstanding;

(19)        Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses of intellectual property or leases, in each case, in the ordinary course of business;

(20)        loans and advances made by the Company or any of its Restricted Subsidiaries to officers, directors or employees of the Company or the Company’s Restricted Subsidiaries, the proceeds of which are used to purchase Equity Interests of the Company, any direct or indirect parent of the Company, or the Company’s Restricted Subsidiaries in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(21)        any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (6), (9), (10) and (12) of such covenant);

(22)        any acquisition of assets or Capital Stock solely in exchange for, or out of the net cash proceeds received from, the issuance of Equity Interests (other than Disqualified Stock) of the Company or any contribution to the common equity of the Company; provided that the amount of any such net cash proceeds that are utilized for any such Investment pursuant to this clause (22) will be excluded from clause (c)(2) of the first paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments”;

(23)        Physician Support Obligations in an amount not to exceed $2.0 million at any one time outstanding;

(24)        Pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business;

(25)        Guarantees of the Company or any Restricted Subsidiary in connection with the provision of credit card payment processing services;

(26)        Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the indenture; and

(27)        other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (27) that are at the time outstanding not to exceed the greater of (a) $5.0 million and (b) 1.5% of Total Assets at the time of such Investment, at any time outstanding.

For purposes of this definition, in the event that a proposed Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (27) above, or is otherwise entitled to be incurred or made pursuant to the covenant contained under “—Certain Covenants—Limitation on Restricted Payments” above, the Company will be entitled to classify, or later reclassify, such Investment (or portion thereof) in one or more of such categories set forth above or under “—Certain Covenants—Limitation on Restricted Payments.”

“Permitted Liens” means:

(1)        Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness incurred pursuant to clause (1) of the definition of “Permitted Debt” and other Obligations under or pursuant to Credit Facilities;

(2)           Liens in favor of the Company or the Guarantors;

(3)           Liens on assets, property or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or a Restricted Subsidiary of the Company; provided that such Liens (a) were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation and (b) do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of the Company or the surviving entity of any such merger or consolidation;

(4)           Liens on assets or on property (including Capital Stock) existing at the time of acquisition of the assets or property by the Company or any Subsidiary of the Company; provided that such Liens (a) were in existence prior to such acquisition and not incurred in contemplation of, such acquisition and (b) do not extend to any other assets of the Company or any of its Subsidiaries;

(5)           Liens, pledges or deposits to secure the performance of bids, trade contracts, leases, statutory obligations, insurance, judgments, surety or appeal bonds, workers’ compensation obligations, performance bonds, unemployment insurance obligations, social security obligations, or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(6)           Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the definition of “Permitted Debt” covering only the assets acquired with or financed by such Indebtedness; provided that individual financings of property or equipment provided by one lender may be cross collateralized to other financings of property or equipment provided by such lender;

(7)           Liens existing on the Issue Date;

(8)           Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)           Liens imposed by law, such as earners’, warehousemen’s, materialmen’s, landlord’s, workmen’s, repairmen’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(10)         survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)         Liens created for the benefit of (or to secure) the notes (or the Note Guarantees) and any notes (or Note Guarantees) issued in exchange therefor pursuant to the registration rights agreement;

(12)         Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that

(a)          the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)          the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount (or accreted amount, if applicable), or, if greater,

committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)         Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(14)         filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases or consignment of goods;

(15)         bankers’ Liens, rights of set-off, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made to the extent required by GAAP;

(16)         Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(17)         Liens on specific items of inventory or other goods and the proceeds thereof (including documents, instruments, accounts, chattel paper, letter of credit rights, general intangibles, supporting obligations and claims under insurance policies relating thereto) of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)         leases, licenses, sub-leases or sub-licenses of assets (as lessor, lessee, licensor or licensee) in the ordinary course of business;

(19)         Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(20)         statutory, common law or contractual Liens of creditor depository institutions or institutions holding securities accounts (including the right of set-off or similar rights and remedies);

(21)         customary Liens granted in favor of a trustee to secure fees and other amounts owing to such trustee under an indenture or other agreement pursuant to which Indebtedness not prohibited by the indenture is issued including the indenture for the notes;

(22)         Liens permitted to be incurred pursuant to clause (12) of the definition of “Permitted Debt”; provided that such Liens extend solely to the property or assets (or income or profits therefrom) of such Foreign Subsidiary;

(23)         Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

(24)         Liens securing Hedging Obligations entered into in the ordinary course of business and not for speculative purposes; provided that such Hedging Obligations are permitted to be incurred under the indenture;

(25)         Liens on assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets otherwise permitted under the indenture for so long as such agreements are in effect;

(26)        Liens securing Indebtedness or other Obligations of the Company or a Restricted Subsidiary of the Company owing to the Company or another Restricted Subsidiary of the Company permitted to be incurred in accordance with the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and Liens in favor of the Company or a Restricted Subsidiary;

(27)        Leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(28)        deposits made in the ordinary course of business to secure liability to insurance earners;

(29)        Liens securing Indebtedness permitted to be incurred pursuant to the first paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that at the time of incurrence such Indebtedness does not exceed the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would cause the Secured Leverage Ratio of the Company to exceed 3.0 to 1.0;

(30)        other Liens with respect to obligations that do not exceed the greater of (a) $10 million and (b) 2.5% of Total Assets at the time of incurrence, at any one time outstanding;

(31)        Liens incurred to secure Indebtedness incurred pursuant to clause (23) of the definition of “Permitted Debt”;

(32)        Liens incurred to secure any Treasury Management Arrangement incurred in the ordinary course of business;

(33)        Liens solely on any cash earnest money deposits made by the Company or any Restricted Subsidiary of the Company in connection with any letter of intent or purchase agreement permitted under the indenture;

(34)        Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(35)        Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attached to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(36)        Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection;

(37)        Liens arising on any real property as a result of eminent domain, condemnation or similar proceedings against such property; and

(38)        Liens of sellers of goods to the Company or any of its Subsidiaries arising under Article 2 of the UCC in effect in the relevant jurisdiction in the ordinary course of business, covering only the goods sold and covering only the unpaid purchase price for such goods and related expenses.

For purposes of determining compliance with this definition, (a) Permitted Liens need not be incurred solely by reference to one category of Permitted Liens described above but are permitted to be incurred in part under any combination thereof and (b) in the event that a Lien (or any portion thereof) meets the criteria of one or more categories of Permitted Liens described above, the Company shall, in its sole discretion, classify (or later reclassify) such item of Permitted Liens (or any portion thereof) in any manner that complies with this definition and will only be required to include the amount and type of such item of Permitted Liens in one of the above clauses and such Lien will be treated as having been incurred pursuant to only one of such clauses.

“Permitted Payments to Parent” means the declaration and payment of dividends by the Company to, or the making of loans to, any direct or indirect parent of the Company in amounts required for any direct or indirect parent of the Company (and, in the case of clause (3) below, its direct or indirect members), to pay, in each case without duplication:

(1)          general corporate operating and overhead costs and expenses (including without limitation, expenses related to reporting obligations and any franchise taxes and other fees, taxes and expenses required to maintain their corporate existence) of any direct or indirect parent of the Company to the extent such costs and expenses are reasonably attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(2)          reasonable fees and expenses (other than to Affiliates of the Company) incurred in connection with any unsuccessful debt or equity offering or other financing transaction by such direct or indirect parent of the Company;

(3)          with respect to any taxable year, federal, foreign, state and local income or franchise taxes (or any similar or alternative tax in lieu thereof) to the extent reasonably attributable to the ownership of or the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments with respect to any taxable year does not exceed the amount that the Company and its Restricted Subsidiaries (and, if applicable, the Company’s Unrestricted Subsidiaries) would have been required to pay in respect of such federal, foreign, state and local income or franchise taxes with respect to such taxable year were such entities paying taxes separately from any parent entity at the highest combined applicable federal, foreign, state, local or franchise tax rate applicable to such taxable year; and

(4)          customary salary, bonus, severance, indemnification obligations and other benefits payable to officers and employees of such direct or indirect parent company of the Company to the extent such salaries, bonuses, severance, indemnification obligations and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)          the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or, if greater, the committed amount of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums and defeasance costs, incurred in connection therewith);

(2)          (A) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged has a final maturity date earlier than the Stated Maturity of the notes, such Permitted Refinancing Indebtedness shall not have a Stated Maturity date earlier than the Stated Maturity of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged or (B) if the Indebtedness being refunded, replaced or refinanced has a Stated Maturity after the Stated Maturity of the notes, such Permitted Refinancing Indebtedness shall not have a Stated Maturity earlier than 90 days after the Stated Maturity of any notes then outstanding;

(3)          such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time it is incurred that is not less than the Weighted Average Life to Maturity of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(4)          if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

provided, however, that Permitted Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary (other than a Guarantor) that refinances Indebtedness of the Company or a Guarantor or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Physician Support Obligation” means a loan to or on behalf of, or a guarantee of indebtedness of, a Qualified Physician made or given by the Company or any of its Subsidiaries (a) in the ordinary course of its business, and (b) pursuant to a written agreement having a period not to exceed five years; provided, however, that any such guarantee of Indebtedness of a Qualified Physician shall be expressly subordinated in right of payment to the Notes or the Note Guarantees, as the case may be.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Principals” means (1) Sponsor and (2) one or more investment funds advised, managed or controlled by Sponsor and, in each case (whether individually or as a group) their Affiliates.

“Pro Forma Cost Savings” means, without duplication, with respect to any period, (1) the reductions in costs and other operating improvements or synergies that are implemented, committed to be implemented, the commencement of implementation of which has begun or are reasonably expected to be implemented in good faith with respect to a pro forma event within twelve months of the date of such pro forma event and that are supportable and quantifiable, as if all such reductions in costs and other operating improvements or synergies had been effected as of the beginning of such period, decreased by any non-one-time incremental expenses incurred or to be incurred during such four-quarter period in order to achieve such reduction in costs and (2) all adjustments used in connection with the calculation of “Adjusted EBITDA” as set forth in the footnotes under the caption “Summary—Summary Historical Condensed Consolidated Financial Data” and “Summary Pro Forma Condensed Combined Financial Data” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four quarter period. Pro Forma Cost Savings described in the preceding sentence shall be accompanied by a certificate delivered to the Trustee from the Company’s chief financial officer that outlines the specific actions taken or to be taken and the net cost reductions and other operating improvements or synergies achieved to be achieved from each such action and certifies that the cost reductions and other operating improvements or synergies meet the criteria set forth in the preceding sentence.

“Qualified Physicians” means one or more physicians or health care professionals providing service to patients in a health care facility owned, operated or managed by the Company or any of its Subsidiaries.

“Qualifying Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Permitted Business and not classified as current assets under GAAP; provided, that assets received by the

Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary will not qualify as Related Business Assets if they consist of securities of a Person, unless upon receipt of such securities such Person becomes a Restricted Subsidiary of the Company.

“Related Party” means (a) with respect to Waud Capital Partners, L.L.C., (i) any investment fund controlled by or under common control with Waud Capital Partners, L.L.C., any officer or director of the foregoing persons, or any entity controlled by any of the foregoing persons and (ii) any spouse or lineal descendant (including by adoption or stepchildren) of the officers and directors referred to in clause (a)(i); and (b) with respect to any officer of the Company or its Subsidiaries, (i) any spouse or lineal descendant (including by adoption and stepchildren) of the officer and (ii) any trust, corporation or partnership or other entity, in each case to the extent not an operating company, of which an 80% or more controlling interest is held by the beneficiaries, stockholders, partners or owners who are the officer, any of the persons described in clause (b)(i) above or any combination of these identified relationships.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P ” means Standard & Poor’s Ratings Group.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Leverage Ratio” means, with respect to any person, at any date the ratio of (a) the sum of the aggregate outstanding Secured Indebtedness of such person and its Restricted Subsidiaries (other than Secured Indebtedness of the type described in clause (6) of the definition of Indebtedness) as of such date of calculation (determined on a consolidated basis in accordance with GAAP) to (b) Consolidated EBITDA of such person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is incurred. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, defeases, redeems or otherwise discharges any Indebtedness subsequent to the commencement of the period for which the Secured Leverage Ratio is being calculated but prior to the event for which the calculation of the Secured Leverage Ratio is made, then the Secured Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period. The Secured Leverage Ratio shall be calculated in a manner consistent with the definition of the “Fixed Charge Coverage Ratio,” including any pro forma calculations to EBITDA (including for acquisitions).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Sponsor” means Waud Capital Partners, L.L.C. and its Affiliates (but excluding any of the Sponsor’s portfolio companies).

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary ” means, with respect to any specified Person:

(1)          any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)          any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries.

“Transactions” means the Merger, including the payment of the merger consideration in connection therewith, the issuance of the notes and the execution of, and borrowings on the Issue Date under the Credit Agreement, in each case as in effect on the Issue Date, the pledge and security arrangements in connection with the foregoing, the refinancing of certain Indebtedness in connection with the foregoing and the related transactions described in this prospectus, in particular as described under the section thereof entitled “The Transactions,” including the amendment of the Company’s credit facility in contemplation of the Merger, the Management Services Termination Fees and the dividend to the Company’s stockholders.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade finance services, cash pooling or netting or setting off arrangements and other cash management services.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to November 1, 2015; provided, however, that if the period from the redemption date to November 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)          has no Indebtedness other than Non-Recourse Debt;

(2)          except as permitted by the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might have been obtained at the time of any such agreement, contract, arrangement or understanding than those that could have been obtained from Persons who are not Affiliates of the Company;

(3)          is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)          has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation by the Board of Directors of the Company shall be evidenced to the trustee by filing with the trustee a certified copy of the resolutions of the Board of Directors of the Company giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)          the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)          the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” means any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” means, with respect to any Person, a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interest of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

Except as described below, the Exchange Notes will be initially represented by one or more global notes in fully registered form without interest coupons. The global notes will be deposited with the Trustee, as custodian for DTC, and DTC or its nominee will initially be the sole registered holder of the Exchange Notes for all purposes under the indenture governing the notes. We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchaser and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any) and interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the

Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated Securities shall be issued in exchange for beneficial interests in the global notes (i) if an Event of Default has occurred and is continuing, and such Certificated Securities are requested by DTC or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by the Company within 90 days.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to the exchange of Outstanding Notes for Exchange Notes in the Exchange Offer. It does not contain a complete analysis of all the potential tax considerations relating to the exchange. This summary is limited to holders of Outstanding Notes who hold the Outstanding Notes as “capital assets” (in general, assets held for investment). Special situations, such as the following, are not addressed:

•

tax consequences to holders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions, insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or corporations that accumulate earnings to avoid United States federal income tax;

•	tax consequences to persons holding notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction;

•	tax consequences to holders whose “functional currency” is not the United States dollar;

•	tax consequences to persons who hold notes through a partnership or similar pass-through entity;

•	United States federal gift tax, estate tax or alternative minimum tax consequences, if any; or

•	any state, local or non-United States tax consequences.

The discussion below is based upon the provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below.

Consequences of Tendering Outstanding Notes

The exchange of your Outstanding Notes for Exchange Notes in the Exchange Offer should not constitute an exchange for United States federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Outstanding Notes. Accordingly, the Exchange Offer should have no United States federal income tax consequences to you if you exchange your Outstanding Notes for Exchange Notes. For example, there should be no change in your tax basis and your holding period should carry over to the Exchange Notes. In addition, the United States federal income tax consequences of holding and disposing of your Exchange Notes should be the same as those applicable to your Outstanding Notes.

The preceding discussion of certain United States federal income tax considerations of the Exchange Offer is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of exchanging Outstanding Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

CERTAIN ERISA CONSIDERATIONS

To the extent the Exchange Notes are purchased and held by an employee benefit plan subject to Title I of ERISA, or Section 4975 of the Code, the following considerations should be taken into account.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the management or administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Exchange Notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. A fiduciary of a Plan should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed above under “Risk Factors,” in determining whether an investment in the Exchange Notes satisfies these requirements.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of the Exchange Notes by an ERISA Plan with respect to which we or the purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

ERISA and the Code contain certain exemptions from the prohibited transactions described above and the U.S. Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in section 406(b) of ERISA and sections 4975(c)(1)(E) and (F) of the Code. Statutory exemptions include section 408(b)(17) of ERISA and section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers or certain of their affiliates. The U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the Exchange Notes. These class exemptions include, without limitation, PTCE 84-14, as amended, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank-maintained collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, as amended, respecting transactions determined by in-house asset managers. There can be no assurance that any of these exemptions or any other exemption will be available with respect to the acquisition of the Exchange Notes, or that all of the conditions of any such exemptions will be satisfied.

As a general rule, a governmental plan, as defined in section 3(32) of ERISA (a “Governmental Plan”), a church plan, as defined in section 3(33) of ERISA, that has not made an election under section 410(d) of the

Code (a “Church Plan”), and non-U.S. plans are not subject to the requirements of ERISA or section 4975 of the Code. Although a Governmental Plan, a Church Plan or a non-U.S. plan may not be subject to ERISA or section 4975 of the Code, it may be subject to Similar Laws. A fiduciary of a Governmental Plan, a Church Plan or a non-U.S. plan should make its own determination as to the requirements, if any, under any Similar Law applicable to the acquisition of the Exchange Notes.

Because of the foregoing, the Exchange Notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representations

By acceptance of an Exchange Note, or an interest therein, each purchaser and subsequent transferee will be deemed to have acknowledged, represented and warranted to, and agreed that either (a) no portion of the assets used by such purchaser to acquire and hold an Exchange Note, or an interest therein, constitutes assets of a Plan or (b) the acquisition and holding of such Exchange Note or an interest therein by the purchaser or transferee, throughout the period that it holds such Exchange Note or an interest therein, and the disposition of such Exchange Note or an interest therein will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, a breach of fiduciary duty under ERISA or a similar violation of any provision of any applicable Similar Laws. Any purported transfer of an Exchange Note or an interest therein to a transferee that does not comply with the foregoing requirements without the written consent of the Company shall be null and void ab initio.

The Exchange Offer is not a representation by us that an acquisition of the Exchange Notes meets all legal requirements applicable to investments by Plans, entities whose underlying assets include assets of a Plan, or that such an investment is appropriate for any particular Plan, or entities whose underlying assets include assets of a Plan.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Exchange Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the purchase and holding of the Exchange Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of Exchange Notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes if the Outstanding Notes were acquired as a result of market-making activities or other trading activities.

We have agreed to make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale for a period of at least 180 days after the expiration date.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions; or

•	through the writing of options on the Exchange Notes or a combination of such methods of resale.

These resales may be made:

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers. Brokers or dealers may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. An “underwriter” within the meaning of the Securities Act includes:

•	any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer; or

•	any broker or dealer that participates in a distribution of such Exchange Notes.

Any profit on any resale of Exchange Notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of not less than 180 days after the expiration of the Exchange Offer we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to performance of our obligations in connection with the Exchange Offer, other than commissions or concessions of any brokers or dealers. We will indemnify each participating broker-dealer against certain liabilities, including liabilities under the Securities Act, and will contribute to payments that they may be required to make in request thereof.

Prior to the Exchange Offer, there has not been any public market for the Outstanding Notes. The Outstanding Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in the Exchange Offer. The holders of Outstanding Notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to their Outstanding Notes. The Exchange Notes will constitute a new issue of securities with no established trading market. We do not intend to list the Exchange Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The initial purchaser has advised us that it currently intends to make a market in the Exchange Notes. Such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of any shelf registration statements. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time.

LEGAL MATTERS

The validity of the Exchange Notes, the related guarantees and other legal matters will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are partners in a partnership that is an investor in one or more investment funds affiliated with Waud Capital Partners. Certain matters under Arkansas law will be passed upon by Dover Dixon Horne PLLC. Certain matters under Arizona and New Mexico law will be passed upon by Lewis and Roca LLP. Certain matters under Florida law will be passed upon by Carlton Fields, P.A. Certain matters under Georgia law will be passed upon by Sanders & Ranck, P.C. Certain matters under Indiana law will be passed upon by Frost Brown Todd LLC. Certain matters under the laws of the Commonwealth of Massachusetts will be passed upon by Goulston & Storrs—A Professional Corporation. Certain matters under Mississippi law will be passed upon by Butler, Snow, O’Mara, Stevens & Cannada, PLLC. Certain matters under Montana law will be passed upon by Karell Dyre Haney PLLP. Certain matters under Pennsylvania law will be passed upon by Buchanan Ingersoll & Rooney, PC. Certain matters under South Carolina law will be passed upon by Nelson Mullins Riley & Scarborough LLP.

EXPERTS

The consolidated financial statements of Acadia Healthcare Company, Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Youth and Family Centered Services, Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of PHC, Inc. and subsidiaries as of June 30, 2011 and 2010, and for the years then ended, included in this prospectus and in this registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of HHC Delaware, Inc. and subsidiary at December 31, 2010 and 2009 (Predecessor), and for the period from November 16, 2010 to December 31, 2010, for the period from January 1, 2010 to November 15, 2010, and for the year ended December 31, 2009 (Predecessor periods), appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting, proxy and information requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying, at prescribed rates, at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to you on the SEC’s web site at http://www.sec.gov.

We have filed a registration statement with the SEC on Form S-4 under the Securities Act with respect to the Exchange Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the Exchange Notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Copies of all such documents are also available upon your request, without charge, by written or telephonic request directed to 830 Crescent Centre Drive, Suite 610, Franklin, Tennessee 37067, Attention: Chief Financial Officer. Our telephone number at that address is (615) 861-6000.

We maintain an internet site at http://www.acadiahealthcare.com. Our website, and the information contained therein, are not incorporated into and are not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

ACADIA HEALTHCARE COMPANY, LLC CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F-2
Unaudited Consolidated Statements of Operations for the Nine Months Ended September 30, 2011 and September 30, 2010	F-3
Unaudited Consolidated Statements of Equity for the Nine Months Ended September 30, 2011	F-4
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 and September 30, 2010	F-5
Notes to Unaudited Consolidated Financial Statements	F-6
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-16
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-17
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	F-18
Consolidated Statements of Members’ Equity for the Years Ended December 31, 2010, 2009 and 2008	F-19
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	F-20
Notes to Consolidated Financial Statements	F-21
YOUTH AND FAMILY CENTERED SERVICES, INC. FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of March 31, 2011 and December 31, 2010	F-41
Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2011 and March 31, 2010	F-42
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2011 and March 31, 2010	F-43
Notes to Unaudited Consolidated Financial Statements	F-44
Audited Consolidated Financial Statements
Report of Independent Auditors	F-50
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-51
Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008	F-52
Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2010, 2009 and 2008	F-53
Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008	F-54
Notes to Consolidated Financial Statements	F-55
PHC, INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Financial Statements
Unaudited Consolidated Balance Sheets as of September 30, 2011 and June 30, 2011	F-72
Unaudited Consolidated Statements of Operations for the Three Months Ended September 30, 2011 and September 30, 2010	F-73
Unaudited Consolidated Statements of Cash Flows for the Three Months Ended September 30, 2011 and September 30, 2010	F-74
Notes to Unaudited Consolidated Financial Statements	F-75
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-83
Consolidated Balance Sheets as of June 30, 2011 and 2010	F-84
Consolidated Statements of Income for the Years Ended June 30, 2011 and 2010	F-85
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended June 30, 2011 and 2010	F-86
Consolidated Statements of Cash Flows for the Years Ended June 30, 2011 and 2010	F-87
Notes to Consolidated Financial Statements	F-88
HHC DELAWARE, INC. AND SUBSIDIARY CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Auditors	F-111
Consolidated Balance Sheets as of December 31, 2010 and 2009 (Predecessor) and as of June 30, 2011 (Unaudited)	F-112

Consolidated Statements of Operations and Changes in Invested Equity (Deficit) for the period from November 16, 2010 to December 31, 2010, for the period from January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor) and the six months ended June 30, 2011 and 2010 (Unaudited)

F-113

Consolidated Statements of Cash Flows for the period from November 16, 2010 to December 31, 2010, for the period from January 1, 2010 to November 15, 2010 (Predecessor), the year ended December 31, 2009 (Predecessor) and the six months ended June 30, 2011 and 2010 (Unaudited)

F-114
Notes to Consolidated Financial Statements	F-115

ACADIA HEALTHCARE COMPANY, INC.

Condensed Consolidated Balance Sheets

	(UNAUDITED) SEPTEMBER 30, 2011	DECEMBER 31, 2010
	(In thousands, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$1,254	$8,614
Accounts receivable, net of allowance for doubtful accounts of $1,789 and $1,144, respectively	25,469	5,469
Other current assets	9,634	2,841

Total current assets	36,357	16,924
Property and equipment, net	57,783	18,752
Goodwill	147,081	9,157
Intangible assets, net	18,887	544
Other assets	9,501	18

Total assets	$269,609	$45,395

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$6,750	$9,984
Accounts payable	10,984	2,787
Accrued salaries and benefits	12,276	3,272
Other accrued liabilities	6,394	2,016

Total current liabilities	36,404	18,059
Long-term debt	131,375	—
Other liabilities	24,844	2,229

Total liabilities	192,623	20,288
Equity:
Member’s equity	—	25,107
Common stock, $0.01 par value; 100,000,000 shares authorized; 17,633,116 issued and outstanding as of September 30, 2011	176	—
Additional paid-in capital	105,481	—
Accumulated deficit	(28,671)	—

Total equity	76,986	25,107

Total liabilities and equity	$269,609	$45,395

See accompanying notes.

ACADIA HEALTHCARE COMPANY, INC.

Condensed Consolidated Statements of Operations

(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010	2011	2010
	(In thousands, except share and per share amounts)
Revenue	$63,058	$15,872	$146,019	$48,344
Salaries, wages and benefits (including equity-based compensation expense of $19,843 for the nine months ended September 30, 2011)	39,752	9,458	110,750	28,980
Professional fees	2,352	265	5,111	1,151
Supplies	3,406	1,015	7,665	2,851
Rents and leases	1,663	325	3,725	961
Other operating expenses	5,018	1,736	12,954	4,980
Provision for doubtful accounts	662	617	1,664	1,803
Depreciation and amortization	913	248	3,114	728
Interest expense, net	1,928	191	4,143	549
Sponsor management fees	545	105	1,135	105
Transaction-related expenses	2,233	91	10,594	104

Total expenses	58,472	14,051	160,855	42,212

Income (loss) from continuing operations before income taxes	4,586	1,821	(14,836)	6,132
Provision for income taxes	864	172	3,382	459

Income (loss) from continuing operations	3,722	1,649	(18,218)	5,673
(Loss) income from discontinued operations, net of income taxes	(599)	(83)	(765)	13

Net income (loss)	$3,123	$1,566	$(18,983)	$5,686

Basic earnings per share:
Income (loss) from continuing operations	$0.21	$0.09	$(1.03)	$0.32
(Loss) income from discontinued operations	$(0.03)	$—	$(0.05)	$—

Net income (loss)	$0.18	$0.09	$(1.08)	$0.32

Diluted earnings per share:
Income (loss) from continuing operations	$0.21	$0.09	$(1.03)	$0.32
(Loss) income from discontinued operations	$(0.03)	$—	$(0.05)	$—

Net income (loss)	$0.18	$0.09	$(1.08)	$0.32

Shares outstanding:
Basic	17,633,116	17,633,116	17,633,116	17,633,116
Diluted	17,633,116	17,633,116	17,633,116	17,633,116

See accompanying notes.

ACADIA HEALTHCARE COMPANY, INC.

Condensed Consolidated Statement of Equity (Unaudited)

Nine months ended September 30, 2011

	MEMBER’S EQUITY	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
		SHARES	AMOUNT
	(In thousands, except share amounts)
Balance at January 1, 2011	$25,107	—	$—	$—	$—	$25,107
Distributions	(375)	—	—	—	—	(375)
Reclassification of management liability awards to equity awards	365	—	—	—	—	365
Contribution from Holdings	51,029	—	—	—	—	51,029
Conversion from limited liability company to corporation	(76,126)	17,633,116	176	85,638	(9,688)	—
Equity-based compensation expense	—	—	—	19,843	—	19,843
Net loss	—	—	—	—	(18,983)	(18,983)

Balance at September 30, 2011	$—	17,633,116	$176	$105,481	$(28,671)	$76,986

See accompanying notes.

ACADIA HEALTHCARE COMPANY, INC.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010
	(In thousands)
Operating activities:
Net (loss) income	$(18,983)	$5,686
Adjustments to reconcile net (loss) income to net cash provided by continuing operating activities:
Depreciation and amortization	3,114	728
Provision for bad debts	1,664	1,803
Amortization of debt issuance costs	684	—
Equity-based compensation expense	19,843	—
Deferred income tax expense	(109)	(109)
Other	(170)	—
Loss (income) from discontinued operations, net of taxes	765	(13)
Change in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(4,151)	(2,202)
Other current assets	(632)	469
Accounts payable	5,689	(303)
Accrued salaries and benefits	148	148
Other accrued expenses	544	(925)
Other liabilities	216	27

Net cash provided by continuing operating activities	8,622	5,309
Net cash (used in) provided by discontinued operating activities	(1,053)	164

Net cash provided by operating activities	7,569	5,473
Investing activities:
Cash paid for acquisitions, net of cash acquired	(178,014)	—
Cash paid for capital expenditures	(6,777)	(647)
Cash paid for real estate acquisition	(2,150)	—
Other	(646)	(394)

Net cash used in continuing investing activities	(187,587)	(1,041)
Net cash used in discontinued investing activities	(230)	(3)

Net cash used in investing activities	(187,817)	(1,044)
Financing activities:
Borrowings on long-term debt	135,000	—
Net increase in revolving credit facility	6,500	—
Principal payments on long-term debt	(3,375)	(208)
Repayment of long-term debt	(9,984)	—
Payment of debt issuance costs	(5,907)	—
Contribution from Holdings	51,029	—
Distributions to equity holders	(375)	(2,231)

Net cash provided by (used in) financing activities	172,888	(2,439)

Net (decrease) increase in cash and cash equivalents	(7,360)	1,990
Cash and cash equivalents at beginning of the period	8,614	4,489

Cash and cash equivalents at end of the period	$1,254	$6,479

Effect of acquisitions:
Assets acquired, excluding cash	$213,073	$—
Liabilities assumed	(35,059)	—

Cash paid for acquisitions, net of cash acquired	$178,014	$—

See accompanying notes.

ACADIA HEALTHCARE COMPANY, INC.

Notes to Condensed Consolidated Financial Statements

September 30, 2011

1. Description of Business

Acadia Healthcare Company, Inc. (hereinafter referred to as “Acadia” or the “Company”) was formed in October 2005 as a limited liability company under the provisions of the Delaware Limited Liability Act (the “Act”). On May 13, 2011, the Company was converted to a C-corporation registered as Acadia Healthcare Company, Inc. Until November 1, 2011, the Company was a wholly-owned subsidiary of Acadia Healthcare Holdings, LLC (hereafter referred to as “Holdings” or the “Member”). The Company’s principal business is to develop and operate inpatient psychiatric facilities, residential treatment centers, group homes, substance abuse facilities and facilities providing outpatient behavioral health services to better serve the behavioral health and recovery needs of communities throughout the United States.

2. Recent Developments

On November 1, 2011, the Company completed its merger with PHC, Inc. d/b/a Pioneer Behavioral Health (“PHC”), a publicly-held behavioral health services company based in Massachusetts. In connection with the PHC merger, the Company issued $150.0 million of 12.875% Senior Notes due 2018 and used the proceeds of such debt issuance primarily to pay a cash dividend of $74.4 million to existing Acadia stockholders, repay PHC indebtedness of $26.4 million, fund the $5.0 million cash portion of the merger consideration issued to the holders of PHC’s Class B Common Stock, pay a $20.6 million fee to terminate the professional services agreement between Acadia and Waud Capital Partners and pay transaction-related expenses. The Senior Notes were issued at a discount of $2.5 million. Additionally, pursuant to the merger agreement, the Company issued 4,891,667 shares of common stock of Acadia Healthcare Company, Inc. to the holders of PHC’s Class A Common Stock and Class B Common Stock based on a one-to-four conversion rate and 19,566,668 PHC shares outstanding immediately prior to the merger.

The 12.875% Senior Notes due 2018 issued by the Company are guaranteed by each of the Company’s subsidiaries, all of which are wholly owned subsidiaries. The guarantees are full and unconditional and joint and several and Acadia Healthcare Company, Inc., as the parent issuer of the 12.875% Senior Notes due 2018, has no independent assets or operations.

3. Basis of Presentation

The business of the Company is conducted through limited liability companies and C-corporations, each of which is a wholly owned subsidiary of the Company. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation of our financial position and results of operations have been included. The Company’s fiscal year ends on December 31 and interim results are not necessarily indicative of results for a full year or any other interim period. The condensed consolidated balance sheet at December 31, 2010 has been derived from the audited financial statements as of that date. The information contained in these condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the fiscal year ended December 31, 2010 included in the Company’s Registration

Statement on Form S-4 filed with the Securities and Exchange Commission on September 21, 2011. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform with the current year presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

4. Acquisitions

On April 1, 2011, the Company acquired all of the equity interests of Youth and Family Centered Services, Inc. (“YFCS”). YFCS operates 13 behavioral health facilities across the United States. The preliminary value of the total consideration is approximately $178 million. The qualitative factors comprising goodwill include efficiencies derived through synergies expected by the elimination of certain redundant corporate functions and expenses, the ability to leverage call center referrals to a broader provider base, coordination of services provided across the combined network of facilities, achievement of operating efficiencies by benchmarking performance and applying best practices throughout the combined company. Approximately $26.5 million of the goodwill associated with the YFCS acquisition is deductible for federal income tax purposes.

The preliminary fair values of assets acquired and liabilities assumed at the acquisition date, which are subject to revision as more detailed analysis is completed and additional information related to the fair value of intangible assets and other assets acquired and liabilities assumed becomes available, are as follows (in thousands):

Cash	$33
Accounts receivable	17,606
Prepaid expenses and other current assets	2,327
Deferred tax asset—current	1,935
Property and equipment	31,641
Goodwill	137,924
Intangible assets	19,421
Other long-term assets	2,219

Total assets acquired	213,106
Accounts payable	3,028
Accrued salaries and benefits	8,878
Other accrued expenses	2,952
Deferred tax liability – long-term	18,691
Other long-term liabilities	1,510

Total liabilities assumed	35,059

Net assets acquired	$178,047

Transaction-related expenses of $2.2 million and $10.6 million for the three and nine months ended September 30, 2011, respectively, relate to the acquisition of YFCS and the merger with PHC. Transaction-related expenses include $1.4 million related to severance costs for YFCS employees not retained by the Company. Additionally, the Company assumed an obligation of YFCS to make certain change-of-control payments of $2.2 million to certain executives of YFCS pursuant to pre-existing employment agreements. The total severance liability decreased to $2.1 million as of September 30, 2011 as a result of $1.5 million of payments made during the period from the acquisition date to September 30, 2011.

Pro Forma Information

The consolidated statement of operations for the nine months ended September 30, 2011 includes revenue of $92.4 million and income from continuing operations before income taxes of $7.8 million for YFCS relating to the period from April 1, 2011 to September 30, 2011. The following table provides certain pro forma financial information for the Company as if the YFCS acquisition occurred as of January 1, 2010 (in thousands):

	NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Revenue	$191,705	$186,125
Income (loss) from continuing operations, before income taxes	$(11,312)	$22,381

5. Goodwill and Other Intangible Assets

The following table summarizes changes in goodwill for the nine months ended September 30, 2011 (in thousands):

Balance at January 1, 2011	$9,157
YFCS acquisition	137,924

Balance at September 30, 2011	$147,081

Other identifiable intangible assets and related accumulated amortization consist of the following as of September 30, 2011 and December 31, 2010 (in thousands):

	GROSS CARRYING AMOUNT		ACCUMULATED AMORTIZATION
	SEPTEMBER 30, 2011	DECEMBER 31, 2010	SEPTEMBER 30, 2011	DECEMBER 31, 2010
Intangible assets subject to amortization:
Trademarks	$85	$85	$(73)	$(64)
Patient-related intangible assets	1,200	—	(1,200)	—
Non-compete agreements	588	266	(403)	(207)

	1,873	351	(1,676)	(271)
Intangible assets not subject to amortization:
Licenses and accreditations	8,329	129	—	—
Certificates of need	10,361	335	—	—

	18,690	464	—	—

Total	$20,563	$815	$(1,676)	$(271)

In connection with the YFCS acquisition, the Company acquired $19.4 million of intangible assets consisting of patient-related intangible assets of $1.2 million, non-compete agreements of $0.3 million, licenses and accreditations of $8.2 million and certificates of need of $9.7 million. The intangible assets acquired from YFCS have been recorded at preliminary estimates of fair value that are subject to change upon completion of the Company’s valuation analyses. The patient-related intangible assets, which represent the value associated with the patients admitted to the YFCS facilities as of the acquisition date, have been amortized over the estimated three-month average term in which the existing patients will be discharged. The YFCS non-compete agreements are being amortized on a straight-line basis over the one-year term of the agreements.

Amortization expense for intangible assets during the three and nine months ended September 30, 2011 was approximately $0.1 million and $1.4 million, respectively, compared to $0 and $0.1 million for the three and nine months ended September 30, 2010, respectively. Amortization is computed using the straight-line method over the estimated useful life of the respective asset. The Company’s licenses and accreditations and certificates of need intangible assets have indefinite lives and are therefore not subject to amortization.

6. Property and Equipment

Property and equipment consists of the following as of September 30, 2011 and December 31, 2010 (in thousands):

	SEPTEMBER 30, 2011	DECEMBER 31, 2010
Land	$11,164	$3,254
Building and improvements	40,691	15,606
Equipment	6,087	2,626
Construction in progress	4,871	589

	62,813	22,075
Accumulated depreciation	(5,030)	(3,323)

	$57,783	$18,752

7. Discontinued Operations

GAAP requires that all components of an entity that have been disposed of (by sale, by abandonment or in a distribution to owners) or are held for sale and whose cash flows can be clearly distinguished from the rest of the entity be presented as discontinued operations. In 2010, the Company ceased operations of its facility located in Hilo, Hawaii. Additionally, as part of the acquisition of YFCS on April 1, 2011, the Company acquired a facility located in Tampa Bay, Florida that was classified as discontinued operations during 2010. The results of operations of these facilities have been reported as discontinued operations in the accompanying condensed consolidated financial statements.

A summary of results from discontinued operations is as follows (in thousands):

	THREE MONTHS ENDED SEPTEMBER,		NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010	2011	2010
Revenue	$—	$533	$50	$1,920

Net (loss) income from discontinued operations	$(599)	$(83)	$(765)	$13

8. Long-Term Debt

Long-term debt consists of the following (in thousands):

	SEPTEMBER 30, 2011	DECEMBER 31, 2010
Senior Secured Credit Facility:
Senior Secured Term Loans	$131,625	$—
Senior Secured Revolving Line of Credit	6,500	—
Secured Promissory Notes	—	9,984

	138,125	9,984
Less: current portion	(6,750)	(9,984)

Long-term debt	$131,375	$—

Senior Secured Credit Facility

On April 1, 2011, the Company entered into a senior secured credit facility (the “Senior Secured Credit Facility”) administered by Bank of America, N.A. and providing $135.0 million of term loans and a revolving credit facility of $30.0 million. The term loans require quarterly principal payments of $1.7 million for June 30, 2011 to March 31, 2013, $3.4 million for June 30, 2013 to March 31, 2014, $4.2 million for June 30, 2014 to March 31, 2015, and $5.1 million for June 30, 2015 to December 31, 2015, with the remaining principal balance due on the maturity date of April 1, 2016. As of September 30, 2011, the Company had $23.1 million of availability under its revolving line of credit, which reflects the total revolving credit facility of $30.0 million less borrowings of $6.5 million and an undrawn letter of credit of $0.4 million.

Borrowings under the Senior Secured Credit Facility are guaranteed by each of the Company’s domestic subsidiaries and are secured by a lien on substantially all of the assets of the Company and its domestic subsidiaries. Borrowings under the Senior Secured Credit Facility bear interest at a rate tied to the Company’s Consolidated Leverage Ratio (defined as Consolidated Funded Indebtedness to Consolidated EBITDA, in each case as defined in the credit agreement governing the Senior Secured Credit Facility). The Applicable Rate as defined in the credit agreement governing the Senior Secured Credit Facility for borrowings under the Senior Secured Credit Facility was 4.0% and 3.0% for Eurodollar Rate Loans and Base Rate Loans, respectively, as of September 30, 2011. Eurodollar Rate Loans bear interest at the Applicable Rate plus the Eurodollar Rate (based upon the British Bankers Association LIBOR Rate prior to commencement of the interest rate period). Base Rate Loans bear interest at the Applicable Rate plus the highest of (i) the federal funds rate plus 0.5%, (ii) the prime rate and (iii) the Eurodollar rate plus 1.0%. As of September 30, 2011, borrowings under the Senior Secured Credit Facility bore interest at 4.2%. In addition, the Company is required to pay a commitment fee on undrawn amounts under the revolving line of credit. As of September 30, 2011, undrawn amounts bore interest at a rate of 0.5%.

Acadia amended its Senior Secured Credit Facility on July 12, 2011 to permit the Company to incur indebtedness so long as certain conditions regarding such indebtedness are satisfied. The amendment became effective on November 1, 2011 upon the consummation of the PHC merger and the issuance of $150.0 million of 12.875% Senior Notes due 2018 (“Senior Notes”), as described in Note 2. The Senior Notes were issued at a discount of $2.5 million.

The Company is subject to customary affirmative and negative covenants under the Senior Secured Credit Facility and the indenture governing the Senior Notes, including restrictions on liens, investments, indebtedness and dividends, and Acadia is subject to specified financial covenants, including a maximum Consolidated Leverage Ratio covenant and a minimum Consolidated Fixed Charge Coverage Ratio (as defined in the credit agreement). As of September 30, 2011, the Company was in compliance with such covenants.

The Company capitalized approximately $5.9 million of debt issuance costs during the nine months ended September 30, 2011 associated with the Senior Secured Credit Facility.

Secured Promissory Notes

The Secured Promissory Notes were repaid on April 1, 2011.

9. Equity Arrangements

The Company was formed as a wholly-owned subsidiary of Holdings and was structured as a single-member limited liability corporation until its conversion to a C-corporation (Acadia Healthcare Company, Inc.) on May 13, 2011. On May 20, 2011, Acadia Healthcare Company, Inc. underwent a stock split by means of a stock dividend of 100,000 shares of common stock for each share of common stock outstanding such that 10,000,000 shares of common stock were issued and outstanding. On November 1, 2011, the Company completed a 1.7633-for-one stock split which resulted in 17,633,116 shares of common stock issued and outstanding on such date.

On April 1, 2011, Holdings amended its limited liability company agreement and its Class A Preferred Units, Class A Common Units, Class B Common Units, and Class B Preferred Units were exchanged for equivalent fair values of Class A Units and Class B Units as of such date. Additionally, on April 1, 2011, Holdings issued Class A Units and Class B Units to investors consisting of Waud Capital Partners or its affiliates and certain members of Acadia management for cash proceeds of $52.5 million.

On November 1, 2011, Holdings was dissolved and the 17,633,116 shares of common stock of Acadia Healthcare Company, Inc. were distributed to the members of Holdings, consisting of Waud Capital Partners or its affiliates and certain members of Acadia management, in accordance with their respective ownership interests. Additionally, on November 1, 2011, 4,891,667 shares of common stock of Acadia Healthcare Company, Inc. were issued to the PHC stockholders as part of the merger consideration.

10. Equity-Based Compensation

On January 4, 2010, certain members of senior management purchased 3,650 Class A Preferred Units and 3,650 Class A Common Units. The Company loaned the members of management the funds necessary to purchase these units pursuant to a three year recourse secured note bearing interest at 8% annually. Since these units contained certain repurchase provisions, they were accounted for as liability awards. The Company also issued 1,000 Class B Preferred Units and 19,000 Class B Common Units to senior management which only vest upon the occurrence of a certain qualified change in control. Accordingly, at December 31, 2010 none of the Class B Preferred Units and none of the Class B Common Units held by management were vested. The fair value of management’s Class A Preferred Units and Class A Common Units at December 31, 2010 was approximately $0.6 million. The fair value of management’s Class B Preferred Units and Class B Common Units at December 31, 2010 was approximately $5.9 million. There were no cancellations and no forfeitures on: (1) the Class A Preferred Units; (2) the Class A Common Units; (3) the Class B Preferred Units; and (4) the Class B Common Units. On April 1, 2011, in connection with the acquisition of YFCS, the vesting of the Class B Preferred Units and Class B Common Units was accelerated. The Class A Preferred Units, Class A Common Units, Class B Preferred Units, and Class B Common Units were exchanged for 5,650 new Class A units, 5,650 new Class B units, and $0.9 million in cash. As a result of the modification of the awards to accelerate the vesting, the Company recognized approximately $6.1 million of equity-based compensation expense on April 1, 2011. The fair value of the units and the recognized compensation expense were determined based on approximately $36.0 million of contemporaneous cash investments from Waud Capital Partners or its affiliates and approximately $16.5 million of contemporaneous cash investments from new members of Acadia’s management on April 1, 2011.

On April 1, 2011, Holdings issued Class C Units and Class D Units (the “Management Incentive Units”) to certain members of management. Under the terms of the limited liability company agreement, the Management Incentive Units do not have value until certain performance targets are met. The Class C Units vest evenly over a five-year period on each of the first five anniversaries from the date of issuance and the Class D Units were immediately vested at the date of issuance. The Management Incentive Units contain certain repurchase provisions requiring such to be accounted for as liability awards. The estimated fair value of the Management Incentive Units of $13.7 million as of September 30, 2011 was based on various factors, including the value implied by the anticipated PHC merger and analyses of relevant EBITDA multiples as supported by guideline companies, and resulted in $13.7 million of equity-based compensation expense relating to the Management Incentive Units as of September 30, 2011. Such equity-based compensation expense will be adjusted in the fourth quarter of 2011 based on the fair value of common stock distributed to the unitholders in exchange for the Management Incentive Units upon closing of the PHC merger.

11. Earnings Per Share
Basic and diluted earnings per share are calculated in accordance with Accounting Standards Codification (“ASC”) Topic 260, Earnings Per Share, using 17,633,116 shares of common stock as the weighted-average shares outstanding. All shares and per share amounts have been adjusted to reflect the stock splits completed on May 20, 2011 and November 1, 2011.

12. Income Taxes

Acadia was formed as a limited liability company (LLC) that is taxed as a partnership for federal and state income tax purposes. Some of Acadia’s subsidiaries are organized as LLCs and others as corporations. Prior to April 1, 2011, the Company and its subsidiary LLCs were taxed as flow-through entities and as such, the results of operations of the Company related to the flow-through entities were included in the income tax returns of its members. On April 1, 2011, the Company and its wholly-owned LLC subsidiaries elected to be taxed as a corporation for federal and state income tax purposes, and, therefore, henceforth income taxes are the obligation of the Company.

Management is not aware of any course of action or series of events that have occurred that might adversely affect the Company’s flow-through tax status for periods prior to April 1, 2011.

The Company has made tax payments of $2.3 million for both the three and nine months ended September 30, 2011.

The Company’s provision for income taxes for continuing operations of $0.9 million and $3.4 million for the three and nine months ended September 30, 2011, respectively, consists of (a) current and deferred tax expense on the respective periods’ operating results and (b), the recognition of deferred tax expense attributable to the change in federal and state tax status of the Company and its wholly-owned LLC subsidiaries, in accordance with ASC 740 on April 1, 2011.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Current deferred tax assets are included in other current assets and non-current deferred tax liabilities are included in other liabilities on the Company’s condensed consolidated balance sheets. Deferred tax assets and liabilities of the Company at September 30, 2011 and December 31, 2010 are as follows:

	SEPTEMBER 30, 2011	DECEMBER 31, 2010
Net operating losses and tax credit carryforwards - federal and state	$1,890	$691
Intangibles	—	44
Fixed asset basis difference	2,160	—
Prepaid items	—	57
Bad debt allowance	71	6
Accrued compensation and severance	1,659	74
Accrued expenses	1,276	376
Insurance reserves	309	315
Other assets	94	21
Valuation allowance	(898)	(447)

Total deferred tax assets	6,561	1,137
Fixed asset basis difference	(626)	(947)
Prepaid items	(72)	—
Intangibles	(22,365)	—

Total deferred tax liabilities	(23,063)	(947)

Net deferred tax asset (liability)	$(16,502)	$190

13. Fair Value Measurements

The carrying amounts reported for cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate fair value because of the short-term maturity of these instruments.

The following table summarizes the financial instruments as of September 30, 2011 and December 31, 2010, which are recorded at fair value (in thousands):

	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE AT SEPTEMBER 30, 2011
Cash and cash equivalents	$1,254	$—	$—	$1,254

	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE AT DECEMBER 31, 2010
Cash and cash equivalents	$8,614	$—	$—	$8,614

14. Commitments and Contingencies

The Company is, from time to time, subject to various claims and legal actions that arise in the ordinary course of our business, including claims for damages for personal injuries, medical malpractice, breach of contract, business tort and employment related claims. In these actions, plaintiffs request a variety of damages, including, in some instances, punitive and other types of damages that may not be covered by insurance. In the opinion of management, the Company is not currently a party to any proceeding that would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations or wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties and exclusion from the Medicare program.

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occurs in subsequent years because of audits by such programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate provision has been made for any adjustments and final settlements. However, there can be no assurance that any such adjustments and final settlements will not have a material effect on the Company’s financial position or results of operations.

15. Recently Issued Accounting Standards

In August 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-24, “Health Care Entities (Topic 954): Presentation of Insurance Claims and Recoveries,” which provides clarification to companies in the healthcare industry on the accounting for professional liability insurance. ASU 2010-24 states that insurance liabilities should not be presented net of insurance recoveries and that an insurance receivable should be recognized on the same basis as the liabilities, subject to the need for a valuation allowance for uncollectible accounts. ASU 2010-24 is effective for fiscal years beginning after December 15, 2010 and was adopted by the Company on January 1, 2011. The adoption of this standard increased other current assets by $1.0 million, other assets by $1.8 million, other current liabilities by $1.0 million and other long-term liabilities by $1.8 million in the condensed consolidated balance sheet as of September 30, 2011 as compared to December 31, 2010.

In December 2010, the FASB issued ASU 2010-28, “Intangible — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This update requires an entity to perform all steps in the test for a reporting unit whose carrying value is zero or negative if it is more likely than not (more than 50%) that a goodwill impairment exists based on qualitative factors, resulting in the elimination of an entity’s ability to assert that such a reporting unit’s goodwill is not impaired and additional testing is not necessary despite the existence of qualitative factors that indicate otherwise. These changes became effective for the Company beginning January 1, 2011. The adoption of ASU 2010-28 did not have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations.” This update changes the disclosure of pro forma information for business combinations. These changes clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Also, the existing supplemental pro forma disclosure requirements were expanded to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. These changes became effective for the Company beginning January 1, 2011 and have been reflected in the notes to the consolidated financial statements.

In July 2011, the FASB issued ASU 2011-7, “Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities.” In accordance with ASU 2011-7, the Company will be required to present its provision for doubtful accounts as a deduction from revenue, similar to contractual discounts. Accordingly, the Company’s revenue will be required to be reported net of both contractual discounts and its provision for doubtful accounts. Additionally, ASU 2011-7 will require the Company to make certain additional disclosures designed to help users understand how contractual discounts and bad debts affect recorded revenue in both interim and annual financial statements. ASU 2011-7 is required to be applied retrospectively and is effective for public companies for fiscal years beginning after December 15, 2011, and interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2011-7 is not expected to impact the Company’s financial position, results of operations or cash flows although it will impact the presentation of the statement of operations and require additional disclosures.

In September 2011, the FASB issued ASU 2011-08, “Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment.” ASU 2011-08 is intended to simplify how entities test goodwill for impairment. The update permits the Company to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of ASU 2011-08 is not expected to have a material impact on the Company’s consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

We have audited the accompanying consolidated balance sheets of Acadia Healthcare Company, LLC and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, member’s equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Acadia Healthcare Company, LLC and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 12, 2011, except for paragraphs 2 and 3 of Note 16 as to which the date is November 22, 2011 and paragraph 4 of Note 16 as to which the date is December 14, 2011

ACADIA HEALTHCARE COMPANY, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

	DECEMBER 31
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$8,614,480	$4,489,292
Receivables, net of allowances from doubtful accounts of approximately $1,144,000 and $1,374,000 at December 31, 2010 and 2009, respectively	5,469,203	6,011,354
Third-party receivables	—	641,487
Inventory	217,906	113,164
Deposits	637,059	616,725
Deferred tax asset	573,235	353,408
Income taxes receivable	120,604	—
Other receivables	536,284	266,636
Prepaid expenses	771,858	708,011
Other current assets	18,000	14,613

Total current assets	16,958,629	13,214,690
Property, plant, and equipment, net	18,751,563	18,403,429
Goodwill	9,156,984	9,156,984
Other intangible assets, net	544,419	478,594

Total assets	$45,411,595	$41,253,697

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$833,503	$1,256,537
Accrued liabilities	2,248,722	1,655,890
Accrued payroll and related expenses	3,069,958	2,994,535
Current portion of long-term debt	9,983,599	10,258,654
Current portion of accrued insurance liabilities	379,332	381,318
Third party settlements	78,396	—
Other current liabilities	1,465,917	1,030,294

Total current liabilities	18,059,427	17,577,228
Deferred tax liability	383,818	308,986
Other liabilities	419,802	484,625
Accrued insurance liabilities, net of current portion	1,441,877	1,689,527

Total liabilities	20,304,924	20,060,366
Member’s equity	25,106,671	21,193,331

Total liabilities and member’s equity	$45,411,595	$41,253,697

See accompanying notes.

ACADIA HEALTHCARE COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Net patient service revenue	$64,342,426	$51,821,294	$33,353,084
Salaries, wages, and benefits	36,332,883	30,752,435	22,342,489
Professional fees	3,612,484	1,976,670	951,918
Supplies	3,708,846	2,840,830	2,076,364
Rentals and leases	1,287,668	884,936	851,723
Other operating expenses	8,289,531	8,390,617	5,399,655
Provision for bad debts	2,238,902	2,424,283	1,803,930
Depreciation and amortization	976,260	966,574	739,824
Interest expense	738,208	773,752	729,043

	57,184,782	49,010,097	34,894,946
Income (loss) from continuing operations, before income taxes	7,157,644	2,811,197	(1,541,862)
Income taxes	(476,546)	(53,390)	(20,000)

Income (loss) from continuing operations	6,681,098	2,757,807	(1,561,862)
(Loss) income from discontinued operations, net of income taxes	(471,121)	118,812	(155,996)

Net income (loss)	$6,209,977	$2,876,619	$(1,717,858)

Unaudited proforma income tax expense	(2,448,357)

Unaudited proforma net income	$3,761,620

Basic earnings per unit:
Income (loss) from continuing operations	$0.38	$0.16	$(0.09)
(Loss) income from discontinued operations	$(0.03)	$—	$(0.01)

Net income (loss)	$0.35	$0.16	$(0.10)

Diluted earnings per unit:
Income (loss) from continuing operations	$0.38	$0.16	$(0.09)
(Loss) income from discontinued operations	$(0.03)	$—	$(0.01)

Net income (loss)	$0.35	$0.16	$(0.10)

Unaudited proforma net income per unit:
Basic	$0.21
Diluted	$0.21
Units outstanding:
Basic	17,633,116	17,633,116	17,633,116
Diluted	17,633,116	17,633,116	17,633,116

See accompanying notes.

ACADIA HEALTHCARE COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Member’s Equity

MEMBER’S EQUITY
Balance at December 31, 2007	$7,134,966
Capital contributions	10,395,104
Other	4,500
Net loss	(1,717,858)

Balance at December 31, 2008	15,816,712
Capital contributions	2,500,000
Net income	2,876,619

Balance at December 31, 2009	21,193,331
Distributions	(2,296,637)
Net income	6,209,977

Balance at December 31, 2010	$25,106,671

See accompanying notes.

ACADIA HEALTHCARE COMPANY, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Operating activities
Net income (loss)	$6,209,977	$2,876,619	$(1,717,858)
Loss (income) from discontinued operations, net of income taxes	471,121	(118,812)	155,996

Income (loss) from continuing operations, net of income taxes	6,681,098	2,757,807	(1,561,862)
Adjustments to reconcile net income to net cash provided by (used in) provided by operating activities:
Provision for bad debts	2,238,902	2,424,283	1,803,930
Deferred income tax benefit	(144,995)	—	—
Depreciation and amortization	976,260	996,631	739,824
Changes in assets and liabilities:
Accounts receivable	(2,174,135)	(2,993,769)	(3,378,594)
Deposits	(20,334)	(472,876)	(11,549)
Prepaid expenses and other assets	(282,016)	(111,093)	(915,255)
Income taxes receivable	(120,604)	—	—
Inventory	(104,742)	26,909	(78,355)
Third-party settlements	563,379	(657,811)	(103,828)
Accounts payable and accrued expenses	540,598	2,065,553	396,933
Accrued payroll and related expenses	186,651	1,368,821	552,321
Related-party payable	—	(206,724)	186,013
Insurance reserves	(249,636)	851,680	317,435

Net cash provided by (used in) operating activities of continued operations	8,090,426	6,049,411	(2,052,987)
Net cash provided by (used in) operating activities of discontinued operations	104,668	118,812	(64,920)

Net cash provided by (used in) operating activities	8,195,094	6,168,223	(2,117,907)
Investing activities
Purchases of property and equipment	(1,495,412)	(333,864)	(351,186)
Acquisitions, net of cash acquired	—	(3,142,195)	(9,072,725)

Net cash used in investing activities of continuing operations	(1,495,412)	(3,476,059)	(9,423,911)
Net cash (used in) provided by investing activities of discontinued operations	(2,802)	65,413	68,633

Net cash used in investing activities	(1,498,214)	(3,410,646)	(9,355,278)
Financing activities
Proceeds from issuance of debt	—	—	3,968,156
Capital contributions	—	2,500,000	10,395,104
Capital distributions	(2,296,637)	—	—
Other	—	—	4,500
Principal payments on debt	(275,055)	(813,516)	(4,525,209)

Net cash (used in) provided by financing activities of continuing operations	(2,571,692)	1,686,484	9,842,551
Net cash provided by financing activities of discontinuing operations	—	—	(5,184)

Net cash (used in) provided by financing activities	(2,571,692)	1,686,484	9,837,367
Change in cash and cash equivalents	4,125,188	4,444,061	(1,635,818)
Cash and cash equivalents at beginning of year	4,489,292	45,231	1,681,049

Cash and cash equivalents at end of year	$8,614,480	$4,489,292	$45,231

Supplemental disclosure of cash flow information
Cash paid for interest	$587,088	$534,088	$634,908

See accompanying notes.

ACADIA HEALTHCARE COMPANY, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Description of the Business

Acadia Healthcare Company, LLC (hereinafter referred to as Acadia or the Company) was formed on October 24, 2005 as a limited liability company under the provisions of the Delaware Limited Liability Act (the Act). The Company is a wholly-owned subsidiary of Acadia Healthcare Holdings, LLC (hereafter referred to as Holdings or the Member). The Company’s principal business is to develop and operate acute psychiatric hospitals (IPF), residential treatment centers (RTC) and substance abuse facilities to better serve the behavioral health and recovery needs of the communities throughout the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

The business of the Company is conducted through limited liability companies and C corporations, each of which is a wholly owned subsidiary of the Company. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including estimates for uncollectible patient receivables, estimates of amounts receivable and payable to third-party payors, and estimated insurance liabilities. There is a reasonable possibility that actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At times, cash and cash equivalent balances may exceed federally insured limits. The Company believes that it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets, which are generally three to thirty years, or the term of the related lease if less than the useful life. When assets are sold or retired, the corresponding cost and accumulated depreciation are removed from the related accounts and any gain or loss is credited or charged to operations. Repair and maintenance costs are charged to expense as incurred. Depreciation expense for the years ended December 31, 2010, 2009 and 2008, was approximately $868,000, $865,000 and $708,000, respectively.

Inventory

Inventory consists of medical and other supplies and is valued at the lower of cost or market. Cost is determined using the first-in, first-out method.

Net Patient Service Revenue

Net patient service revenue is derived from services rendered to patients for inpatient psychiatric and substance abuse care, outpatient psychiatric care and adolescent residential treatment and includes revenue payable by the Medicare Program (Medicare) administered by the Center for Medicare and Medicaid Services (CMS), Medicaid Programs, commercial insurance (in network and out of network), and other payors including individual patients. Revenue is recorded at the time services are provided. Charity care is recorded as deduction to revenues for self-pay patients that the Company does not expect to be able to pay for care. Charity care deductions from revenue were $1.8 million, $1.8 million and $1.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Patient service revenue is recorded at established billing rates less contractual adjustments. Contractual adjustments are recorded to state patient service revenue at the amount expected to be collected for the service provided based on amounts reimbursable by Medicare or Medicaid under provisions of cost or prospective reimbursement formulas or amounts due from other third-party payors at contractually determined rates.

The Company receives payments for services rendered from federal and state agencies (under the Medicare and Medicaid Programs), commercial insurance companies (in network and out of network), and other payors including individual patients. The majority of its reimbursement is from Medicare and Medicaid.

The following table presents patient service revenue by payor type as a percentage of total patient service revenue for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Medicare	23%	22%	22%
Medicaid	39	40	41
Commercial	30	33	34
Self-pay and other	8	5	3

Total	100%	100%	100%

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occurs in subsequent years because of audits by such programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate provision has been made for any adjustments and final settlements. However, there can be no assurance that any such adjustments and final settlements will not have a material effect on the Company’s financial position or results of operations.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations or wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation, as well as significant regulatory action including fines, penalties and exclusion from the Medicare program.

Accounts Receivable and Allowance for Doubtful Accounts

The Company receives payments for services rendered from federal and state agencies (under the Medicare and Medicaid programs), commercial insurance companies (in network and out of network), and other payors including individual patients. The Company extends credit to its patients and does not require collateral. The Company does not charge interest on accounts receivable.

The Company does not believe that there are any significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable. Estimated provisions for doubtful accounts are recorded to the extent it is probable that a portion or all of a particular account will not be collected. In evaluating the collectibility of accounts receivable, the Company considers a number of factors, including the age of the accounts, historical collection experience, current economic conditions, and other relevant factors.

Income Taxes

Acadia was formed as a limited liability company (LLC). Some of Acadia’s subsidiaries are organized as LLCs and others as C-corporations. The Company has elected, where applicable, that all such entities be taxed as flow-through entities and as such, the results of operations of the Company related to the flow-through entities are included in the income tax returns of its members. Accordingly, taxable income of the Company is the direct obligation of the Member. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Company’s flow-through tax status.

Some of the Company’s subsidiaries are taxed as a C-corporation for federal and state income taxes as the respective subsidiary is directly liable for taxes on its separate income. A tax provision has been provided for income taxes that are the responsibility of the Company or its subsidiaries in the accompanying consolidated financial statements relating to the entities that are taxed as C-corporations and for any taxing jurisdictions that do not recognize an LLC as a flow-through entity.

Unaudited Pro Forma Income Taxes

The Company has prepared and provided pro forma disclosures in the consolidated statements of operations as if the Company’s flow through entities were taxable as C-corporations for federal and state income tax purposes. The pro forma income tax expense was $2,448,357 for the year ended December 31, 2010 and is based on statutory income tax rates.

Advertising Costs

Advertising costs are expensed as incurred and approximated $210,000, $208,000 and $92,000 for the years ended December 31, 2010, 2009 and 2008.

Professional Liabilities Insurance

Loss provisions for professional liability claims are based upon independent actuarial estimates of future amounts that will be paid to claimants. These estimates include consideration of historical Company specific and general psychiatric industry claims experience, as well as future estimated claims payment patterns.

Goodwill and Other Intangible Assets

The Company has recorded assets acquired and liabilities assumed at their respective fair values. The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. Finite-lived intangible assets are amortized on a straight-line basis over the lessor of the underlying contractual or estimated useful lives.

The Company’s goodwill and other indefinite-lived intangible assets are evaluated for impairment annually in its fiscal fourth quarter or more frequently if events indicate that the asset may be impaired. Such evaluation includes comparing the fair value of the asset with its carrying value. If the fair value of the goodwill and other indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the differences. During the years ended December 31, 2010 and 2009, the Company performed its annual impairment tests in the fourth quarter of 2010 and 2009, and did not incur an impairment charge.

Long-Lived Assets and Finite-Lived Intangible Assets

The carrying values of long-lived and finite lived intangible assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review indicates that the asset will not be recoverable, as determined based upon the undiscounted cash flows of the operating asset over the remaining amortization period, the carrying value of the asset will be reduced to its fair value.

Fair Values of Financial Instruments

In September 2006, FASB issued No. 157, Fair Value Measurements, or SFAS No. 157, which has been codified into Accounting Standards Codification 825 (“ASC 825”), Financial Instruments. This guidance, among other things, established a framework for measuring fair value and required supplemental disclosures about fair value measurements. The changes resulting from the application of this new accounting pronouncement primarily relate to the definition of fair value and the methods used to measure fair value. This guidance was effective for fiscal years beginning after November 15, 2007. However, the FASB subsequently deferred this guidance for one year insofar as it relates to certain non-financial assets and liabilities.

The Company adopted this guidance on January 1, 2008, except for the provisions relating to non-financial assets and liabilities that are not required or permitted to be recognized or disclosed at fair value on a recurring basis. The adoption of this guidance for financial assets and liabilities that are carried at fair value on a recurring basis did not have a material impact on our financial position or results of operations. Non-financial assets and liabilities include: (i) those items measured at fair value in goodwill impairment testing; (ii) tangible and intangible long-lived assets measured at fair value for impairment testing; and (iii) those items initially measured at fair value in a business combination. The portion of this guidance that defers the effective date for one year for certain non-financial assets and non-financial liabilities measured at fair value, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, was implemented January 1, 2009. The adoption of this guidance did not have a material impact on our financial position or results of operations.

In July 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-7, “Health Care Entities” (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities. ASU 2011-7 requires healthcare organizations to present their provision for doubtful accounts related to patient service revenue as a deduction from revenue, similar to contractual discounts. In addition, all healthcare organizations will be required to provide certain disclosures designed to help users understand how contractual discounts and bad debts affect recorded revenue in both interim and annual financial statements. ASU 2011-7 is required to be applied retrospectively and is effective for public companies for fiscal years, and interim periods within those years, beginning December 15, 2011, with early adoption permitted. ASU 2011-7 is effective for the Company’s fiscal year beginning October 1, 2012, and is not expected to significantly impact the Company’s financial position, results of operations or cash flows, although it will change the presentation of the Company’s revenues on its statements of operations, as well as requiring additional disclosures.

Financial Instruments

Accounting Standards Codification 825 (“ASC 825”), Financial Instruments (formerly Statement of Financial Accounting Standards No. 107), requires certain disclosures regarding the estimated fair values of financial instruments. The carrying value of cash and cash equivalents, net accounts receivable, accounts payable and accrued liabilities reflected in the consolidated financial statements approximate their estimated fair values due to their short-term nature.

Earnings Per Unit

Basic and diluted earnings per unit are calculated in accordance with ASC Topic 260, Earnings Per Share (formerly SFAS No. 128, Earnings Per Share) using the weighted-average units outstanding in each period, which represents the 100 units held by Holdings for all periods presented, adjusted to retroactively reflect the 100,000-for-one stock split that was effected by means of a stock dividend on May 20, 2011 and the 1.7633-for-one stock split completed on November 1, 2011.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principle, which has been codified into Accounting Standards Codification 105, Generally Accepted Accounting Principles. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the single source of authoritative, nongovernmental U.S. GAAP. The Codification did not change U.S. GAAP. All existing accounting standard documents were superseded and all other accounting literature not included in the Codification is considered non-authoritative. This guidance is effective for interim and annual periods ending after September 15, 2009. Accordingly, the Company has adopted this guidance for the year ended December 31, 2009. The adoption did not have a significant impact on its results of operations, cash flows or financial position.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, which has been codified into Accounting Standards Codification 820 (“ASC 820”), Financial Instruments. This guidance is effective for fiscal years beginning after November 15, 2007 and permits entities to choose to measure many financial instruments and certain other items at fair value. This guidance also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. The Company has adopted this guidance and has elected not to measure any additional financial instruments and other items at fair value.

Acquisition Method of Accounting for Acquisitions

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations, which has been codified into Accounting Standards Codification 805 (“ASC 805”). This guidance requires a number of changes, including changes in the way assets and liabilities are recognized in acquisition accounting as well as requiring the expensing of acquisition-related costs as incurred. Additionally, it provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Furthermore, this guidance requires any adjustments to acquired deferred tax assets and liabilities occurring after the related measurement period to be made through earnings for both acquisitions occurring prior and subsequent to its effective date. The Company adopted

ASC 805 on January 1, 2009. Earlier adoption was prohibited. The adoption of this guidance, prospectively, may have a material effect on the Company’s results of operations and financial position, to the extent that it has material acquisitions, as costs that have historically been capitalized will now be expensed, such as accounting, legal and other professional fees. Acquisition related costs are expensed as incurred and approximated $849,000 and $204,000 for the years ended December 31, 2010 and 2009, respectively.

Non-controlling Interests in Consolidated Financial Statements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51, which has been codified into Accounting Standards Codification 810 (“ASC 810”), Consolidation. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary and clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this guidance changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent’s owners and the interests of the noncontrolling owners of a subsidiary, including a reconciliation of the beginning and ending balances of the equity attributable to the parent and the noncontrolling owners and a schedule showing the effects of changes in a parent’s ownership interest in a subsidiary on the equity attributable to the parent.

This guidance does not change the provisions of Accounting Research Bulletin No. 51, Consolidated Financial Statements, which has also been codified into ASC 810, Consolidation, related to consolidation purposes or consolidation policy, or the requirement that a parent consolidate all entities in which it has a controlling financial interest. This guidance does, however, amend certain of consolidation procedures to make them consistent with the requirements of ASC Topic 805 as well as to provide definitions for certain terms and to clarify some terminology. This guidance was effective on January 1, 2009 for the Company. Earlier adoption was prohibited. This guidance must be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The adoption of this guidance did not have a material impact on the Company’s results of operations, cash flows or financial position.

Determination of Useful Life of Intangible Assets

In April 2008, the FASB issued FASB Staff Position, or FSP No. 142-3, Determination of the Useful Life of Intangible Assets, which has been codified into Accounting Standards Codification 350 (“ASC 350”), Intangibles—Goodwill and Other. This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets, as codified into ASC 350, and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), as codified into ASC 805, Business Combination, when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for ASC 350’s entity-specific factors. This guidance is effective for the Company beginning January 1, 2009. The adoption of this guidance did not have a material impact on the consolidated financial statements of the Company.

Convertible Debt Instruments

In May 2008, the FASB issued FSP, No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), which has been codified into Accounting Standards Codification 470 (“ASC 470”), Debt. This guidance specifies that issuers of certain convertible debt instruments must separately account for the liability and equity components thereof and reflect interest expense at the entity’s market rate of borrowing for non-convertible debt instruments. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption was not permitted. This guidance requires retrospective application to all periods presented in the annual financial statements for the period of adoption and where applicable instruments were outstanding during an earlier period. The cumulative effect of the change in accounting principle on periods prior to those presented shall be recognized as of the beginning of the first period presented. An offsetting adjustment shall be made to the opening balance of retained earnings for that period, presented separately. The adoption of this guidance did not have a material impact on the Company’s results of operations, cash flows or financial position.

Fair Value Measurements

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which has been codified into ASC 820, Fair Value Measurements and Disclosures. This guidance provides additional direction for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This guidance also includes direction on identifying circumstances that indicate a transaction is not orderly. This guidance emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, not a forced liquidation or distressed sale, between market participants at the measurement date under current market conditions. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which has been codified into Accounting Standards Codification 855 (“ASC 855”). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company adopted this guidance for the year ended December 31, 2009.

Recent Accounting Guidance Not Yet Adopted

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for the Company with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which became effective with the reporting period beginning January 1, 2011. This new guidance will not have a material impact on the consolidated financial statements.

In October 2009, the FASB issued guidance on revenue recognition that became effective for the Company beginning January 1, 2011, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of this new guidance will not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued guidance on the consolidation of variable interest entities, which is effective for the Company beginning January 1, 2011. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The adoption of this new guidance will not have a material impact on the consolidated financial statements.

The Company has reviewed other recently issued accounting pronouncements and believes none will have any material impact on the consolidated financial statements.

3. Acquisitions

2008 Acquisition

On September 15, 2008, the Company acquired certain assets of RiverWoods Psychiatric Center, a psychiatric hospital in Atlanta, Georgia (Atlanta). The gross purchase price was approximately $8,700,000 plus transaction costs of approximately $419,000. Assets acquired included real property, personal property and intangible assets such as noncompete agreements, Medicare licenses and a certificate of need.

The total purchase price of the 2008 acquisition has been allocated to the assets acquired with the advice of an independent valuation firm. The purchase price allocation was as follows:

2008
ATLANTA
Fair value of assets acquired, excluding cash:
Land	$820,000
Land improvements	110,000
Property, plant, and equipment	7,211,000
Furniture	111,700
Identifiable intangible assets	200,000
Goodwill	666,745

Total assets acquired	$9,119,445

2009 Acquisitions

On March 5, 2009, the Company acquired certain assets of Acadiana Addiction Center, LLC, a substance abuse treatment center in Lafayette, Louisiana (Acadiana). The gross purchase price was approximately $2,600,000 and cash received was approximately $400,000 for a net purchase price of approximately $2,200,000. In addition the Company may have to pay an additional $949,000 (earn-out payments) if certain earnings levels are achieved during the first three years. The estimated the fair value of earn-out payments at the date of the acquisition was approximately $713,000 based upon expected earnings of Acadiana. The Company incurred transaction costs of approximately $63,000, which were expensed as incurred. Assets acquired included personal property and intangible assets such as noncompete agreements and a trade name.

The estimated fair value of the earn-out payments and intangible assets acquired were determined by management with the advice of an independent valuation firm. The fair values of assets acquired at the acquisition date were as follows:

2009
ACADIANA
Fair value of assets acquired, excluding cash:
Vehicles	$39,815
Goodwill	2,746,982
Identifiable intangible assets	175,000

Total assets acquired	$2,961,797

On November 2, 2009, the Company acquired certain assets from Parkwest Medical Center related to its residential mental health treatment program in Louisville, Tennessee (The Village). The purchase price was approximately $10. The Company incurred transaction costs of approximately $41,000, which were expensed as incurred. Assets acquired included personal property. The fair values of assets acquired at the acquisition date were as follows:

2009
THE VILLAGE
Fair value of assets acquired, excluding cash:
Vehicles	$40,980
Property, plant and equipment	59,005

Total assets acquired	$99,985

As the fair value of the consideration transferred was less than the fair value of the net assets acquired, in accordance with Accounting Standards Codification 805 (ASC 805), Business Combinations, the Company has accounted for the acquisition of The Village as a “Bargain Purchase” and has recorded a gain of approximately $99,985 for the year ended December 31, 2009 which is reflected in other gains in the consolidated statements of operations.

2011 Acquisition

On April 1, 2011, the Company acquired 100 percent of the equity interests of Youth and Family Centered Services, Inc. (YFCS). YFCS operates 13 behavioral health facilities across the United States. The preliminary value of the total consideration transferred is approximately $178.0 million, which represents the cash consideration paid at closing of $178.1 million less a working capital settlement of $0.1 million. The qualitative factors comprising goodwill include efficiencies derived through synergies expected by the elimination of certain redundant corporate functions and expenses, the ability to leverage call center referrals to a broader provider base, coordination of services provided across the combined network of facilities, achievement of operating efficiencies by benchmarking performance and applying best practices throughout the combined company.

Approximately $26.5 million of the goodwill associated with the YFCS acquisition is deductible for federal income tax purposes.

The preliminary fair values of assets acquired and liabilities assumed at the acquisition date, which are subject to revision as more detailed analysis is completed and additional information related to the fair value of property and equipment and other assets acquired and liabilities assumed becomes available, are as follows (in thousands):

Cash	$33
Accounts receivable	17,606
Prepaid expenses and other current assets	2,327
Deferred tax asset-current	1,935
Property and equipment	31,911
Goodwill	137,654
Intangible assets	19,421
Other long-term assets	2,219

Total assets acquired	213,106
Accounts payable	3,028
Accrued salaries and benefits	8,878
Other accrued expenses	2,952
Deferred tax liability—long-term	18,691
Other long-term liabilities	1,510

Total liabilities assumed	35,059

Net assets acquired	$178,047

To assist in financing the acquisition of YFCS, the Company entered into a new credit facility consisting of a term loan of $135,000,000 and a revolving credit facility of $30,000,000. On April 1, 2011, $10,000,000 was drawn on the revolving credit facility as part of the funding of the YFCS acquisition. Also in connection with the YFCS acquisition, the Company received approximately $52,544,000 as equity investment from Holdings.

Pro Forma Information

The consolidated statements of operations include the following net patient service revenue and income from continuing operations, before income taxes, for Atlanta, Acadiana and The Village for the periods denoted below:

	NET PATIENT SERVICE REVENUE	INCOME (LOSS) FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES
Atlanta actual from September 15, 2008 to December 31, 2008	$2,311,255	$(4,929)
Acadiana actual from March 5, 2009 to December 31, 2009	$2,646,957	$471,788
The Village actual from November 2, 2009 to December 31, 2009	$999,724	$(146,125)

The following table provides certain pro forma financial information for the Company as if the Atlanta, Acadiana and The Village acquisitions described above occurred as of January 1, 2008 and as if the YFCS acquisition described above occurred as of January 1, 2010:

	YEAR ENDED DECEMBER 31,
	2010	2009	2008
Net patient service revenue	$248,728,426	$56,546,150	$47,249,190

Income (loss) from continuing operations, before income taxes	$4,443,644	$1,057,711	$(2,272,996)

4. Discontinued Operations

On November 10, 2007, the Company terminated its lease of the real property related to Longview with the landlord in exchange for a cash settlement payment of approximately $220,000 and assignment of and transfer of all fixed assets on the premises which had a net book value of approximately $474,000. The results of operations of Acadia Hospital Longview, LLC have been reported as discontinued operations in the accompanying consolidated statements of operations. In connection with the disposal of Acadia Hospital Longview, LLC, the Company incurred a loss on the disposal of approximately $2,019,000, which included the write-off of approximately $1,717,000 in goodwill in 2007. A loss of approximately $30,000 was recorded for the year ended December 31, 2008 in connection with the closure of this location.

On October 21, 2010 the Company ceased operations at the facility located in Hilo, Hawaii. The facility operating lease was terminated effective January 8, 2011. All remaining assets were disposed of with the exception of a vehicle, which was transferred to an affiliate. The results of operations of Kids Behavioral Health of Hawaii, LLC have been reported as discontinued operations in the accompanying consolidated statements of operations.

A summary of discontinued operations for the years ended December 31, 2010, 2009 and 2008, is as follows:

	2010	2009	2008

Net patient service revenue	$2,010,867	$3,209,814	$3,187,607

Net (loss) gain from discontinued operations	$(471,121)	$118,812	$(155,996)

5. Formation and Member’s Equity

The equity balances and activity of Holdings are as follows for the years ended December 31, 2010, 2009 and 2008:

	CLASS A PREFERRED UNITS		CLASS B PREFERRED UNITS		CLASS A COMMON UNITS		CLASS B COMMON UNITS		ACCUMULATED DEFICIT
	UNITS	AMOUNTS	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT		TOTAL
Balance at December 31, 2007	202,950	$26,304,546	—	$—	200,500	$200,500	—	$—	$(19,370,080)	$7,134,966
Capital contributions	—	10,395,104	—	—	—	—	—	—	—	10,395,104
Accrued preferred unit return	—	3,112,542	—	—	—	—	—	—	(3,112,542)	—
Other	—	—	—	—	4,500	4,500	—	—	—	4,500
Net loss	—	—	—	—	—	—	—	—	(1,717,858)	(1,717,858)

Balance at December 31, 2008	202,950	39,812,192	—	—	205,000	205,000	—	—	(24,200,480)	15,816,712
Capital contributions	—	2,500,000	—	—	—	—	—	—	—	2,500,000
Accrued preferred unit return	—	4,346,800	—	—	—	—	—	—	(4,346,800)	—
Other	247,005	(111,106)	—	—	249,500	(2,000)	—	—	113,106	—
Net income	—	—	—	—	—	—	—	—	2,876,619	2,876,619

Balance at December 31, 2009	449,955	46,547,886	—	—	454,500	203,000	—	—	(25,557,555)	21,193,331
Distributions	(1,980)	(2,296,637)	—	—	(2,000)	—	—	—	—	(2,296,637)
Accrued preferred unit return	—	4,851,643	—	—	—	—	—	—	(4,851,643)	—
Net income	—	—	—	—	—	—	—	—	6,209,977	6,209,977

Balance at December 31, 2010	447,975	$49,102,892	—	$—	452,500	$203,000	—	$—	$(24,199,221)	$25,106,671

The terms of the formation of Holdings were specified by its limited liability company agreement (the Agreement). The Agreement provided for the issuance of membership units comprised of Preferred Units, Class A Units, Class B Units, and Class C Units. In August 2009, the Agreement was amended and revised (the Amended Agreement). Under the Amended Agreement: Preferred Units were reauthorized as Class A Preferred Units; Class A Units were reauthorized as Class A Common Units; Class B Units were reauthorized as Class B Common Units; Class B Preferred Units were authorized and Class C Units were no longer authorized.

Each holder of Class A Common Units is entitled to one vote per unit. Class A Preferred, Class B Preferred and Class B Common Units are not accorded voting rights. Except as otherwise specifically provided in the Agreement, the liability of the members is generally limited to their initial capital contributions. Holdings and the Company will continue indefinitely unless dissolved by a vote of the Board of Managers, a liquidation, dissolution, or winding up of Holdings or the Company, or judicial dissolution in accordance with the Act. The death, retirement, expulsion, withdrawal, bankruptcy, or dissolution of any member will not cause the dissolution of Holdings or the Company.

The affairs and the business of Holdings and the Company are managed by a Board of Managers, except in instances where the approval of the members is expressly required by law. The Board of Managers is comprised of six managers.

Three managers, including the Chairman of the Board of Managers, are designated by the Majority Holder of the Preferred Class A Units and the Class A Common Units (Majority Holder).

Acadia’s Chief Executive Officer (CEO) also serves as a manager and the remaining two managers are outside managers with significant industry experience designated by the Majority Holder with the approval of the CEO.

Members holding Preferred Class A Units hold certain preferences in the event the Company is liquidated and are entitled to an annual return of 10% on the Preferred Class A capital balance plus any unpaid preferred returns from previous periods. Cumulative accrued returns approximated $14,511,000, $9,679,000 and $5,312,000 at December 31, 2010,a 2009 and 2008, respectively.

Approximately 1,000 Class B Preferred Units, 3,650 Class A Common Units and 25,000 Class B Common Units have been reserved for issuance to certain employees of Holdings as of December 31, 2010. The Class B Preferred Units and Class B Common Units vest upon a qualified change in control (as defined in the Amended Agreement) of the Holdings.

On August 31, 2009, the Company issued 247,005 and 249,500 Class A Preferred Units and Class A Common Units, respectively, to the Majority Holders in exchange for an aggregate commitment to contribute capital of $24,950,000.

On January 4, 2010, certain members of senior management of the Company purchased 3,650 Class A Preferred Units and 3,650 Class A Common Units. The Company loaned the members of management the funds necessary to purchase these units pursuant to a three year recourse secured note bearing interest at 8% annually. Since these units contain certain repurchase provisions, they are accounted for as liability awards. The Company also issued 1,000 Class B Preferred Units and 19,000 Class B Common Units to senior management which only vest upon the occurrence of a certain qualified change in control. Accordingly, at December 31, 2010 none of the Class B Preferred Units and none of the Class B Common Units held by management were vested. The fair value of management’s Class A Preferred Units and Class A Common Units at December 31, 2010 was approximately $607,000. The fair value of management’s Class B Preferred Units and Class B Common Units at December 31, 2010 was approximately $5,907,000. There were no cancellations and no forfeitures on: (1) the Class A Preferred Units; (2) the Class A Common Units; (3) the Class B Preferred Units; and (4) the Class B Common Units. On April 1, 2011, in connection with the merger with YFCS, the vesting of the Class B Preferred Units and Class B Common Units was accelerated. The Class A Preferred Units, Class A Common Units, Class B Preferred Units, and Class B Common Units were exchanged for 5,650 new Class A units, 5,650 new Class B units, and $861,758 in cash. As a result, the Company recognized approximately $6,146,000 of share based compensation on April 1, 2011.

Members of Holdings made contributions of $2,500,000 and $10,395,000 during the years ended December 31, 2009 and 2008, respectively. No contributions were made by members during the year ended December 31, 2010.

6. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of patient accounts receivable. Should government agencies suspend or significantly reduce contributions to the Centers for Medicare and Medicaid Services (CMS) program, the Company’s ability to collect on its receivables would be adversely affected. The Company’s exposure to credit risk with respect to its remaining receivables is limited due to the large number of payors and their geographic dispersion.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Acadia has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

7. Property and Equipment

Property and equipment consists of the following at December 31, 2010 and 2009:

	2010	2009
Land	$3,254,130	$3,253,180
Building and improvements	14,914,201	14,742,343
Leasehold improvements	691,900	508,299
Equipment	1,783,458	1,502,800
Furniture and fixtures	842,865	684,268

	21,486,554	20,690,890
Accumulated depreciation and amortization	(3,323,315)	(2,359,636)
Construction in progress	588,324	72,176

	$18,751,563	$18,403,429

8. Goodwill and Other Intangible Assets

The following is a rollforward of the Company’s goodwill as of December 31, 2010 and 2009.

	2010	2009
Beginning balance	$9,156,984	$6,395,002
Additions through acquisitions	—	2,761,982

Ending balance	$9,156,984	$9,156,984

The Company has no accumulated impairment related to its goodwill as of December 31, 2010, 2009 and 2008.

Other identifiable intangible assets and related accumulated amortization consists of the following as of December 31, 2010 and 2009.

	2010	2009
Intangible assets subject to amortization:
Cost:
Trademarks	$85,000	$85,000
Noncompete	266,000	285,000

	351,000	370,000
Less accumulated amortization	(270,800)	(175,406)

	80,200	194,594
Intangible assets not subject to amortization:
Medicare licenses	128,922	134,000
Certificate of Need	335,297	150,000

	464,219	284,000

Intangible assets, net	$544,419	$478,594

Amortization is computed using the straight-line method over the estimated useful life of the respective asset. The Company’s Medicare licenses and their Certificate of Need have indefinite lives and are therefore also not subject to amortization.

The weighted average amortization period for intangible assets subject to amortization are as followings (in years):

Trademarks	5.0
Noncompete	3.4
Total weighted average	3.8

Amortization of intangible assets totaled $108,534, $101,867, and $31,867 for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company expects future amortization expense resulting from other intangible assets at December 31, 2010, as follows:

2011	$50,617
2012	23,333
2013	5,000
2014	1,250

$80,200

9. Debt

At December 31, 2010 and 2009, notes payable consist of the following:

	2010	2009
Secured Promissory note (secured by the physical assets of Acadia) with interest payments due monthly for the first 12 months and interest and principal payments thereafter with the total outstanding amount due on December 31, 2010 (see below), bearing interest at a variable rate	$6,515,443	$6,790,498
Secured Promissory note (secured by the assets of Acadia) with interest payments due on a monthly basis and principal and all remaining interest due December 31, 2010 (see below), bearing interest at a variable rate	3,468,156	3,468,156
Unsecured Promissory notes from the Majority Holder with all principal and interest payments due on April 6, 2009, bearing interest at a fixed rate of 12%	—	—

	9,983,599	10,258,654
Less current portion	9,983,599	10,258,654

	$—	$—

The estimated fair value of debt approximates the carrying amount of $9,983,599 and $10,258,654 at December 31, 2010 and 2009 respectively, due to the short term nature of the debt. The Secured Promissory notes that matured on December 31, 2010 were extended for an additional term on January 27, 2011 and were repaid on April 1, 2011.

10. Commitments and Contingencies

Leases

The Company is obligated under certain operating leases to rent space for its IPF and RTC facilities and other office space. The terms of the leases range from five to ten years, with optional renewal periods. The Company’s building lease for Lafayette contains a fair market value purchase option exercisable under certain conditions during the lease terms.

Aggregate minimum lease payments under noncancelable operating leases with original or remaining lease terms in excess of one year are as follows:

Year ended December 31,
2011	$1,027,274
2012	1,062,025
2013	1,040,907
2014	965,827
2015 Thereafter	925,505
Thereafter	1,758,118

Total minimum rental obligations	$6,779,656

For the years ended December 31, 2010, 2009 and 2008, the Company incurred rental expense, in the aggregate, under all of its operating leases of approximately $1,287,668, $884,936 and $851,723, respectively.

Insurance

Prior to July 1, 2009, the Company maintained commercial insurance coverage on an occurrence basis for workers’ compensation claims with no deductible. Effective July 1, 2009, the Company maintains commercial insurance coverage on an occurrence basis with a $250,000 deductible per claim and $1 million per claim limit. The Company maintains commercial insurance coverage on a claims-made basis for general and professional liability claims with a $50,000 deductible and $1 million per claim limit and an aggregate limit of $3 million with excess umbrella coverage for an additional $7 million.

The accrued insurance liabilities included in the accompanying consolidated balance sheets include estimates of the ultimate costs for both reported claims and claims incurred but not reported through December 31, 2010. In the opinion of management, adequate provision has been made for losses that may occur from the asserted and unasserted claims.

The healthcare industry in general continues to experience an increase in the frequency and severity of litigation and claims. As is typical in the healthcare industry, the Company could be subject to claims that its services have resulted in patient injury or other adverse effects. In addition, resident, visitor and employee injuries could also subject the Company to the risk of litigation. While the Company believes that quality care is provided to patients in its facilities and that it materially complies with all applicable regulatory requirements, an adverse determination in a legal proceeding or government investigation could have a material adverse effect on the Company’s financial condition.

11. Employee Benefit Plan

The Company maintains a qualified defined contribution 401(k) plan covering substantially all of its employees. The Company may, at its discretion, make contributions to the plan. For the years ended December 31, 2010, 2009 and 2008, the Company contributed approximately $102,000, 89,000 and 105,000, respectively, to the 401(k) plan.

12. Related-Party Transactions

Under the terms of the Agreement, the Majority Holder is entitled to receive advisory, financing, and transaction fees for services rendered to the Company.

Advisory fees represent management consulting services rendered to the Company and totaled $550,000, $500,000, and $450,000, for the years ended December 31, 2010, 2009 and 2008, respectively.

Financing fees represent services rendered in assisting the Company with negotiating, arranging and structuring certain financing transactions. The Majority Holder was entitled to Financing Fees of $0, $0 and $10,000 for the years ended December 31, 2010, 2009 and 2008, respectively. The Majority Holder was also entitled to a transaction fee of approximately $1 million upon the date of its initial contribution to the Company and an additional $1 million payment upon the date of the amended and restated LLC Agreement. The Majority Holder was entitled to a restructuring fee of $480,000 upon the date of the amended and restated LLC Agreement. The Majority Holder has irrevocably waived payment of any advisory, financing, transaction and restructuring fees from inception of the Company through December 31, 2010 (the Waived Fees). These Waived Fees are subject to a 10% return until paid. Aggregate cumulative Waived Fees approximated $6,590,000 and $5,433,000 as of December 31, 2010 and 2009, respectively.

Through December 31, 2009, Acadia contracted for certain services (the Purchased Services) from Regency Hospital Company, LLC (Regency), a company in which the Majority Holder previously held a majority of the membership units. Fees incurred for the Purchased Services provided by Regency were based upon time and materials incurred for providing the service. For the years ended December 31, 2009 and 2008, Purchased Services fees approximated $19,000 and $189,000.

13. Income Taxes

Acadia was formed as a limited liability company (LLC) which is taxed as a partnership for Federal income tax purposes. Some of Acadia’s subsidiaries are organized as LLC’s and others as corporations. The Company and its subsidiary LLCs will be taxed as flow-through entities and as such, the results of operations of the Company related to the flow-through entities are included in the income tax returns of its members.

Accordingly, taxable income of the Company is the direct obligation of the members. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Company’s flow-through tax status.

Some of the Company’s subsidiaries are taxed as C-corporations and the respective subsidiaries are directly liable for taxes on their separate income. A tax provision has been provided for income taxes that are the responsibility of the Company or its subsidiaries in the accompanying consolidated financial statements relating to the entities that are taxed as C-corporations and for any taxing jurisdictions that do not recognize an LLC as a flow-through entity.

The Company made income tax payments of $700,000 and $30,000 for the years ended December 31, 2010 and 2009, respectively, and no payments for 2008.

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Current expense	$621,541	$53,390	$20,000
Deferred benefit	(144,995)	—	—

Provision for income taxes	$476,546	$53,390	$20,000

The Company’s current tax expense of $621,541 for the year ended December 31, 2010 consists of federal tax expense as well as a gross receipts tax assessed by a certain state that is accounted for as income taxes in accordance with Accounting Standards Codification 740 (“ASC 740”).

The Company’s effective tax rate differs from the statutory United States federal income tax rate for the years ended December 31 as follows:

	YEAR ENDED DECEMBER 31
	2010	2009	2008
Federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	1.2	(1.0)	(1.0)
Non-Deductible items	0.1	(1.0)	—
Change in Valuation Allowance	(2.7)	—	—
Other	(26.3)	(34.0)	(34.0)

Effective tax rate	6.3%	(2.0)%	(1.0)%

The other line item shown above represents the flow-through of taxable income to the members of the Company.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities of the Company are as follows:

	DECEMBER 31
	2010	2009
Net operating losses and tax credit carry forwards—federal and state	$690,928	$1,279,918
Intangibles	43,861	27,502
Prepaid items	57,135	56,746
Bad debt allowance	5,785	10,069
Accrued compensation	73,776	75,284
Accrued expenses	376,301	397,344
Insurance reserves	314,637	420,297
Other assets	20,713	19,683
Valuation allowance	(446,973)	(1,367,430)

Total deferred tax assets	1,136,163	919,413
Fixed asset basis difference	(946,746)	(874,991)

Total deferred tax liabilities	(946,746)	(874,991)

Net deferred taxes	$189,417	$44,422

Based on the weight of available evidence, a valuation allowance was provided to offset the entire net deferred tax asset as of December 31, 2009. As of December 31, 2010, the valuation allowance against certain subsidiaries was released, which resulted in the recognition of a deferred tax asset of $144,495. All other net deferred tax assets remain fully reserved as of December 31, 2010.

The Company’s net operating loss carry forwards as of December 31, 2010 and 2009 are approximately $2.1 million and $3.8 million, respectively. Of these amounts approximately $1.3 million as of December 31, 2010 and 2009 is attributed to a certain acquisition. The operating losses will expire between 2022 and 2028. Due to changes in ownership control, net operating losses acquired are limited to offset future income pursuant to Internal Revenue Code Section 382.

Acadia adopted the provisions of ASC Topic 740-10 formerly known as FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), on January 1, 2009. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

As a result of the implementation of this guidance, the Company recognized no cumulative effect adjustment. The Company had $1,050,220 and $116,897 of unrecognized income tax benefits as of December 31, 2010 and 2009, respectively, of which $1,005,798 was used to reduce available net operating losses.

None of the uncertain tax positions would affect the Company’s effective income tax rate if recognized. The Company has unused U.S. federal and state NOLs for years 2002 through 2007. As such, these years remain subject to examination by the relevant tax authorities.

14. Fair Value of Financial Instruments

Effective January 1, 2008, the Company SFAS No. 157, which has been codified into ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of this guidance did not change the method of calculating the fair value of assets or liabilities. The primary impact from adoption was additional disclosures. The portion of this guidance that defers the effective date for one year for certain non-financial assets and non-financial liabilities measured at fair value, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, was implemented January 1, 2009, and did not have an impact on the consolidated financial position, cash flows or results of operations.

In October 2008, the FASB issued FSP 157-3 Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, which has also been codified into ASC 820. This guidance provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. This guidance was effective upon issuance. The Company does not currently have any investments requiring fair market valuations in inactive markets; therefore, the adoption of this guidance did not have an impact on the consolidated financial position, cash flows or results of operations.

The fair value hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement, as follows:

•	Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table summarizes the financial instruments as of December 31, 2010 and 2009, which are valued at fair value:

	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE AS OF DECEMBER 31, 2010
Cash and cash equivalents	$8,614,480	$—	$—	$8,614,480

	LEVEL 1	LEVEL 2	LEVEL 3	BALANCE AS OF DECEMBER 31, 2009
Cash and cash equivalents	$4,489,292	$—	$—	$4,489,292

15. Other Information

A summary of activity in the Company’s allowance for doubtful accounts is as follows:

	BALANCES AT BEGINNING OF PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	ACCOUNTS WRITTEN OFF, NET OF RECOVERIES	BALANCES AT END OF PERIOD
Allowance for doubtful accounts:
Year ended December 31, 2008	$1,239,232	1,803,930	1,934,076	$1,109,086
Year ended December 31, 2009	$1,109,086	2,424,283	2,159,782	$1,373,587
Year ended December 31, 2010	$1,373,587	2,238,452	2,468,495	$1,143,544

16. Subsequent Events

On May 13, 2011, the Company was converted to a C-corporation registered as Acadia Healthcare Company, Inc. As a result of the conversion to a C-corporation, all of the Company’s 100 outstanding membership units were converted to 100 shares of common stock of Acadia Healthcare Company, Inc.

On May 20, 2011, the new C-corporation underwent a stock split by means of a stock dividend of 100,000 shares of common stock for each share of common stock outstanding on May 20, 2011 such that 10,000,000 shares of common stock were issued and outstanding on such date. On November 1, 2011, an additional 1.7633-for-one stock split was completed resulting in 17,633,116 shares of common stock issued and outstanding at that date. The accompanying consolidated statements of operations disclose earnings per share for the years ended December 31, 2010, 2009 and 2008 giving effect to the stock splits.

On November 1, 2011, the Company completed its merger with PHC, Inc. d/b/a Pioneer Behavioral Health (“PHC”), a publicly-held behavioral health services company based in Massachusetts. In connection with the PHC merger, the Company issued $150.0 million of 12.875% Senior Notes due 2018 and used the proceeds of such debt issuance primarily to pay a cash dividend of $74.4 million to existing Acadia stockholders, repay PHC indebtedness of $26.4 million, fund the $5.0 million cash portion of the merger consideration issued to the holders of PHC’s Class B Common Stock, pay a $20.6 million fee to terminate the professional services agreement between Acadia and Waud Capital Partners and pay transaction-related expenses. The Senior Notes were issued at a discount of $2.5 million. Additionally, pursuant to the merger agreement, the Company issued 4,891,667 shares of common stock of Acadia Healthcare Company, Inc. to the holders of PHC’s Class A Common Stock and Class B Common Stock based on a one-to-four conversion rate and 19,566,668 PHC shares outstanding immediately prior to the merger.

The 12.875% Senior Notes due 2018 issued by the Company are guaranteed by each of the Company’s subsidiaries, all of which are wholly owned subsidiaries. The guarantees are full and unconditional and joint and several and Acadia Healthcare Company, Inc., as the parent issuer of the 12.875% Senior Notes due 2018, has no independent assets or operations.

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	QUARTER ENDED MARCH 31, 2011	YEAR ENDED DECEMBER 31, 2010
	(Unaudited)
	(Amount in thousand)
ASSETS
Current Assets
Cash and cash equivalents	$4,009	$5,307
Patient accounts receivable, net of allowances for doubtful accounts of $964 and $1,215, respectively.	17,736	16,693
Deferred tax assets	1,514	1,499
Prepaid expenses and other current assets	1,899	2,093

Total Current Assets	25,158	25,592
Property and equipment, net	26,379	26,457
Goodwill	133,974	133,974
Other intangibles, net of accumulated amortization of $6,538 and $6,909, respectively.	28,752	29,081
Debt issuance costs, net of accumulated amortization of $3,593 and $3,423, respectively.	1,330	1,500
Other noncurrent assets	1,016	926

Total Assets	$216,609	$217,530

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$3,028	$3,666
Accrued salaries and wages	5,248	6,417
Other accrued expenses	5,405	4,439
Current maturities of long-term debt	1,248	1,247

Total Current Liabilities	14,929	15,769
Senior secured notes	52,281	54,071
Senior subordinated notes	30,775	30,755
Deferred tax liability	12,546	12,261
Other noncurrent liabilities	1,896	2,548

Total Liabilities	112,427	115,404
Stockholders’ Equity
Series A Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, 83,609,009, issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	8	8
Series B Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	—	—
Redeemable Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	—	—
Common stock, $.0001 par value, 105,000,000 shares authorized, 85,398 issued and outstanding at March 31, 2011 and December 31, 2010, respectively.	—	—
Additional paid-in capital	100,183	99,577
Retained earnings	3,991	2,541

Total Stockholders’ Equity	104,182	102,126

Total Liabilities and Stockholders’ Equity	$216,609	$217,530

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
	(Amount in thousand) (Unaudited)
Net Operating Revenues	$45,686	$45,489
Expenses:
Salaries and benefits	29,502	27,813
Other operating expenses	9,914	8,945
Provision for bad debts	208	56
Interest and amortization of debt costs	1,726	1,954
Depreciation and amortization	819	914

Total Expenses	42,169	39,682
Income from continuing operations	3,517	5,807
Gain on the sale of assets	7	1

Income from continuing operations before income taxes	3,524	5,808
Provision for income taxes	1,404	2,267

Income from continuing operations	2,120	3,541
Discontinued Operations:
Loss from operations and abandonment of discontinued facility	(106)	(247)
Income tax benefit	42	96

Loss from discontinued operations	(64)	(151)

Net Income	$2,056	$3,390

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	QUARTER ENDED
	MARCH 31, 2011	MARCH 31, 2010
	(Amount in thousand) (Unaudited)
Cash Flows from Operating Activities
Net income	$2,056	$3,390
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	269	259
Depreciation and amortization	819	951
Gain on the sale of fixed assets	(7)	(1)
Amortization of discount on debt and other financing costs	215	183
Changes in operating assets and liabilities:
Patient accounts receivable	(1,044)	(3,120)
Prepaid expenses and other assets	72	247
Accounts payable and accrued expenses	(1,494)	4,728

Net Cash Provided by Operating Activities	886	6,637

Cash Flows from Investing Activities
Purchases of property and equipment	(403)	(78)
Proceeds from the sale of fixed assets	8	1

Net Cash Used in Investing Activities	(395)	(77)

Cash Flows from Financing Activities
Payments on senior term loan	(1,800)	(13,300)
Other long-term borrowings/(payments)—net	11	15

Net Cash Used in Financing Activities	(1,789)	(13,285)

Net Change in Cash and Cash Equivalents	(1,298)	(6,725)
Cash and Cash Equivalents at Beginning of Period	5,307	15,294

Cash and Cash Equivalents at End of Period	$4,009	$8,569

Interest Paid	$585	$580
Income Taxes Paid	$65	$838

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(unaudited)

Summary of Significant Accounting Policies

Note 1—Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The accompanying consolidated financial statements and notes thereto are unaudited. In the opinion of the Company’s management, these statements include all adjustments, which are of a normal recurring nature, necessary to fairly present our financial position at March 31, 2011 and December 31, 2010, and the results of our operations and cash flows for the three month periods ended March 31, 2011 and March 31, 2010. The Company’s fiscal year ends on December 31 and interim results are not necessarily indicative of results for a full year or any other interim period. The information contained in these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the fiscal year ended December 31, 2010.

The Company was sold on April 1, 2011(See Note 8).

New Accounting Pronouncements:

In August 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-24, which provides clarification to companies in the healthcare industry on the accounting for malpractice claims or similar contingent liabilities. This ASU states that an entity that is indemnified for these liabilities shall recognize an insurance receivable at the same time that it recognizes the liability, measured on the same basis as the liability, subject to the need for a valuation allowance for uncollectible amounts. This ASU also discusses the accounting for insurance claims costs, including estimates of costs relating to incurred-but-not-reported claims and the accounting for loss contingencies. Receivables related to insurance recoveries should not be netted against the related claim liability and such claim liabilities should be determined without considering insurance recoveries. This ASU is effective for fiscal years beginning after December 15, 2010 and was adopted by the Company in the first quarter of 2011. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

Note 2—Acquisitions and Dispositions

Closed Operations:

In a previous year, the Company determined that a psychiatric hospital in New Mexico and a residential treatment center in Ohio no longer provided a benefit to the Company and terminated the operations. The continuing operating expenses for these facilities were not significant and did not have a material impact on the Company’s consolidated financial statements, for the periods ended March 31, 2010 and 2011.

In June 2009, the Company temporarily suspended the operations at one of its Arizona facilities in response to the economic crisis and related funding issues within the state, as well as, certain environmental problems at the facility. The Company has eliminated the environmental problem and believes the state will take appropriate action to resolve its financial issues. With the new directions the Company has identified in areas of outpatient treatment care services and targeting programs that will meet community needs and the state’s push for new care alternatives, our intent is to re-open the facility, within the next six to twelve months, at a time when the state’s economic situation has improved and a strong referral base could once again be established. The continuing operating expenses for this facility are not significant and will not have a material impact on the Company’s consolidated financial statements.

Discontinued Operations:

There were no discontinued operations for the years ended December 31, 2008 and 2009.

In October 2010, the Company was notified by the Agency for Health Care Administration that it was discontinuing the Statewide Inpatient Psychiatric Program (SIPP) contract at its Tampa Bay facility. Subsequent appeals with the Florida Medicaid Bureau were, eventually, denied. The notice of termination which was to be effective, on December 15, 2010, was subsequently withdrawn as the Company voluntarily terminated the contract. The loss of this contract generated a severe financial impact on the facility to the extent the Company decided to terminate operations effective December 31, 2010.

In connection with closing the facility, we recorded a charge for impaired assets, which were, principally, two group homes, leasehold improvements and furniture and equipment, in the amount of, approximately, $1,100,000 and exit costs of, approximately, $2,500,000 for the year ended December 31, 2010.

Note 3—Property and Equipment

The components of property and equipment are as follows (amounts in thousands):

	MARCH 31, 2011	DECEMBER 31, 2010
	(Unaudited)
Land and improvements	$5,423	$5,423
Buildings and improvements	28,693	28,521
Furniture, fixtures and equipment	9,197	8,990

Total property and equipment	43,313	42,934
Less: accumulated depreciation	(16,934)	(16,477)

Property and equipment, net	$26,379	$26,457

Note 4—Intangible Assets

Other intangible assets are comprised of the following: (amounts in thousands)

	MARCH 31, 2011		DECEMBER 31, 2010
	GROSS AMOUNT	ACCUMULATED AMORTIZATION	GROSS AMOUNT	ACCUMULATED AMORTIZATION
	(Unaudited)
Amortizable intangible assets:
Customer Relationships	$11,900	$6,470	$11,900	$6,142
Covenants not to compete	70	68	770	767
Unamortizable intangible assets:
Trade names	13,620	—	13,620	—
Certificates of need	9,700	—	9,700	—

Total	$35,290	$6,538	$35,990	$6,909

Note 5—Senior and Subordinated Debt

The Company has a credit agreement with a syndication of lenders who provided the Company with up to $170.0 million. The Credit Agreement provided for a term loan for up to $120.0 million, expiring in July 2013 and a revolving credit facility for up to $25.0 million, expiring in July 2012.

The Term Loan and the Revolving Loan are guaranteed by the Company’s subsidiaries and the Company has granted a first priority security interest in the capital stock and related assets of those subsidiaries.

Our Senior Secured Credit Agreement requires the Company to make additional principal payments, subject to step-down based on total leverage levels, of the Company’s defined excess cash flow. The Company made excess cash flow payments in the amount of approximately $1.8 million in 2011, and $13 million in 2010, in order to remain in compliance with its debt covenants.

The agreement provides that the Company, at its option, may elect that all or part of the term loan and the revolving loan bear interest at a rate per annum equal to the banks applicable Alternate Base Rate or LIBOR Rate, as these terms are defined in the credit agreement. The applicable Alternate Base Rate or LIBOR Rate will be increased by an applicable margin related to each type of loan.

The interest rates applicable to the Senior Term Loan ranged, primarily, from 4.01% to 4.02% and 3.99% to 5.75% for the periods ended March 31, 2011 and 2010, respectively.

Additionally, the Company pays a commitment fee, at the rate of 0.50% per year, on the unused portion of the revolving credit facility and, at March 31, 2011 and December 31, 2010, had no borrowings outstanding.

Senior Unsecured Subordinated Notes:

The Company has outstanding Senior Subordinated Notes in the amount of $31.0 million bearing interest at the rate of 12.0% per year, payable quarterly, with the principal balance due and payable on January 19, 2014. Additionally, the Company issued warrants to purchase 4,041,689 shares of the Company’s common stock at an exercise price of $0.01 per share having an estimated value of approximately $768,000 based upon the fair value of the underlying common shares. The amount allocated to the warrants has been recorded in the accompanying consolidated financial statements as a discount on the Senior Subordinated Notes and the amortization is included in interest expense. The warrants shall be exercisable at any time, in whole or part, into Common Stock of the Company prior to May 28, 2014 (the “Warrant Expiration Date”). The Senior Subordinated Notes are held by funds indirectly managed by principal shareholders of the Company.

The Senior Secured Credit Agreement and Senior Unsecured Subordinated Notes contain certain restrictive covenants. These covenants include restrictions on additional borrowings, investments, sale of assets, capital expenditures, dividends, sale and leaseback transactions, contingent obligations, transactions with affiliates and fundamental changes in business activities. The covenants also require the maintenance of certain financial ratios regarding senior indebtedness, senior interest and capital expenditures. At March 31, 2011 and December 31, 2010, the Company was in compliance with all required covenants.

On April 1, 2011, in connection with the sale of the Company, all outstanding loans were paid in full (See Note 8).

Other Financial Assets and Liabilities

Other financial assets and liabilities with carrying amounts approximating fair value include cash and cash equivalents, accounts receivable, other current assets, current debt, accounts payable and other current liabilities.

Note 6—Commitments and Contingencies

Professional Liability:

The Company’s business entails an inherent risk of claims relating to professional liability. The Company maintains professional liability insurance, on a “claims made basis”, with an option to extend the claims reporting period and general liability insurance, on an “occurrence basis”. The Company also maintains additional coverage for claims in excess of the coverage provided by the professional and general liability policies. The Company accrues for unknown incidents based upon the anticipated future costs related to those potential obligations. The Company believes that its insurance coverage is sufficient based upon claims experience and the nature and risks of its business. There can be no assurance that a pending or future claim or claims will not be successful against the Company, and, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms. In February 2011, the Company entered into an agreement with its professional liability carrier to convert the professional liability policies for the 2005, 2006, 2007 and 2008 policy years from Loss Sensitive/Retrospectively Rated premium policies to Guaranteed Cost policies. This conversion effectively “buys out” the retro programs and eliminates future premium adjustments, regardless of loss development or claims experience. The premium for this conversion was, approximately, $2,500,000.

Legal Proceedings:

In the ordinary course of business the Company is exposed to various legal proceedings, claims and incidents that may lead to claims. In management’s current opinion, the outcome with respect to these actions will not have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. However, there can be no assurances that, over time, certain of these proceedings will not develop into a material event and that charges related to these matters could be significant to our results or cash flows in any one accounting period.

Reimbursement and Regulatory Matters:

Laws and regulations governing the various Medicaid and state reimbursement programs are complex and subject to interpretation. The Company believes it is in substantial compliance with all applicable laws and regulations. However, the Company has ongoing regulatory matters, including those described below. Currently, management does not believe the outcome of the compliance matters or regulatory investigations will have a significant impact on the financial position or operating results of the Company.

In April 2006, the Company and one of its facilities were the recipients of a federal subpoena. The Company fully cooperated with the U.S. Attorney’s Office’s investigation and the parties worked on components of a model residential treatment program as a resolution of the investigation. In December 2008, the Assistant U.S. Attorney contacted the Company’s outside counsel, and informed him that the investigation was the product of a qui tam action filed under the Federal False Claims Act. Such cases are filed “under seal” and the defendants are not notified until the government officially intervenes in the case. In this instance, the Court directed the government to either settle this matter promptly, or intervene or decline to intervene, in which case the plaintiff could still proceed on his/her own; and the Court partially unsealed the case, so as to let the Company know it was the subject of a lawsuit. A settlement agreement with the U.S. Attorney’s Office was reached on April 22, 2009, which includes facets of a model residential treatment program; a partial re-payment of funding in three installments of $50,000 each, with the final installment paid in April of 2011; and various corporate integrity provisions commonly required by the U.S. Department of Health and Human Services Office of the Inspector General. As part of the integrity provisions, an independent review organization shall monitor the Company for three years. The Company was notified by the U.S. Attorney’s Office on March 9, 2010 and by the independent review organization on March 10, 2010 that they had received complaints alleging compliance concerns which they intended to investigate. The matters were fully investigated internally and externally and resolved with no material financial effects. As of January 31, 2011, the independent review organization reported no issues of non-compliance. In late February of 2011, outside counsel for the Company contacted the U.S. Attorney’s Office to verbally inform the government of the impending sale of the Company. During the call, the Assistant U.S. Attorney mentioned that he would be sending a letter or other communication on various matters, but he declined to indicate the anticipated substance of the correspondence or if there were specific concerns. The correspondence has not been received at this time.

On August 20, 2010, the Florida Agency for Health Care Administration (AHCA) issued an Emergency Immediate Moratorium on Admissions to halt all residential treatment admissions due to regulatory deficiencies. Subsequently over a period of four months, AHCA issued a moratorium on admissions for two of the group homes; filed five administrative complaints seeking fines totaling $134,500 and revocation of licenses; and sent a notice of termination of the Medicaid Statewide Inpatient Psychiatric Program (SIPP) contract with Tampa Bay Academy, effective December 15, 2010, which was subsequently withdrawn to allow the Company to voluntarily terminate that contract. This facility was closed on December 31, 2010, and the case was settled for approximately $30,000 in June 2011.

Note 7—Shareholders’ Equity

Preferred and Common Stock:

The authorized capital stock of the Company consists of 375,000,000 shares of capital stock designated as follows: (i) 270,000,000 shares of preferred stock, par value $.0001, of which 90,000,000 shares have been designated as Series “A” Convertible Preferred Stock, 90,000,000 shares have been designated as Series “B” Convertible Preferred Stock and 90,000,000 shares have been designated as Redeemable Preferred Stock, and (ii) 105,000,000 shares of common stock, par value $.0001.

83,609,009 shares of Series “A” Convertible Preferred Stock and 85,398 shares of Common Stock were issued and outstanding for the periods ended March 31, 2011 and December 31, 2010, respectively.

All of the Company’s outstanding shares of Preferred and Common stock are held by Company sponsors and certain of its current and former employees.

Note 8—Income Taxes

The Company’s anticipated annual effective income tax rate is, approximately, 39.0%. The provision for income taxes differs from the statutory rate primarily due to state taxes, permanent differences and the effect of the valuation allowance.

Note 9—Subsequent Events

Material Definitive Agreements:

On April 1, 2011, prior to the consummation of sale referred to below, the Company declared a dividend of and distributed 100% of the outstanding shares of the capital stock of Oak Ridge to the holders of Series A Preferred Stock of the Company. Upon consummation of the dividend, the Company wrote off approximately $1.4 million relating to an Oak Ridge accrued regulatory matter.

On February 17, 2011, Youth and Family Centered Services, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Acadia Healthcare Company, LLC, a Delaware corporation (the “Parent”), and Acadia—YFCS Acquisition Company, Inc., a Georgia corporation (the “Merger Co”).

The Companies closed the transaction on April 1, 2011.

On April 1, 2011, upon consummation of the sale, approximately, $84.3 million of our Senior and Subordinated Debt was paid off and the Company expensed all remaining deferred charges, including, deferred financing costs, subordinated debt warrants, rating agency and lender administrative fees in the amount of, approximately, $1,593,000.

Furthermore, on April 1, 2011, upon consummation of the sale, the Company wrote off dividends accrued on preferred shares in the amount of, approximately, $15,300,000 and returned invested capital to both preferred and common shareholders in the amount of, approximately, $4,000,000.

Executive Employment Agreements:

In 2004, the Company entered into employments agreement with our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”). Such employment agreements have been amended in connection with the Merger (the “Amendments”), with the Amendments becoming effective upon the consummation thereof.

In accordance with the appropriate guidance which establishes general standard of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued, the Company evaluated subsequent events through July 7, 2011, the date the financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors of

Youth and Family Centered Services, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Youth and Family Centered Services, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youth and Family Centered Services, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Austin, Texas

March 31, 2011

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	DECEMBER 31,
	2009	2010
	(Amounts in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$15,294	$5,307
Patient accounts receivable, net of allowances for doubtful accounts of $735 and $1,215, respectively.	15,365	16,693
Deferred tax assets	461	1,499
Prepaid expenses and other current assets	2,839	2,093

Total Current Assets	33,959	25,592
Property and equipment, net	28,333	26,457
Goodwill	157,502	133,974
Other intangibles, net of accumulated amortization of $5,475 and $6,909, respectively.	30,515	29,081
Debt issuance costs, net of accumulated amortization of $2,744 and $3,423, respectively.	2,179	1,500
Other noncurrent assets	2,132	926

Total Assets	$254,620	$217,530

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,548	$3,666
Accrued salaries and wages	6,066	6,417
Other accrued expenses	4,349	4,439
Current maturities of long-term debt	13,273	1,247

Total Current Liabilities	25,236	15,769
Senior secured notes	68,178	54,071
Senior subordinated notes	30,676	30,755
Deferred tax liability	13,893	12,261
Other noncurrent liabilities	2,716	2,548

Total Liabilities	140,699	115,404
Stockholders’ Equity
Series A Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, 83,609,009, issued and outstanding at December 31, 2009 and 2010.	8	8
Series B Convertible Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at December 31, 2009 and 2010.	—	—
Redeemable Preferred Stock, $.0001 par value, 90,000,000 shares authorized, none issued and outstanding at December 31, 2009 and 2010.	—	—
Common stock, $.0001 par value, 105,000,000 shares authorized, 85,398 issued and outstanding at December 31, 2009 and 2010, respectively.	—	—
Additional paid-in capital	97,119	99,577
Retained earnings	16,794	2,541

Total Stockholders’ Equity	113,921	102,126

Total Liabilities and Stockholders’ Equity	$254,620	$217,530

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	FOR THE YEARS ENDED DECEMBER 31,
	2008	2009	2010
	(Amounts in thousands)
Net Operating Revenues	$180,646	$186,586	$184,386
Expenses:
Salaries and benefits	110,966	113,870	113,931
Other operating expenses	37,648	37,592	38,155
Provision for (recoveries of) bad debts	1,902	(309)	525
Interest and amortization of debt costs	12,488	9,572	7,514
Depreciation and amortization	9,419	7,052	3,456
Impairment of goodwill	—	—	23,528

Total Expenses	172,423	167,777	187,109
Income/(Loss) from continuing operations	8,223	18,809	(2,723)
Gain/(Loss) on the sale of assets	(56)	(15)	9

Income/(Loss) from continuing operations before income taxes	8,167	18,794	(2,714)
Provision for income taxes	3,132	7,133	5,032

Income/(Loss) from continuing operations	5,035	11,661	(7,746)
Discontinued Operations:
Income (loss) from operations and abandonment of discontinued facility	1,654	(2,356)	(6,068)
Income tax benefit (expense)	(690)	913	2,008

Income (loss) from discontinued operations	964	(1,443)	(4,060)

Net Income/(Loss)	$5,999	$10,218	$(11,806)

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	PREFERRED STOCK		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS’ EQUITY
	SHARES	AMOUNT	SHARES	AMOUNT
	(Amounts in thousands)
Balance at December 31, 2007	81,802	$8	31	$—	$91,483	$5,156	$96,647

Preferred Stock Undeclared Dividends	—	—	—	—	2,264	(2,264)	—
Stock Options Exercised	—	—	54	—	11	—	11
Stock Based Compensation	—	—	—	—	8	—	8
Excess Tax Benefit Resulting from Stock Options Exercised	—	—	—	—	31	—	31
Net Income	—	—	—	—	—	5,999	5,999

Balance at December 31, 2008	81,802	$8	85	$—	93,797	$8,891	$102,696

Preferred Stock Undeclared Dividends	—	—	—	—	2,315	(2,315)	—
Stock Options Exercised	1,807	—	—	—	308	—	308
Stock Based Compensation	—	—	—	—	9	—	9
Excess Tax Benefit Resulting from Stock Options Exercised	—	—	—	—	690	—	690
Net Income	—	—	—	—	—	10,218	10,218

Balance at December 31, 2009	83,609	8	85	—	97,119	16,794	113,921

Preferred Stock Undeclared Dividends	—	—	—	—	2,447	(2,447)	—
Stock Based Compensation	—	—	—	—	11	—	11
Net Loss	—	—	—	—	—	(11,806)	(11,806)

Balance at December 31, 2010	83,609	$8	85	$—	$99,577	$2,541	$102,126

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	FOR THE YEARS ENDED DECEMBER 31,
	2008	2009	2010
	(Amounts in thousands)
Cash Flows from Operating Activities
Net income (loss)	$5,999	$10,218	$(11,806)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	(960)	1,076	(2,670)
Stock based compensation	8	9	11
Depreciation and amortization	9,627	7,210	3,587
Impairment of tangible assets and goodwill	—	—	24,583
Loss on the sale of fixed assets	56	15	(9)
Amortization of discount on debt and deferred financing costs	910	773	827
Changes in operating assets and liabilities:
Patient accounts receivable	1,401	2,926	(1,327)
Prepaid expenses and other assets	920	1,129	1,826
Accounts payable and accrued expenses	(1,096)	(2,379)	2,390

Net Cash Provided by Operating Activities	16,865	20,977	17,412

Cash Flows from Investing Activities
Purchases of property and equipment	(2,367)	(1,492)	(1,316)
Proceeds from the sale of fixed assets	13	18	19
Acquisition costs	1,000

Net Cash Used in Investing Activities	(1,354)	(1,474)	(1,297)

Cash Flows from Financing Activities
Proceeds from issuance of preferred stock	—	308	—
Proceeds from issuance of common stock	11
Excess tax benefits related to stock option exercise	31	690	—
Payments on senior term loan	(1,200)	(25,700)	(26,100)
Payments on capital leases	(308)	(359)	—
Other long-term borrowings/(payments)—net	(46)	(22)	(2)

Net Cash Used in Financing Activities	(1,512)	(25,083)	(26,102)

Net Change in Cash and Cash Equivalents	13,999	(5,580)	(9,987)
Cash and Cash Equivalents at Beginning of Period	6,875	20,874	15,294

Cash and Cash Equivalents at End of Period	$20,874	$15,294	$5,307

Interest Paid	$11,931	$9,505	$7,274
Income Taxes Paid	$4,014	$4,969	$6,032

See Notes to Consolidated Financial Statements

YOUTH AND FAMILY CENTERED SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business:

Youth and Family Centered Services, Inc. (the “Company”) was incorporated in 1997 and is headquartered in Austin, Texas. The Company is a leading provider of behavioral healthcare, education, and long-term support needs for abused and neglected children and adolescents. The Company operates thirteen facilities in eight states and its services include inpatient acute care programs, residential treatment programs, programs for the developmentally disabled, foster care, group homes, home and community based services, outpatient and accredited private schools.

Principles of Consolidation:

The consolidated financial statements include the accounts of Youth and Family Centered Services, Inc. and its subsidiaries in accordance with accounting principles generally accepted in the United States. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents:

The Company classifies as cash and cash equivalents all highly liquid investments with a maturity date of three months or less from the date of purchase. The carrying values of cash and cash equivalents approximated fair value due to the short-term nature of these instruments.

Revenues and Allowance for Contractual Discounts:

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments. Revenues are recorded during the period the health care services are provided, based upon the estimated amounts due from the patients and third-party payors. Third party payors include Medicaid, various state agencies, managed care health plans and commercial insurance companies.

The following table presents patient service revenue by payor type and as a percent of total patient service revenue for the years ended December 31, 2009 and 2010 (amounts in thousands):

	DECEMBER 31,
	2009		2010
	AMOUNT	%	AMOUNT	%
Private Pay	1,324	0.7%	1,001	0.6%
Commercial	4,937	2.7%	4,656	2.5%
Medicaid	180,325	96.6%	178,729	96.9%

Total	186,586		184,386

The following tables present the aging of accounts receivable, net of allowance for doubtful accounts, by payor type as of December 31, 2009 and 2010 (amounts in thousands):

Accounts Receivable Aging as of December 31, 2009

	CURRENT	30-60	60-90	90-120	120-150	>150	TOTAL
Private Pay	$100	$70	$7	$2	$4	$—	$183
Commercial	457	174	34	20	34	17	736
Medicaid	10,289	1,858	678	1,276	310	35	14,446

Total	$10,846	$2,102	$719	$1,298	$348	$52	$15,365

Accounts Receivable Aging as of December 31, 2010

	CURRENT	30-60	60-90	90-120	120-150	>150	TOTAL
Private Pay	$139	$14	$6	$6	$3	$—	$168
Commercial	591	179	88	26	7	50	941
Medicaid	10,749	2,681	633	1,215	204	102	15,584

Total	$11,479	$2,874	$727	$1,247	$214	$152	$16,693

Accounts Receivable and Allowance for Doubtful Accounts:

The Company records accounts receivable in the period in which the services were rendered and represent claims against third-party payors such as Medicaid, state agencies, managed care health plans, commercial insurance companies and/or patients, that will be settled in cash. The carrying value of the Company’s accounts receivable, net of allowance for doubtful accounts, represents their estimated net realizable value. If events or circumstances indicate specific receivable balances may be impaired, further consideration is given to the Company’s ability to collect those balances and the allowance is adjusted accordingly. The Company continually monitors its accounts receivable balances and utilizes cash collection data to support its estimates of allowance for doubtful accounts. Past-due receivable balances are cancelled when internal collection efforts have been exhausted.

Concentration of Credit Risk:

Medicaid revenues, for healthcare services in two states, represented approximately 36.7%, 38.3% and 39.5%, of the Company’s net patient net revenues during each of 2008, 2009, and 2010. Accounts receivable are unsecured and due, primarily, from Medicaid, state agencies and educational programs. The Company maintains an allowance for estimated losses resulting from the non-collection of customer receivables. The Company’s management recognizes that revenues and receivables from government agencies are significant to its operations, but does not believe that there are significant credit risks associated with these government programs. Because of the large number of payors, types of payors and the diversity of the geographic locations, in which the Company operates, management does not believe there are any other significant concentrations of revenues from any particular payor that would subject the Company to any significant credit risks in the collection of its accounts receivable.

As a result of the current economic environment, many states have significant budget deficits. State Medicaid programs are experiencing increased demand, and with lower revenues than projected, they have fewer resources to support their Medicaid programs. Federal health reform legislation was enacted to significantly expand state Medicaid programs. In certain states the Company has experienced rate and utilization decreases resulting from these budget constraints. The Company cannot predict the amount, if any, of future rate and utilization decreases or their effect on the Company.

The 2009 Federal economic stimulus legislation enacted to counter the impact of the economic crisis on state budgets will expire on June 30, 2011. This legislation provided additional federal matching funds to help states maintain their Medicaid programs through June 30, 2011. There are currently no legislative initiatives proposing to extend this program. It is difficult to predict what impact this will have on the Company.

Property and Equipment:

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the depreciable assets, generally seven to twenty years for equipment and ten to forty years for buildings. Betterments, renewals and repairs that extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

Valuation of Long-Lived and Definite-Lived Intangible Assets:

The Company accounts for the impairment of long-lived tangible and definite-lived intangible assets in accordance with the relevant guidance and reviews the carrying value of long-lived assets, property and equipment, including amortizable intangible assets whenever events or changes in circumstances indicate that the related carrying values may not be recoverable. Impairment is generally determined by comparing projected undiscounted cash flows to be generated by the asset, or appropriate group of assets, to its carrying value. If impairment is identified, a loss is recorded equal to the excess of the asset’s net book value over its fair value, and the cost basis is adjusted. Determining the extent of impairment, if any, typically requires various estimates and assumptions including using management’s judgment, cash flows directly attributable to the asset, the useful life of the asset and residual value, if any. When necessary, the Company uses appraisals, as appropriate, to determine fair value. Any required impairment is recorded as a reduction in the carrying value of the related asset and a charge to operating results. In connection with the closing of its Tampa, Florida facility, in December 2010, the Company recorded an impairment charge of, approximately, $1,100,000 (See Note 2).

Goodwill and Intangible Assets:

The Company accounts for goodwill and other intangible assets in accordance with the relevant guidance. Goodwill represents the excess cost over the fair value of net assets acquired. Goodwill is not amortized. The Company’s business comprises a single operating reporting unit for impairment test purposes. For the purpose of these analyses, the Company’s estimates of fair value are based on its future discounted cash flows. Key assumptions used in the discounted cash flow analysis include estimated future revenue growth, gross margins and a risk free interest rate. If the carrying value of the Company’s goodwill and/or indefinite-lived intangible assets exceeds their fair value, we compare the implied fair value of these assets with their carrying amount to measure the potential impairment loss. Goodwill is required to be evaluated for impairment at the same time each year and when an event occurs or circumstances change, such that, it is reasonably possible that an impairment may exist. The Company has selected September 30th as its annual testing date. There was no resulting impairment in 2009. In connection with the execution of a Sale Agreement and Plan of Merger, the Company recorded an impairment charge in the amount of, approximately, $24,000,000 for the year ended December 31, 2010 (See Note 11).

The following table presents the changes in the carrying amount of Goodwill for the year ended December 31, 2009 and 2010 (amounts in thousands):

Balance at December 31, 2009	$157,502
Impairment losses	(23,528)

Balance at December 31, 2010	$133,974

Intangible assets consist of customer relationships, covenants not to compete, trade names and certificates of need. Customer relationships are amortized on an expected cash flow method from five to ten years and covenants not to compete are amortized on a straight-line basis from three to five years. Trademarks, trade names and certificates of need are not amortized because they have indefinite useful lives.

Deferred Costs:

Deferred costs consist principally of deferred financing costs and are being amortized on a straight-line basis to interest expense over the term of the related debt.

Income Taxes:

The Company accounts for income taxes in accordance with the asset and liability method set forth in the relevant guidance, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax laws and related rates that will be in effect when the differences are expected to reverse. These differences result in deferred tax assets and liabilities, which are included in the Company’s Consolidated Balance Sheet. The Company then assesses the likelihood that the deferred tax assets will be recovered from future taxable income. A valuation allowance is established against deferred tax assets to the extent the Company believes that recovery is not likely based on the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible. Uncertain tax positions must meet a more-likely-than-not threshold to be recognized in the financial statements and the tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon final settlement (See Note 9).

Stock-Based Compensation:

Stock-based compensation awards are granted under the Youth and Family Centered Services, Inc. 2004 Stock Option and Grant Plan. The Company accounts for stock-based employee compensation under the fair value recognition and measurement provisions, as required by the applicable guidance, that requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the fair value at the date of the grant.

The fair value of the stock options issued in 2008, 2009 and 2010 was estimated using the Black Scholes Merton option pricing model. Use of this model requires management to make estimates and assumptions regarding expected option life (estimated at five years), volatility (estimated upon the volatility of comparable public entities within the Company’s industry), risk free interest rate (estimated upon United States Treasury rates at the date of the grant), and dividend yields (estimated at zero). Option forfeitures are based upon actual forfeitures for the period. We recognized expense on all share-based awards on a straight-line basis over the vesting period of the award.

The following table summarizes the weighted average grant-date value of options and the assumptions used to develop their fair value for the years ended December 31, 2008, 2009 and 2010, respectively.

	DECEMBER 31,
	2008	2009	2010
Weighted average grant-date fair value of options	$0.08	$0.08	$0.09
Risk-free interest rate	3.8%	2.7%	3.7%
Expected Volatility	42.2%	41.0%	45.0%
Expected life in years	5.0	5.0	5.0
Dividend yield	—	—	—

Our estimate of expected annual implied volatility for stock options granted in 2008, 2009 and 2010 is based upon an analysis of the historical stock price volatility of publicly-traded comparable companies.

The fair value of the underlying common stock was determined by management based, in part, on a third party valuation report obtained in 2004. The value of the common stock subsequent to 2004 was materially consistent with such fair value determined in 2004 and the indications of enterprise value from its efforts to sell the Company, including the ultimate sale of the Company described Note 11.

Derivative Instruments:

The Company previously entered into an interest rate cap, which expired in August 2009, to convert a portion of its floating debt to a fixed rate, thus reducing the impact of rising interest rates on interest payments. The Company had not designated its derivative instrument as a hedge and therefore the cost of this agreement was being amortized to interest expense in current earnings. The agreement capped the base interest rate in relation to $48.0 million of variable long-term debt at 6.40%. At December 31, 2008, 2009 and 2010, the Company’s base rate was approximately 3.12%, 0.29% and 0.27%, respectively. At December 31, 2009 and 2010 the Company was not a party to any interest rate protection agreements.

Fair Value of the Financial Instruments:

The fair value of the Company’s financial instruments has been estimated using available market information and commonly accepted valuation methodologies, in accordance with the appropriate guidance.

Fair value financial instruments are recorded at fair value in accordance with the fair value hierarchy that prioritized observable and unobservable inputs used to measure fair value in their broad levels. These levels from highest to lowest priority are as follows:

•	Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities;

•	Level 2: Quoted prices in active markets for similar assets or liabilities or observable prices that are based on inputs not quoted on active markets, but corroborated by market data; and

•	Level 3: Unobservable inputs or valuation techniques that are used when little or no market data is available.

The Company’s financial instruments include cash, accounts receivable, accounts payable and debt obligations, and the Company typically values these financial assets and liabilities at their carrying values, which approximates fair value due to their generally short-term duration.

The aggregate carrying value of the Company’s senior long-term debt is considered to be representative of the fair value principally due to the variable interest rate attached to the debt instrument and based on the current market rates for debt with similar risks, terms and maturities, we estimate the value of the Company’s senior subordinated debt approximates fair value at December 31, 2010.

The determination of fair value and the assessment of a measurement’s placement within the hierarchy require judgment.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In New Accounting Pronouncements:

In August 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-24, which provides clarification to companies in the healthcare industry on the accounting for malpractice claims or similar contingent liabilities. This ASU states that an entity that is indemnified for these liabilities shall recognize an insurance receivable at the same time that it recognizes the liability, measured on the same basis as the liability, subject to the need for a valuation allowance for uncollectible amounts. This ASU also discusses the accounting for insurance claims costs, including estimates of costs relating to incurred-but-not-reported claims and the accounting for loss contingencies. Receivables related to insurance recoveries should not be netted against the related claim liability and such claim liabilities should be determined without considering insurance recoveries. This ASU is effective for fiscal years beginning after December 15, 2010 and will be adopted by the Company in the first quarter of 2011. The adoption of this ASU will not have an impact on the Company’s consolidated financial statements.

2. ACQUISITIONS/DISPOSITIONS

Closed Operations:

In a previous year, the Company determined that a psychiatric hospital in New Mexico and a residential treatment center in Ohio no longer provided a benefit to the Company and terminated the operations. The continuing operating expenses for these facilities were not significant and did not have a material impact on the Company’s consolidated financial statements, for the years ended December 31, 2008, 2009 and 2010.

In June 2009, the Company temporarily suspended the operations at one of its Arizona facilities in response to the economic crisis and related funding issues within the state, as well as, certain environmental problems at the facility. The Company has eliminated the environmental problem and believes the state will take appropriate action to resolve its financial issues. With the new directions the Company has identified in areas of outpatient treatment care services and targeting programs that will meet community needs and the state’s push for new care alternatives, our intent is to re-open the facility, within the next six to twelve months, at a time when the state’s economic situation has improved and a strong referral base could once again be established. The continuing operating expenses for this facility are not significant and will not have a material impact on the Company’s consolidated financial statements.

Discontinued Operations:

There were no discontinued operations for the years ended December 31, 2008 and 2009.

In October 2010, the Company was notified by the Agency for Health Care Administration that it was discontinuing the Statewide Inpatient Psychiatric Program (SIPP) contract at its Tampa Bay facility. Subsequent appeals with the Florida Medicaid Bureau were, eventually, denied. The notice of termination which was to be effective, on December 15, 2010, was subsequently withdrawn as the Company voluntarily terminated the contract. The loss of this contract generated a severe financial impact on the facility to the extent the Company decided to terminate operations effective December 31, 2010.

In connection with closing the facility, we recorded a charge for impaired assets, which were, principally, two group homes, leasehold improvements and furniture and equipment, in the amount of, approximately, $1,100,000 and exit costs of, approximately, $2,500,000 for the year ended December 31, 2010.

3. PROPERTY AND EQUIPMENT

The components of property and equipment are as follows (amounts in thousands):

	DECEMBER 31,
	2009	2010
Land and improvements	$5,392	$5,423
Buildings and improvements	30,247	28,521
Furniture, fixtures and equipment	8,290	8,990

Total property and equipment	43,929	42,934
Less: accumulated depreciation	(15,596)	(16,477)

Property and equipment, net	$28,333	$26,457

Depreciation expense was approximately $3,301,000, $3,236,000 and $2,105,000 for the years ended December 31, 2008, 2009 and 2010, respectively. Depreciation expense also includes the amortization of assets recorded under a capital lease.

4. INTANGIBLE ASSETS

Other intangible assets are comprised of the following: (amounts in thousands)

	DECEMBER 31,
	2009		2010
	GROSS AMOUNT	ACCUMULATED AMORTIZATION	GROSS AMOUNT	ACCUMULATED AMORTIZATION
Amortizable intangible assets:
Customer Relationships	$11,900	$4,720	$11,900	$6,142
Covenants not to compete	770	755	770	767
Unamortizable intangible assets:
Trade names	13,620	—	13,620	—
Certificates of need	9,700	—	9,700	—

Total	$35,990	$5,475	$35,990	$6,909

Amortization expense related to identifiable intangible assets was approximately $6,287,000, $3,907,000 and $1,434,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

The estimated future amortization expenses for other intangible assets are: (amounts in thousands)

YEAR	FUTURE AMORTIZATION
2011	$1,312
2012	1,175
2013	1,051
2014	942
2015	844
Thereafter	437

Total	$5,761

5. LONG TERM DEBT

Long term debt as of years ended December 31, 2009 and 2010 consist of the following (amounts in thousands):

	DECEMBER 31,
	2009	2010
Revolving Loan	$—	$—
Senior Secured Term Loan	81,300	55,200
Senior Unsecured Subordinated Loans	31,000	31,000
Unamortized Discount on Warrants	(324)	(245)
Capital Lease Obligation (See Note 7)	55	—
Other Notes	96	118

Total Long-Term Debt	112,127	86,073
Less: Current Portion of Long-Term Debt	(13,273)	(1,247)

Total Non-Current Portion of Long-Term Debt	$98,854	$84,826

The Company has a credit agreement (the “Credit Agreement”) with a syndication of lenders who provided the Company with up to $170.0 million. The Credit Agreement provided for a term loan (the “Term Loan”) for up to $120.0 million, expiring in July 2013 and a revolving credit facility (the “Revolving Loan”) for up to $25.0 million, expiring in July 2012.

The Term Loan and the Revolving Loan are guaranteed by the Company’s subsidiaries and the Company has granted a first priority security interest in the capital stock and related assets of those subsidiaries.

The Term Loan is to be repaid in scheduled consecutive quarterly installments with aggregate annual principal payments as follows (amounts in thousands):

YEAR	TERM LOAN
2011	$1,200
2012	1,200
2013	52,800

Total	$55,200

Our Senior Secured Credit Agreement requires the Company to make additional principal payments, subject to step-down based on total leverage levels, of the Company’s defined excess cash flow. The Company was required to make an excess cash flow payment in the amount of approximately $10,500,000 for the year ended December 31, 2008 and no payment was due for the years ended December 31, 2009 and 2010, respectively; however, the Company did make a $13 million payment in 2010 and expects to make a payment of $1.8 million in 2011 in order to remain in compliance with its debt covenants.

The agreement provides that the Company, at its option, may elect that all or part of the term loan and the revolving loan bear interest at a rate per annum equal to the banks applicable Alternate Base Rate or LIBOR Rate, as these terms are defined in the credit agreement. The applicable Alternate Base Rate or LIBOR Rate will be increased by an applicable margin related to each type of loan.

The interest rates applicable to the Senior Term Loan ranged, primarily, from 6.45% to 8.08%, 6.87% to 4.01% and 3.99% to 6.00% for the years ended December 31, 2008, 2009 and 2010, respectively.

Additionally, the Company pays a commitment fee, at the rate of 0.50% per year, on the unused portion of the revolving credit facility and, at December 31, 2010, had no borrowings outstanding.

Senior Unsecured Subordinated Notes:

The Company has outstanding Senior Subordinated Notes in the amount of $31.0 million bearing interest at the rate of 12.0% per year, payable quarterly, with the principal balance due and payable on January 19, 2014. Additionally, the Company issued warrants to purchase 4,041,689 shares of the Company’s common stock at an exercise price of $0.01 per share having an estimated value of approximately $768,000 based upon the fair value of the underlying common shares. The amount allocated to the warrants has been recorded in the accompanying consolidated financial statements as a discount on the Senior Subordinated Notes and the amortization is included in interest expense. The warrants shall be exercisable at any time, in whole or part, into Common Stock of the Company prior to May 28, 2014 (the “Warrant Expiration Date”). The Senior Subordinated Notes are held by funds indirectly managed by principal shareholders of the Company.

At December 31, 2010, the maturity of long-term debt obligations were as follows (amounts in thousands):

YEAR	AMOUNT
2011	$1,247
2012	1,230
2013	52,825
2014	30,765
2015	5

Total	$86,072

Interest paid on outstanding debt was approximately $11,931,000, $9,505,000 and $7,274,000 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Senior Secured Credit Agreement and Senior Unsecured Subordinated Notes contain certain restrictive covenants. These covenants include restrictions on additional borrowings, investments, sale of assets, capital expenditures, dividends, sale and leaseback transactions, contingent obligations, transactions with affiliates and fundamental changes in business activities. The covenants also require the maintenance of certain financial ratios regarding senior indebtedness, senior interest and capital expenditures. At December 31, 2010, the Company was in compliance with all required covenants.

6. STOCK—BASED COMPENSATION

In May 2004, the Company’s Board of Directors authorized the 2004 Stock Option and Grant Plan for Youth and Family Centered Services, Inc. (the “Plan”) which provides that options may be granted to certain key people to purchase up to approximately 9,739,000 shares of common stock of the Company at a price not less than the fair market value of the shares on the date of grant. The stock options generally become exercisable on a pro rata basis over a five year period from the date of the grant and must be exercised within ten years from the date of the grant.

For the year ended December 31, 2010, pertinent information regarding the stock option plan is as follows (amounts in thousands, except price per share):

	NUMBER OF SHARES	OPTION PRICE PER SHARE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)
Outstanding at December 31, 2007	9,044	$0.20	$0.20	7.14

Granted	150	$0.20	$0.20	n/a
Exercised	(54)	$0.20	$0.20	n/a
Forfeited	(139)	$0.20	$0.20	n/a

Outstanding at December 31, 2008	9,001	$0.20	$0.20	6.16

Granted	242	$0.20	$0.20	n/a
Exercised	—	$0.20	$0.20	n/a
Forfeited	(1,578)	$0.20	$0.20	n/a

Outstanding at December 31, 2009	7,665	$0.20	$0.20	5.27

Granted	287	$0.20	$0.20	n/a
Exercised	—	$0.20	$0.20	n/a
Forfeited	(295)	$0.20	$0.20	n/a

Outstanding at December 31, 2010	7,657	$0.20	$0.20	4.50

A summary of options outstanding at December 31, 2010 including related price and remaining contractual term information follows.

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.20	7,657	$0.20	4.5	7,133	$0.20

Certain senior management employees held options to purchase a total of 1,807,156 shares of Series “A” Convertible Preferred Stock at an exercise price of $0.17 per share. In May 2009, the employees exercised all the Series “A” Preferred Stock Options.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments:

The Company was obligated under a capital lease agreement for a building having an original term of 15 years that expired in January 2010. The new lease was renewed under terms and conditions that qualified it as an operating lease.

Included in buildings and improvements in the accompanying Consolidated Balance Sheets at December 31, 2009 and 2010 are the following assets held under capital lease (amounts in thousands):

Building and Land	$1,885
Less: accumulated depreciation	(1,885)

Total assets held under capital leases	$—

The Company leases other certain property and equipment under non-cancelable long-term operating leases that expire at various dates. Certain of the leases require additional payments for taxes, insurance, common area maintenance, and in most cases provide for renewal options. Generally, the terms are from one to ten years.

Future minimum lease commitments for all non-cancelable leases as of December 31, 2010 are as follows (amounts in thousands):

YEAR	OPERATING LEASES
2011	$5,341
2012	4,230
2013	2,136
2014	1,049
2015	214
Thereafter	6

Total minimum lease payments	$12,976

Rent expense under operating leases, including month-to-month contracts, was approximately $5,606,000, $5,728,000 and $7,362,000 for the years ended December 31, 2008, 2009 and 2010, respectively

Legal Proceedings:

In the ordinary course of business the Company is exposed to various legal proceedings, claims and incidents that may lead to claims. In management’s current opinion, the outcome with respect to these actions will not have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows. However, there can be no assurances that, over time, certain of these proceedings will not develop into a material event.

Professional Liability:

The Company’s business entails an inherent risk of claims relating to professional liability. The Company maintains professional liability insurance, on a “claims made basis”, with an option to extend the claims reporting period and general liability insurance, on an “occurrence basis”. The Company also maintains additional coverage for claims in excess of the coverage provided by the professional and general liability policies. The Company accrues for unknown incidents based upon the anticipated future costs related to those potential obligations. The Company believes that its insurance coverage is sufficient based upon claims experience and the nature and risks of its business. There can be no assurance that a pending or future claim or claims will not be successful against the Company, and, if successful, will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms.

Reimbursement and Regulatory Matters:

Laws and regulations governing the various Medicaid and state reimbursement programs are complex and subject to interpretation. The Company believes it is in substantial compliance with all applicable laws and regulations. However, the Company has ongoing regulatory matters, including those described below. Currently, management does not believe the outcome of the compliance matters or regulatory investigations will have a significant impact on the financial position or operating results of the Company.

During the year ended December 31, 2004, a local county referral agency conducted a routine audit which revealed possible billing problems. The Company conducted a detailed internal compliance review that confirmed certain billing problems existed. The Company immediately changed its procedures and increased the in-house training of its personnel. The Company offered to reimburse the Ohio Department of Job and Family Services (the “State Medicaid agency”), for all questionable billings and subsequent to the offer, the State Medicaid agency conducted its audit covering the period August 2003 through January 2005. The result of this audit was a request for the payback of approximately $1.4 million from the facility, which has been accrued by the Company. An administrative hearing was conducted in September 2007; and in January 2008, the State Medicaid agency submitted the hearing officer’s report and recommendations to the Company. Subsequent to this, an Adjudication Order was issued. The Company appealed the administrative order to the Court of Common Pleas; the State Medicaid agency prevailed; and the Company filed a notice of appeal to the Court of Appeals. The Court’s mediator extended an invitation to the parties to mediate, which the Company accepted; however, the State Medicaid agency declined, and at that point, the Company withdrew the appeal. The State Medicaid agency then sent an invoice for the amount assessed in the audit, including interest. In December of 2009, the Company received a demand letter from Special Counsel retained by the Ohio Attorney General for principal plus penalties and interest. Outside counsel for the Company responded by contacting the Special Counsel’s office to convey that the facility had been closed for years and did not have any assets. The Special Counsel’s Office replied that they would have to review their file and get back to the Company’s outside counsel. In May of 2010, Oak Ridge’s counsel followed up with the Special Counsel’s Office, which informed Oak Ridge’s counsel that the claim had been returned to the Attorney General’s Office. The Attorney General’s Office has the option to pursue litigation to reduce the claim to a judgment; however, there are no assets of the subsidiary to satisfy any judgment that may be rendered.

In April 2006, the Company and one of its facilities were the recipients of a federal subpoena. The Company fully cooperated with the U.S. Attorney’s Office’s investigation and the parties worked on components of a model residential treatment program as a resolution of the investigation. In December 2008, the Assistant U.S. Attorney contacted the Company’s outside counsel, and informed him that the investigation was the product of a qui tam action filed under the Federal False Claims Act. Such cases are filed “under seal” and the defendants are not notified until the government officially intervenes in the case. In this instance, the Court directed the government to either settle this matter promptly, or intervene or decline to intervene, in which case the plaintiff could still proceed on his/her own; and the Court partially unsealed the case, so as to let the Company know it was the subject of a lawsuit. A settlement agreement with the U.S. Attorney’s Office was reached on April 22, 2009, which includes facets of a model residential treatment program; a partial re-payment of funding in three installments of $50,000 each, with the final installment to be paid in April of 2011; and various corporate integrity provisions commonly required by the U.S. Department of Health and Human Services Office of the Inspector General. As part of the integrity provisions, an independent review organization shall monitor the

Company for three years. The Company was notified by the U.S. Attorney’s Office on March 9, 2010 and by the independent review organization on March 10, 2010 that they had received complaints alleging compliance concerns which they intended to investigate. The matters were fully investigated internally and externally and resolved with no material financial effects. As of January 31, 2011, the independent review organization reported no issues of non-compliance. In late February of 2011, outside counsel for the Company contacted the U.S. Attorney’s Office to verbally inform the government of the impending sale of the Company. During the call, the Assistant U.S. Attorney mentioned that he would be sending a letter or other communication on various matters, but he declined to indicate the anticipated substance of the correspondence or if there were specific concerns. The correspondence has not been received at this time.

On August 20, 2010, the Florida Agency for Health Care Administration (AHCA) issued an Emergency Immediate Moratorium on Admissions to halt all residential treatment admissions due to regulatory deficiencies. Subsequently over a period of four months, AHCA issued a moratorium on admissions for two of the group homes; filed five administrative complaints seeking fines totaling $134,500 and revocation of licenses; and sent a notice of termination of the Medicaid Statewide Inpatient Psychiatric Program (SIPP) contract with Tampa Bay Academy, effective December 15, 2010, which was subsequently withdrawn to allow the Company to voluntarily terminate that contract. Outside counsel for Tampa Bay is in discussions with AHCA counsel on a potential settlement pertaining to the pending fines and license revocation actions. This facility has been closed (See Note 2).

8. EMPLOYEE BENEFIT PLAN

The Company has a qualified contributory savings plan (the “Plan”) as allowed under Section 401(k) of the Internal Revenue Code. The Plan is available to all full-time and part-time employees meeting certain eligibility requirements and participants may defer up to 20% of their annual compensation, subject to limits, by contributing amounts to the Plan. At its election, the Company may make additional discretionary contributions to the plan on the employee’s behalf. The Company elected to make an additional discretionary contribution into the Plan in the amount of approximately $100,000 for the year ended December 31, 2008. For the years ended December 31, 2009 and 2010 the Company elected to suspend its employer contribution.

9. INCOME TAXES

The provision for federal and state income taxes from continuing operations consist of the following (amounts in thousands):

	2008	2009	2010
Current:
Federal	$3,487	$5,286	$6,018
State	494	677	713
Deferred:
Federal	(700)	1,003	(1,518)
State	(149)	167	(181)

Provision for income taxes from continuing operations	$3,132	$7,133	$5,032

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2009 and 2010 are as follows (amounts in thousands):

	DECEMBER 31,
	2009	2010
Deferred Tax Assets:
Accrued Vacation	288	452
Accrued Bonus	170	158
Health Claims Reserve	—	720
Bad Debt Allowance	291	447
Depreciation	1,060	897
Noncompete Agreement	250	228
Professional Liability Reserve	661	587
Capital Lease Adjustment	557	—
Post Acq State NOLs	338	339
Other	69	50

Total Gross Deferred Tax Assets	3,684	3,878
Deferred Tax Liabilities:
Prepaid Expense	(299)	(292)
Goodwill	(7,791)	(6,269)
Purchase Accounting: Capital Lease	(557)	—
Acquired Intangibles	(7,692)	(7,485)
Transaction Costs	(516)	(331)
Other	(20)	(15)

Total Gross Deferred Tax Liabilities	(16,875)	(14,392)
Valuation Allowance	(241)	(248)

Net Deferred Tax Liability	(13,432)	(10,762)

A valuation allowance has been provided against the deferred tax assets due to uncertainties regarding the future realization of state net operating loss carryforwards.

Approximately $46,000 of the valuation allowance relates to tax benefits for stock option deductions included in the net operating loss carryforwards. The valuation allowance increased by approximately $7,000 for the year ended December 31, 2010.

The Company’s provision (benefit) for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 34% to income from continuing operations before income taxes in 2008, 2009 and 2010, primarily as a result of the following:

	DECEMBER 31,
	2008	2009	2010
Federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	4.4	4.6	(21.2)
Goodwill impairment	—	—	(196.0)
Other permanent items	(0.10)	(0.7)	(2.2)

	38.3%	37.9%	(185.4)%

The Company adopted current guidance which prescribes the accounting for uncertainty in income taxes recognized in the Company’s financial statements and proposes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides direction on derecognizing and measurement of a tax position taken or expected to be taken in a tax return.

The Company and its subsidiaries file income tax returns in the United States federal and various state jurisdictions. The Company is subject to U.S. federal income tax examinations for the tax years 2007 and later by the Internal Revenue Service, and is subject to various state income tax examinations, with the exception of one state, for the tax years 2006 and later. The state income tax returns for the tax years 2007 and later remain subject to examination in the one state where audits have occurred.

The Company did not have unrecognized tax benefits as of December 31, 2010 and does not expect this to change over the next twelve (12) months. In connection with the adoption of the guidance the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2010, the Company has not accrued interest or penalties related to uncertain tax positions.

10. CAPITAL STOCK

Preferred and Common Stock:

The authorized capital stock of the Company consists of 375,000,000 shares of capital stock designated as follows: (i) 270,000,000 shares of preferred stock, par value $.0001, of which 90,000,000 shares have been designated as Series “A” Convertible Preferred Stock, 90,000,000 shares have been designated as Series “B” Convertible Preferred Stock and 90,000,000 shares have been designated as Redeemable Preferred Stock, and (ii) 105,000,000 shares of common stock, par value $.0001.

At December 31, 2008 81,801,853 shares of Series A Convertible Preferred Stock and 85,398 shares of Common Stock were issued and outstanding. 83,609,009 shares of Series “A” Convertible Preferred Stock and 85,398 shares of Common Stock were issued and outstanding for the years ended December 31, 2009 and 2010, respectively.

Series “A” Convertible Preferred Stock:

The holders of Series “A” Convertible Preferred Stock are entitled to receive cumulative dividends, compounded quarterly, at the rate of 2.5% of the original issue price of such stock. The Company recorded undeclared dividends, within equity, in the amount of approximately $2,264,000, $2,315,000 and $2,447,000 for the years ended December 31, 2008, 2009 and 2010, respectively and at December 31, 2010, accrued undeclared dividends amounted to approximately $14,699,000.

Upon the election of the holders of two-thirds of the Series “A” Convertible Preferred Stock, each share of Series “A” Convertible Preferred Stock is convertible into one (1) share of Series “B” Convertible Preferred Stock and one (1) share of Redeemable Preferred Stock. Such conversion amounts are adjustable upon certain dilutive issuances. In addition, upon the completion of a qualified public offering by the Company, each share of Series “A” Convertible Preferred Stock is automatically converted as described above and all shares of outstanding Redeemable Preferred Stock are redeemed for cash. Upon any liquidation, dissolution or winding up of the Company, each holder of Series “A” Convertible Preferred Stock has a liquidation preference that is pari passu with the other preferred stock of the Company and senior to the Common Stock. Each holder of Series “A” Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock each holder would receive on an “as if converted basis.”

Series “B” Convertible Preferred Stock:

Subject to the payment in full of all preferential dividends to the holders of Series “A” Convertible Preferred Stock and Redeemable Preferred Stock, the holders of Series “B” Convertible Preferred Stock are entitled to receive (on an as-converted and equal basis with the holders of Series “A” Convertible Preferred Stock and Common Stock) dividends in such amounts and at such times as the Board of Directors of the Company may determine in its sole discretion. Such dividends are not cumulative. Upon the election of the holders of two-thirds of the Series “B” Convertible Preferred Stock, each share of Series “B” Convertible Preferred Stock is convertible into one (1) share of Common Stock of the Company. Such conversion amount is adjustable upon certain dilutive issuances.

Upon the completion of a qualified public offering by the Company, all shares of outstanding Redeemable Preferred Stock (including shares issued upon the automatic conversion of Series “A” Convertible Preferred Stock as described above) are redeemed for cash. Upon any liquidation, dissolution or winding up of the Company, each holder of Series “B” Convertible Preferred Stock has a liquidation preference that is pari passu with the other preferred stock of the Company and senior to the Common Stock. Each holder of Series “B” Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of Common Stock each holder would receive on an “as if converted basis.”

Redeemable Preferred Stock:

The holders of Redeemable Preferred Stock are entitled to receive cumulative dividends, compounded quarterly, at the per share rate of 5% of the Redeemable Preferred Stock liquidation preference amount from the date of original issuance of such shares. The Redeemable Preferred Stock does not have a conversion feature. Upon the occurrence of certain change of control transactions (each, an “Extraordinary Transaction”), the holders of two-thirds of the Redeemable Preferred Stock may elect to have all of the shares of Redeemable Preferred Stock redeemed by the Company or to otherwise participate in such Extraordinary Transaction. Upon any liquidation, dissolution or winding up of the Company, each holder of Redeemable Preferred Stock has a liquidation preference that is pari passu with the other preferred stock of the Company and senior to the Common Stock. The holders of each outstanding share of Redeemable Preferred Stock, voting as a separate class, are entitled to vote and elect one Director and to remove such Director, with or without cause. The holders of Redeemable Preferred Stock are not entitled to vote on any other matters except as required by law.

No dividends may be declared or paid, and no shares of preferred stock may be redeemed until the Senior Secured and Senior Unsecured obligations of the Company have been paid in full.

11. SUBSEQUENT EVENTS

Material Definitive Agreement:

On February 17, 2011, Youth and Family Centered Services, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Acadia Healthcare Company, LLC, a Delaware corporation (the “Parent”), and Acadia—YFCS Acquisition Company, Inc., a Georgia corporation (the “Merger Co”).

At the effective time of the Merger, each outstanding share of preferred and common stock outstanding shall be cancelled and converted to the right to receive certain consideration as set forth in the Merger Agreement. At the effective time, each option and/or warrant to purchase shares of common stock of the Company, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the effective time, shall become fully vested and exercisable and shall be cancelled and converted into the right to receive certain merger consideration as set forth in the Merger Agreement.

The Company has made certain representations, warranties and covenants in the Merger agreement, which generally expire on June 1, 2012, with certain fundamental representations surviving until thirty (30) days after the expiration of the statute of limitations applicable to such representations.

The Parent and Merger Co have obtained equity and debt financing commitments for the transaction contemplated by the Merger Agreement, which proceeds will be sufficient to pay the aggregate merger consideration and all related fees and expenses. Additionally, upon consummation of the sale, approximately, $86.1 million of our Senior and Subordinated Debt is required to be paid off. Subsequent to year-end the Company made a principal payment of $1.8 million against its Term Loan. The receipt of financing on substantially the terms and subject to the conditions set forth in such commitments is a condition to the consummation of the Merger.

The companies expect to close the transaction at the end of the first quarter or early in the second quarter of 2011.

Executive Employment Agreements:

In 2004, the Company entered into employments agreement with our Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”). Such employment agreements have been amended in connection with the Merger (the “Amendments”), with the Amendments becoming effective upon the consummation thereof.

In accordance with the appropriate guidance which establishes general standard of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued, the Company evaluated subsequent events through March 31, 2011, the date the financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

PHC, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(unaudited)

	SEPTEMBER 30, 2011	JUNE 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	$3,260,766	$3,668,521
Accounts receivable, net of allowance for doubtful accounts of $7,569,270 at September 30, 2011 and $5,049,892 at June 30, 2011	12,465,615	11,078,840
Prepaid expenses	1,077,138	561,044
Prepaid income taxes	827,297	—
Other receivables and advances	2,956,556	2,135,435
Deferred income tax asset – current	1,919,435	1,919,435

Total current assets	22,506,807	19,363,275
Accounts receivable, non-current	80,019	27,168
Other receivables	27,539	43,152
Property and equipment, net	14,012,528	4,713,132
Deferred income tax asset – non-current	647,743	647,743
Deferred financing costs, net of amortization of $163,133 and $729,502 at September 30, 2011 and June 30, 2011	1,324,329	549,760
Goodwill	10,446,569	969,098
Other assets	2,779,593	1,968,662

Total assets	$51,825,127	$28,281,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,522,104	$2,890,362
Current maturities of long-term debt	235,000	348,081
Revolving credit note, current	—	1,814,877
Current portion of obligations under capital leases	47,549	19,558
Accrued payroll, payroll taxes and benefits	2,571,634	2,026,911
Accrued expenses and other liabilities	1,665,285	2,237,982
Income taxes payable	—	129,160

Total current liabilities	7,041,572	9,466,931

Long-term debt, net of current maturities	26,206,250	56,702
Obligations under capital leases, net of current portion	46,267	—
Long-term accrued liabilities	853,545	843,296

Total liabilities	34,147,634	10,366,929

Stockholders’ equity:
Preferred Stock, 1,000,000 shares authorized, none issued or outstanding	—	—
Class A common stock, $.01 par value, 30,000,000 shares authorized, 19,985,772 and 19,978,211 shares issued at September 30, 2011 and June 30, 2011, respectively	199,858	199,782
Class B common stock, $.01 par value, 2,000,000 shares authorized, 773,717 issued and outstanding at September 30, 2011 and June 30, 2011, each convertible into one share of Class A common stock	7,737	7,737
Additional paid-in capital	28,266,988	28,220,835
Treasury stock, 1,214,093 shares of Class A common stock at September 30, 2011 and June 30, 2011, respectively, at cost	(1,808,734)	(1,808,734)
Accumulated deficit	(8,988,356)	(8,704,559)

Total stockholders’ equity	17,677,493	17,915,061

Total liabilities and stockholders’ equity	$51,825,127	$28,281,990

See Notes to Condensed Consolidated Financial Statements

PHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Revenues:
Patient care, net	$19,337,364	$14,233,822
Contract support services	1,346,937	837,598

Total revenues	20,684,301	15,071,420

Operating expenses:
Patient care expenses	10,466,148	7,023,722
Cost of contract support services	1,069,527	707,775
Provision for doubtful accounts	1,263,017	1,003,462
Administrative expenses	7,360,632	5,100,069

Total operating expenses	20,159,324	13,835,028

Income from operations	524,977	1,236,392

Other income (expense):
Interest income	82,676	40,594
Other income	33,822	38,988
Interest expense	(1,065,542)	(80,332)

Total other income (expense), net	(949,044)	(750)

(Loss) income before provision for income taxes	(424,067)	1,235,642
Income tax benefit	(140,270)	557,027

Net (loss) income	$(283,797)	$678,615

Basic net (loss) income per common share	$(0.01)	$0.03

Basic weighted average number of shares outstanding	19,540,218	19,532,095

Diluted net (loss) income per common share	$(0.01)	$0.03

Diluted weighted average number of shares outstanding	19,540,218	19,603,138

See Notes to Condensed Consolidated Financial Statements.

PHC, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Cash flows from operating activities:
Net income (loss)	$(283,797)	$678,615
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	358,816	268,397
Non-cash interest expense	163,133	36,633
Earnings from investments in unconsolidated subsidiaries	(6,630)	(13,411)
Non-cash stock based compensation	30,149	49,023
Provision for doubtful accounts	1,263,017	1,003,462
Changes in:
Accounts receivable and other receivable	(1,801,382)	(2,104,446)
Prepaid expenses, prepaid income taxes and other current assets	(1,246,257)	(194,982)
Other assets	70,015	8,735
Accounts payable	(525,742)	(54,070)
Accrued expenses and other liabilities	(298,425)	(459,305)

Net cash used in operating activities	(2,277,103)	(781,349)

Cash flows from investing activities:
Acquisition of property and equipment	(109,607)	(361,002)
Purchase of licenses	(522)	(10,400)
Equity investment in unconsolidated subsidiaries	15,240	—
Principal receipts on note receivable	90,012	—
Cash used in Meadowwood acquisition	(21,500,000)	—

Net cash used in investing activities	(21,504,877)	(371,402)

Cash flows from financing activities:
Revolving debt proceeds	3,000,000	—
Payments on revolving term debt	(1,814,877)	(103,084)
Proceeds from borrowing on long-term debt	23,500,000	—
Principal payments on long-term debt	(389,275)	(113,764)
Deferred financing cost	(937,702)	—
Proceeds from issuance of common stock, net	16,079	8,754
Purchase of treasury stock	—	(112,997)

Net cash provided by (used in) financing activities	23,374,225	(321,091)

Net decrease in cash and cash equivalents	(407,755)	(1,473,842)
Beginning cash and cash equivalents	3,668,521	4,540,278

Ending cash and cash equivalents	$3,260,766	$3,066,436

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$880,257	$43,699

Income taxes	797,100	676,825

See Notes to Condensed Consolidated Financial Statements

PHC, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

September 30, 2011

(unaudited)

Note A—The Company

PHC, Inc. (the “Company”) is incorporated in the Commonwealth of Massachusetts. The Company is a national health care company, which operates subsidiaries specializing in behavioral health services including the treatment of substance abuse, which includes alcohol and drug dependency and related disorders and the provision of psychiatric services. The Company also operates help lines for employee assistance programs, call centers for state and local programs and provides management, administrative and online behavioral health services. The Company primarily operates under three business segments:

Behavioral health treatment services, including two substance abuse treatment facilities: Highland Ridge Hospital, located in Salt Lake City, Utah, which also treats psychiatric patients, and Mount Regis Center, located in Salem, Virginia, and twelve psychiatric treatment locations which include Harbor Oaks Hospital, a 71-bed psychiatric hospital located in New Baltimore, Michigan, Detroit Behavioral Institute, a 66-bed residential facility located in Detroit, Michigan, Seven Hills Hospital, a 55-bed psychiatric hospital in Las Vegas, Nevada, MeadowWood Behavioral Health, a 58-bed psychiatric hospital in New Castle, Delaware and eight outpatient behavioral health locations (one in New Baltimore, Michigan operating in conjunction with Harbor Oaks Hospital, one in Monroeville, Pennsylvania operating as Wellplace, three in Las Vegas, Nevada operating as Harmony Healthcare and three locations operating as Pioneer Counseling Center in the Detroit, Michigan metropolitan area);

Call center and help line services (contract services), including two call centers: one operating in Midvale, Utah and one in Detroit, Michigan. The Company provides help line services through contracts with major railroads and a call center contract with the State of Michigan. The call centers both operate under the brand name, Wellplace; and

Behavioral health administrative services, including delivery of management and administrative and online services. The parent company provides management and administrative services for all of its subsidiaries and online services for its behavioral health treatment subsidiaries and its call center subsidiaries. It also provides behavioral health information through its website Wellplace.com.

Note B—Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”) for interim financial information and in accordance with Regulation S-X. Accordingly, they do not include all of the information and notes required by USGAAP for complete financial statements. The balance sheet at June 30, 2011 has been derived from the audited consolidated balance sheet at that date. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending June 30, 2012. The accompanying financial statements should be read in conjunction with the June 30, 2011 consolidated financial statements and notes thereto included in this Registration Statement.

Estimates and assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include patient care billing rates, realizability of receivables from third-party payors, rates for Medicare and Medicaid and the realization of deferred tax benefits and the valuation of goodwill, which represents a significant portion of the estimates made by management.

Revenue Recognition

The Company bills for its inpatient behavioral healthcare services upon discharge and for its outpatient facilities daily. In all cases, the charges are contractually adjusted at the time of billing using adjustment factors based on agreements or contracts with the insurance carriers and the specific plans held by the individuals. This method may still require additional adjustment based on ancillary services provided and deductibles and copays due from the individuals which are estimated at the time of admission based on information received from the individual. Adjustments to these estimates are recognized as adjustments to revenue during the period identified, usually when payment is received.

The Company’s policy is to collect estimated co-payments and deductibles at the time of admission. Payments are made by way of cash, check or credit card. If the patient does not have sufficient resources to pay the estimated co-payment in advance, the Company’s policy is to allow payment to be made in three installments—one third due upon admission, one third due upon discharge and the balance due 30 days after discharge. At times, the patient is not physically or mentally stable enough to comprehend or agree to any financial arrangement. In this case, the Company will make arrangements with the patient once his or her condition is stabilized. At times, this situation will require the Company to extend payment arrangements beyond the three payment method previously outlined. Whenever extended payment arrangements are made, the patient, or the individual who is financially responsible for the patient, is required to sign a promissory note to the Company, which includes interest on the balance due.

Contract support service revenue is a result of fixed fee contracts to provide telephone support. Revenue for these services is recognized ratably over the service period. All revenues and receivables from our contract services division are based on a prorated monthly allocation of the total contract amount and usually paid within 30 days of the end of the month.

Note C—Stock-Based Compensation

The Company has three active stock plans: a stock option plan, an employee stock purchase plan and a non-employee directors’ stock option plan.

The stock option plan provides for the issuance of a maximum of 1,900,000 shares of Class A common stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee of the Board of Directors (the “Board”) has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A common stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options.

The employee stock purchase plan provides for the purchase of Class A common stock at 85 percent of the fair market value at specific dates, to encourage stock ownership by all eligible employees. A maximum of 500,000 shares may be issued under this plan.

The non-employee director’s stock option plan provides for the grant of non-statutory stock options automatically at the time of each annual meeting of the Board. Under the plan, a maximum of 350,000 shares may be issued. Each outside director is granted an option to purchase 20,000 shares of Class A common stock, annually, at fair market value on the date of grant, vesting 25% immediately and 25% on each of the first three anniversaries of the grant and expiring ten years from the grant date.

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Auditing Standards Codification (“ASC”)—“Compensation—Stock Compensation” (“ASC 718”). Under the provisions of ASC 718, the Company recognizes the fair value of stock compensation as expense, over the requisite service period of the individual grantees, which generally equals the vesting period. All of the Company’s stock compensation is accounted for as equity instruments and there have been no liability awards granted. Any income tax benefit related to stock compensation will be shown under the financing section of the statement of cash flows. Based on the Company’s historical voluntary turnover rates for individuals in the positions who received options in the period, there was no forfeiture rate assumed. It is assumed these options will remain outstanding for the full term of issue. Under the true-up provisions of ASC 718, a recovery of prior expense will be recorded if the actual forfeiture is higher than estimated.

Under the provisions of ASC 718, the Company recorded $30,149 and $37,397 of stock-based compensation on its consolidated condensed statement of operations for the three months ended September 30, 2011 and 2010.

The Company had the following activity in its stock option plans for the three months ended September 30, 2011:

	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE PER SHARE	INTRINSIC VALUE AT SEPTEMBER 30, 2011
Balance—June 30, 2011	1,287,250	$1.83
Granted	—	—
Exercised	—	—
Expired	31,250	1.26

Balance—September 30, 2011	1,256,000	$1.85	$861,788

Exercisable	1,021,686	$1.97	$620,483

There were no options exercised during the three months ended September 30, 2011.

The following summarizes the activity of the Company’s stock options that have not vested for the three months ended September 30, 2011.

	NUMBER OF SHARES	WEIGHTED- AVERAGE FAIR VALUE
Non-vested at July 1, 2011	253,064	$.83
Granted	—	—
Expired	18,750	.69
Vested	—	—

Non-vested at September 30, 2011	234,314	$.84

The compensation cost related to the fair value of the options outstanding at September 30, 2011 of approximately $138,977 will be recognized as these options vest over the next three years.

The Company utilizes the Black-Scholes valuation model for estimating the fair value of the stock compensation granted. There were no options granted under the stock option plans for the three months ended September 30, 2011 or September 30, 2010.

Note D—Fair Value Measurements:

ASC 820-10-65, “Fair Value Measurements and Disclosures”, defines fair value, provides guidance for measuring fair value and requires certain disclosures. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820-10-65 defines fair value based upon an exit price model. ASC 820-10-65 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).

The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company had money market funds stated at fair market value of $585,250 and $516,573 at September 30, 2011 and June 30, 2011, respectively, that were measured using Level 1 inputs.

Note E—Business Segment Information

The Company’s behavioral health treatment services have similar economic characteristics, services, patients and clients. Accordingly, all behavioral health treatment services are reported on an aggregate basis under one segment. The Company’s segments are more fully described in Note A above. Residual income and expenses from closed facilities are included in the administrative services segment. The following summarizes the Company’s segment data:

	TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the three months ended September 30, 2011
Revenue–external customers	$19,337,364	$1,346,937	$—	$—	$20,684,301
Revenues—intersegment	1,171,618	—	1,452,735	(2,624,353)	—
Segment net income (loss)	2,663,826	285,588	(3,233,211)	—	(283,797)
Capital expenditures	100,141	1,870	7,596	—	109,607
Depreciation & amortization	292,521	20,736	45,559	—	358,816
Interest expense	7,153	—	1,058,389	—	1,065,542
Income tax benefit	—	—	(140,270)	—	(140,270)

	TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the three months ended September 30, 2011 (continued)
Identifiable assets	43,108,519	1,145,687	7,570,921	—	51,825,127
Goodwill	10,446,569	—	—	—	10,446,569

	TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the three months ended September 30, 2010
Revenue–external customers	$14,233,822	$837,598	$—	$—	$15,071,420
Revenues—intersegment	1,053,789	—	1,293,105	(2,346,894)	—
Segment net income (loss)	2,140,233	129,823	(1,591,441)	—	678,615
Capital expenditures	353,099	5,303	2,600	—	361,002
Depreciation & amortization	208,756	19,851	39,790	—	268,397
Interest expense	40,599	—	39,733	—	80,332
Income tax expense	—	—	557,027	—	557,027
At June 30, 2011
Identifiable assets	19,523,739	1,250,903	7,507,348	—	28,281,990
Goodwill	969,098	—	—	—	969,098

Note F—Income Taxes

FASB ASC 740, “Income Taxes” (“ASC 740”), prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. ASC 740 required that a change in judgment related to prior years’ tax positions be recognized in the quarter of the change. The Company recognized no material adjustment in the liability for unrecognized tax benefits.

We recognize interest and penalties related to uncertain tax positions in general and administrative expense. As of September 30, 2011, we have not recorded any provisions for accrued interest and penalties related to uncertain tax positions.

Tax years 2006-2010 remain open to examination by the major taxing authorities to which we are subject.

Note G—Basic and Diluted Income Per Share:

Income per share is computed by dividing the income applicable to common shareholders by the weighted average number of shares of both classes of common stock outstanding for each fiscal year. Class B common stock has additional voting rights. All dilutive common stock equivalents are included in the calculation of diluted earnings per share; however, since the Company experienced a net loss for the three months ended September 30, 2011, no additional common stock equivalents related to options or warrants were included since they would have been anti-dilutive. For the three months ended September 30, 2010, all dilutive common stock equivalents were included in the calculation of diluted earnings per share using the treasury stock method.

The weighted average number of common shares outstanding used in the computation of earnings per share is summarized as follows:

	THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Weighted average shares outstanding—basic	19,540,218	19,532,095
Employee stock options	—	71,043
Warrants	—	—

Weighted average shares outstanding—fully diluted	19,540,218	19,603,138

The following table summarizes securities outstanding as of September 30, 2011 and 2010, but not included in the calculation of diluted net earnings per share because such shares are antidilutive:

	THREE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Employee stock options	1,256,000	1,059,000
Warrants	363,000	363,000

Total	1,619,000	1,422,000

Note H—Note Receivable

On November 13, 2010, the Company, through its subsidiary Detroit Behavioral Institute, Inc., d/b/a Capstone Academy, a wholly owned subsidiary of the Company (“Capstone Academy”), purchased the rights under certain identified notes (the “Notes”) held by Bank of America and secured by the property leased by Capstone Academy for $1,250,000. The Notes were in default at the time of the purchase and the Company has initiated foreclosure proceedings in the courts. The Notes were purchased using cash flow from operations. The Company has recorded the value of the Notes in other receivables, current, in the accompanying condensed consolidated financial statements. The Company believes the value of the Notes are fully recoverable based on the current value of the property securing the Notes. A Sheriff’s Sale of the property is scheduled for the second quarter of fiscal 2012.

Note I—Acquisition of MeadowWood

On July 1, 2011, the Company completed the acquisition of MeadowWood Behavioral Health, a behavioral health facility located in New Castle, Delaware (“MeadowWood”) from Universal Health Services, Inc. (the “Seller”) pursuant to the terms of an Asset Purchase Agreement, dated as of March 15, 2011, between the Company and the Seller (the “Purchase Agreement”). In accordance with the Purchase Agreement, PHC MeadowWood, Inc., a Delaware corporation and subsidiary of the Company (“PHC MeadowWood”) acquired substantially all of the operating assets (other than cash) and assumed certain liabilities associated with MeadowWood. The purchase price was $21,500,000, and is subject to a working capital adjustment. At closing, PHC MeadowWood hired Seller’s employees currently employed at MeadowWood and assumed certain obligations with respect to those transferred employees. Also at closing, PHC MeadowWood and the Seller entered into a transition services agreement to facilitate the transition of the business. Transaction costs of approximately $684,000 were recorded as administrative expense during the three months ended September 30, 2011.

The consideration was allocated to assets and liabilities based on their relative fair values as of the closing date of the MeadowWood acquisition. The purchase price consideration and allocation of purchase price was as follows:

Cash purchase price (subject to adjustment)	$21,500,000

Accounts Receivables (net)	$1,796,781
Prepaid expenses and other current assets	97,134
Land	1,420,000
Building and Improvements	7,700,300
Furniture and Equipment	553,763
Licenses	700,000
Goodwill	9,541,046
Accounts Payable	(157,484)
Accrued expenses and other current liabilities	(151,540)

$21,500,000

The allocation of consideration paid for the acquired assets and liabilities of MeadowWood is based on management’s best preliminary estimates. The actual allocation of the amount of the consideration may differ from that reflected after a third party valuation and these procedures have been finalized.

The results of operations of MeadowWood are included in the Company’s operating results beginning July 1, 2011. The following presents the pro forma revenues, net income and net income per common share for three months ended September 30, 2010 of the Company’s acquisition of MeadowWood assuming the acquisition occurred as of July 1, 2009.

THREE MONTHS ENDED SEPTEMBER 30, (UNAUDITED) 2010
Revenues	$18,795,290

Net income	$1,049,306

Net income per common share	$0.05

Fully diluted weighted average shares outstanding	19,603,138

This unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the dates indicated and do not purport to be indicative of future position or operating results.

Note J—Financing Agreements

Also on July 1, 2011 (the “Closing Date”), and concurrently with the closing under the MeadowWood Purchase and Sale Agreement, the Company and its subsidiaries entered into a Credit Agreement with the lenders party thereto (the “Lenders”), Jefferies Finance LLC, as administrative agent, arranger, book manager, collateral agent, and documentation agent for the Lenders, and as syndication agent and swingline lender, and Jefferies

Group, Inc., as issuing bank (the “Credit Agreement”). The terms of the Credit Agreement provide for (i) a $23,500,000 senior secured term loan facility (the “Term Loan Facility”) and (ii) up to $3,000,000 senior secured revolving credit facility (the “Revolving Credit Facility”), both of which were fully borrowed on the Closing Date in order to finance the MeadowWood purchase, to pay off the Company’s existing loan facility with CapitalSource Finance LLC, for miscellaneous costs, fees and expenses related to the Credit Agreement and the MeadowWood purchase, and for general working capital purposes. As of September 30, 2011, approximately $23,441,250 and $3,000,000 remain outstanding under the Term Loan Facility and the Revolving Credit Facility. The Term Loan Facility and Revolving Credit Facility mature on July 1, 2014 and require repayment of 0.25% of the principal amount of the Term Loan each quarter during the term. Interest on these loans for the quarter ended September 30, 2011 was 7.75%. Under the agreement, the Company must maintain compliance with certain financial covenants. As of September 30, 2011, the Company was in compliance with the required covenants.

Note K—Merger with Acadia Healthcare Company, Inc.

On May 23, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Acadia Healthcare Company, Inc., a Delaware corporation (“Acadia”), and Acadia Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Acadia (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”).

On October 26, 2011, the shareholders of PHC, Inc. voted to approve the merger agreement. On November 1, 2011 the Merger agreement was finalized. Upon completion of the Merger, Acadia stockholders own approximately 77.5% of the combined company and PHC’s former stockholders own approximately 22.5% of the combined company.

NOTE L—Subsequent Events-

The Company evaluated subsequent events through the date of this report and did not find any unrecorded reportable subsequent events, except as discussed in Note K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

PHC, Inc.:

We have audited the accompanying consolidated balance sheets of PHC, Inc. and subsidiaries as of June 30, 2011 and 2010 and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PHC, Inc. and subsidiaries at June 30, 2011 and 2010 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Boston, Massachusetts

August 18, 2011

PHC, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	JUNE 30,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$3,668,521	$4,540,278
Accounts receivable, net of allowance for doubtful accounts of $5,049,892 and $3,002,323 at June 30, 2011 and 2010, respectively	11,078,840	8,776,283
Prepaid expenses	561,044	490,662
Other receivables and advances	2,135,435	743,454
Deferred tax assets	1,919,435	1,145,742

Total current assets	19,363,275	15,696,419
Restricted cash	—	512,197
Accounts receivable, non-current	27,168	17,548
Other receivables	43,152	58,169
Property and equipment, net	4,713,132	4,527,376
Deferred financing costs, net of amortization of $729,502 and $582,971 at June 30, 2011 and 2010, respectively	549,760	189,270
Goodwill	969,098	969,098
Deferred tax assets-long term	647,743	1,495,144
Other assets	1,968,662	2,184,749

Total assets	$28,281,990	$25,649,970

LIABILITIES
Current liabilities:
Current maturities of long-term debt	$348,081	$796,244
Revolving credit note	1,814,877	1,336,025
Current portion of obligations under capital leases	19,558	112,909
Accounts payable	2,890,362	2,036,803
Accrued payroll, payroll taxes and benefits	2,026,911	2,152,724
Accrued expenses and other liabilities	2,237,982	1,040,487
Income taxes payable	129,160	23,991

Total current liabilities	9,466,931	7,499,183
Long-term debt, less current maturities	56,702	292,282
Obligations under capital leases	—	19,558
Long-term accrued liabilities	843,296	582,953

Total liabilities	10,366,929	8,393,976

Commitments and contingent liabilities (Note I)
STOCKHOLDERS’ EQUITY
Preferred stock, 1,000,000 shares authorized, none issued	—	—
Class A Common Stock, $.01 par value; 30,000,000 shares authorized, 19,978,211 and 19,867,826 shares issued at June 30, 2011 and 2010, respectively	199,782	198,679
Class B Common Stock, $.01 par value; 2,000,000 shares authorized, 773,717 and 775,021 issued and outstanding at June 30, 2011 and 2010, respectively, each convertible into one share of Class A Common Stock	7,737	7,750
Additional paid-in capital	28,220,835	27,927,536
Treasury stock, 1,214,093 and 1,040,598 Class A common shares at cost at June 30, 2011 and 2010, respectively	(1,808,734)	(1,593,407)
Accumulated deficit	(8,704,559)	(9,284,564)

Total stockholders’ equity	17,915,061	17,255,994

Total liabilities and stockholders’ equity	$28,281,990	$25,649,970

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	FOR THE YEARS ENDED JUNE 30,
	2011	2010
Revenues:
Patient care, net	$57,495,735	$49,647,395
Contract support services	4,512,144	3,429,831

Total revenues	62,007,879	53,077,226
Operating expenses:
Patient care expenses	30,234,829	26,306,828
Cost of contract support services	3,617,509	2,964,621
Provision for doubtful accounts	3,406,443	2,131,392
Administrative expenses	22,206,455	19,110,638
Legal settlement	446,320	—

Total operating expenses	59,911,556	50,513,479

Income from operations	2,096,323	2,563,747
Other income (expense):
Interest income	263,523	142,060
Interest expense	(310,673)	(326,582)
Other income, net	(61,232)	146,537

Total other expense, net	(108,382)	(37,985)

Income before income taxes	1,987,941	2,525,762
Provision for income taxes	1,407,936	1,106,100

Net income applicable to common shareholders	$580,005	$1,419,662

Basic net income per common share	$0.03	$0.07

Basic weighted average number of shares outstanding	19,504,943	19,813,783

Fully diluted net income per common share	$0.03	$0.07

Fully diluted weighted average number of shares outstanding	19,787,461	19,914,954

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	CLASS A COMMON STOCK		CLASS B COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	CLASS A TREASURY STOCK		ACCUMULATED DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT		SHARES	AMOUNT		TOTAL
Balance—June 30, 2009	19,840,793	$198,408	775,080	$7,751	$27,667,597	626,541	$(1,125,707)	$(10,704,226)	$16,043,823
Stock-based compensation expense					221,404				221,404
Issuance of shares for options exercised	2,000	20			1,600				1,620
Issuance of employee stock purchase plan shares	24,974	250			36,935				37,185
Purchase of treasury shares
Conversion from Class B to Class A	59	1	(59)	(1)		414,057	(467,700)		(467,700)
Net income								1,419,662	1,419,662

Balance—June 30, 2010	19,867,826	198,679	775,021	7,750	27,927,536	1,040,598	(1,593,407)	(9,284,564)	17,255,994
Stock-based compensation expense					164,916				164,916
Issuance of shares for options exercised	95,000	950			102,790				103,740
Fair value of warrants issued					11,626				11,626
Issuance of employee stock purchase plan shares	14,081	140			13,967				14,107
Purchase of treasury shares						173,495	(215,327)		(215,327)
Conversion from Class B to Class A	1,304	13	(1,304)	(13)
Net income								580,005	580,005

Balance—June 30, 2011	19,978,211	$199,782	773,717	$7,737	$28,220,835	1,214,093	$(1,808,734)	$(8,704,559)	$17,915,061

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	FOR THE YEARS ENDED JUNE 30,
	2011	2010
Cash flows from operating activities:
Net income	$580,005	$1,419,662
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash (gain)/loss on equity method investments	(25,864)	(17,562)
Loss on disposal of property and equipment	—	3,831
Depreciation and amortization	1,105,249	1,156,569
Non-cash interest expense	146,531	146,531
Deferred income taxes	73,708	185,093
Fair value of warrants	11,626	—
Stock-based compensation	164,916	221,404
Provision for doubtful accounts	3,406,443	2,131,392
Changes in operating assets and liabilities:
Accounts and other receivables	(6,256,335)	(4,475,536)
Prepaid expenses and other current assets	(70,382)	(15,136)
Other assets	524,438	12,910
Accounts payable	670,548	656,755
Accrued expenses and other liabilities	1,408,237	768,017

Net cash provided by operations	1,739,120	2,193,930

Cash flows from investing activities:
Acquisition of property and equipment	(1,081,810)	(751,843)
Purchase of licenses	(52,466)	(22,208)
Equity investment in unconsolidated subsidiary	72,980	33,528
Investment in note receivable	(1,001,934)	—
Principal receipts on note receivable	162,685	—

Net cash used in investing activities	(1,900,545)	(740,523)
Cash flows from financing activities:
Repayment on revolving debt, net	478,852	472,621
Principal payments on long-term debt and capital lease obligations	(796,652)	(156,199)
Cash paid for deferred financing costs	(295,052)	—
Purchase of treasury stock	(215,327)	(467,700)
Proceeds from issuance of common stock, net	117,847	38,805

Net cash used in financing activities	(710,332)	(112,473)

Net (decrease) increase in cash and cash equivalents	(871,757)	1,340,934
Beginning cash and cash equivalents	4,540,278	3,199,344

Cash and cash equivalents, end of year	$3,668,521	$4,540,278

Supplemental cash flow information:
Cash paid during the period for:
Interest	$164,141	$180,048
Income taxes	1,248,147	864,525
Supplemental disclosure of non-cash financing and investing transactions:
Conversion of Class B to Class A common stock	$13	$59
Accrued and unpaid deferred financing costs	211,922	—

See accompanying notes to consolidated financial statements.

PHC, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements June 30, 2011

NOTE A—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and business segments:

PHC, Inc. and subsidiaries, (“PHC” or the “Company”) is incorporated in the Commonwealth of Massachusetts. The Company is a national healthcare company which operates subsidiaries specializing in behavioral health services including the treatment of substance abuse, which includes alcohol and drug dependency and related disorders and the provision of psychiatric services. The Company also operates help lines for employee assistance programs, call centers for state and local programs and provides management, administrative and online behavioral health services. The Company primarily operates under three business segments:

(1) Behavioral health treatment services, including two substance abuse treatment facilities: Highland Ridge Hospital, located in Salt Lake City, Utah, which also treats psychiatric patients, Mount Regis Center, located in Salem, Virginia and Renaissance Recovery and eleven psychiatric treatment locations which include Harbor Oaks Hospital, a 71-bed psychiatric hospital located in New Baltimore, Michigan, Detroit Behavioral Institute, a 66-bed residential facility in Detroit, Michigan, a 55-bed psychiatric hospital in Las Vegas, Nevada and eight outpatient behavioral health locations (one in New Baltimore, Michigan operating in conjunction with Harbor Oaks Hospital, three in Las Vegas, Nevada as Harmony Healthcare, three locations operating as Pioneer Counseling Center in the Detroit, Michigan metropolitan area) and one location in Pennsylvania operating as Wellplace;

(2) Call center and help line services (contract services), including two call centers, one operating in Midvale, Utah and one in Detroit, Michigan. The Company provides help line services through contracts with major railroads and a call center contract with Wayne County, Michigan. The call centers both operate under the brand name Wellplace; and

(3) Behavioral health administrative services, including delivery of management and administrative and online services. The parent company provides management and administrative services for all of its subsidiaries and online services for its behavioral health treatment subsidiaries and its call center subsidiaries. It also provides behavioral health information through its website, Wellplace.com.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. In January 2007, the Company purchased a 15.24% membership interest in the Seven Hills Psych Center, LLC, the entity that is the landlord of the Seven Hills Hospital subsidiary. In March 2008, the Company, through its subsidiary PHC of Nevada, Inc., purchased a 25% membership interest in Behavioral Health Partners, LLC, the entity that is the landlord of a new outpatient location for Harmony Healthcare. These investments are accounted for under the equity method of accounting and are included in other assets on the accompanying consolidated balance sheets. (Note F)

Revenues and accounts receivable:

Patient care revenues and accounts receivable are recorded at established billing rates or at the amount realizable under agreements with third-party payors, including Medicaid and Medicare. Revenues under third-party payor agreements are subject to examination and contractual adjustment, and amounts realizable may change due to periodic changes in the regulatory environment. Provisions for estimated third party payor settlements are provided in the period the related services are rendered. Differences between the amounts provided and subsequent settlements are recorded in operations in the period of settlement. Amounts due as a result of cost report settlements are recorded and listed separately on the consolidated balance sheets as “Other receivables”. The provision for contractual allowances is deducted directly from revenue and the net revenue amount is recorded as accounts receivable. The allowance for doubtful accounts does not include the contractual allowances.

Medicare reimbursements are based on established rates depending on the level of care provided and are adjusted prospectively. Effective for fiscal years beginning after January 1, 2005, the prospective payment system (“PPS”) was brought into effect for all psychiatric services paid through the Medicare program. The new system changed the TEFRA-based (Tax Equity and Fiscal Responsibility Act of 1982) system to the new variable per diem-based system. The new rates are based on a statistical model that relates per diem resource use for beneficiaries to patient and facility characteristics available from “Center for Medicare and Medicaid Services” (“CMS’s”), administrative data base (cost reports and claims data). Patient-specific characteristics include, but are not limited to, principal diagnoses, comorbid conditions, and age. Facility specific variables include an area wage index, rural setting, and the extent of teaching activity. This change was phased in over three fiscal years with a percentage of payments being made at the old rates and a percentage at the new rates. The Company has been operating fully under PPS since fiscal 2009.

Although Medicare reimbursement rates are based 100% on PPS, the Company will continue to file cost reports annually as required by Medicare to determine ongoing rates and recoup any adjustments for Medicare bad debt. These cost reports are routinely audited on an annual basis. The Company believes that adequate provision has been made in the financial statements for any adjustments that might result from the outcome of Medicare audits. Approximately 27% of the Company’s total revenue is derived from Medicare and Medicaid payors for each of the years ended June 30, 2011 and 2010. Differences between the amounts provided and subsequent settlements are recorded in operations in the year of the settlement. To date, settlement adjustments have not been material.

Patient care revenue is recognized as services are rendered, provided there exists persuasive evidence of an arrangement, the fee is fixed or determinable and collectability of the related receivable is reasonably assured. Pre—admission screening of financial responsibility of the patient, insurance carrier or other contractually obligated payor, provides the Company the net expected collectable patient revenue to be recorded based on contractual arrangements with the payor or pre-admission agreements with the patient. Revenue is not recognized for emergency provision of services for indigent patients until authorization for the services can be obtained.

Contract support service revenue is a result of fixed fee contracts to provide telephone support. Revenue for these services is recognized ratably over the service period.

Long-term assets include non-current accounts receivable, other receivables and other assets (see below for description of other assets). Non-current accounts receivable consist of amounts due from former patients for service. This amount represents estimated amounts collectable under supplemental payment agreements, arranged by the Company or its collection agencies, entered into because of the patients’ inability to pay under normal payment terms. All of these receivables have been extended beyond their original due date. Reserves are provided for accounts of former patients that do not comply with these supplemental payment agreements and accounts are written off when deemed unrecoverable. Other receivables included as long-term assets include the non-current portion of loans provided to employees and amounts due on a contractual agreement.

Charity care amounted to approximately $231,000 and $305,000 for the years ended June 30, 2011 and 2010, respectively. Patient care revenue is presented net of charity care in the accompanying consolidated statements of income.

The Company had accounts receivable from Medicaid and Medicare of approximately $3,447,240 at June 30, 2011 and $2,333,300 at June 30, 2010. Included in accounts receivable is approximately $1,212,460 and $1,255,000 in unbilled receivables at June 30, 2011 and 2010, respectively.

Allowance for doubtful accounts:

The Company records an allowance for uncollectible accounts which reduces the stated value of receivables on the balance sheet. This allowance is calculated based on a percentage of each aged accounts receivable category beginning at 0-5% on current accounts and increasing incrementally for each additional 30 days the account remains outstanding until the account is over 300 days outstanding, at which time the provision is 100% of the outstanding balance. These percentages vary by facility based on each facility’s experience in and expectations for collecting older receivables. The Company compares this required reserve amount to the current “Allowance for doubtful accounts” to determine the required bad debt expense for the period. This method of determining the required “Allowance for doubtful accounts” has historically resulted in an allowance for doubtful accounts of 20% or greater of the total outstanding receivables balance, which the Company believes to be a reasonable valuation of its accounts receivable.

Estimates and assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include patient care billing rates, realizability of receivables from third-party payors, rates for Medicare and Medicaid, the realization of deferred tax benefits and the valuation of goodwill, which represents a significant portion of the estimates made by management.

Reliance on key clients:

The Company relies on contracts with more than ten clients to maintain patient census at its inpatient facilities and patients for our outpatient operations and our employee assistance programs. The loss of any of such contracts would impact the Company’s ability to meet its fixed costs. The Company has entered into relationships with large employers, health care institutions, insurance companies and labor unions to provide treatment for psychiatric disorders, chemical dependency and substance abuse in conjunction with employer sponsored employee assistance programs. The employees of such institutions may be referred to the Company for treatment, the cost of which is reimbursed on a per diem or per capita basis. Approximately 20% of the Company’s total revenue is derived from these clients for all periods presented. No one of these large employers, health care institutions or labor unions individually accounts for 10% or more of the Company’s consolidated revenues, but the loss of any of these clients would require the Company to expend considerable effort to replace patient referrals and would result in revenue and attendant losses.

Cash equivalents:

Cash equivalents include short-term highly liquid investments with original maturities of less than three months.

Property and equipment:

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives are as follows:

ASSETS	ESTIMATED USEFUL LIFE
Buildings	39 years
Furniture and equipment	3 through 10 years
Motor vehicles	5 years
Leasehold improvements	Lesser of useful life or term of lease (2 to 10 years)

Other assets:

Other assets consists of deposits, deferred expenses advances, investment in Seven Hills LLC, investment in Behavioral Health Partners, LLC, software license fees, and acquired software which is being amortized over three to seven years based on its estimated useful life.

Long-lived assets:

The Company reviews the carrying values of its long-lived assets, other than goodwill, for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. The Company believes that the carrying value of its long-lived assets is fully realizable at June 30, 2011.

Fair Value Measurements:

Accounting Standards Codification (“ASC”) 820-10-65, “Fair Value Measurements and Disclosures”, defines fair value, provides guidance for measuring fair value and requires certain disclosures. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820-10-65 defines fair value based upon an exit price model. ASC 820-10-65 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

The Company had money market funds stated at fair market value, of $516,573 and $2,504,047 at June 30, 2011 and 2010, respectively, that were measured using Level 1 inputs.

Basic and diluted income per share:

Income per share is computed by dividing the income applicable to common shareholders by the weighted average number of shares of both classes of common stock outstanding for each fiscal year. Class B Common Stock has additional voting rights. All dilutive common stock equivalents have been included in the calculation of diluted earnings per share for the fiscal years ended June 30, 2011 and 2010 using the treasury stock method.

The weighted average number of common shares outstanding used in the computation of earnings per share is summarized as follows:

	YEARS ENDED JUNE 30,
	2011	2010
Weighted average shares outstanding—basic	19,504,943	19,813,783
Employee stock options and warrants	282,518	101,171

Weighted average shares outstanding—fully diluted	19,787,461	19,914,954

The following table summarizes securities outstanding as of June 30, 2011 and 2010, but not included in the calculation of diluted net earnings per share because such shares are antidilutive:

	YEARS ENDED JUNE 30,
	2011	2010
Employee stock options	502,250	921,500
Warrants	363,000	343,000

Total	865,250	1,264,500

The Company repurchased 173,495 and 414,057 shares of its Class A Common Stock during fiscal 2011 and 2010, respectively.

Income taxes:

ASC 740, “Income Taxes”, prescribes an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities. In accordance with ASC 740, the Company may establish reserves for tax uncertainties that reflect the use of the comprehensive model for the recognition and measurement of uncertain tax positions. Tax authorities periodically challenge certain transactions and deductions reported on our income tax returns. The Company does not expect the outcome of these examinations, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations, or cash flows.

Comprehensive income:

The Company’s comprehensive income is equal to its net income for all periods presented.

Stock-based compensation:

The Company issues stock options to its employees and directors and provides employees the right to purchase stock pursuant to stockholder approved stock option and stock purchase plans. The Company follows the provisions of ASC 718, “Compensation—Stock Compensation”.

Under the provisions of ASC 718, the Company recognizes the fair value of stock compensation in net income (loss), over the requisite service period of the individual grantees, which generally equals the vesting period. All of the Company’s stock based awards are accounted for as equity instruments.

Under the provisions of ASC 718, the Company recorded $164,916 and $221,404 of stock-based compensation in its consolidated statements of income for the years ended June 30, 2011 and 2010, respectively, which is included in administrative expenses as follows:

	YEAR ENDED JUNE 30, 2011	YEAR ENDED JUNE 30, 2010
Directors fees	$75,845	$63,870
Employee compensation	89,071	157,534

Total	$164,916	$221,404

The Company utilizes the Black-Scholes valuation model for estimating the fair value of the stock-based compensation. The weighted-average grant date fair values of the options granted under the stock option plans of $1.15 and $0.63 for the years ended June 30, 2011 and 2010, respectively, were calculated using the following weighted-average assumptions:

	YEAR ENDED JUNE 30,
	2011	2010
Risk free interest rate	2.50%	2.30% - 3.48%
Expected dividend yield	—	—
Expected lives	5 - 10 years	5 - 10 years
Expected volatility	61.61% - 72.06%	60.66% - 61.63%

The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on the historical volatility of the Company’s common stock over the period commensurate with the expected life of the options. The risk-free interest rate is the U.S. Treasury rate on the date of grant. The expected life was calculated using the Company’s historical experience for the expected term of the option.

Based on the Company’s historical voluntary turnover rates for individuals in the positions who received options, there was no forfeiture rate assessed. It is assumed these options will remain outstanding for the full term of issue. Under the true-up provisions of ASC 718, a recovery of prior expense will be recorded if the actual forfeiture rate is higher than estimated or additional expense if the forfeiture rate is lower than estimated. To date, any required true-ups have not been material.

In August 2010, 7,679 shares of common stock were issued under the employee stock purchase plan. The Company recorded stock-based compensation expense of $1,304. In March 2011, 6,402 shares of common stock were issued under the employee stock purchase plan. The Company recorded stock-based compensation expense of $1,216.

As of June 30, 2011, there was $168,117 in unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under existing stock option plans. This cost is expected to be recognized over the next three years.

Advertising Expenses:

Advertising costs are expensed when incurred. Advertising expenses for the years ended June 30, 2011 and 2010 were $167,549 and $136,183, respectively.

Subsequent Events:

The Company has evaluated material subsequent events through the date of issuance of this report and we have included all such disclosures in the accompanying footnotes. (See Note P).

Reclassifications:

Certain June 30, 2010 balance sheet amounts have been reclassified to be consistent with the June 30, 2011 presentation, which affect certain balance sheet classifications only.

Recent accounting pronouncements:

Recently Adopted Standards

In April 2010, the FASB issued ASU No. 2010-13, Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades, or ASU 2010-13. ASU 2010-13 clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early adoption permitted. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition—Milestone Method (Topic 605): Milestone Method of Revenue Recognition, or ASU 2010-17. ASU 2010-17 allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. ASU 2010-17 provides a definition of substantive milestone, and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. ASU 2010-17 is limited to transactions involving milestones relating to research and development deliverables. ASU 2010-17 also includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones, and factors considered in the determination. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU No. 2010-11, Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Credit Derivatives, or ASU 2010-11. ASU 2010-11 clarifies that embedded credit-derivative features related only to the transfer of credit risk in the form of subordination of one financial instrument to another are not subject to potential bifurcation and separate accounting. ASU 2010-11 also provides guidance on whether embedded credit-derivative features in financial instruments issued by structures such as collateralized debt obligations are subject to bifurcations and separate accounting. ASU 2010-11 is effective at the beginning of a company’s first fiscal quarter beginning after June 15, 2010, with early adoption permitted. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, or ASU 2011-05. The amendments in this ASU require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2011, with early adoption permitted. The Company does not expect the adoption of ASU 2011-05 to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU reflects the decision reached in EITF Issue No. 10-G. The amendments in this ASU affect any public entity, as defined by Topic 805 Business Combinations, that enters into business combinations that are material on an individual or aggregate basis. The amendments in this ASU specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of this ASU will have a material effect on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU reflects the decision reached in EITF Issue No. 10-A. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples, which require that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not expect the adoption of this ASU will have a material effect on its consolidated financial statements.

In July 2011, the FASB issued ASU 2011-07, Healthcare Entities (Topic 954), which requires healthcare organizations that perform services for patients for which the ultimate collection of all or a portion of the amounts billed or billable cannot be determined at the time services are rendered to present all bad debt expense associated with patient service revenue as an offset to the patient service revenue line item in the statement of operations. The ASU also requires qualitative disclosures about the Company’s policy for recognizing revenue and bad debt expense for patient service transactions and quantitative information about the effects of changes in the assessment of collectibility of patient service revenue. This ASU is effective for fiscal years beginning after December 15, 2011, and will be adopted by the Company in the first quarter of 2013. The Company is currently assessing the potential impact the adoption of this ASU will have on its consolidated results of operations and consolidated financial position.

NOTE B—NOTE RECEIVABLE

On November 13, 2010, the Company, through its subsidiary, Detroit Behavioral Institute, Inc., d/b/a Capstone Academy, a wholly owned subsidiary of the Company (“Capstone Academy”), purchased the rights under certain identified notes (the “Notes”) held by Bank of America and secured by the property leased by Capstone Academy for $1,250,000. The Notes were in default at the time of the purchase and the Company has initiated foreclosure proceedings in the courts. The Notes were purchased using cash flow from operations. The Company has recorded the value of the Notes in other receivables, current of $1,124,240, in the accompanying consolidated financial statements. The Company believes the value of the Notes are fully recoverable based on the current value of the property securing the Notes.

NOTE C—OTHER EXPENSE

During the current fiscal year, the Company identified a failure with respect to prior year Average Deferral Percentage (“ADP”) and Actual Contribution Percentage (“ACP”) testing in the 401(k) plan. The Company does not consider this to be a material operational failure and is correcting by filing under the IRS’ Employee Plans Compliance Resolution Program (Rev Proc 2008-50), with the assistance of counsel. During the fiscal year 2011, the Company determined that approximately $185,000 will be the non-voluntary contribution to the 401(k) plan required by the IRS in connection with this compliance failure and recorded this expense as other expense in the accompanying consolidated statements of income.

NOTE D—PROPERTY AND EQUIPMENT

Property and equipment is composed of the following:

	AS OF JUNE 30,
	2011	2010
Land	$69,259	$69,259
Buildings	1,136,963	1,136,963
Furniture and equipment	4,285,785	3,913,670
Motor vehicles	173,492	152,964
Leasehold improvements	5,020,183	4,332,770

	10,685,682	9,605,626
Less accumulated depreciation and amortization	5,972,550	5,078,250

Property and equipment, net	$4,713,132	$4,527,376

Total depreciation and amortization expenses related to property and equipment were $895,650 and $907,746 for the fiscal years ended June 30, 2011 and 2010, respectively.

NOTE E—GOODWILL AND OTHER INTANGIBLE ASSETS:

Goodwill and other intangible assets are initially created as a result of business combinations or acquisitions. Critical estimates and assumptions used in the initial valuation of goodwill and other intangible assets include, but are not limited to: (i) future expected cash flows from services to be provided, customer contracts and relationships, and (ii) the acquired market position. These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets may indicate impairment which will require the Company to record an impairment charge in the period in which the Company identifies the impairment.

ASC 350, “Goodwill and Other Intangible Assets” requires, among other things, that companies not amortize goodwill, but instead test goodwill for impairment at least annually. In addition, ASC 350 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life.

The Company’s goodwill of $969,098 relating to the treatment services reporting unit of the Company was evaluated under ASC 350 as of June 30, 2011. As a result of the evaluation, the Company determined that no impairment exists related to the goodwill associated with the treatment services reporting unit. The Company will continue to test goodwill for impairment, at least annually, in accordance with the guidelines of ASC 350. There were no changes to the goodwill balance during fiscal 2011 or 2010.

NOTE F—OTHER ASSETS

Included in other assets are investments in unconsolidated subsidiaries. As of June 30, 2011, this includes the Company’s investment in Seven Hills Psych Center, LLC of $302,244 (this LLC holds the assets of the Seven Hills Hospital which is being leased by a subsidiary of the Company) and the Company’s investment in Behavioral Health Partners, LLC, of $687,972 (this LLC holds the assets of an out-patient clinic which is being leased by PHC of Nevada, Inc, the Company’s outpatient operations in Las Vegas, Nevada).

The following table lists amounts included in other assets, net of any accumulated amortization:

	AS OF JUNE 30,
DESCRIPTION	2011	2010
Software development & license fees	$790,225	$947,358
Investment in unconsolidated subsidiary	990,216	1,037,331
Deposits and other assets	188,221	200,060

Total	$1,968,662	$2,184,749

Total accumulated amortization of software license fees was $1,016,291 and $806,962 as of June 30, 2011 and 2010, respectively. Total amortization expense related to software license fees was $209,599 and $248,823 for the fiscal years ended June 30, 2011 and 2010, respectively.

The following is a summary of expected amortization expense of software licensure fees for the succeeding fiscal years and thereafter as of June 30, 2011:

YEAR ENDING JUNE 30,	AMOUNT
2012	$183,943
2013	172,389
2014	169,327
2015	48,274
2016	2,322
Thereafter	213,970

$790,225

NOTE G—NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt is summarized as follows:

	AS OF JUNE 30,
	2011	2010
Term mortgage note payable with monthly principal installments of $50,000 beginning July 1, 2007 increasing to $62,500 July 1, 2009 until the loan terminates. The note bears interest at prime (3.25% at June 30, 2011) plus 0.75% but not less than 6.25% and is collateralized by all of the assets of the Company and its material subsidiaries	$297,500	$935,000
Mortgage note due in monthly installments of $4,850 including interest at 9% through July 1, 2012, when the remaining principal balance is payable, collateralized by a first mortgage on the PHC of Virginia, Inc, Mount Regis Center facility	107,283	153,526

Total	404,783	1,088,526
Less current maturities	348,081	796,244

Long-term portion	$56,702	$292,282

Maturities of notes payable and long-term debt are as follows as of June 30, 2011:

YEAR ENDING JUNE 30,	AMOUNT
2012	$348,081
2013	56,702

$404,783

The Company’s amended revolving credit note allows the Company to borrow a maximum of $3,500,000. The outstanding balance on this note was $1,814,877 and $1,336,025 at June 30, 2011 and 2010, respectively. This agreement was amended on June 13, 2007 to modify the terms of the agreement. Advances are available based on a percentage of accounts receivable and the payment of principal is payable upon receipt of proceeds of the accounts receivable. Interest is payable monthly at prime (3.25% at June 30, 2011) plus 0.25%, but not less than 4.75%. The average interest rate paid during the fiscal year ended June 30, 2011 was 7.56%, which includes the amortization of deferred financing costs related to the initial financing. The amended term of the agreement is for two years, renewable for two additional one year terms. The Agreement was automatically renewed June 13, 2010 to effect the term through June 13, 2011. This agreement was not renewed. On July 1, 2011, in connection with the Company’s purchase of MeadowWood Behavioral Health (See Note P), all of the Company’s outstanding long-term debt and revolving credit facility were repaid. The revolving credit note is collateralized by substantially all of the assets of the Company’s subsidiaries and guaranteed by PHC.

As of June 30, 2011, the Company was in compliance with all of its financial covenants under the revolving line of credit note. These covenants include only a debt coverage ratio and a minimum EBITDA.

NOTE H—CAPITAL LEASE OBLIGATION

At June 30, 2011, the Company was obligated under various capital leases for equipment providing for aggregate monthly payments of approximately $7,157 and terms expiring through June 2014.

The carrying value of assets under capital leases included in property and equipment and other assets are as follows:

	JUNE 30,
	2011	2010
Equipment and software	$321,348	$338,936
Less accumulated amortization and depreciation	(183,627)	(153,774)

	$137,721	$185,162

Amortization and depreciation expense related to these assets for the years ended June 30, 2011 and 2010 was $45,906 and $48,977 respectively.

The remaining balance of the Company’s obligations under capital lease of $19,558 is due in fiscal 2012.

NOTE I—ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other long-term liabilities consist of the following:

	JUNE 30,
	2011	2010
Accrued contract expenses	$702,054	$503,636
Accrued legal and accounting	1,127,623	313,313
Accrued operating expenses	1,251,601	806,491

Total	3,081,278	1,623,440
Less long-term accrued expenses	843,296	582,953

Accrued expenses current	$2,237,982	$1,040,487

Other long-term liabilities includes the long-term portion of rent obligations associated with the Company’s leases at certain locations.

NOTE J—INCOME TAXES

The Company has the following deferred tax assets included in the accompanying balance sheets:

	YEARS ENDED JUNE 30,
	2011	2010
Deferred tax asset:
Stock based compensation	$37,800	$33,382
Allowance for doubtful accounts	1,918,939	1,140,871
Transaction costs	193,791	—
Depreciation	24,827	446,825
Difference between book and tax bases of intangible assets	391,325	855,786
Credits	—	210,186
Operating loss carryforward	—	99,068
Other	496	4,871

Gross deferred tax asset	$2,567,178	$2,790,989

Less valuation allowance	—	(150,103)

Net deferred tax asset	$2,567,178	$2,640,886

These amounts are shown on the accompanying consolidated balance sheets as follows:

	YEARS ENDED JUNE 30,
	2011	2010
Net deferred tax asset:
Current portion	$1,919,435	$1,145,742
Long-term portion	647,743	1,495,144

	$2,567,178	$2,640,886

As of June 30, 2011, the Company believes that all deferred tax assets are more likely than not to be realized.

The components of the income tax provision (benefit) for the years ended June 30, 2011 and 2010 are as follows:

	2011	2010
Current
Federal	$772,611	$313,232
State	561,617	607,775

	1,334,228	921,007

Deferred
Federal	(62,768)	330,222
State	136,476	(145,129)

	73,708	185,093

Income tax provision	$1,407,936	$1,106,100

A reconciliation of the federal statutory rate to the Company’s effective tax rate for the years ended June 30, 2011 and 2010 is as follows:

	2011	2010
Income tax provision at federal statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:
State tax provision, net of federal benefit	23.16	11.77
Non-deductible expenses	1.93	3.65
Transaction costs	18.77	0.00
Change in valuation allowance	(7.55)	0.35
Prior year refunds	(0.62)	(8.49)
Other, net	1.11	2.49

Effective income tax rate	70.80%	43.77%

During fiscal 2011, the Company incurred approximately $1,607,700 of transaction costs associated with the MeadowWood acquisition and the Acadia merger (See Note P). The Company has disallowed these costs for tax purposes.

The Company adopted certain provisions of ASC 740 “Income Taxes” on July 1, 2007 as it relates to uncertain tax positions. As a result of the implementation of ASC 740, the Company recognized no material adjustment in the liability for unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of June 30, 2011, the Company has not recorded any provisions for uncertain tax positions or for accrued interest and penalties related to uncertain tax positions.

Tax years 2006-2010 remain open to examination by the major taxing authorities to which the Company is subject.

NOTE K—COMMITMENTS AND CONTINGENT LIABILITIES

Operating leases:

The Company leases office and treatment facilities, furniture and equipment under operating leases expiring on various dates through June 2019. Rent expense for the years ended June 30, 2011 and 2010 was $3,449,016 and $3,650,278, respectively. Rent expense includes certain short-term rentals. Minimum future rental payments under non-cancelable operating leases, having remaining terms in excess of one year as of June 30, 2011 are as follows:

YEAR ENDING JUNE 30,	AMOUNT
2012	$3,480,838
2013	3,066,926
2014	2,831,549
2015	2,533,014
2016	2,379,368
Thereafter	5,279,168

$19,570,863

Litigation:

During the current fiscal year, the Michigan Court of Appeals upheld an appeal involving the company and a terminated employee requiring the Company to pay $446,320, which included accrued interest, to the terminated employee to satisfy this judgment. This amount is shown as a legal settlement expense in the accompanying statements of income for the year ended June 30, 2011.

On June 2, 2011, a putative stockholder class action lawsuit was filed in Massachusetts state court, MAZ Partners LP v. Bruce A. Shear, et al., C.A. No. 11-1041, against the Company, the members of the Company’s board of directors, and Acadia Healthcare Company, Inc. The MAZ Partners complaint asserts that the members of the Company’s board of directors breached their fiduciary duties by causing the Company to enter into the merger agreement and further asserts that Acadia aided and abetted those alleged breaches of fiduciary duty. Specifically, the MAZ Partners complaint alleged that the process by which the merger agreement was entered into was unfair and that the agreement itself is unfair in that, according to the plaintiff, the compensation to be paid to the Company’s Class A shareholders is inadequate, particularly in light of the proposed cash payment to be paid to Class B shareholders and the anticipated pre-closing payment of a dividend to Arcadia shareholders and the anticipated level of debt to be held by the merged entity. The complaint sought, among other relief, an order enjoining the consummation of the merger and rescinding the merger agreement.

On June 13, 2011, a second lawsuit was filed in federal district court in Massachusetts, Blakeslee v. PHC, Inc., et al., No. 11-cv-11049, making essentially the same allegations against the same defendants. On June 21, 2011, the Company removed the MAZ Partners case to federal court (11-cv-11099). On July 7, 2011, the parties to the MAZ Partners case moved to consolidate that action with the Blakeslee case and asked the court to approve a schedule for discovery and a potential hearing on plaintiff’s motion for a preliminary injunction.

On August 11, 2011, the plaintiffs in the MAZ Partners case filed an amended class action complaint. Like the original complaint, the amended complaint asserts claims of breach of fiduciary duty against the Company, members of the Company’s board of directors, and claims of aiding and abetting those alleged breaches of fiduciary duty against Acadia. The amended complaint alleges that both the merger process and the provisions of the merger are unfair, that the directors and executive officers of the Company have conflicts of interests with regard to the merger, that the dividend to be paid to Acadia shareholders is inappropriate, that a special committee or independent director should have been appointed to represent the interest of the Class A shareholders, that the merger consideration is grossly inadequate and the exchange ratio is unfair, and that the preliminary proxy filed by the Company contains material misstatements and omissions. The amended complaint also seeks, among other things, an order enjoining the consummation of the merger and rescinding the merger agreement.

PHC and Acadia believe the claims are without merit and intend to defend against them vigorously. PHC and Acadia have recently filed motions to dismiss in each case. Regardless of the disposition of the motions to dismiss, PHC and Acadia do not anticipate the outcome to have a material impact on the progress of the merger.

Additionally, the Company is subject to various claims and legal action that arise in the ordinary course of business. In the opinion of management, the Company is not currently a party to any proceeding that would have a material adverse effect on its financial condition or results of operations.

NOTE L—STOCKHOLDERS’ EQUITY AND STOCK PLANS

Preferred Stock

The Board of Directors is authorized, without further action of the shareholders, to issue up to 1,000,000 shares in one or more classes or series and to determine, with respect to any series so established, the preferences, voting powers, qualifications and special or relative rights of the established class or series, which rights may be in preference to the rights of common stock. No shares of the Company’s preferred stock are currently issued.

Common Stock

The Company has authorized two classes of common stock, the Class A Common Stock and the Class B Common Stock. Subject to preferential rights in favor of the holders of the Preferred Stock, the holders of the common stock are entitled to dividends when, as and if declared by the Company’s Board of Directors. Holders of the Class A Common Stock and the Class B Common Stock are entitled to share equally in such dividends, except that stock dividends (which shall be at the same rate) shall be payable only in Class A Common Stock to holders of Class A Common Stock and only in Class B Common Stock to holders of Class B Common Stock.

Class A Common Stock

The Class A Common Stock is entitled to one vote per share with respect to all matters on which shareholders are entitled to vote, except as otherwise required by law and except that the holders of the Class A Common Stock are entitled to elect two members to the Company’s Board of Directors.

The Class A Common Stock is non-redeemable and non-convertible and has no pre-emptive rights.

All of the outstanding shares of Class A Common Stock are fully paid and nonassessable.

Class B Common Stock

The Class B Common Stock is entitled to five votes per share with respect to all matters on which shareholders are entitled to vote, except as otherwise required by law and except that the holders of the Class A Common Stock are entitled to elect two members to the Company’s Board of Directors. The holders of the Class B Common Stock are entitled to elect all of the remaining members of the Board of Directors.

The Class B Common Stock is non-redeemable and has no pre-emptive rights.

Each share of Class B Common Stock is convertible, at the option of its holder, into a share of Class A Common Stock. In addition, each share of Class B Common Stock is automatically convertible into one fully-paid and non-assessable share of Class A Common Stock (i) upon its sale, gift or transfer to a person who is not an affiliate of the initial holder thereof or (ii) if transferred to such an affiliate, upon its subsequent sale, gift or other transfer to a person who is not an affiliate of the initial holder. Shares of Class B Common Stock that are converted into Class A Common Stock will be retired and cancelled and shall not be reissued.

All of the outstanding shares of Class B Common Stock are fully paid and nonassessable.

Stock Plans

The Company has three active stock plans: a stock option plan, an employee stock purchase plan and a non-employee directors’ stock option plan, and three expired plans, the 1993 Employee and Directors Stock Option plan, the 1995 Non-employee Directors’ stock option plan and the 1995 Employee Stock Purchase Plan.

The stock option plan, dated December 2003 and expiring in December 2013, as amended in October 2007, provides for the issuance of a maximum of 1,900,000 shares of Class A Common Stock of the Company pursuant to the grant of incentive stock options to employees or nonqualified stock options to employees, directors, consultants and others whose efforts are important to the success of the Company. Subject to the provisions of this plan, the compensation committee of the Board of Directors has the authority to select the optionees and determine the terms of the options including: (i) the number of shares, (ii) option exercise terms, (iii) the exercise or purchase price (which in the case of an incentive stock option will not be less than the market price of the Class A Common Stock as of the date of grant), (iv) type and duration of transfer or other restrictions and (v) the time and form of payment for restricted stock upon exercise of options. As of June 30, 2011, 1,714,500 options were granted under this plan, of which 754,563 expired leaving 940,063 options available for grant under this plan.

On October 18, 1995, the Board of Directors voted to provide employees who work in excess of 20 hours per week and more than five months per year rights to elect to participate in an Employee Stock Purchase Plan (the “Plan”), which became effective February 1, 1996. The price per share shall be the lesser of 85% of the average of the bid and ask price on the first day of the plan period or the last day of the plan period to encourage stock ownership by all eligible employees. The plan was amended on December 19, 2001 and December 19, 2002 to allow for a total of 500,000 shares of Class A Common Stock to be issued under the plan. Before its expiration on October 18, 2005, 157,034 shares were issued under the plan. On January 31, 2006 the stockholders approved a replacement Employee Stock Purchase Plan to replace the 1995 plan. A maximum of 500,000 shares may be issued under the January 2006 plan (the “2006 Plan”). The new plan is identical to the old plan and expires on January 31, 2016. As of June 30, 2011, 71,936 shares have been issued under this plan. During fiscal 2008, the Board of Directors authorized a new offering for a six month contribution term instead of the former one year term. At June 30, 2011, there were 428,064 shares available for issue under the 2006 Plan.

The non-employee directors’ stock option plan provides for the grant of non-statutory stock options automatically at the time of each annual meeting of the Board. Under this plan, a maximum of 950,000 shares may be issued. Each outside director is granted an option to purchase 20,000 shares of Class A Common Stock annually at fair market value on the date of grant, vesting 25% immediately and 25% on each of the first three anniversaries of the grant and expiring ten years from the grant date. As of June 30, 2011, a total of 420,000 options were issued under the plan and there were 530,000 options available for grant under this plan.

The Company had the following activity in its stock option plans for fiscal 2011 and 2010:

	NUMBER OF SHARES	WEIGHTED-AVERAGE
		EXERCISE PRICE	REMAINING CONTRACTUAL TERM	AGGREGATE INTRINSIC VALUE
Outstanding balance—June 30, 2009	1,544,250	$1.98
Granted	235,000	1.09
Exercised	(2,000)	0.81		$680

Expired	(218,750)	1.70

Outstanding balance—June 30, 2010	1,558,500	1.89
Granted	112,000	1.65
Exercised	(95,000)	1.09		$98,560

Expired	(288,250)	2.32

Outstanding balance—June 30, 2011	1,287,250	1.83	3.83 years	$1,887,125

Exercisable at June 30, 2011	1,034,186	1.96	3.29 years	$1,388,225

Exercisable at June 30, 2010	1,189,372	$2.01	3.02 years	$58,773

In addition to the outstanding options under the Company’s stock plans, the Company has the following warrants outstanding at June 30, 2011:

DATE OF ISSUANCE	DESCRIPTION	NUMBER OF SHARES	EXERCISE PRICE PER SHARE	EXPIRATION DATE
06/13/2007	Warrants issued in conjunction with long-term debt transaction, $456,880 recorded as deferred financing costs	250,000	$3.09	June 2017
09/01/2007	Warrants issued for consulting services $7,400 charged to professional fees	6,000	$3.50	Sept 2012
10/01/2007	Warrants issued for consulting services $6,268 charged to professional fees	6,000	$3.50	Oct 2012
11/01/2007	Warrants issued for consulting services $6,013 charged to professional fees	6,000	$3.50	Nov 2012
12/01/2007	Warrants issued for consulting services $6,216 charged to professional fees	6,000	$3.50	Dec 2012
01/01/2008	Warrants issued for consulting services $7,048 charged to professional fees	6,000	$3.50	Jan 2013
02/01/2008	Warrants issued for consulting services $5,222 charged to professional fees	6,000	$3.50	Feb 2013
03/01/2008	Warrants issued for consulting services $6,216 charged to professional fees	6,000	$3.50	Mar 2013
04/01/2008	Warrants issued for consulting services $5,931 charged to professional fees	6,000	$3.50	Apr 2013
05/01/2008	Warrants issued for consulting services $6,420 charged to professional fees	6,000	$3.50	May 2013
06/01/2008	Warrants issued for consulting services $6,215 charged to professional fees	6,000	$3.50	June 2013
07/01/2008	Warrants issued for consulting services $5,458 charged to professional fees	6,000	$3.50	Jul 2013
08/01/2008	Warrants issued for consulting services $4,914 charged to professional fees	6,000	$3.50	Aug 2013
09/01/2008	Warrants issued for consulting services $5,776 charged to professional fees	6,000	$3.50	Sep 2013
10/01/2008	Warrants issued for consulting services $2,603 charged to professional fees	3,000	$3.50	Oct 2013
11/01/2008	Warrants issued for consulting services $1,772 charged to professional fees	3,000	$3.50	Nov 2013
12/01/2008	Warrants issued for consulting services $780 charged to professional fees	3,000	$3.50	Dec 2013
01/01/2009	Warrants issued for consulting services $725 charged to professional fees	3,000	$3.50	Jan 2014
02/01/2009	Warrants issued for consulting services $639 charged to professional fees	3,000	$3.50	Feb 2014
08/16/2010	Warrants issued for consulting services $11,626 charged to professional fees	20,000	$1.24	Aug 2013

The Company had the following warrant activity during fiscal 2011 and 2010:

Outstanding balance—June 30, 2009	343,000
Warrants issued	—
Exercised	—
Expired	—

Outstanding balance—June 30, 2010	343,000
Warrants issued	20,000
Exercised	—
Expired	—

Outstanding balance—June 30, 2011	363,000

During fiscal 2011, the Company issued warrants to purchase 20,000 shares of Class A common stock as part of a consulting agreement for marketing services. The fair value of these warrants of $11,626 was recorded as professional fees when each warrant was issued as reflected in the table above. No warrants were issued in fiscal 2010.

During the fiscal year ended June 30, 2011, the Company acquired 173,495 shares of Class A common stock for $215,327 under Board approved plans.

NOTE M—BUSINESS SEGMENT INFORMATION

	BEHAVIORAL HEALTH TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the year ended June 30, 2011
Revenues—external customers	$57,495,735	$4,512,144	$—	$—	$62,007,879
Revenues—intersegment	4,175,005	—	5,193,356	(9,368,361)	—
Segment net income (loss)	7,392,658	915,754	(7,728,407)	—	580,005
Total assets	19,523,739	1,250,903	7,507,348	—	28,281,990
Capital expenditures	852,359	215,089	14,362	—	1,081,810
Depreciation & amortization	856,220	92,615	156,413	—	1,105,248
Goodwill	969,098	—	—	—	969,098
Interest expense	155,926	—	154,747	—	310,673
Net income (loss) from equity method investments	7,340	—	18,524	—	25,864
Equity from equity method investments	72,980	—	—	—	72,980
Income tax expense	—	—	1,407,936	—	1,407,936

	BEHAVIORAL HEALTH TREATMENT SERVICES	CONTRACT SERVICES	ADMINISTRATIVE SERVICES	ELIMINATIONS	TOTAL
For the year ended June 30, 2010
Revenues—external customers	$49,647,395	$3,429,831	$—	$—	$53,077,226
Revenues—intersegment	4,002,558	—	4,999,992	(9,002,550)	—
Segment net income (loss)	6,607,215	465,297	(5,652,850)	—	1,419,662
Total assets	16,214,982	630,558	8,804,430	—	25,649,970
Capital expenditures	630,867	19,128	101,848	—	751,843
Depreciation & amortization	827,811	79,835	248,923	—	1,156,569
Goodwill	969,098	—	—	—	969,098
Interest expense	161,065	—	165,517	—	326,582
Net income (loss) from equity method investments	4,484	—	13,078	—	17,562
Equity from equity method investments	33,528	—	—	—	33,528
Income tax expense	—	—	1,106,100	—	1,106,100

All revenues from contract services provided for the treatment services segment and treatment services provided to other facilities included in the treatment services segment are eliminated in the consolidation and shown on the table above under the heading “Revenues intersegment”.

NOTE N—QUARTERLY INFORMATION (Unaudited)

The following presents selected quarterly financial data for each of the quarters in the years ended June 30, 2011 and 2010.

2011	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Revenue	$15,071,420	$14,631,938	$15,455,635	$16,848,886
Income (loss) from operations	1,236,392	728,522	529,882	(398,473)
Provision for income taxes	557,027	251,270	299,266	300,373
Net income (loss) available to common shareholders	678,615	502,986	64,525	(666,121)*

Basic net income per common share	$0.03	$0.03	—	$(0.03)

Basic weighted average number of shares outstanding	19,532,095	19,462,818	19,500,873	19,524,104

Fully diluted net income per common share	$0.03	$0.03	—	$(0.03)

Fully diluted weighted average number of shares outstanding	19,603,138	19,593,689	19,872,067	19,524,104

*	During the quarter ended June 30, 2011, the Company incurred approximately $1,607,700 of transaction costs associated with the MeadowWood acquisition and Acadia merger (See Note P).

2010	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
Revenue	$12,647,428	$12,864,563	$13,532,174	$14,033,061
Income from operations	355,898	513,705	781,440	921,704
Provision for income taxes	133,431	248,619	289,031	435,019
Net income available to common shareholders	223,604	288,239	469,172	438,647

Basic net income per common share	0.01	0.01	0.02	0.02

Basic weighted average number of shares outstanding	19,997,549	19,800,509	19,762,241	19,692,391

Fully diluted net income per common share	0.01	0.01	0.02	0.02

Fully diluted weighted average number of shares outstanding	20,141,989	19,855,419	19,861,449	19,766,855

NOTE O—EMPLOYEE RETIREMENT PLAN

The PHC 401 (k) RETIREMENT SAVINGS PLAN (the “401(k) Plan”) is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code (the “code”). All eligible employees over the age of 21 may begin contributing on the first day of the month following their completion of two full months of employment or any time thereafter. Eligible employees can make pretax contributions up to the maximum allowable by Code Section 401(k). The Company may make matching contributions equal to a discretionary percentage of the employee’s salary reductions, to be determined by the Company. During the years ended June 30, 2011 and 2010 the Company made no matching contributions.

NOTE P—SUBSEQUENT EVENTS

MeadowWood Acquisition

On July 1, 2011, the Company completed the acquisition of MeadowWood Behavioral Health, a behavioral health facility located in New Castle, Delaware (“MeadowWood”) from Universal Health Services, Inc. (the “Seller”) pursuant to the terms of an Asset Purchase Agreement, dated as of March 15, 2011, between the Company and the Seller (the “Purchase Agreement”). In accordance with the Purchase Agreement, PHC MeadowWood, Inc., a Delaware corporation and subsidiary of the Company (“PHC MeadowWood”) acquired substantially all of the operating assets (other than cash) and assumed certain liabilities associated with MeadowWood. The purchase price was $21,500,000, and is subject to a working capital adjustment. At closing, PHC MeadowWood hired Seller’s employees currently employed at MeadowWood and assumed certain obligations with respect to those transferred employees. Also at closing, PHC MeadowWood and the Seller entered into a transition services agreement to facilitate the transition of the business.

The assets acquired and liabilities assumed will be recorded based on their relative fair values as of the closing date of the MeadowWood acquisition. The estimated purchase price and fair values of assets acquired and liabilities assumed are as follows:

Calculation of purchase price:

Cash purchase price (subject to adjustment)	$21,500,000

Accounts Receivables (net)	$1,796,781
Prepaid expenses and other current assets	97,134
Land	1,420,000
Building and Improvements	7,700,300
Furniture and Equipment	553,763
Licenses	700,000
Goodwill	9,541,046
Accounts Payable	(157,484)
Accrued expenses and other current liabilities	(151,540)

$21,500,000

The fair values of assets acquired and liabilities assumed are based on management’s best preliminary estimates. The actual fair values of assets acquired and liabilities assumed may differ from those reflected.

The following presents the pro forma net income and net income per common share for the years ended June 30, 2011 and 2010 of the Company’s acquisition of MeadowWood assuming the acquisition occurred as of July 1, 2009.

	YEAR ENDED JUNE 30, (UNAUDITED)
	2011	2010
Revenues	$76,621,243	$66,820,062

Net income	$1,019,112	$2,104,228

Net income per common share	$0.05	$0.11

Fully diluted weighted average shares outstanding	19,787,461	19,914,954

This unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place at the dates indicated and do not purport to be indicative of future position or operating results.

Also on July 1, 2011 (the “Closing Date”), and concurrently with the closing under the Purchase Agreement, the Company and its subsidiaries entered into a Credit Agreement with the lenders party thereto (the “Lenders”), Jefferies Finance LLC, as administrative agent, arranger, book manager, collateral agent, and documentation agent for the Lenders, and as syndication agent and swingline lender, and Jefferies Group, Inc., as issuing bank (the “Credit Agreement”). The terms of the Credit Agreement provide for (i) a $23,500,000 senior secured term loan facility (the “Term Loan Facility”) and (ii) up to $3,000,000 senior secured revolving credit facility (the “Revolving Credit Facility”), both of which were fully borrowed on the Closing Date in order to finance the MeadowWood purchase, to pay off the Company’s existing loan facility with CapitalSource Finance LLC, for miscellaneous costs, fees and expenses related to the Credit Agreement and the MeadowWood purchase, and for general working capital purposes.

The Term Loan Facility and Revolving Credit Facility mature on July 1, 2014, and 0.25% of the principal amount of the Term Loan Facility will be required to be repaid each quarter during the term. The Company’s current and future subsidiaries are required to jointly and severally guarantee the Company’s obligations under the Credit Agreement, and the Company and its subsidiaries’ obligations under the Credit Agreement are secured by substantially all of their assets.

Acadia Merger

In addition, on May 23, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Acadia Healthcare Company, Inc., a Delaware corporation (“Acadia”), and Acadia Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Acadia (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, the Company will merge with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”). Upon the completion of the Merger, Acadia stockholders will own approximately 77.5% of the combined company and PHC’s stockholders will own approximately 22.5% of the combined company. The Merger is intended to qualify for federal income tax purposes as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended. Acadia operates a network of 19 behavioral health facilities with more than 1,700 beds in 13 states. (For additional information regarding this transaction, please see our report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2011 and our preliminary proxy statement filed with the Securities and Exchange Commission on July 13, 2011).

Subsequent to year end, in connection with the proposed transaction, Acadia filed with the SEC a registration statement that containing the proxy statement concurrently filed by PHC which will constitute an Acadia prospectus.

REPORT OF INDEPENDENT AUDITORS

The Parent of HHC Delaware, Inc.

We have audited the accompanying consolidated balance sheets of HHC Delaware, Inc. and Subsidiary (the Company) as of December 31, 2010 and December 31, 2009 (Predecessor), and the related consolidated statements of operations, invested equity (deficit), and cash flows for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010 and the year ended December 31, 2009 (Predecessor periods). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HHC Delaware, Inc. and Subsidiary at December 31, 2010 and December 31, 2009 (Predecessor), and the consolidated results of operations and cash flows for the period from November 16, 2010 to December 31, 2010 and for the period from January 1, 2010 to November 15, 2010 and the year ended December 31, 2009 (Predecessor periods) in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Nashville, Tennessee

June 24, 2011, except for Note 8 as to which the date is August 18, 2011

HHC DELAWARE, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

		PREDECESSOR
	DECEMBER 31, 2010	DECEMBER 31, 2009	JUNE 30, 2011
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$197,197	$240,642	$32,271
Accounts receivable, less allowance for doubtful accounts of $1,137,478 , $1,459,521 and $1,406,143 (unaudited), respectively	1,371,276	1,835,603	1,481,772
Third party settlements	505,988	795,151	315,009
Deferred tax assets	558,057	655,445	642,587
Other current assets	144,579	149,407	97,135

Total current assets	2,777,097	3,676,248	2,568,774
Property and equipment:
Land	1,240,291	1,110,311	1,240,291
Buildings and improvements	6,899,017	6,253,181	7,104,910
Equipment	635,229	471,149	692,158
Construction in progress	248,507	237,316	147,528
Less accumulated depreciation	(903,869)	(595,965)	(1,077,096)

	8,119,175	7,475,992	8,107,791
Goodwill	18,629,020	11,221,124	18,677,584
Other assets	141,413	297,120	—

Total assets	$29,666,705	$22,670,484	$29,354,149

LIABILITIES AND INVESTED EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$298,354	$286,813	$157,484
Salaries and benefits payable	398,571	360,090	634,970
Income taxes payable	193,975	45,357	419,915
Other accrued liabilities	81,050	47,442	36,570
Current portion of long-term debt	140,153	114,614	52,163

Total current liabilities	1,112,103	854,316	1,301,102
Long-term debt, less current portion	6,648,128	6,706,683	53,283
Deferred tax liability	902,248	712,055	953,476
Due to Parent	21,028,879	14,277,002	26,789,900

Total liabilities	29,691,358	22,550,056	29,097,761
Invested equity (deficit):
Net investment by Parent	(24,653)	120,428	256,388

Total liabilities and invested equity (deficit)	$29,666,705	$22,670,484	$29,354,149

HHC DELAWARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

AND CHANGES IN INVESTED EQUITY (DEFICIT)

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(UNAUDITED)
Revenue	$1,585,216	$12,715,648	$13,831,469	$7,540,989	$7,228,489
Operating expenses:
Salaries, wages and employee benefits	1,074,916	7,775,193	8,359,494	4,746,244	4,420,813
Professional fees	121,295	770,315	914,722	454,048	433,722
Supplies	102,673	793,846	800,749	469,425	450,421
Rentals and leases	1,545	19,145	36,439	19,103	10,296
Other operating expenses	96,521	703,815	809,517	410,478	355,393
Provision for doubtful accounts	75,483	436,249	483,388	339,449	234,435
Depreciation and amortization	39,849	268,232	292,689	178,806	152,244
Management fees allocated by the Parent	47,556	382,427	464,429	226,230	221,538
Interest expense	66,579	456,509	533,391	223,546	261,400

Total operating expenses	1,626,417	11,605,731	12,694,818	7,067,329	6,540,262

Income (loss) before income taxes	(41,201)	1,109,917	1,136,651	473,680	688,227
Provision (benefit) for income taxes	(16,548)	452,747	462,058	192,639	280,730

Net income (loss)	(24,653)	657,170	674,593	281,041	407,497
Invested equity (deficit):
Beginning of period	777,598	120,428	(554,165)	(24,653)	120,428
Elimination of predecessor invested equity	(777,598)	—	—	—	—

End of period	$(24,653)	$777,598	$120,428	$256,388	$527,925

HHC DELAWARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(Unaudited)
Operating activities:
Net income (loss)	$(24,653)	$657,170	$674,593	$281,041	$407,497
Adjustments to reconcile net income (loss) to net cash provided by continuing operating activities:
Depreciation and amortization	39,849	268,232	292,689	178,806	152,244
Provision for bad debts	75,483	436,249	483,388	339,449	234,435
Deferred income taxes	(131,664)	419,245	416,701	(33,302)	192,763
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	273,343	(320,748)	(460,881)	(449,945)	(263,246)
Third party settlements	(22,650)	311,813	(416,735)	190,979	347,419
Prepaid expenses and other current assets	35,402	(30,574)	(35,513)	47,444	47,950
Other assets	(13,185)	168,892	50,807	141,413	63,617
Accounts payable and accrued expenses	230,408	(218,867)	206,737	(140,870)	(187,760)
Income taxes payable	115,116	33,502	45,357	225,940	87,967
Salaries and benefits payable	(237,420)	275,901	(227,230)	236,399	271,923
Other current liabilities	43,363	(9,755)	(76,627)	(44,480)	(6,905)

Net cash provided by (used in) operating activities	383,392	1,991,060	953,286	972,874	1,347,904
Investing activities:
Capital purchases of leasehold improvements and equipment	(310,380)	(564,760)	(374,729)	(167,422)	(382,472)

Net cash used in investing activities	(310,380)	(564,760)	(374,729)	(167,422)	(382,472)
Financing activities:
Principal payments on long-term debt, including capital leases	(10,519)	(98,621)	(84,674)	(59,678)	(53,044)
Advances from (transfers to) Parent, net	6,098	(1,439,715)	(435,589)	(910,700)	(916,336)

Net cash provided by (used in) financing activities	(4,421)	(1,538,336)	(520,263)	(970,378)	(969,380)

Net (decrease) increase in cash	68,591	(112,036)	58,294	(164,926)	(3,948)
Cash and cash equivalents at beginning of period	128,606	240,642	182,348	197,197	240,642

Cash and cash equivalents at end of period	$197,197	$128,606	$240,642	$32,271	$236,694

Significant non-cash transaction:
Payoff of mortgage loan by Parent	$—	$—	$—	$6,623,158	$—

Cash paid for interest	$47,153	$476,407	$533,873	$210,319	$244,840

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

1. Summary of Significant Accounting Policies

Description of Business

HHC Delaware, Inc. (“MeadowWood”) is a wholly owned subsidiary of Universal Health Services, Inc. (“UHS”) and operates a behavioral health care facility known as MeadowWood Behavioral Health System located at 575 South DuPont Highway, New Castle, Delaware. HHC Delaware, Inc. is the sole member of Delaware Investment Associates, LLC (“MeadowWood Real Estate”), which owns the real estate located at 575 South DuPont Highway, New Castle, Delaware. Collectively, MeadowWood and MeadowWood Real Estate are hereinafter referred to as the Company. On November 15, 2010, UHS completed the acquisition of Psychiatric Solutions, Inc. (“PSI”), the previous owner of the Company. References herein to the Parent refer to PSI for periods prior to the acquisition by UHS and refer to UHS for all post-acquisition periods.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated in the consolidation of the Company.

Patient Service Revenue

Patient service revenue is recorded on the accrual basis in the period in which services are provided, at established billing rates less contractual adjustments. Contractual adjustments are recorded to state patient service revenue at the amount expected to be collected for the services provided based on amounts reimbursable by Medicare or Medicaid under provisions of cost or prospective reimbursement formulas or amounts due from other third-party payors at contractually determined rates. Approximately 30%, 27% and 19% of revenue for the period November 16, 2010 through December 31, 2010, and the predecessor periods of January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively, was obtained from providing services to patients participating in the Medicaid program. Approximately 41%, 40% and 44% of revenue for the period November 16, 2010 through December 31, 2010, and the predecessor periods of January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively, was obtained from providing services to patients participating in the Medicare program.

Settlements under cost reimbursement agreements with third-party payors are estimated and recorded in the period in which the related services are rendered and are adjusted in future periods as final settlements are determined. Final determination of amounts earned under the Medicare and Medicaid programs often occur in subsequent years because of audits by such programs, rights of appeal and the application of numerous technical provisions.

The Company provides care without charge to patients who are financially unable to pay for the health care services they receive. Because the Company does not pursue collection of amounts determined to qualify as charity care, these amounts are not reported as revenue. Charity care totaled $55,415, $194,121, and $177,570 for the period ended November 16, 2010 through December 31, 2010 and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

The Parent established, for the Company, zero balancing depository, payables and payroll bank accounts which are swept or funded by the Parent. The Hospital’s consolidated financial statement balance for these bank accounts generally represents deposits not yet swept to the Parent. See Note 2.

Accounts Receivable

Accounts receivable is comprised of patient service revenue and is recorded net of allowances for contractual discounts and estimated doubtful accounts. Such amounts are owed by various governmental agencies, insurance companies and private patients. Medicare comprised approximately 20% and 19% of accounts receivable at December 31, 2010 and 2009 (Predecessor), respectively. Medicaid comprised approximately 19% and 18% of accounts receivable at December 31, 2010 and 2009 (Predecessor), respectively. Concentration of credit risk from other payors is reduced by the large number of patients and payors.

Allowance for Doubtful Accounts

The ability to collect outstanding patient receivables from third party payors is critical to operating performance and cash flows. The primary collection risk with regard to patient receivables relates to uninsured patient accounts or patient accounts for which primary insurance has paid, but the portion owed by the patient remains outstanding. The Company estimates the allowance for doubtful accounts primarily based upon the age of the accounts since the patient discharge date. The Company continually monitors our accounts receivable balances and utilizes cash collection data to support our estimates of the provision for doubtful accounts. Significant changes in payor mix or business office operations could have a significant impact on our results of operations and cash flows.

Allowances for Contractual Discounts

The Medicare and Medicaid regulations are complex and various managed care contracts may include multiple reimbursement mechanisms for different types of services provided and cost settlement provisions requiring complex calculations and assumptions subject to interpretation. The Company estimates the allowance for contractual discounts on a payor-specific basis given our interpretation of the applicable regulations or contract terms. The services authorized and provided and related reimbursement are often subject to interpretation that could result in payments that differ from the Company’s estimates. Additionally, updated regulations and contract renegotiations occur frequently necessitating continual review and assessment of the estimation process by the Company’s management.

Income Taxes

The Company is included in the consolidated return of UHS and, through an agreement with the Parent, account for their share of the consolidated tax obligations using an “as if separate return” methodology. In that regard, the Company accounts for income taxes under the asset and liability method in accordance with FASB authoritative guidance regarding accounting for income taxes and its related uncertainty. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply when the temporary differences are expected to reverse. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income to determine whether a valuation allowance should be established.

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the useful lives of the assets, which range from 25 to 40 years for buildings and improvements and 2 to 7 years for equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the assets. Depreciation expense was $39,849, $268,232 and $292,689 for the period November 16, 2010 through December 31, 2010, the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively. Depreciation expense includes the amortization of assets recorded under capital leases.

Other Assets

Other assets represent cash placed in escrow for the payment of property taxes as such amounts become due.

Costs in Excess of Net Assets Acquired (Goodwill)

The Company accounts for goodwill in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations, and ASC 350, Goodwill and Other Intangible Assets. Goodwill is reviewed at least annually for impairment. Potential impairment exists if the Company’s carrying value exceeds its fair value. If the Company identifies a potential impairment of goodwill, the implied fair value of goodwill is determined. If the carrying value of goodwill exceeds its implied fair value, an impairment loss is recorded. The Company noted no goodwill impairment for any periods presented in the accompanying consolidated financial statements.

During 2010, goodwill increased by approximately $7.4 million as a result of the acquisition of PSI (including the Company) by UHS effective November 15, 2010.

2. Due to Parent

Cash Management

Due to Parent balances represent the initial capitalization of the Company as well as the excess of funds transferred to or paid on behalf of the Company over funds transferred to the centralized cash management account of the Parent. Generally, this balance is increased by automatic transfers from the account to reimburse the Company’s bank accounts for operating expenses and to pay the Company’s debt, completed construction project additions, fees and services provided by the Parent, including information systems services and other operating expenses such as payroll, insurance, and income taxes. Generally, this balance is decreased through daily cash deposits by the Company to the centralized cash management account of the Parent. The following paragraphs more fully describe the methodology of allocating costs to the Company.

Management Fees

The Parent allocates its corporate office expenses (excluding interest, depreciation, taxes, and amortization) to its owned and leased facilities (including the Company) as management fees. These management fees are allocated based upon the proportion of an individual facility’s total expenses to the total expenses of all owned and leased facilities in the aggregate. Management fees allocated to the Company for the period from November 16, 2010 to December 31, 2010, the predecessor periods from January 1, 2010 to November 15, 2010, and for the year ended December 31, 2009, were $47,556, $382,427, and $464,429,

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

respectively. Although management considers the allocation method to be reasonable, due to the relationship between the Company and its Parent, the terms of the allocation may not necessarily be indicative of that which would have resulted had the Company been an unrelated entity.

Information Technology Costs

Costs of information technology related to certain standard Parent sponsored information technology platforms are included in the management fee allocation.

General and Professional Liability Risks

The costs of general and professional liability coverage are allocated by the Parent’s wholly-owned captive insurance subsidiary to the Company based on a percentage of revenue adjusted by a factor which considers the type of entity as well as historical loss experience. The general and professional liability expense allocated to the Company was $20,380, $136,587, and $146,614 for the period November 16, 2010 through December 31, 2010, and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.

Workers’ Compensation Risks

The Parent, on behalf of its affiliates, carries workers’ compensation insurance from an unrelated commercial insurance carrier. The Parent’s workers’ compensation program is fully insured with a $500,000 deductible per accident. The cost of this program is allocated to all covered affiliates based on a percentage of anticipated payroll costs as adjusted for the state in which the affiliate is located. Such costs allocated to the Company totaled $15,378, $108,308 and $105,557 for the period November 16, 2010 through December 31, 2010, and the predecessor periods January 1, 2010 through November 15, 2010 and the year ended December 31, 2009, respectively.

3. Commitments and Contingencies

The Company is subject to various claims and legal actions which arise in the ordinary course of business. The Parent assumes the responsibility for all general and professional liability claims incurred and maintains the related liabilities; accordingly, no liability for general and professional claims is recorded on the accompanying consolidated balance sheet. The Company believes that the ultimate resolution of such matters will be adequately covered by insurance and will not have a material adverse effect on their financial position or results of operations.

The Parent’s interest in the Company has been pledged as collateral for the Parent’s borrowings under various credit agreements.

Current Operations

Final determination of amounts earned under prospective payment and cost-reimbursement arrangements is subject to review by appropriate governmental authorities or their agents. The Company believes adequate provision has been made for any adjustments that may result from such reviews.

Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. The Company believes that it is in substantial compliance with all applicable laws and regulations

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and is not aware of any material pending or threatened investigations involving allegations of potential wrongdoing. While no material regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

4. Long-Term Debt

Long-term debt consists of the following:

		PREDECESSOR
	DECEMBER 31, 2010	DECEMBER 31, 2009	JUNE 30, 2011
			(Unaudited)
Mortgage loan on facility, maturing in 2036 bearing a fixed interest rate of 6.99%	$6,662,010	$6,750,776	$—
Capital lease obligations	126,271	70,521	105,446

	6,788,281	6,821,297	105,446
Less current portion	140,153	114,614	52,163

Long-term debt	$6,648,128	$6,706,683	$53,283

Mortgage Loans

At December 31, 2010, the Company had $6,662,010 debt outstanding under a mortgage loan agreement insured by the U.S. Department of Housing and Urban Development (“HUD”). The mortgage loan insured by HUD was secured by real estate located at 575 South DuPont Highway, New Castle, Delaware. Interest accrues on the HUD loan at 6.99% and principal and interest were payable in 420 monthly installments through October 2036. The carrying amount of assets held as collateral approximated $6,101,753 at December 31, 2010.

The HUD mortgage loan was repaid by UHS in June 2011.

Other

The aggregate maturities of long-term debt, including capital lease obligations, were as follows as of December 31, 2010:

2011	$140,153
2012	144,624
2013	145,021
2014	120,407
2015	125,774
Thereafter	6,112,302

Total	$6,788,281

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Operating Leases

The Company has assumed or executed various non-cancelable operating leases. At December 31, 2010, future minimum lease payments under operating leases having an initial or remaining non-cancelable lease term in excess of one year are as follows:

2011	$14,461
2012	14,461
2013	14,461
2014	14,461
2015	14,461

Total	$72,305

6. Income Taxes

The provision for income taxes attributable to income from operations consists of the following:

Provision for Income Taxes

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(Unaudited)
Current:
Federal	$115,116	$33,502	$45,357	$225,940	$87,967
State	—	—	—	—	—

	115,116	33,502	45,357	225,940	87,967
Deferred:
Federal	(128,119)	322,359	317,827	(74,526)	132,688
State	(3,545)	96,886	98,874	41,225	60,075

	(131,664)	419,245	416,701	(33,301)	192,763

Provision (benefit) for income taxes	$(16,548)	$452,747	$462,058	$192,639	$280,730

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of income tax computed by applying the U.S. federal statutory rate to the actual income tax expense attributable to income from operations is as follows:

		PREDECESSOR			PREDECESSOR
	NOVEMBER 16, 2010 THROUGH DECEMBER 31, 2010	JANUARY 1, 2010 THROUGH NOVEMBER 15, 2010	YEAR ENDED DECEMBER 31, 2009	SIX MONTHS ENDED JUNE 30, 2011	SIX MONTHS ENDED JUNE 30, 2010
				(Unaudited)
Federal tax	$(14,420)	$388,471	$397,828	$165,788	$240,879
State income taxes (net of federal)	(2,304)	62,976	64,268	26,795	39,049
Other	176	1,300	(38)	56	802

Provision (benefit) for income taxes	$(16,548)	$452,747	$462,058	$192,639	$280,730

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising temporary differences are as follows:

		PREDECESSOR
	DECEMBER 31, 2010	DECEMBER 31, 2009	JUNE 30, 2011
			(Unaudited)
Deferred Tax Assets:
Net operating loss carryforwards	$83,446	$111,300	$46,885
Allowance for doubtful accounts	444,814	564,854	563,547
Accrued liabilities	108,044	85,344	109,305
Other	9,144	5,247	10,118

Total deferred tax assets	645,448	766,745	729,855
Deferred tax liabilities:
Intangible assets	(322,174)	(232,236)	(367,083)
Property and equipment	(667,465)	(586,278)	(673,661)
Other	—	(4,841)	—

Total deferred tax liabilities	(989,639)	(823,355)	(1,040,744)

Total net deferred tax liability	$(344,191)	$(56,610)	$(310,889)

The Company has state net operating loss carryforwards as of December 31, 2010 that total approximately $1.5 million which will expire in years 2026 through 2028.

The Company had state net operating loss carryforwards as of June 30, 2011 that total approximately $0.8 million which will expire in years 2026 through 2028.

HHC DELAWARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Employee Benefit Plan

The Company participates in a Parent-sponsored tax-qualified profit sharing plan with a cash or deferred arrangement whereby employees who have completed three months of service and are age 21 or older are eligible to participate. The Plan allows eligible employees to make contributions of 1% to 85% of their annual compensation, subject to annual limitations. The Plan enables the Parent to make discretionary contributions into each participant’s account that fully vest over a four year period based upon years of service. No contributions were made by the Parent to the Plan during the period November 16, 2010 through December 31, 2010, the predecessor periods January 1, 2010 through November 15, 2010, and for the year ended December 31, 2009, or the six months ended June 30, 2011 (unaudited).

8. Subsequent Events

In March, 2011, UHS entered into an agreement to sell the Company to a third party for approximately $21.5 million. The transaction closed on July 1, 2011.

The Company has evaluated subsequent events through August 18, 2011, the date these financial statements were available to be issued, and determined that: (1) no subsequent events have occurred that would require recognition in the accompanying consolidated financial statements; and (2) no other subsequent events have occurred that would require disclosure in the notes thereto.

$150,000,000

Acadia Healthcare Company, Inc.

Exchange Offer for all Outstanding

12.875% Senior Notes due 2018

Prospectus

December 23, 2011

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.